Form 20-F/A
period 2022-12-31
SatixFy Communications Ltd.
filed 2023-05-01
CIK 1915403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Yes ☐    No ☒

Explanatory Note

SatixFy Communications Ltd. (the “Company”) is filing this Amendment No. 1 (this “Amendment”) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”), filed with the Securities and Exchange Commission on May 1, 2023 (the “Original Filing Date”), solely to file Exhibit 15.1 thereto. This Amendment speaks as of the Original Filing Date, and other than as explicitly set forth herein does not reflect any events that may have occurred subsequent to the Original Filing Date and does not modify or update in any way any disclosures made in the Form 20-F except as set forth in this explanatory note.

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

ITEM 19.            EXHIBITS

See Exhibit Index below.

EXHIBIT INDEX

1.1	Second Amended and Restated Articles of Association of SatixFy (incorporated by reference to Annex B to SatixFy Communication Ltd.'s Form F-4/A filed with the SEC on September 21, 2022).
2.1	Specimen Ordinary Share Certificate of SatixFy (incorporated by reference to Exhibit 4.7 to SatixFy Communications Ltd.’s Form F-4/A filed with the SEC on September 16, 2022, as amended).

2.2	Specimen Warrant Certificate of SatixFy (incorporated by reference to Exhibit 4.8 to SatixFy Communications Ltd.’s Form F-4/A filed with the SEC on September 16, 2022, as amended).
2.3	Amended and Restated Warrant Agreement, dated as of January 12, 2023, by and among SatixFy, Endurance Acquisition Corp. and Continental (incorporated by reference to Exhibit 2.3 to SatixFy Communication Ltd.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2023).

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to SatixFy Communication Ltd.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2023).
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

4.11†
Registration Rights Agreement, dated as of October 27, 2022, by and among SatixFy and CF Principal Investments LLC. (incorporated by reference to Exhibit 4.11 to SatixFy Communication Ltd.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2023).

4.12†
Credit Agreement, dated as of February 1, 2022, by and among SatixFy, Wilmington Savings Fund Society, FSB, as administrative agent and the lenders thereunder (incorporated by reference to Exhibit 10.10 to SatixFy Communications Ltd.’s Form F-4 filed with the SEC on September 21, 2022, as amended).

4.13
First Amendment to Credit Agreement, dated as of September 13, 2022, by and among SatixFy, Wilmington Savings Fund Society, FSB, as administrative agent and the lenders thereunder (incorporated by reference to Exhibit 4.13 to SatixFy Communication Ltd.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2023).

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

4.21	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.8 to SatixFy Communications Ltd.’s Form F-4 filed with the SEC on September 21, 2022, as amended).
4.22	SatixFy Communications Ltd. Compensation Policy (incorporated by reference to Exhibit 10.9 to SatixFy Communications Ltd.’s Form F-4 filed with the SEC on September 16, 2022, as amended).
4.23	2020 Share Award Plan (incorporated by reference to Exhibit 10.12 to SatixFy Communications Ltd.’s Form F-4 filed with the SEC on September 16, 2022, as amended).
8.1	List of Subsidiaries of Satixfy (incorporated by reference to Exhibit 21.1 to Satixfy Communication Ltd.'s Form F-4 filed with the SEC on September 21, 2022, as amended).
12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Interim Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Chief Executive Officer and the Interim Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Independent Registered Public Accounting Firm.
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

*    Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on its behalf.

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