Form 20-F
period 2023-12-31
SatixFy Communications Ltd.
filed 2024-03-29
CIK 1915403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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
12 Hamada St., Rehovot 670315, Israel
Tel: +(972) 8-939-3200

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Oded Har-Even, Esq. Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Tel: 212.660.3000	Reut Alfiah, Adv. Sullivan & Worcester Tel-Aviv (Har-Even & Co.) 28 HaArba’a St. HaArba’a Towers, North Tower, 35th Floor Tel-Aviv, Israel 6473925 T +972.74.758.0480

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	SATX	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Warrants to purchase ordinary shares
(Title of Class)

Securities registered or to be registered pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 83,114,193 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Yes ☐ No ☒

Unless otherwise indicated or the context otherwise requires, references in this Annual Report on Form 20‑F, or this Annual Report, to “SatixFy,” “Company,” “we,” “our,” “us” and other similar terms refer to SatixFy Communications Ltd. and our consolidated subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding us or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward- looking. Forward- looking statements in this Annual Report may include, for example, statements about:

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements.

Important factors that could cause such differences include, but are not limited to:

•	Our performance following the Business Combination;

•	Unpredictability in the satellite communications industry;

•	The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;

•	Competition in the satellite communications industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors;

•	Failure by us to adjust our supply chain volume due to changing market conditions or failure to estimate its customers’ demand;

•	Disruptions in relationships with any one of our key customers;

•	Disruptions in relationships with any one of our third-party manufacturers or suppliers;

•	Any difficulty selling our products if customers do not design its products into their product offerings;

•	Our dependence on winning selection processes and gaining market acceptance of its technologies and products;

•	Even if we succeed in winning selection processes for its technologies and products, we may not generate timely or sufficient net sales or margins from those wins;

•	Our ability to execute its strategies, manage growth and maintain its corporate culture as it grows;

•	Sustained yield problems or other delays in the manufacturing process of products;

•	Changes in the need for capital and the availability of financing and capital to fund these needs;

•	Our estimates of our total addressable market and the demand for and pricing of its products and services;

•	Our ability to maintain effective internal control over financial reporting;

•	Our ability to retain key personnel and to replace such personnel on a timely basis or on acceptable terms;

•	Exchange rate fluctuations;

•	Changes in interest rates or rates of inflation;

•	Legal, regulatory and other proceedings;

•	Changes in applicable laws or regulations, or the application thereof on us;

•	The results of future financing efforts;

•	Our ability to maintain continued listing standards with the NYSE American LLC:

•
General market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Hamas war;

•	Some or all of the expected benefits of the transaction between the Company and MDA will not be achieved; and

•	The other matters described in the section titled “Risk Factors”.

SatixFy cautions you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward- looking statement is made. Forward-looking statements set forth herein speak only as of the date of this Annual Report. SatixFy has no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that SatixFy will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in SatixFy’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

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

“Business Combination Agreement” means the Business Combination Agreement, dated as of March 8, 2022, by and among SatixFy, Endurance and SatixFy MS, as amended on June 13, 2022 and August 23, 2022.

“CF Principal Investments” means CF Principal Investments LLC (“Cantor”), an affiliate of Cantor Fitzgerald & Co.

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

“Debt Financing” means a credit facility, by and among SatixFy and an institutional lender and its affiliates, pursuant to the 2022 Credit Agreement, under which SatixFy borrowed an aggregate principal amount of $55,000,000 in February 2022, as amended.

“Effective Time” means the effective time of the Business Combination.

“Endurance” means Endurance Acquisition Corp., a Cayman Islands exempted company.

“Endurance Class A ordinary shares” means Class A ordinary shares, par value $0.0001 per share, of Endurance.

“Endurance IPO” means the initial public offering of Endurance, which was consummated on September 17, 2021.

“Endurance Public Warrants” means each one (1) warrant of Endurance entitling the holder thereof to purchase one Endurance Class A ordinary share at a price of $11.50 per share, subject to adjustment, in accordance with the terms with respect to the public warrants of Endurance issued as part of the Endurance Units in the Endurance IPO.

“Endurance warrants” means the Endurance Public Warrants and 7,630,000 private warrants of Endurance, each entitling the holder thereof to purchase one (1) Endurance Class A ordinary share at a price of $11.50 per share, subject to adjustment, in accordance with terms with respect to the private warrants of Endurance, sold to the Sponsor and Cantor Fitzgerald & Co. in a private placement in connection with the Endurance IPO, collectively.

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

“Forward Purchase Agreement” means the agreement for an OTC Equity Prepaid Forward Transaction by and among Endurance, SatixFy, Merger Sub and Vellar Opportunity Fund SPV LLC— Series 7 (“Vellar”), dated October 24, 2022, as subsequently amended on October 25, 2022. This agreement was terminated in October 2023.

“Founder Shares” means the Endurance Class B ordinary shares which were originally acquired by the Sponsor for an aggregate purchase price of $25,000 prior to the Endurance IPO.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations.

“Israeli Companies Law” means the Israeli Companies Law, 5759-1999, as amended.

“Merger Sub” means SatixFy MS, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company, which merged with and into Endurance in connection with the consummation of the Business Combination.

“MDA” means MDA Space and Robotics Limited, an affiliate of MDA Ltd.

“MDA Agreement” means the sale of all of the outstanding ordinary shares in the capital of SatixFy Space Systems UK Ltd., a previously wholly-owned subsidiary of the Company, to MDA Space and Robotics Limited, an affiliate of MDA Ltd., pursuant to a Share Purchase Agreement, dated August 30, 2023.

“NYSE” means NYSE American LLC.

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

“PIPE Units” means each unit, consisting of one (1) PIPE Share and one-half  of one PIPE Warrant, to be purchased by the PIPE Investors pursuant to the Subscription Agreements for a purchase price of $10.00 per unit.

“PIPE Warrant” means each warrant of SatixFy entitling the holder thereof to purchase one SatixFy Ordinary Share at a price of $11.50 per share, subject to adjustment and on the terms and subject to the limitations described in the PIPE Warrant Agreement, to be purchased by the PIPE Investors as part of the PIPE Units issued pursuant to the Subscription Agreements. The PIPE Warrants were subsequently exchanged for public warrants under the terms of the A&R SatixFy Warrant Agreement as described elsewhere in this Annual Report and references to “PIPE Warrants” herein are to the originally issued warrants or the newly issued warrants, as the context requires.

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

“SatixFy Private Warrants” means each warrant of SatixFy assumed as part of the Business Combination entitling the holder thereof to purchase one SatixFy Ordinary Share on substantially the same terms and conditions with respect to the Endurance Private Warrants.

“SatixFy Public Warrants” means each warrant of SatixFy assumed as part of the Business Combination entitling the holder thereof to purchase one SatixFy Ordinary Share on substantially the same terms and conditions with respect to the Endurance Public Warrants.

“SatixFy Warrants” means the SatixFy Public Warrants, the SatixFy Private Warrants and the PIPE Warrants, collectively.

“SatixFy Warrant Assumption Agreement” means that certain warrant assignment, assumption and amendment agreement, dated as of the Closing Date by and among SatixFy, Endurance and Continental.

“SatixFy A&R Warrant Agreement” means that certain Amended and Restated Warrant Agreement, dated as of January 12, 2023, by and between SatixFy and Continental, which amended and restated the SatixFy Warrant Assumption Agreement.

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

"2022 Credit Agreement" means that certain credit agreement, dated as of February 1, 2022, by and among the Company, on the one hand, and Wilmington Savings Fund Society, FSB, as administrative agent (the "Agent"), and the lenders thereunder (each of which is an affiliate of Francisco Partners L.P.) (together with the Agent, “FP”), on the other hand, as amended by that First Amendment to Credit Agreement, dated as of September 13, 2022, by and among SatixFy and FP, and as further amended by that Waiver and Second Amendment to the Credit Agreement, dated as of April 23, 2023, by and among SatixFy and FP, and as further amended by the Consent, Waiver and Third Amendment to Credit Agreement, dated June 2, 2023, by and among SatixFy and FP, and as further amended by the. Consent, Waiver and Fourth Amendment to Credit Agreement, dated October 31, 2023, by and among SatixFy and FP , and as amended by the Consent and Fifth Amendment to Credit Agreement, dated as of October 31, 2023, by and among SatixFy and FP.

PART I

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

Summary of Risk Factors

Our ability to implement our business strategy is subject to numerous risks, as more fully described in this section. These risks include, among others:

•
SatixFy has limited capital currently available and will need to raise additional capital in the future to fund its operations and develop its technology and chips and satellite communications systems. If SatixFy fails to raise sufficient capital or is unable to do so on favorable or acceptable terms, it might not be able to make the necessary investments in technology development, its operating results may be harmed, it may have to seek protection under insolvency laws and may be unable to continue its operations.

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

•
SatixFy relies on the availability of third-party licenses of intellectual property, and if it fails to comply with its obligations under such agreements or is unable to extend its existing third- party licenses or enter into new third-party licenses on reasonable terms or at all, it could have a material adverse effect on its business, operating results and financial condition.

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

•
Investors’ rights and responsibilities as SatixFy’s shareholders will be governed by Israeli law, which differs in some respects from the rights and responsibilities of shareholders of non- Israeli companies.

•	The market price of SatixFy’s equity securities may be volatile, and your investment could suffer or decline in value.

•
SatixFy is an “emerging growth company” and avails itself of the reduced disclosure requirements applicable to emerging growth companies, which could make its equity securities less attractive to investors.

•	SatixFy may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

•	Future sales or other issuances of our securities could depress the market price for our securities.

•
Failure to meet NYSE’s continued listing requirements could result in the delisting of our Ordinary Shares, negatively impact the price of our Ordinary Shares and negatively impact our ability to raise additional capital.

Risks Related to Our Business and Industry

We have limited capital currently available and will need to raise additional capital in the future to fund our operations and develop our technology and chips and satellite communications systems. If we fail to raise sufficient capital or are unable to do so on favorable or acceptable terms, we might not be able to make the necessary investments in technology development, our operating results may be harmed, we may have to seek protection under insolvency laws and may be unable to continue our operations.

The satellite communications industry is subject to rapid technological changes, new and enhanced product introductions, product obsolescence and changes in user requirements, and we plan to continue to make significant investments in next-generation satellite communications technologies in order meet industry developed requirements. In addition, major new companies entering this market might reshape the competitive landscape. In order to fund our operations in the near term and continue our development of these next-generation technologies, we require and are exploring options to obtain equity financing, which, if obtained, may be subject to unfavorable terms and could impair the value of our ordinary shares, dilute existing shareholders’ ownership interests and impose restrictions on us.

In order to preserve liquidity and allow us more time to evaluate our financing and strategic alternatives, we entered into the 2022 Credit Agreement, dated as of February 1, 2022, as amended, which place certain obligations on us in connection with future agreements we enter into. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Financing” for more information. Our inability to raise sufficient capital on reasonable terms may adversely affect our ability to develop new technologies and chips and satellite communications systems, and may result in our breach of certain covenants under the 2022 Credit Agreement (see “— We may not be able to generate sufficient cash to service our indebtedness”), which could result in our inability to fund our working capital requirements and otherwise adversely affect our business, financial condition and results of operations. If the amount of capital we are able to raise from financing activities, together with our revenues and cash flows from operations, is not sufficient to satisfy our capital needs (even to the extent that we reduce our operations), third parties may be reluctant to provide the services we need in order to operate and we may be required to obtain financing on unattractive terms, divest our assets at unattractive prices, seek protection under insolvency laws or cease our operations.

Additionally, until its termination in October 2023, the Forward Purchase Agreement limited our ability to issue equity securities to raise additional capital due to a clause restricting us from issuing additional equity securities (except pursuant to the Equity Line of Credit and our 2020 Share Award Plan) until such time as the sellers thereunder recoup the Prepayment Shortfall (as defined therein, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources — Forward Purchase Agreement”).  Although the Forward Purchase Agreement was terminated in October 2023, it may have precluded us from raising additional capital while it was in effect, including during times when it would be advantageous to do so. Further, recent declines in our stock price mean that our ability to raise new capital under the Equity Line of Credit Facility, which limits the number of shares we can sell based on their daily average trading volume, could be substantially less than we initially expected.

We are an early stage company with a history of losses, have generated less revenues than our prior projections, and have not demonstrated a sustained ability to generate predictable revenues or cash flows. If we do not generate revenue as expected, our financial condition will be materially and adversely affected.

Since inception, we have devoted substantially all of our resources to designing, developing and manufacturing our chips and satellite communications systems and technology, enhancing our engineering capabilities, building our business and establishing relations with our customers, raising capital and providing general and administrative support for these operations. We have a history of losses and have generated substantially less revenues than we previously predicted and have not demonstrated a sustained ability to generate predictable or sustained revenue or cash flows from our satellite communications systems and chips or convert sufficient leads into commercial engagements. For example, we have experienced extended delays in the manufacturing cycle of our third-party manufacturer and related delays in our ability to deliver chips, payloads and terminals and/or delays in our development work, a strategic decision by management to reduce sales in China due to concerns about the changes in the regulatory environment and the termination of discussions with a number of prospective customers and deferrals of orders under existing contracts and postponement of new contract negotiations with certain existing customers. Our ability to generate predictable revenue and operating cash flows sufficient to fund our working capital requirements continues to be negatively impacted by these factors and we expect these factors to continue to negatively impact our operations for the foreseeable future. Consequently, any assessment you make about our current business or future success or viability may not be as accurate as it could be if we had a longer operating history or an established track record in generating predictable revenues or operating cash flows sufficient to fund our working capital requirements. Further, our limited financial track record, without meaningful revenue from our expected future principal business, is of limited reference value for your assessment of our business and future prospects.

We incurred losses of approximately $29.7 million and $397.8 million for the years ended December 31, 2023 and 2022, respectively. We expect to continue to incur losses until we are able to onboard a sufficient number of new customers and contracts, and launch and scale a sufficient number of our satellite communications systems and related products to become profitable. As we work to transition from technology and product development activities to commercial production and sales, it is difficult to forecast our future results. Although we have several customer contracts, we have limited insight into trends that may emerge and affect our business, including our ability to attract and retain customers, the amount of revenue we will generate from our customers and the competition we will face. If our revenue grows slower than we anticipate or we otherwise fall materially short of our forecasts and expectations, we may not be able to achieve profitability and our financial condition will be materially and adversely affected which could cause our share price to decline and investors to lose confidence in us.

Amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings.

As of December 31, 2023, our backlog was approximately $59 million. Our backlog, which includes the pre-payment related to the MDA Agreement also consists of estimated revenue pursuant to customer orders and signed contracts. See Note 3 to SatixFy’s consolidated financial statements included elsewhere in this Annual Report. Our customer orders may be terminated under certain circumstances, including if we fail to meet delivery deadlines or otherwise breach our contracts, and most of our customer contracts are terminable upon prior notice to us, without penalty.  The disclosure of backlog aids in the analysis of the demand for the Company’s products, as well as the Company’s ability to meet that demand. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing a contract with a customer and delivery of the product to the customer and revenue recognition. In addition, backlog is not necessarily indicative of our revenues to be recognized in a specified future period and we cannot assure that we will recognize revenue with respect to each order included in backlog. Our customers may order products from multiple sources to ensure timely delivery and may cancel or defer orders without significant penalty. Our customers also may cancel orders when business is weaker, and inventories are excessive. While as of the date of this Annual Report on Form 20-F, no orders were cancelled, should a cancellation occur, our backlog and anticipated revenue would be reduced unless we were able to replace the cancelled order. As a result, we cannot provide assurances as to the portion of backlog to be filled in a given year, and our backlog as of any particular date may not be representative of actual revenues for any subsequent period.

We are currently experiencing, and may continue to experience, increased risks and costs associated with volatility in labor or component prices or as a result of supply chain or procurement disruptions, which may adversely affect our operations.

Our chips and satellite communications systems, including the manufactured assemblies used in our satellite communications systems, are manufactured by third parties in several countries in Europe and in the Far East using inputs, such as silicon wafers, laminate substrates, gold, copper, lead frames, mold compound, ceramic packages and various chemicals and gases as well as other production supplies used in our manufacturing processes. Additionally, worldwide manufacturing capacity for chips is relatively inelastic. The present demand for chips is exceeding market supply, which has resulted in increases in the prices we pay for our supply of chips, as well as extended delivery delays beyond what we have experienced in the past. If such supply and demand pressure continues, the prices we pay for our chips and, potentially, other components and assemblies could become substantially more expensive and the delivery time for such products could be materially prolonged, which would have an adverse effect on our ability to meet our customers’ demand. The current global shortage in semiconductor and electronic components, resulting mainly from macro trends such as strong demand for 5G devices and high performance computing, as well as the wars between Russia-Ukraine and Israel-Hamas war, has resulted in disruptions in our supply chain and delays in the delivery of our chips by our third-party manufacturers, increases in the prices of our chip components and manufacturing and disruptions in the operations of our suppliers and customers. Additionally, because the quantity of chips and assemblies we order comprises a small percentage of the overall output of our third-party manufacturers, our third-party manufacturers have, and may continue to, prioritize their near-term capacity for the production of products for larger companies while extending delivery times for our products. If this chip manufacturing capacity shortage continues for a prolonged period of time, or if we are unable to secure manufacturing capacity on acceptable price and delivery terms, it could negatively impact our ability to meet our customer’s demand for our chips and satellite communications systems and have an adverse impact on our revenue, results of operations and customer relationships. See “— We rely on third parties for the manufacturing of our chips and other satellite communications system components. We do not have long-term supply contracts with our foundry or most of our third-party manufacturing vendors, and they may not allocate sufficient capacity to us at reasonable prices to meet future demands for our solutions..”

Many of the manufacturers of our chips and satellite communications systems components are located outside of the jurisdictions in which we have facilities and sites, necessitating international shipping. Supply chain disruptions have occurred and may continue to occur from time to time due to a range of factors beyond our control, including, but not limited to, international conflicts, such as the current war between Israel and Hamas, Russia’s invasion of Ukraine, climate change, increased costs of labor, freight cost and raw material price fluctuations or a shortage of qualified workers. Such supply chain disruptions could materially impact our operating performance and financial position, including if deliveries to us are delayed or if such disruptions negatively impact the business and operations of our key customers. See “— Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them.”

The Russia-Ukraine war poses indirect but unpredictable risks of disruption to our business. Several of our current and prospective customers are operators of communication satellite constellations and have historically used Russian-based launch facilities and vehicles to place their satellites into orbit. If these customers are unable to find alternative launch venues on a timely basis or at all, they may experience delays in deploying their satellites, which in turn could cause them to defer orders for our satellite communications chips and satellite payloads. For example, Eutelsat OneWeb (“OneWeb”) announced that it was suspending all satellite launches from Russia’s Baikonur Cosmodrome. As a result, it partnered with companies in other countries to launch its satellites, which includes test launches of satellites equipped with our payload systems, and we have no control over its ability to transition its expected satellite launches on a timely basis. OneWeb also announced its merger of equals with Eutelsat, a major Geostationary (“GEO”) satellite provider, expected in 2023, which may result in further delays or changes in OneWeb’s satellite projects. Additionally, recent reports indicated that the Russia-Ukraine war may have an adverse impact on the supply of certain commodities, of which Ukraine and Russia were significant producers (for example, neon gas), used in the fabrication of silicon chips. Our ability to mitigate the potential adverse impacts of the Russia-Ukraine war on our supply chain or the supply chains of our customers and suppliers is limited, as the impacts are largely indirect and it is difficult for us to predict at this time how our suppliers and customers will adjust to the new challenges or how these challenges will impact our costs or demand for our products and services. The effects of the sanctions implemented in response to the conflict may also adversely affect our industry, including chip supply chains, to the extent that they lead to higher energy and manufacturing costs, lower economic growth or deferrals of investment in satellite communications technology.

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

We rely on third parties for the manufacturing of our chips and other satellite communications system components. We do not have long-term supply contracts with our foundry or most of our third-party manufacturing vendors, and they may not allocate sufficient capacity to us at reasonable prices to meet future demands for our solutions.

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

Currently, the majority of our chips are supplied by a single foundry, GlobalFoundries, Inc. (“GlobalFoundries”). We obtain manufacturing services from our foundry vendor and negotiate pricing on a purchase order-by-purchase order basis. We do not have contractual assurances from our foundry vendor that adequate capacity will be available to us when we need it or to meet our anticipated future demand for chips. We have continued to experience delays and price increases in in 2023, although to a lesser extent than in 2022, with respect to the production of chips at our foundry vendor and expect that we will continue to experience delays and/or increased prices in the near term due to unprecedented levels of demand and the resulting tightening of capacity at our foundry vendor. If this trend continues, it could limit the volume of chips and satellite communications systems we can produce and/or delay production of new chips or satellite communications systems, both of which would negatively impact our business. If these conditions continue for a substantial period or worsen, our ability to meet our anticipated demand for our solutions could be impacted which, in turn, could negatively impact our operations and financial results.

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

We expect to sell our satellite communications systems and chips for integration into our customers’ systems primarily at the design stage. These efforts to achieve design wins may be lengthy, and may require us to incur both design and development costs or dedicate scarce engineering resources in pursuit of a single customer opportunity. We may not prevail in the competitive selection process, and even when we do achieve a design win, we may never generate any product development or product sale revenue despite incurring development expenditures. Due to factors outside of our control, our customers have in the past, and may in the future, delay or cancel their projects, resulting in a loss of projected revenue. In addition, even if a customer designs one of our chips or satellite communications systems into one of its systems, we cannot be assured that we will secure new design wins from that customer for future systems. Further, even after securing a design win, we have experienced and may again experience delays in generating revenue, if any, from our chips and satellite communications systems as a result of the lengthy product development cycle typically required.

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

Prior to purchasing our chips or satellite communications systems, some of our customers may require that our chips or satellite communications systems undergo extensive demonstration processes, which may involve the testing of our chips or satellite communications systems in the customers’ systems or via a prototype demonstration. We may also undertake to commit resources to prepare a demonstration for a prospective customer, in which case we would bear the expenses of the demonstration. The demonstration process varies by the customer and the product and may take several months. The demonstration of a chip or satellite communications system to a customer does not assure any sales of the chip or the satellite communications system to that customer. After demonstration of our chip or satellite communications system and entry into an agreement for the development of a satellite communications system or sale of a chip, it can take several months or more before the customer commences volume production of components or systems that incorporate our satellite communications systems or chips. Despite these uncertainties, we may devote substantial resources, including design, engineering, sales, marketing and management efforts, to demonstrate our chips or satellite communications systems to customers in anticipation of sales and without an expectation of reimbursement of these costs or generating future revenues and gross profits from the projected sale of the chips or satellite communications systems.

We generate a significant percentage of our revenue from certain key customers, and anticipate this concentration will continue for the foreseeable future, and the loss of one or more of our key customers could negatively affect our business and operating results.

We derive a significant portion of our revenue from a limited number of customers and, because the satellite communications industry is characterized by a relatively small number of large players, we anticipate that this customer concentration will continue for the foreseeable future. For the years ended December 31, 2023 and December 31, 2022, our three largest customers accounted for, in the aggregate, approximately 77% and 78% of our revenue, respectively. If we fail to deliver upon contracts with these three customers, or upon the contracts of other large customers, or if demand by these customers for our chips and satellite communications systems decreases substantially, our revenues and operating results could be materially adversely affected.

Our customers’ continued success will depend in large part on growth within their respective markets. Demand in these markets fluctuates significantly, driven by the development of new technologies and prevailing economic conditions. Factors affecting these markets could seriously harm our customers and, as a result, harm us, including:

•
the effects of catastrophic and other disruptive events at our customers’ operational sites or targeted markets including, but not limited to, natural disasters, telecommunications failures, geopolitical instability caused by international conflict, including the Russia-Ukraine and Israel-Hamas wars, cyber-attacks, terrorist attacks, pandemics, epidemics or other outbreaks of infectious disease, and breaches of security or loss of critical data;

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

To date, we have relied heavily on equity and debt financing to fund our business and operations, and we are currently generating revenue from a limited number of customer contracts. See “— We generate a significant percentage of our revenue from certain key customers, and anticipate this concentration will continue for the foreseeable future, and the loss of one or more of our key customers could negatively affect our business and operating results..” Our success will be highly dependent on our ability to retain and expand our business with existing customers and convert our pipeline of potential contracts into revenues. If we fail to sign contracts with at least some of the customers envisaged in our pipeline, particularly with large customers over the next years when any large contract would significantly impact our revenues and financial results, and grow sufficient business volume with such customers, our business, financial condition and results of operations will be materially and adversely affected. For example, potential additional future contracts with Telesat, one of our largest customers, related to delivery of SX 3099 chip-enabled ground terminal modems for their Low Earth Orbit (“LEO”) network, are dependent on Telesat obtaining the necessary funding for completion of this project.

Our ability to establish and expand our customer relationships is subject to several factors, including, among other things, our ability to overcome customer concerns relating to our lack of experience or track record in providing chips and satellite communications systems to customers in the same industry, competition from more experienced service providers, and our customers’ level of satisfaction with our technology, chips, satellite communications systems and services. For example, one potential with whom we were discussing prospective new contracts recently informed us that they selected our larger competitors with longer track records of providing aircraft-based satellite communications solutions as principal contractors for their satellite communications needs.

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

The satellite communications industry is subject to rapid technological changes, new and enhanced product introductions, product obsolescence and changes in user requirements. Our ability to compete successfully in the satellite communications market depends on our ability to successfully enhance our existing technology and develop new chips and satellite communications systems that are responsive to the latest technological advances. Our ability to continue to enhance our existing technology, or develop new technology that is responsive to changing technological requirements and suitable for the needs of market participants, depends on a number of factors, including the following:

•	our ability to anticipate the needs of the market for new generations of satellite communications digital chip technology;

•	our ability to continue funding and to maintain our current research and development activities, particularly the development of enhancements to our chips and systems;

•	our ability to successfully integrate our advanced technologies and system design architectures into satellite communications systems that are compatible with our customers’ infrastructure;

•	our ability to develop and introduce timely, qualified and on-budget new satellite communications systems or chips that meet the market’s technological requirements;

•	our ability to establish close working relationships with our customers and to have them integrate our satellite communications systems in their design of new communications systems;

•	our ability to maintain intellectual properties rights, whether proprietary or third-party, that are necessary to our research and development activities, such as chip development software;

•	our ability to gain access to the proprietary waveforms that potential customers utilize; and

•	our ability to obtain funding for continuing our technology and product development.

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

Additionally, as part of our current strategy, we have decided to pause development and marketing related to our satellite-enabled Internet-of-Things Diamond product and the Terminal-On-Mobile product in order to continue to focus on our other satellite communications chips and products described herein.

We will be reliant on our joint venture partner, ST Electronics (Satcom & Sensor Systems) Pte Ltd. (“STE”), for the success of the Jet Talk joint venture and, therefore, our Aero/IFC terminals business.

We hold 51% of the equity in Jet Talk and our joint venture partner, STE, participates in significant financial and operational decisions, including participating in the appointment of Jet Talk’s chief executive officer and direct Jet Talk’s research and development (“R&D”) (which is performed by us as a paid service), marketing activities, and funding. We are developing our large Aero/IFC satellite communications terminal for commercial aircraft under agreements with Jet Talk and, under our joint venture agreement with STE, Jet Talk will have the exclusive right to commercialize and sell our Aero-IFC terminals to the commercial aviation market. We believe that the large Aero/IFC sector is likely to represent a substantial portion of our future business and revenues, most of which are likely to be driven by the commercial aviation market. Accordingly, we expect to rely primarily on STE for managing Jet Talk and directing the marketing and sale of our large Aero/IFC terminals. While we believe our interests are aligned with STE’s, these interests may diverge in the future, including as a result of STE pursuing a different strategy, developing its own competing product, selling or exiting its aerospace business, or other reasons outside of our control. If any of these things were to occur, we would have to replace STE as a partner or expand our own sales and marketing resources, which could increase our costs and materially adversely affect our results of operations.

Additionally, once we complete the development of and are able to commercialize our large Aero/IFC satellite communications terminals, the revenues and margins attributable to such sales will not be fully reflected in our consolidated financial statements, which will instead reflect our sales of products and services to Jet Talk and our equity in Jet Talk’s net income or loss for each reporting period. This may make it more difficult for investors and analysts to analyze our business and performance trends relative to companies that consolidate their material operations. See Note 7 to SatixFy’s consolidated financial statements included elsewhere in this Annual Report.

Deterioration of the financial condition of our customers could adversely affect our operating results.

Deterioration of the financial condition of our customers could adversely impact our collection of accounts receivable and may result in delays in product orders or contract negotiations. For the years ended December 31, 2023 and December 31, 2022, our three largest customers accounted for, in the aggregate, approximately 77% and 78% of our revenue, respectively. As of December 31, 2023 and December 31, 2022, accounts receivable with these customers were approximately $0.2 million and $0.8 million, respectively. We regularly review the collectability and creditworthiness of our customers to determine an appropriate allowance for credit losses. Based on our review of our customers, we currently have only immaterial reserves for uncollectible accounts. If our uncollectible accounts, however, were to exceed our current or future allowance for credit losses, our operating results would be negatively impacted. Further, recent global inflationary trends and financial markets volatility have resulted in funding constraints that may affect the timing and scale of investments in new communications satellite constellations and related infrastructure by some of our existing and prospective customers. The effects of recent macroeconomic uncertainties on our customers have also resulted in delays to contract negotiations or customer orders and may result in further delays. For example, one of our customers announced last year that it is reconsidering the scale and timing of its plans to launch a new LEO communications satellite constellation. These and any new or further delays in new contracts or customer orders could materially adversely affect our financial condition and operating results.

Inflation could adversely affect our business and results of operations.

While inflation in the United States and global markets was relatively low before 2020, during 2021 and 2022, the economy in the United States and global markets encountered a material increase in the level of inflation. The impact of COVID-19, geopolitical developments such as the Russia-Ukraine and Israel-Hamas conflicts and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

If the available satellite communications markets fail to grow, our business could be materially harmed.

We develop and market satellite communications systems and digital chips across the value chain for the satellite communications industry. The industry is undergoing a dramatic transformation due to lower cost solutions and miniaturization as well as introduction of new technologies and manufacturing practices. Demand for large GEO communication satellites has fallen as new satellite operators prepare to launch constellations of hundreds or thousands of smaller, lower cost LEO and Medium Earth Orbit (“MEO”) broadband satellite constellations, increasing the need for chips and products that are small in size, low in weight, with low power consumption and low cost. New constellation of Direct To Device are being discussed.  Because the industry is constantly changing, it is difficult to predict the rate at which these markets will grow or decline.

If the markets for commercial satellite communications systems fail to grow, or if we fail to penetrate the market for LEO satellites, or if LEO satellite operators to whom we are targeting for the sale of our satellite communications systems do not successfully deploy their satellites, or fail to build their clientele in a reasonable period, our business could be materially harmed. Additionally, if we fail to penetrate the market for IFC systems, to which we are late comers, or if airline operators or service providers to whom we are targeting for the sale of our IFC systems do not select our IFC system, or decide not to pursue IFC upgrade, our business could be materially harmed. A significant decline or a delay in the growth in these two markets could materially harm our business and impair the value of our shares.

We have incurred net losses in each year since inception and may not be able to continue to raise sufficient capital or achieve or sustain profitability.

We have incurred net losses and had net cash outflows from operating activities in each year since 2012, when we commenced operations. We have invested and continue to invest significantly in our business, including in technology research and development and the recruitment of quality industry talent. As of December 31, 2023, we have invested over $243 million in research and development, a substantial portion of which has been defrayed by government and public entity grants.

We have based some of our plans, budgets and financial projections on assumptions that may prove to be wrong, and we may be required to utilize our available capital resources sooner than we expect. Changing circumstances could also cause us to consume capital faster than we currently anticipate, and we may need to spend more than currently expected. The timing of the completion of the development and engineering of our satellite communications systems and chips that are expected to drive our future results is uncertain. The commercialization of these products may also entail unpredictable costs and is subject to significant risks, uncertainties and contingencies, many of which are beyond our control. Certain of these risks and uncertainties include, but are not limited to, changing business conditions, continued supply chain challenges, other disruptions due to governmental and regulatory changes, competitive pressures, regulatory developments or the cessation of public sector research and development funding, among other potential developments. As discussed above, we need to seek additional equity financing in order to fund our operations for the near term and continue the development of products and technologies. Debt financing could contain restrictive covenants relating to financial and operational matters including restrictions on the ability to incur additional secured or unsecured indebtedness that may make it more difficult to obtain additional capital with which to pursue business opportunities. If financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or scale back our operations, which could have a material adverse impact on our business and financial prospects.

In addition, as of December 31, 2023, we had long term debt from financial institutions of $59.8 million and our liabilities exceeded our assets by $58.8 million. Any failure to increase our revenue, manage the increase in our operating expenses, continue to raise capital, manage our liquidity or otherwise manage the effects of net liabilities, net losses and net cash outflows, could prevent us from continuing as a going concern or achieving or maintaining profitability. Additionally, recent media and regulatory scrutiny of SPAC business combinations, and high redemption trends, may lead customers to view SatixFy as a riskier or undercapitalized partner, which could negatively affect our customer relationships, business and operations.

We may not be able to generate sufficient cash to service our indebtedness.

We have a high amount of debt relative to our earnings. Our ability to make payments on our indebtedness depends on our ability to generate cash in the future. Accordingly, we will need to generate significant cash flows from operations, or obtain new capital, in the future to meet our debt service requirements. Additionally, the 2022 Credit Agreement contains customary covenants that limit our ability to incur additional indebtedness or liens or dispose of our assets, which may impair our ability to meet our debt service requirements. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources— Debt Financing” for more information. If we are unable to generate sufficient cash flows it may make it more difficult for us to obtain future financing on terms that are acceptable to us, or at all, which may require us to seek protection under insolvency laws or cease our operations altogether.

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

Additionally, industry data, forecasts, estimates and projections included elsewhere in this Annual Report are subject to inherent uncertainty as they necessarily require certain assumptions and judgments. Certain facts, forecasts and other statistics relating to the industries in which we compete have been derived from various public data sources, including third- party industry reports and analyses. Accordingly, our use of the terms referring to our markets and industries such as, satellite communications systems, chips, IFC, and Communications-On-The-Move (“COTM”) may be subject to interpretation, and the resulting industry data, projections and estimates are inherently uncertain. You should not place undue reliance on such information. In addition, our industry data and market share data should be interpreted in light of the defined markets in which we operate. Any discrepancy in the interpretation thereof could lead to varying industry data, measurements, forecasts and estimates. Further, the sources on which such industry and market data and estimates are based were prepared as of a certain point in time, and any changes in global macroeconomic conditions, including recent global inflationary trends and financial markets volatility, could also lead to changes in these data, measurements, forecasts and estimates. For these reasons and due to the nature of market research methodologies, you should not place undue reliance on such information as a basis for making, or refraining from making, your investment decision.

Furthermore, we do not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of our future performance, revenue, financial condition or other results.

Our results of operations may vary significantly from our expectations.

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

•
business, political, geopolitical and macroeconomic changes, including the Russia-Ukraine and Israel-Hamas wars. trade disputes, the imposition of tariffs or sanctions, inflation trends and downturns in the semiconductor and the satellite communications industries and the overall global economy; and

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

We developed our chip set with the help of substantial grants from the European Space Agency (“ESA”), sponsored by the U.K. Space Agency (“UKSA”), through ESA’s Advanced Research in Telecommunication Systems ("ARTES") program, which have amounted to over $77.5 million through December 31, 2023. In connection with the ESA grants, which are intended to fund 50%-75% of the cost of development and manufacturing of the integrated chip sets and the communications systems, our agreement stipulates that the resulting intellectual property will be available to ESA on a free, worldwide license for its own programs. In addition, ESA can require us to license the intellectual property to certain bodies that are part of specified ESA programs, for ESA’s own requirements on acceptable commercial terms, and can also require us to license the intellectual property to any other third party for purposes other than ESA’s requirements, subject to our approval that such other purposes do not contradict our commercial interests. Although ESA has not yet indicated an intention to exercise its right to require us to license our intellectual property to other parties, it may do so in the future, which may require us to agree to contractual terms that are less favorable than what we may otherwise agree to in other customer contracts.

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

Our principal research and development activities are conducted from our offices in Israel and the U.K. and we face significant competition for suitably skilled software engineers, electrical engineers working in digital signal processing and developers in these regions. For example, the labor market has slowed since the war with Hamas began. The accelerated economic growth of Israeli tech companies led to a sudden surplus of job opportunities and intense competition between Israeli-based employers to attract locally qualified employees. As a result, the high-tech industry in Israel experienced significant levels of employee attrition and is currently facing a severe shortage of skilled personnel. Many of the companies with whom we compete for experienced personnel have greater resources than we do and we may not succeed in recruiting additional experienced or professional personnel, retaining current personnel or effectively replacing current personnel who may depart with qualified or effective successors.

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

Our future growth and success depend to a large extent on the continued services of members of our current management including, in particular, Mr. Itzik Ben Bassat, who serves as our Chief Operating Officer and Mr. Stephan Zohar, who serves as our Executive Vice President of VLSI. Any of our employees and consultants may leave the Company at any time, subject to certain notice periods. The loss of the services of any of our executive officers or any key employees or consultants may adversely affect our ability to execute our business plan and harm our operating results. Our operational success will substantially depend on the continued employment of senior executives, technical staff, and other key personnel. The loss of key personnel may have an adverse effect on our operations and financial performance.

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

We rely on third-party chip development software (i.e., electronic design automation tools) to assist us in the design, simulation and verification of new chips or chip enhancements. To bring new chips or chip enhancements to market in a timely manner, or at all, we need development software that is sophisticated enough or technologically advanced enough to complete our design, simulations and verifications. We have experienced in the past, and may experience in the future, delays in our development of chips that utilize third-party software as a result of bugs, defects or other issues in, or caused by, such third-party software. Such delays could cause us to fail to meet our contractual obligations to customers, or otherwise delay the development, testing and release of new products, and could negatively impact our reputation, business and operating results.

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

We operate globally with several operational centers in Israel, the United Kingdom, the U.S. and Bulgaria, and have customers, potential customers and suppliers across different regions of the world.  We are also developing our business across several international markets, where each country in which our customers plan to launch their projects has different infrastructure, regulations, systems and customer expectations, all of which require more investment by us than if we only operated in one country. Therefore, we are subject to environmental, labor, health, safety and other laws and regulations in in all of the jurisdictions in which we operate or sell our chips and satellite communications systems and we are subject to regulatory, geopolitical and other risks associated with doing business internationally. We are also required to obtain authorizations or licenses from governmental authorities for certain of our operations, including with respect to regulatory approval of our Aero products for installation on commercial aircraft, and have to maintain and protect our intellectual property worldwide. In the jurisdictions where we operate, we need to comply with differing standards and varying practices of regulatory, tax, judicial and administrative bodies.

Our business environment is also subject to many business uncertainties, resulting from the following international risks:

•	negative economic developments in economies around the world and the instability of governments;

•	social and political instability in Israel, including the Israel-Hamas war, and in the other countries in which we operate;

•	pandemics or national and international environmental, nuclear or other disasters, which may adversely affect our workforce, as well as our local suppliers and customers;

•	adverse changes in governmental policies, especially those affecting trade and investment;

•	foreign currency exchange, in particular with respect to the U.S. dollar, the Euro, the British pound sterling, the Israeli Shekel, and transfer restrictions, in particular in Russia and China;

•	global and local economic, social and political conditions and uncertainty;

•	formal or informal imposition of export, import or doing-business regulations, including trade sanctions, tariffs and other related restrictions;

•
compliance with laws and regulations that differ among jurisdictions, including those covering taxes, intellectual property ownership and infringement, export control regulations, anti- corruption and anti-bribery, antitrust and competition, data privacy, cybersecurity and environment, health and safety;

•	labor market conditions and workers’ rights affecting our operations; and

•
occurrences of geopolitical crises such as terrorist activity, armed conflict, civil or military unrest or political instability, which may disrupt our operations — for example, conflicts in Asia implicating the global semi-conductor supply-chain, such as conflicts between Taiwan and China, the war between Russia and Ukraine, the war between Israel and Hamas, the tense relations between the U.S. and China, could lead to regional and/or global instability, as well as adversely affect supply chains as well as commodity and other financial markets or economic conditions. The U.S., European Union (the “EU”), the United Kingdom, Switzerland and other countries have imposed, and may further impose, financial and economic sanctions and export controls targeting certain Russian entities and/or individuals, and we, or our customers, may face restrictions on engaging with certain businesses due to any current or impending sanctions and laws, which could adversely affect our business; and

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

In addition, on March 12, 2024, the UK Export Control Joint Unit (“ECJU”) announced updates to the UK export control regime which include new controls on semiconductor technologies, as well as other ‘emerging’ technologies. From April 1, 2024, export of these newly controlled technologies from the UK will now require an export license for all destinations. These updates are reflective of wider global trends towards protectionism around emerging technologies, in particular semiconductors. As no general licenses have been published yet, we will need to seek specific licenses for all exports made by us to any destination which will increase cost and might delay shipping schedules.

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

We have received grants from the government of Israel through the National Authority for Technological Innovation (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry) (the “Israel Innovation Authority” or “IIA”) under several research and development programs funded by the IIA (the “Approved Programs”), in an aggregate amount of $6.3 million for the financing of our research and development expenditures in Israel. These IIA grants are comprised of $3.3 million royalty-bearing grants which are related to certain elements of the SX-3000 chip, which currently forms a nominal part of our activities, and $3.0 million of non-royalty-bearing grants which are related to several consortium programs (with participation of academic institutions and the industry) for the development of related Application Specific Integrated Circuit  (“ASIC”)  manufacturing technologies. We are required to pay the IIA royalties from the revenues generated from the sale of products (and related services) or services using the IIA royalty-bearing grants we received under certain Approved Programs at rates which are determined under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, and related rules, guidelines and regulations (the “Innovation Law”), up to the aggregate amount of the total grants received by the IIA, plus annual interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. In this regard, the United Kingdom’s Financial Conduct Authority, which regulates the London Interbank Offered Rate (LIBOR), announced that it will no longer persuade or require banks to submit rates for LIBOR after January 1, 2022.

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

The United Kingdom’s decision to exit from the EU has had, and may continue to have, uncertain effects on our business

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

We rely on the availability of third-party licenses of intellectual property, and if we fail to comply with our obligations under such agreements or are unable to extend our existing third- party licenses or enter into new third-party licenses on reasonable terms or at all, it could have a material adverse effect on our business, operating results and financial condition.

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

We, and our service providers which may have access to any such information, face various internal and external cybersecurity threats and risks. For example, current, departing or former employees or other individuals or third parties with which we do business could attempt to improperly use or access our computer systems and networks, or those of our service providers, to copy, obtain or misappropriate our confidential or proprietary information, including personal information, or otherwise interrupt our business. Additionally, like others, we and our service providers are subject to significant system or network or computer system disruptions from numerous causes, including cybersecurity breaches, attacks or other similar incidents, facility access issues, new system implementations, human error, fraud, energy blackouts, theft, fire, power loss, telecommunications failure or a similar catastrophic event. Moreover, computer viruses, worms, malware, ransomware, phishing, spoofing, malicious or destructive code, social engineering, denial- of-service attacks, and other cyber-attacks have become more prevalent and sophisticated in recent years. Attacks of this nature may be conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” terrorists, nation states, nation state-supported actors, and others. We have been subject to attempted cyberattacks in the past, including attempted phishing attacks, and may continue to be subject to such attacks in the future. While we defend against these threats and risks on a daily basis, we do not believe that any such incidents to date have caused us any material damage. Because the techniques used by computer hackers and others to access or sabotage networks and computer systems constantly evolve and generally are not recognized until launched against a target, we and our service providers may be unable to anticipate, detect, react to, counter or ameliorate all of these techniques or remediate any incident as a result therefrom. Further, the COVID-19 pandemic increased cybersecurity risk due to increased online and remote activity. As a result, our and our customers’ and employees’ confidential and proprietary information, including personal information, may be subject to unauthorized release, accessing, gathering, monitoring, loss, destruction, modification, acquisition, transfer, use or other processing, and the impact of any future incident cannot be predicted. While we generally perform cybersecurity diligence on our key service providers, because we do not control our service providers and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws and regulations or contractual obligations, we may be held responsible for cybersecurity breaches, attacks or other similar incidents attributed to our service providers as they relate to the information we share with them.

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

At the federal level, we are subject to the rules and regulations promulgated under the authority of the Federal Trade Commission, which regulates unfair or deceptive acts or practices, including with respect to data privacy and cybersecurity. Moreover, the United States Congress has recently considered, and is currently considering, various proposals for more comprehensive data privacy and cybersecurity legislation, to which we may be subject if passed. Data privacy and cybersecurity are also areas of increasing state legislative focus and we are, or may in the future become, subject to various state laws and regulations regarding data privacy and cybersecurity. For example, the California Consumer Protection Act of 2018, as amended by the California Privacy Rights Act (collectively, the “CCPA”), applies to for-profit businesses that conduct business in California and meet certain revenue or data collection thresholds. The CCPA gives California residents certain rights with respect to personal information collected about them. Other states where we do business, or may in the future do business, or from which we otherwise collect, or may in the future otherwise collect, personal information of residents have enacted or are considering enacting similar laws, with at least four such laws (in Virginia, Colorado, Connecticut and Utah) having taken effect or scheduled to take effect in 2024. In addition, laws in all 50 U.S. states generally require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach. Certain state laws and regulations may be more stringent, broader in scope, or offer greater individual rights, with respect to personal information than international, federal or other state laws and regulations, and such laws and regulations may differ from each other, which may complicate compliance efforts and increase compliance costs. The interpretation and application of international, federal and state laws and regulations relating to data privacy and cybersecurity are often uncertain and fluid, and may be interpreted and applied in a manner that is inconsistent with our data practices.

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

Many of the jurisdictions in which we conduct business have detailed transfer pricing rules, which require contemporaneous documentation establishing that all transactions with non- resident related parties be priced using arm’s length pricing principles. The tax authorities in these jurisdictions could challenge our related party transfer pricing policies and as a consequence the tax treatment of corresponding expenses and income. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. If any of these tax authorities are successful in challenging our transfer pricing policies, we may be liable for additional corporate income tax, and penalties and interest related thereto, which may have a significant impact on our results of operations and financial condition.

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

Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, including goodwill, which is based on the trading prices of our Satixfy Ordinary Shares during 2023, we believe that we were not a PFIC for the taxable year of 2023. However, whether we or any of our subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our and our subsidiaries’ income and assets. Changes in the composition of our and our subsidiaries’ income or assets may cause us to be or become a PFIC for the current or subsequent taxable years. In addition, because the value of our goodwill may be determined based on our market capitalization, the decline in our market capitalization (or a further such decline) could cause us to be treated as a PFIC for 2023, the current taxable year or a future taxable year. Even if the value of our goodwill is respected for 2023, we may be a PFIC for the current taxable year or future taxable years if our market capitalization does not increase significantly and we continue to hold substantial amounts of cash and financial investments. Therefore, there is a risk that we may be a PFIC due to our declined market capitalization. The application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the Internal Revenue Services (the “IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

As a public company, we have significant requirements for enhanced financial reporting and internal controls. The process of designing, implementing, testing and maintaining effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments. In this regard, we dedicate internal resources, engage outside consultants, document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing whether such controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting.

If we are unable to maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and adversely affect our operating results. In addition, we are required, pursuant to Section 404, to furnish a report by our management on, among other things, the effectiveness of our internal controls. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards to assess our internal control over financial reporting are complex and require significant documentation and testing. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. In addition, once we are no longer an emerging growth company, we will be required to include in the annual reports that we file with the SEC an attestation report on our internal control over financial reporting issued by our independent registered public accounting firm, pursuant to Section 404 of the Sarbanes-Oxley Act.

Furthermore, we may, during the course of our testing of our internal controls over financial reporting, or during the subsequent testing by our independent registered public accounting firm, identify deficiencies which would have to be remediated to satisfy the SEC rules for certification of our internal controls over financial reporting. As a consequence, we may have to disclose in periodic reports we file with the SEC significant deficiencies or material weaknesses in our system of internal controls. The existence of a material weakness would preclude management from concluding that our internal controls over financial reporting are effective, and would preclude our independent auditors from issuing an unqualified opinion that our internal controls over financial reporting are effective. In addition, disclosures of this type in our SEC reports could cause investors to lose confidence in the accuracy and completeness of our financial reporting and may negatively affect the trading price of our ordinary shares and our warrants, and we could be subject to sanctions or investigations by regulatory authorities. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal controls over financial reporting, it could negatively impact our business, results of operations and reputation.

An active trading market for our equity securities may not develop or may not be sustained to provide adequate liquidity.

An active trading market may not be sustained for our ordinary shares. Further, in November 2023, we announced that the NYSE determined to commence proceedings to delist our warrants due to their low trading price levels pursuant to Section 1001 of the NYSE American Company Guide. The warrants that previously traded on the NYSE American under the symbol “SATX.WSA” may be quoted and traded in the over-the-counter market. However, holders of warrants could face significant material adverse consequences, including:

•	a limited availability of market quotations for the warrants;

•	reduced liquidity for the warrants;

•
a determination that our warrants are a “penny stock” which will require brokers trading in our warrants to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Warrants; and

•	the risk that market makers that initially make a market in our unexchanged warrants eventually cease to do so.

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

•
geopolitical events, such as war, threat of war or terrorist actions, including the current wars between Russia-Ukraine and Israel-Hamas, or the occurrence of pandemics, epidemics or other outbreaks of disease, including the COVID-19 pandemic, or natural disasters, and the impact of these events on the factors set forth above.

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

Risks Related to SatixFy’s Incorporation and Location in Israel

Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them.

We are incorporated under the laws of the State of Israel, and our principal offices are located in Israel. Accordingly, political, economic and geo-political instability in Israel may affect our business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations and solution development and cause any future sales to decrease.

Accordingly, political, economic and military and security conditions in Israel and the surrounding region may directly affect our business. Any conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks.

The intensity and duration of Israel’s current war is difficult to predict, as are such war’s implications on our business and operations. While none/some of our supply chains have been impacted since the war broke out on October 7, 2023, the ongoing war may create supply and demand irregularities in Israel’s economy in general or lead to macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on us and our ability to effectively conduct our operations. Moreover, we cannot predict how this war will ultimately affect Israel’s economy in general, which may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”).

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible or currently occurring hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Five of our employees, none of whom are members of management, have been called to active military duty since October 7, 2023. Some of these employees have since returned, but there can be no assurance that they will not be called to military service again. In addition, we rely on service providers located in Israel and our employees or employees of such service providers may be called for service in the current or future wars or other armed conflicts with Hamas and such persons may be absent from their positions for a period of time. As of March 28, 2024, any impact as a result of the number of absences of our personnel and personnel at our service providers or counterparties located in Israel has been manageable. However, military service call ups that result in absences of personnel from our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank or the Houthis in Yemen, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

Prior to the Hamas attack in October 2023, the Israeli government pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. The risk of such negative developments has increased in light of the recent Hamas attacks and the war against Hamas declared by Israel, regardless of the proposed changes to the judicial system and the related debate. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

•
an amendment to our amended and restated articles of association generally requires, in addition to the approval of our board of directors, a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision empowering our board of directors to determine the size of the board, the provision dividing our directors into three classes, the provision that sets forth the procedures and the requirements that must be met in order for a shareholder to require the Company to include a matter on the agenda for a general meeting of the shareholders, the provisions relating to the election and removal of members of our board of directors and empowering our board of directors to fill vacancies on the board, requires, in addition to the approval of our board of directors, a vote of the holders of 66-2⁄3% of our outstanding ordinary shares entitled to vote at a general meeting;

•
our amended and restated articles of association do not permit a director to be removed except by a vote of the holders of at least 66-2⁄3% of our outstanding shares entitled to vote at a general meeting of shareholders; and

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

Unless we agree otherwise in writing, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of SatixFy, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of SatixFy to SatixFy or SatixFy’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law or the Israeli Securities Law. Such exclusive forum provision in our amended and restated articles of association will not relieve SatixFy of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of SatixFy will not be deemed to have waived SatixFy’s compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with SatixFy or its directors or other employees which may discourage lawsuits against SatixFy, its directors, officers and employees. The foregoing exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims for which the federal courts would have exclusive jurisdiction, whether by law (as is the case under the Exchange Act) or pursuant to our amended and restated articles of association, including claims under the Securities Act for which there is a separate exclusive forum provision in our amended and restated articles of association. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our amended and restated articles of association. If a court were to find the choice of forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

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

We may be eligible for certain tax benefits provided to “Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law. If we obtain tax benefits under the “Preferred Technological Enterprises” regime then, in order to remain eligible for such tax benefits, we will need to continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income may be subject to the Israeli corporate tax (at a rate of 23% in 2023). Additionally, if we increase our activities outside of Israel through acquisitions, for example, our activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Item 10. Additional Information – E. Taxation - Israeli Tax Considerations.”

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

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never paid and do not intend to pay dividends for the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our ordinary shares in the foreseeable future. Consequently, you may be unable to realize a gain on your investment except by selling sell such shares after price appreciation, which may never occur. SatixFy’s board of directors has sole discretion whether to pay dividends. If SatixFy’s board of directors decides to pay dividends, the form, frequency, and amount will depend upon its future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that its directors may deem relevant. The Israeli Companies Law imposes restrictions on SatixFy’s ability to declare and pay dividends. See the section titled “Item 10. Additional Information – B. Memorandum and Articles of Association — Dividend and Liquidation Rights” for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See “Item 10. Additional Information — E. Taxation — Israeli Tax Considerations” for additional information.

The market price of our equity securities may be volatile, and your investment could suffer or decline in value.

The stock markets, including the NYSE, on which certain of our securities are listed, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for the SatixFy Ordinary Shares, the market price of the SatixFy Ordinary Shares may be volatile and could decline significantly. During 2023, our share price has fluctuated from a high of $1.45 to a low of $0.30. Given the recent price volatility of our ordinary shares and relative lack of liquidity in our stock, there is no certainty that warrant holders will exercise their warrants and, accordingly, we may not receive any proceeds in relation to our outstanding warrants. If our securities become delisted from the NYSE, the liquidity and price of our securities may be more limited than if our securities were quoted or listed on the NYSE or another national securities exchange. In addition, the trading volume in the SatixFy Ordinary Shares may fluctuate and cause significant price variations to occur. SatixFy cannot assure you that the market price of the SatixFy Ordinary Shares will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

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

•
other events or factors, including those resulting from infectious diseases, health epidemics and pandemics, natural disasters, war, including the current wars between Russia-Ukraine and Israel-Hamas, acts of terrorism or responses to these events.

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

On November 30, 2023, we received written notice from the NYSE stating that we were not in compliance with its continued listing standards, as set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the NYSE American Company Guide. Generally, Section 1003(a) of the NYSE American Company Guide requires companies to have a minimum stockholders’ equity of $2,000,000 in two of its three most recent fiscal years, or requires companies to satisfy either of the following criteria: (1) a total value of market capitalization of at least $50,000,000; or total assets and revenue of $50,000,000 each in its last fiscal year, or in two of its last three fiscal years; and (2) the issuer has at least 1,100,000 shares publicly held, a market value of publicly held shares of at least $15,000,000 and 400 round lot shareholders (the “Alternative Listing Criteria”). We do not currently satisfy the Alternative Listing Criteria due to a recent decline in our market capitalization to below $50,000,000.

In order to maintain our listing, we submitted a plan of compliance on January 5, 2024 (the “Plan”) addressing how we intend to regain compliance with the applicable listing standards by May 30, 2025. The Plan is based in part on expected upcoming business progress and technological development, including potential positive announcements it expects to report of new customers and new orders that it believes should evidence that its valuation should be higher. On February 6, 2024, we received written notice from the NYSE stating that it reviewed the Plan and determined to accept the Plan and grant a plan period for targeted completion of the Plan through May 30, 2025. The NYSE will review the Company periodically for compliance with the initiatives outlined in the Plan.

In the interim, our ordinary shares will continue to be listed on the NYSE exchange while we attempt to regain compliance with the continued listing standards. If we fail to satisfy the NYSE’s continued listing requirements, the NYSE may take steps to delist our ordinary shares, as it has done with our warrants. Such a delisting would likely have a negative effect on the price of our securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the NYSE minimum bid price requirement or prevent future non-compliance with the NYSE’s listing requirements. Additionally, if our securities are not listed on, or become delisted from, the NYSE for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if our securities were quoted or listed on the NYSE or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short- swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

Future sales or other issuances of our securities could depress the market price for our securities.

Substantial sales of our securities may cause the market price of our securities to decline. Sales by our security holders of substantial amounts of our securities, or the perception that these sales may occur in the future, could cause a reduction in the market price of our ordinary shares or could make it more difficult for us to raise funds through the sale of equity in the future.

Future issuances of ordinary shares or any securities that are exercisable for or convertible into ordinary shares could further depress the market for our ordinary shares, may have an adverse effect on the market price of our ordinary shares and will have a dilutive effect on our existing shareholders and holders of securities. We expect to continue to incur research and development and general and administrative expenses and, to satisfy our funding requirements, we will need to sell additional equity securities, which may include sales of significant amounts of ordinary shares. The sale or the proposed sale of substantial amounts of our ordinary shares or other equity securities in the public markets or in private transactions may adversely affect the market price of our ordinary shares and our share price may decline substantially.

If any of SatixFy’s large shareholders or members of its management were to sell substantial amounts of SatixFy Ordinary Shares in the public markets, or the market perceives that such sales may occur, this could have the effect of increasing the volatility in, and put significant downward pressure on, the trading price of SatixFy Ordinary Shares. Any such volatility or decrease in the trading price of SatixFy Ordinary Shares could also adversely affect SatixFy’s ability to raise capital through an issue of equity securities in the future.

As of March 28, 2024, there are 14,329,792 warrants outstanding with an exercise price of $11.50 per share. To the extent the warrants are exercised, additional shares will be issued, which will result in dilution to our shareholders and increase the number of our ordinary shares eligible for resale in the public market, which could have an adverse effect on the market price of our ordinary shares. Pursuant to the Fifth Amendment to the 2022 Credit Agreement, whereby the lenders provided their consent to the MDA Agreement, we agreed to issue 500,556 new ordinary shares to the lenders. In addition, we agreed to issue the lenders 1,000,000 Price Adjustment Shares in a private placement. Further, pursuant to the Business Combination Agreement, we issued 27,500,000 Price Adjustment Shares to our founders and the Sponsor which are subject to vesting and forfeiture based on the trading price of our ordinary shares. To the extent the Price Adjustment Shares vest upon the achievement of certain price thresholds as described in the Business Combination Agreement (see “Item 6.B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions – Issuance of Price Adjustment Shares”), such Price Adjustment Shares will result in dilution to our shareholders and increase the number of our ordinary shares eligible for resale in the public market, which could have an adverse effect on the market price of our ordinary shares.

Upon the expiration or waiver of certain lock-ups and as further described in “Item 7. – Major Shareholders and Related Party Transactions – B. Related Party Transactions,” shares held by certain of our shareholders will be eligible for resale, subject to, in the case of certain stockholders, volume, manner of sale and other limitations under Rule 144, if then available.

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

As of the date of this Annual Report, we have up to $77.25 million aggregate principal amount of ordinary shares available for future issuance under the Equity Line of Credit to the investor thereunder. Pursuant to the Exchange Cap (as defined in the CF Purchase Agreement) in the CF Purchase Agreement, we have reserved an initial amount of up to 15,295,125 ordinary shares for issuance under the Facility, which represents approximately 18.3% of our total outstanding shares as of March 28, 2024. To the extent shares are issued and sold to the investor pursuant to the Equity Line of Credit, such issuance will result in dilution to our shareholders and increase the number of our ordinary shares eligible for resale in the public market, which could have an adverse effect on the market price of our ordinary shares. See “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Equity Line of Credit.”

As of March 28, 2024, we had 3,790,473 ordinary shares underlying options that would have been vested and exercisable and an additional 1,670,904 unvested options outstanding, as well as 4,014,790 ordinary shares underlying unvested restricted share units (“RSUs”). These grants, and any additional grants that we make in the future, will result in dilution to our shareholders, which may be material and could cause the market price for our equity securities to decline.

Risks Related to our Warrants

SatixFy may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

The public warrants and PIPE Warrants became exercisable upon the effectiveness of the Registration Statement. When our warrants become redeemable, SatixFy may exercise the redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of our outstanding warrants could force holders: (i) to exercise our warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) to sell our warrants at the then-current market price when the holder might otherwise wish to hold our warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of our warrants. The warrants of SatixFy exchanged for Endurance warrants that were issued in a private placement are not expected to be redeemable by SatixFy so long as they are held by the Sponsor or its permitted transferees.

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

Our legal and commercial name is SatixFy Communications Ltd. Our company was incorporated in June 2012 as a Hong Kong company. In January 2020, we were incorporated as a private company limited by shares under the laws of the State of Israel with all company business transferring to the Israeli entity. Our principal executive offices are located at 12 Hamada St., Rehovot 670315, Israel, and our telephone number is 972-8-939-3200. The SEC, maintains an internet site that contains reports and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Our website address is http://www.satixfy.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report.

Capital Expenditures and Divestitures

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023, and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects.”

B.	Business Overview

Our Mission

Our mission is to be the leading global provider of digital satellite communications systems that enable satellite-based broadband delivery to markets across the globe.

Our Company

We are a vertically integrated satellite communications systems provider using our own semiconductors, focused on designing chips and systems that serve the entire satellite communications value chain — from the satellite’s antenna payload to user terminals. We design chip technologies capable of enabling satellite-based broadband delivery to markets around the world. Since we commenced operations in June 2012, through December 31, 2023 we have invested over $243 million in research and development (“R&D”) to create what we believe are the most advanced provider of satellite communications and ground terminal chips in the world.

We develop advanced Application-Specific and Radio Frequency Integrated Circuit chips (“ASICs” and “RFICs”) based on technology designed to meet the requirements of a variety of satellite communications applications, mainly for LEO, MEO and GEO satellite communications systems, Aero/IFC systems and certain COTM and on the pause applications. Our chip technology supports Electronically Steered Multibeam Antennas (“ESMA”), digital beamforming and beam-hopping, on- board processing for payloads and Software Defined Radio (“SDR”) modems — each of which will be critical for providing optimized access to LEO satellite constellations.

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

Our revenues for the years ended December 31, 2023 and December 31, 2022 were $10.7 million and $10.6 million, respectively.

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

We believe we are a leader in developing advanced, digital silicon ASICs and RFICs for modems and antennas that can be deployed across the entire satellite communications value chain. We have developed advanced lines of modem and antenna chips that enable critical functions for satellite communications systems, such as our PRIME and BEAT antenna chips, which enable multi-beamforming and beam-hopping for satellite payloads and user terminals, and our recent software-defined SX-4000 satellite payload chip, which enables digital on-board processing, beam- hopping and enhanced connectivity needs, including positioning, navigation and timing. We design each of our chips to provide a desirable ratio of size, weight, power and cost (“SWaP-C”), while also aiming to maximize data transmission rates for the communication applications that our chips serve.

We developed our chip set with the help of substantial grants from the European Space Agency (“ESA”), sponsored by the U.K. Space Agency (“UKSA”), through ESA’s Advanced Research in Telecommunication Systems (“ARTES”) program, which have amounted to over $77.5 million through December 31, 2023.

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
SatixFy
SatixFy
PRIME
SQ2832
SatixFy
EDEN
SX3099
SatixFy
SatixFy
PRIME
SQ2832
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
SatixFy
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

Satellite Payloads’ chipset

Our advanced SDR SX-4000 payload chip, and our satellite ESMA powered by our PRIME2 digital beamforming chip. Our satellite payload chips are designed for LEO, MEO and GEO satellite applications and are fundamentally flexible, enabling the transmission of large amounts of data that can support in-flight and other remote and mobile communication services, among other applications. These satellite payloads have a digital regenerative onboard processing capability (involving demodulation, processing and remodulation of the signals) that enables handling of communications coming from the ground and communications transmitted from the satellite to the ground, thereby supporting satellite interconnectivity, while ensuring more effective use of the communication bandwidth, and improving system performance. These payload chips also support transparent modes used in more traditional satellite systems. In August 2023, we announced a $60 million transaction with MDA Ltd. (“MDA”) (TSX: MDA), a leading provider of advanced technology and services to the rapidly expanding global space industry (the “MDA Agreement”). The MDA Agreement establishes cooperation between the companies to utilize our digital payload chip-based technology to advanced digital satellite payloads, which the parties believe to be unparalleled in today’s market, and is expected to open up our solutions to broader markets as well as new customers. We have decided strategically to focus our space business on being a technology provider to satellite payload design companies offering its unique digital multi beam forming and beam-hopping on-board-processing radiation hardening chipsets.

The MDA Agreement is a combination of a $40 million share purchase agreement selling our holdings in SatixFy Space Systems UK Ltd, one of our UK based subsidiaries, to MDA as well as an additional $20 million in advanced payments under new commercial agreements which includes the previous $10 million advanced payment made in June 2023 to be applied to future orders of space grade chips. SatixFy Space Systems is our satellite payload subsidiary expert in the development of digital satellite payloads systems and subsystems, including digital beam forming antennas and on-board processing. digital payloads. In October 2023, we announced the completion of the MDA Agreement. We continue to retain all our related ASIC intellectual property and new chips’ development to support the growing market. Thus, as described herein, we continue to retain selling rights to chips for digital payloads. The strategic transaction also establishes deep cooperation with MDA to utilize our digital payload chip-based technology for advanced digital satellite payloads and is expected to open up our solutions to broader markets and new customers. The strategic transaction is in line with our strategy to focus on being a top leading technology provider to satellite payload design companies, with its unique offering of multi-beam forming and beam-hopping, using its on-board-processing radiation-hardened chipsets.

Satellite payloads must be engineered to meet the technical specifications of the satellite mission for which it is intended. We have completed our prototype payload, sponsored by ESA, which was launched in the second quarter of 2023

User Terminals, Modems and Antennas

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

To date, we have sold, in the aggregate, more than 210.000 units of our S-IDU modems based on our SX-3000 chip and of our SX-3000 chips on a stand-alone basis

•	Antennas. We offer a line of advanced ESMA products based on our proprietary BEAT and PRIME ASIC chip technologies for both ground and Aero/IFC terminal connectivity.

Our Onyx IFC terminal (the “Onyx”) is an all-inclusive, high-performance satellite communications aero terminal designed for use on small to mid-size aircraft, delivering superior in-flight connectivity. Characterized by its compact form factor, the Onyx features our cutting-edge digital beam-forming technology, along with multi-orbit connectivity capabilities. Onyx is built on our supreme ASIC technology, incorporating PRIME as the antenna digital beamformer, BEAT as the antenna Ku-band RFIC, and Sx-3099 as the terminal software defined radio (SDR) modem and antenna control unit (ACU.) Onyx is currently in the testing and certification process. We are working towards manufacturing the first units to be shipped to customers and to be installed on aircrafts in the second half of 2024.

Through Jet Talk, developing a large Aero/IFC terminal designed for commercial aviation that enable in-flight broadband connectivity via connection with multiple satellites, including LEO satellites, enabling high performance broadband communications for hundreds of passengers in commercial or private flights.

We are also developing a COTM user terminal capable of delivering broadband Internet capacity to vehicles, serving markets such as public transportation and emergency services.

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

While the McKinsey data estimated that approximately 60,000 LEO and other communications satellites are expected to be in operation by 2030, recent developments, including geopolitical instability and economic uncertainty, has led us to believe that it may take longer for this estimate to be achieved. See “Item 3. Key Information — D. Risk Factors — Risks Related to SatixFy’s Business, Operations and Results — Our estimates, including market opportunity estimates and market growth forecasts, are subject to inherent challenges in measurement and significant uncertainty, and real or perceived inaccuracies in those metrics and estimates may harm our reputation and negatively affect our business.

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

According to the McKinsey data, a total of approximately 60,000 satellites are planned to be in operation by the end of the current decade. We expect most of them to be LEO, which will need advanced satellite payloads and user terminals to enable their use. Additionally, because LEO satellites are expected to have a shorter lifespan than GEO satellites, approximately 5 years based on estimates for Starlink’s SpaceX constellation, satellite providers will require access to a recurring supply of satellite communications systems and components in order to replenish constellations as the satellites approach obsolescence. We anticipate, based on the above figures and our own estimates of the projected demand for satellite communications systems and unit pricing, that by the end of the current decade, the TAM for satellite payloads could reach approximately $4 to $5 billion and the TAM for user terminals will reach approximately $5 to $6 billion.

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

Currently, Aero/IFC terminals are based on communication from the ground to the aircraft or from GEO satellites to the aircraft. The data volume and transmission speeds via these communications systems are limited, in part because the tracking antenna systems typically used for connection with GEO satellites and terrestrial broadband networks are mechanical and susceptible to signal disruptions or gaps as the antenna mechanically switches from source to source. Download and upload speeds are often limited, as is latency. The new generation of LEO satellite constellations operating at Ku-band frequency ranges provide a partial solution to this connectivity issue, because they are deployed in far greater numbers and provide more extensive signal coverage than GEO constellations. However, in order for aircraft to connect with these LEO satellite constellations, they will need to be equipped with a user terminal capable of tracking the fast-moving and numerous LEO satellites, or accessing both LEO networks and GEO networks simultaneously. This electronically steered multibeam connectivity is essential to providing seamless handover between satellites and simultaneous multi-orbit operation.

Based on September 2020 EuroConsult estimates, by the end of 2019, approximately 9,000 commercial aircraft and 22,500 private aircraft were equipped with an IFC system, many of which are not compatible with the new LEO satellite technologies yet to be fully deployed. EuroConsult estimates that up to approximately 17,500 commercial and 30,000 private aircraft could have an IFC system by 2029, marking growth in demand for enhanced in-flight Internet and communication capabilities. We anticipate that, based on EuroConsult estimates and our estimates of demand and unit pricing, the TAM for Aero/IFC terminals will reach $5 to $6 billion by 2029. Electronically steered multibeam connectivity is essential to provide seamless handover between satellites and simultaneous multi-orbit operation.

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

We have continued to invest in research and development and also believe the circumstances have provided us with an opportunity to gain IFC market share. Significant delays occurred in the procurement of IFC antennas as a result of the COVID-19 pandemic, providing us with the opportunity to mature our technology and design lower cost, more powerful and easier to install Aero/IFC terminals at a time when our principal competitors’ market-ready products, based on more traditional mechanical antennas operating over GEO, did not receive substantial orders. We anticipate that our Aero/IFC terminals will now come to market at the time the industry is likely to begin procuring their next generation of IFC equipment, also coinciding better with new services being introduced by new LEO constellations. See “Item 3. Key Information — D. Risk Factors— Risks Related to SatixFy’s Business, Operations and Industry — The global COVID-19 pandemic has harmed and could continue to harm our business, financial condition, and results of operations” and “Item 5. — Operating and Financial Review and Prospects — Impact of COVID-19.”

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

Our Technology

We have a broad portfolio of technology leading silicon chips and systems for the entire satellite communications value chain. Our team of over 120 engineers is focused on developing cutting-edge systems, powered by our chip technologies, to lead innovation in satellite communications. We are committed to enhancing our technology, which is demonstrated by our over $243 million in R&D investment from the commencement of operations in June 2012 through December 31, 2023.

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

•
Tailor-Made Innovation of Next-Generation Satellite Communications Technology. Our SDR modem and antenna chips are designed to be tailored and optimized to meet the technical requirements of our customers in their respective end markets without the traditional expense of developing bespoke chips each time. This is a significant differentiator from, and combined with the over $243 million we have invested in research and development, creates significant barriers to entry for, our competitors. Our communications systems are also capable of being tailored to our customers’ needs, while promoting efficiency through a common chip set across the entire satellite communications value chain. In many cases, our close relationships with our customers in the design stage and our deep engineering expertise, position us in a limited group of satellite communications system developers capable of providing the necessary solutions to our customers. We believe these close working relationships, coupled with our proprietary technology and experience, help our customers achieve higher throughput capacity and better integration of all key components of the satellite communications system, while providing advantages in terms of lower weight and power consumption. We believe our solution enables overall lower systems costs relative to our principal competitors.

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

•
Proven Management Team. Our founders and executive management team have extensive experience in effectively guiding companies through various industry cycles and technology transitions. We have recently strengthened our leadership with the joining of Mr. Nir Barkan as a Chief Executive Officer as of June 1, 2023 and the addition of Itzik Ben Bassat as our Chief Operating Officer as of  February 12, 2023. Mr. Nir brings extensive experience of leading high tech technologies and products companies, including Curvalux, Orbit and Texas Instruments. Mr. Yoav Leibovitch, our Executive Chairman of the Board, has vast experience in leading the financial strategizing and investor relations of public companies. Our management team provides us with steady, reliable leadership, uniquely capable of identifying strong investments, executing through change, and maintaining stability during market uncertainty.

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

•
Vertical Integration- As part of our go-to-market strategy, we are working on vertical integration with leading market players. For example, In August 2023, we announced a $60 million transaction with MDA Ltd. (“MDA”) (TSX: MDA), a leading provider of advanced technology and services to the rapidly expanding global space industry. The MDA Agreement establishes cooperation between the companies to utilize our digital payload chip-based technology to advanced digital satellite payloads, which the parties believe to be unparalleled in today’s market, and is expected to open up our solutions to broader markets as well as new customers. The MDA Agreement is an example of our strategy towards vertical integration for the space payload business.

Our Chips and Satellite Communications Systems

Modem Chips — SX-3000/3099/4000

SX-3000/3099 v

Our SX-3000 is the first generation of modem chip we developed. It is a VSAT modem chip, System on a Chip and an ASIC designed for ground user terminals. The SX-3000 is a core element with empowered SDR capabilities and is compatible with the latest industry standards, such as DVB-S2X/RCS2, with a transponder throughput rate of up to 500 Msps HTS. In addition to providing VSAT modem SDR functions, additional embedded Central Processing Units and multiple Digital Signature Processing, the SX-3000 enables advanced features, such as fast beam- hopping, is custom designed for wide-band high throughput satellite terminals, and is highly compatible and designed to serve as a core component in VSAT modem systems. The SX-3000 serves applications from standard satellite broadcast to mobile satellite data terminals, and TV broadcast. The SX-3000 also includes “Over the Air” capability, which enables firmware upgrades in the field for long term system viability and a long product life cycle with future proof upgradability enabling future-proof systems.

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

As of December 31, 2023, we have sold approximately an aggregate of 210,000 of our satellite communications modems (S-IDU) with our SX-3000 chips and of our SX-3000 chips on a standalone basis.

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

PRIME/ PRIME 2

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

Chips for Satellite Payloads

We have developed a line of chips for satellite payload systems that can provide data throughput of many gigabits per second, are power efficient and weigh significantly less than competing solutions. The chips for payload systems will be used in satellites providing broadband access, backhauling, mobility and other services.

Our chips for satellite payloads are designed to consist of an OBP, our satellite ESMA powered by our PRIME 2.0 digital beamforming chip and our advanced SDR SX-4000 payload chip. Our chips for satellite payloads are designed for LEO, MEO and GEO satellite applications and are fundamentally flexible, enabling the transmission of large amounts of data supporting the full range of satellite communications business opportunities. Our chips for satellite payloads have a digital regenerative onboard processing capability that enables satellite interconnectivity, separate handling of communications coming from the ground and communications transmitted from the satellite to the ground, while ensuring more effective use of the communication bandwidth, improving system performance. Our payload chips also support transparent modes used in more classic satellite systems.

Operators using our payload chip technology can actively move satellite beams to direct services to customers on the ground, improving satellite efficiency and increasing the number of users served, leading to a substantial opportunity for enhanced service and operator profitability. Additionally, the on-board processing enables more efficient use of bandwidth and a significant improvement in system spectral efficiency, reducing the number of ground gateways required, which could lead to a substantial reduction in operator ground segment costs.

 Chips for satellite payloads must be engineered to meet the specifications of a specific satellite and the mission for which it is destined.

In August 2023, we announced a $60 million transaction with MDA. The MDA Agreement establishes cooperation between the companies to utilize our revolutionary digital payload chip-based technology to advanced digital satellite payloads, which the parties believe to be unparalleled in today’s market, and is expected to open up our solutions to broader markets as well as new customers. We have decided strategically to focus our space business on being a technology provider to satellite payload design companies offering its unique digital multi beam forming and beam-hopping on-board-processing radiation hardening chipsets. The transaction is a combination of a $40 million share purchase agreement, selling our holdings in SatixFy Space Systems UK Ltd, one of our UK based subsidiaries, to MDA as well as an additional $20 million in advanced payments under new commercial agreements which includes the previous $10 million advanced payment made in June 2023 to be applied to future orders of space grade chips. SatixFy Space Systems was our satellite payload subsidiary expert in the development of digital satellite payloads systems and subsystems, including digital beam forming antennas and on-board processing. digital payloads. In October 2023, we announced the completion of the transaction with MDA. We continue to retain all its related ASIC intellectual property and new chips’ development to support the growing market. The strategic transaction also establishes deep cooperation with MDA to utilize our revolutionary digital payload chip-based technology for advanced digital satellite payloads and is expected to open up our solutions to broader markets and new customers. The strategic transaction is in line with our strategy to focus on being a top leading technology provider to satellite payload design companies, with its unique offering of multi-beam forming and beam-hopping, using its on-board-processing radiation-hardened chipsets.

User Terminals, Modems and Antennas

User Terminals

User terminals consist of a modem and an antenna. The following is a description of our user terminal products, both current and under development.

Aero Onyx terminals. SatixFy’s Onyx In-Flight-Connectivity (IFC) terminal is an all-inclusive, high-performance satellite communications Aero terminal designed for use on small to mid-size aircraft, delivering superior in-flight connectivity. Characterized by its compact form factor, the Onyx Aero features SatixFy's cutting edge digital beam-forming technology, along with multi-orbit connectivity capabilities. Onyx is built on SatixFy’s supreme ASIC technology, incorporating PRIME as the antenna digital beamformer, BEAT as the antenna Ku-band RFIC, and Sx-3099 as the terminal Software Defined Radio (SDR) modem and Antenna Control Unit (ACU.) Onyx is currently in testing and certification process, towards manufacturing of first units to be shipped to customers and to be installed on first aircrafts at the 2nd half of 2024 and beginning of General Availability. This is a mature version after successfully completed flight test with first prototype. Onyx is our optimal offering for the business aviation market, having smaller platforms that usually accommodate smaller or less populated aircraft. Communicating both with Ku-band GEO and LEO networks, the Onyx is future proof for new constellations that will soon start their services to the Aero market

Aero/IFC terminals. Our large Aero/IFC terminal is designed to provide online broadband connectivity via multiple satellites to simultaneously support hundreds of passengers in commercial and private flights with high performance communication. We intend to offer a commercial Aero/IFC terminal, which is targeted at airlines operating narrow-body (single-aisle) aircrafts or wide- body (double-aisle) aircrafts. Our commercial Aero/IFC terminals, as well as all other satellite antenna systems for commercial aircraft applications, will be offered exclusively in the commercial aviation market through our Jet Talk joint venture with STE. In furtherance of his arrangement, we have granted an exclusive, royalty- free, worldwide, perpetual, non-transferable, irrevocable license to certain of our intellectual property to Jet Talk for this purpose. We have two contracts with Jet Talk, both related to the development of an Aero/IFC satellite communications terminal for commercial aircraft. Jet Talk pays for our development services associated with these contracts with the proceeds of a $20.0 million investment by our joint venture partner, STE.

Our large Aero/IFC terminal is designed for high reliability, low maintenance and fast, simple installation. Our Aero/IFC terminal is equipped with our beamforming technology and is designed to enable seamless communication with multiple LEO, MEO and/or GEO satellites to provide “home-like” broadband connectivity and streaming capabilities to passengers. Relying on scalable technology, the terminal’s antenna arrays reaches much higher performance, providing satellite bandwidth efficiency – a clear advantage over competition, especially in the LEO constellations market. The gained experience and lessons learned from Onyx will be of much help for the larger Aero/IFC product performance and shortening the time for coming to the market.

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

As part of our current strategy, we have decided to pause development and marketing related to our ToM product in order to continue to focus on our other satellite communications chips and products described herein.S-IDU. The S-IDU, our first product to market, is a VSAT modem enabling satellite communications based on our SDR modem chips. The unit, which is marketed mainly to enterprise users of satellite communications services, provides base VSAT capabilities with advanced features for end-user enterprises and satellite communications service providers, and is designed to provide a complete communication solution. Satellite communications service providers can port their existing software stack to our S-IDU to benefit from affordable and advanced features.

The S-IDU is based on a SDR approach and supports the latest DVB-S2X and DVB-RCS2 standards. It is also designed to support beam-hopping, enabling migration to the next generation of satellite systems.

To date, we have sold over approximately an aggregate of 210,000 units of our S-IDU modems based on our SX-3000 chip and of our SX-3000 chips on a standalone basis.

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

We currently rely on a small number of third parties for a substantial amount of our chip manufacturing and system assembly operations, and for electronic components and chip development software. Currently, the majority of our chips are supplied by a single foundry, GlobalFoundries, on a purchase order-by-purchase order basis and we purchase chip development software and software libraries from a limited number of providers, such as Cadence Design Systems, Inc. and Siemens AG. We currently do not have long term supply contracts with most of our other third-party vendors, and we negotiate pricing with our main vendors on a purchase order-by-purchase order basis. The majority of our chips are designed to be compatible with the manufacturing processes and equipment employed by GlobalFoundries and switching to a new foundry vendor for these chips may require significant cost and time. Additionally, we may establish additional foundry and other vendor relationships as such arrangements become economically useful or technically necessary.

For our communications systems, which consist primarily of a printed circuit board (“PCB”), chips and other electronic components, we have arrangements with third-party manufacturers to produce our PCBs, and we source electronic components and other parts that comprise the non-chip components of our systems from a variety of suppliers. Additionally, we outsource the assembly of our systems to third-party service providers. While most of the electronic components used for our communications systems are commoditized, the subassemblies and other necessary services for the production of our communications systems are obtained from a limited group of suppliers. If one or more of these vendors terminates its relationship with us, or if they fail to produce and deliver our products or provide services according to our requested demands in specification, quantity, cost and time, our ability to ship our chips or satellite communication systems to our customers on time and in the quantity required could be adversely affected, which in turn could cause an unanticipated decline in our sales and damage our customer relationships. See “Item 3. Key Information— D. Risk Factors— Risks Related to SatixFy’s Business, Operations and Industry — We rely on third parties for manufacturing of our chips and other satellite communications system components. We rely on third parties for the manufacturing of our chips and other satellite communications system components. We do not have long-term supply contracts with our foundry or most of our third-party manufacturing vendors, and they may not allocate sufficient capacity to us at reasonable prices to meet future demands for our solutions.” and “ — Risks Related to SatixFy’s Business, Operations and Industry — We rely on a third-party vendor to supply chip development software to us for the development of our new chips and satellite communications systems, and we may be unable to obtain the tools necessary to develop or enhance new or existing chips or satellite communications products.”

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

The current global shortage in semiconductor and electronic components, resulting mainly from macro trends such as strong demand for 5G devices and high performance computing, as well as an effect on supply chain resulting from the Russia-Ukraine and Israel-Hamas wars, has resulted in increases in the prices we pay for the manufacturing of our chips and assemblies, disruptions in our supply chain and disruptions in the operations of our suppliers and customers. These disruptions have resulted in disruptions and delays in our development work and in delays in delivering our systems and products. In response to these challenges, we have implemented mitigation strategies, such as procurement planning, purchasing widely-available components based on regularly updated assessments of demand, while seeking longer-term supplier relationships and higher volume, longer-term orders for scarce components and materials. In the future, industry supply chain challenges may also be exacerbated and the demand for our products may be adversely affected as a result of the indirect effects of the Russia-Ukraine war, related sanctions or their impacts on global and regional economies. See “Item 3. Key Information — D. Risk Factors — Risks Related to SatixFy’s Business, Operations and Industry — We are currently experiencing, and may continue to experience, increased risks and costs associated with volatility in labor or component prices or as a result of supply chain or procurement disruptions, which may adversely affect our operations.”

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

We generated $10.7 million,  $10.6 million, and $21.7 million in revenues 2023, 2022  and 2021, respectively, of which approximately 64%, 85% and 49%, respectively, was attributable to U.K.-based operations and the remaining revenues were attributable to Israel-based operations.

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

A significant portion of our net revenue has historically been generated by a limited number of customers. Our three largest customers accounted for, in the aggregate, approximately 77% and 78 % of our total revenue for the years ended December 31, 2023 and December 31, 2022, respectively. As of December 31, 2023, we had binding contracts with five customers under which we recorded revenues in 2023, or expect to record future revenues. See “Item 3. Key Information — D. Risk Factors — Risks Related to SatixFy’s Business, Operations and Industry — We generate a significant percentage of our revenue from certain key customers, and anticipate this concentration will continue for the foreseeable future, and the loss of one or more of our key customers could negatively affect our business and operating results..”

Backlog and Potential Revenue Pipeline

As of December 31, 2023, we had signed revenue contracts representing backlog of approximately $59 million. Our backlog consists of estimated revenue pursuant to customer orders and signed contracts. Our customer orders may be terminated under certain circumstances, including if we fail to meet delivery deadlines or otherwise breach our contracts, and most of our customer contracts are terminable upon prior notice to us, without penalty. There is no assurance that we will be able to expand our customer relationships, and therefore our backlog, or that our backlog will translate into revenue or cash flows.

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

Research and Development

As of December 31, 2023 we had a team of over 120 engineers supporting our mission to innovate the satellite communications industry, including hardware and software engineers (20), very large scale integration (“VLSI”)  engineers (40), product and antenna engineers (50), and algorithms, system engineers and satellite payload engineers (10). Continued investment in research and development is critical to our business. We conduct our R&D across centers in Israel, the United Kingdom and Bulgaria. By spreading our R&D team across multiple locations, we increase our access to highly skilled engineering talent, which we believe provides us with opportunities for evolution and growth.

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

Our research and development expenses were $33.4 and $29.1 million in 2023 and 2022, respectively, before the deduction of R&D grants. Since we commenced operations in 2012, we have invested over $243 million in R&D. We conduct our R&D across centers in Israel, the United Kingdom and Bulgaria. By spreading our research and development team across multiple locations, we increase our access to highly skilled engineering talent, which we believe provides us with opportunities for evolution and growth.

We have received significant research and development funding from ESA, with the support of the UKSA, through its ARTES program since establishing and growing a presence in the U.K. in 2016. We have won multiple contracts with ESA, including as a subcontractor to leading satellite communications companies, and through December 31, 2023 have obtained over $77.5 million in grants from the ESA and $6.3 million in other forms of funding from the IIA. These development contracts span the full range of our product portfolio, including our PRIME, BEAT, SX-3099, SX-4000 payload, Ka-band Aero/IFC terminal and the development of OneWeb’s consumer user terminal and payload prototype currently expected to be delivered to the customer in the second half of 2023. In connection with the ESA grants, which are intended to fund 50%-75% of the cost of development and manufacturing of the integrated chip sets and the communications systems, our agreement stipulates that the resulting intellectual property will be available to ESA on a free, worldwide license for its own requirements. In addition, ESA can require us to license the intellectual property to certain bodies that are part of specified ESA programs, for ESA’s own requirements on acceptable commercial terms, and can also require us to license the intellectual property to any other third party for purposes other than ESA’s requirements, subject to our approval that such other purposes do not contradict our commercial interests.

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

As of March 28, 2024, we owned approximately 46 issued patents and 20 pending patent applications, including provisional and Patent Cooperation Treaty applications, across the United States, the United Kingdom, Europeand Israel. Our issued patents and pending patent applications cover, among other things, our satellite communications systems, ESMA technology, beam-hopping, satellite payload technology and a broad array of applications from aero mechanics and cooling to mechanical design, digital design and software verification. As part of the MDA Agreement, we granted MDA a non-exclusive license to certain of our intellectual property related to digital payloads. Certain of our affiliates and MDA also entered into a Three-Party Escrow Service Agreement (the “Escrow Service Agreements”) and a License Agreement (the “License Agreement”) pursuant to which certain SatixFy intellectual property with respect to certain of our space grade chips is to placed into escrow for the benefit of MDA and released to MDA for its use of the licensed intellectual property (including without limitation principally the right to complete the development of certain space grade chips and incorporate it in its payload products), or otherwise under the License Agreement,

There can be no assurance that our patent rights can be successfully enforced against competitive systems in any particular jurisdiction. Although we believe the protection afforded by our intellectual property portfolio (including our patents and trade secrets) and confidentiality agreements has value, the rapidly changing technology in the satellite communications industry and uncertainties in the legal process make our future success dependent primarily on the innovative skills, technological expertise and management abilities of our personnel, rather than on the protections afforded by our intellectual property portfolio and contractual rights. Accordingly, while these legal protections are important, they must be supported by other factors, such as the expanding knowledge, ability and experience of our personnel and the continued development of new systems and product enhancements.

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

Royalty payment obligations: We are obligated to pay the IIA royalties from the revenues generated from the sale of products (and related services) developed, directly or indirectly, as a result of the Approved Programs, or deriving therefrom, at rates which are determined under the Innovation Law (currently a yearly rate of between 3% to 5% on sales of products or services developed under the Approved Programs), up to the aggregate amount of the total grants received by the IIA, plus annual interest based on the 12-month LIBOR. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

Data Privacy and Cybersecurity

In the ordinary course of our business, we collect, use, transfer, store, maintain and otherwise process certain sensitive and other personal information regarding our employees, customers and service providers that is subject to complex and evolving laws, regulations, rules, and standards regarding data privacy and cybersecurity. Internationally, many jurisdictions have established their own data privacy and cybersecurity legal frameworks with which we may need to comply. For example, in the European Union the GDPR requires covered businesses to comply with rules regarding the processing of personal data, including its use, protection and the ability of persons whose personal data is processed to access, to correct or delete personal data about themselves. Failure to meet GDPR requirements could result in penalties of up to 4% of annual worldwide turnover or EUR 20 million (UK£17.5 million) (whichever is the greater). Additionally, in the U.K., the U.K. GDPR (i.e., a version of the GDPR as implemented into U.K. law) is in effect. The GDPR and the U.K. GDPR include certain limitations and stringent obligations with respect to the transfer of personal data from the EU and the U.K. to certain third countries (including the United States).

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

Other states where we do business, or may in the future do business, or from which we otherwise collect, or may in the future otherwise collect, personal information of residents have enacted or are considering enacting similar laws, with laws in four such states (Virginia, Colorado, Connecticut and Utah) having taken effect or scheduled to take effect in 2024. In addition, laws in all 50 U.S. states generally require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach.

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

D.	Organizational Structure

SatixFy Communications Ltd. is the parent company of the SatixFy corporate group, which has five wholly owned subsidiaries, including: (1) SatixFy Israel Ltd., which is incorporated in Israel; (2) SatixFy UK Limited, which is incorporated in the United Kingdom; (3) SatixFy Bulgaria Ltd., which is incorporated in Bulgaria, (4) SatixFy US LLC, which is incorporated in Delaware, United States; (5) Endurance Acquisition Corporation, a Cayman Islands exempted company; and one partially owned subsidiary (6) Jet-Talk Limited, which is incorporated in the United Kingdom.

Property, Plants and Equipment

Our corporate headquarters is located in Rehovot, Israel, which also serves as VLSI R&D and Operations Center and which comprises 2,409 square meters. We also have one design center in the United Kingdom, which comprises 1,668 square meters,  one design center in Bulgaria, which comprises 966 square meters and one center in the United States that comprises 140 square meters. The one U.K. location serves as the R&D and operations center for our hardware, software and test teams, and the Bulgaria center is where we employ our antenna development team.

We lease all of our facilities. Our headquarters facility lease currently expires in May 2028. We believe our facilities are sufficient to meet our current needs and anticipate that suitable additional space will be readily available to accommodate any foreseeable expansion of our operations.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with SatixFy’s consolidated financial statements and the related notes thereto appearing elsewhere in this Annual Report. Some of the information contained in this discussion and analysis, including information with respect to SatixFy’s plans and strategy for SatixFy’s business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in “Item 3. Key Information – D. Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” SatixFy’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our discussion and analysis for the year ended December 31, 2022 compared to December 31, 2021 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on May 1, 2023.

Overview

We are a vertically integrated satellite communications systems provider using our own semiconductors, focused on designing chips and systems that serve the entire satellite communications value chain — from the satellite payload to user terminals. We create chip technologies capable of enabling satellite-based broadband delivery to markets around the world. Since we commenced operations in June 2012, through December 31, 2023 we have invested over $243 million in R&D to create what we believe are the most advanced satellite communications and ground terminal chips in the world.

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

Our end-to-end solutions for the satellite communications industry include satellite payloads, user terminals (ground and Aero/IFC) and hubs, each built around our advanced ASICs and RFICs. We have a diverse customer base in terms of types of customers, including satellite operators, airlines, manufacturers of satellite communications systems, and other connectivity service providers that integrate our chips and systems in their satellite communications infrastructure. We believe that our modular, scalable and software controllable technology, our focus on producing products for the entire satellite communications value chain and our ability and experience in designing our systems to meet our customers’ specifications, differentiate us from our competitors.

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

The structure of our contracts with customers varies based on the needs and preferences of our individual customers. For example, while we may enter into agreements with some customers that cover the whole life cycle of a project from the definition of requirements to the development and delivery of a system, at the outset of the engagement, other customers may prefer a phased approach, placing a contract with us for an initial product demonstration, followed by a second phase for the delivery of a commercial-ready product. Accordingly, the length and nature of our contracts vary across our customer base. We are an early-stage company and, to date, a substantial portion of our revenues has been derived from relatively few customers.

We recorded $10.7 million and $10.6 million in revenues for the years ended December 31, 2023 and 2022, respectively. To date, most of our customer contracts have covered the early phases of satellite communications system development, typically requiring our R&D personnel to team with our customers on the development of system specifications. Accordingly, over the last three years, most of our customer revenues have related to these phases of product development, and have been recorded under “development services and preproduction,” which accounted for approximately 77% and 95% of our total revenues in the years ended December 31, 2023 and 2022, respectively. Our revenues from sales of products have related mainly to sales of modems and chips, which amounted to $2.5 million and $0.5 million in the years ended December 31, 2023 and 2022, respectively. Ongoing macro-level events and supply-chain constraints across the satellite industry have resulted in order delays and project cancellations by certain of our current and prospective customers, which we expect will continue to impact our business in the near term.

Our three largest customers accounted for, in the aggregate, approximately 77% and 78%, of our revenues in the years ended December 31, 2023 and 2022, respectively . See “— Principal Components of Our Results of Operations — Share in the loss of a company accounted by equity method, net” below.

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

Jet Talk did not generate any revenue in 2023 and is not expected to generate material revenue until at least 2024. Once we complete the development of and are able to commercialize our Aero/IFC satellite communications terminal product, the revenues and margins attributable to such sales will not be fully reflected in our consolidated financial statements, which will instead reflect revenue from our sales of products and services to Jet Talk on a contract basis (which we expect Jet Talk to sell to end-users in the commercial aviation market) and our equity in Jet Talk’s net income or loss for each reporting period. Accordingly, our consolidated statements of operations for future periods may not fully reflect the underlying revenues and margins of our future IFC/Aero terminals business. See Note 7 to SatixFy’s consolidated financial statements included elsewhere in this Annual Report.

Our mix of revenue has begun to gradually shift to sales of products since the end of 2023 and we expect this trend to continue as we attract more customers, develop custom-tailored and off-the-shelf products and begin to deliver satellite communications systems at scale. Our ability to generate revenue and profits is subject to numerous contingencies and uncertainties, including those discussed below under “— Key Factors and Trends Affecting our Performance” and “Item 5. Operating and Financial Review and Prospects Liquidity and Capital Resources” and in “Item 3. – D. Risk Factors.”

Key Factors and Trends Affecting our Performance

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section titled “Item 3.D.—Risk Factors.”

Expanding our Customer Base and Relationships

We are focused on attracting new customers and expanding our relationships and revenue with existing customers, which we believe will be driven by our ability to continue to improve our technologies and products that make our offerings compatible with the latest advances in satellite-enabled communications. As of December 31, 2023, we had binding contracts with our 12 customers under which we recorded revenues in the 2023 or in 2022, or expect to record future revenues. Ongoing business developments discussed elsewhere in this Annual Report continue to impact our customer base and plans for expansion.

Backlog

As of December 31, 2023, we had signed contracts representing revenue backlog of approximately $59 million. Our backlog consists of estimated revenue pursuant to customer orders and signed contracts. Our customer orders may be terminated under certain circumstances, including if we fail to meet delivery deadlines or otherwise breach our contracts and most of our customer contracts are terminable upon prior notice to us, without penalty. There is no assurance that we will be able to expand our customer relationships with existing customers, and therefore our backlog, or that our backlog will translate into revenue or cash flows. See “Item 3.D. Risk Factors – Amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings.

Development of New Products

Since commencing operations in 2012, we have invested a total of approximately $243 million in R&D as of December 31, 2023, a portion of which has been defrayed by government and public entity grants (recognized in our statement of operations as reductions in research and development expenses). To date, we have received over $77.5 million in grants from the ESA, sponsored by the UKSA, and over $6.3 million in grants from the IIA. Our net research and development expenses amounted to $29.1 million and $16.8 million in the years ended December 31, 2023 and 2022, respectively. Our gross R&D spend, exclusive of the impact of offsetting government and public entity grants, amounted to $33.4 million and $29.1 million in 2023 and 2022, respectively. In some cases, such as with grants from the IIA, we are required to repay a portion of the grants at a future date in the form of a royalty on the sales of products developed with the assistance of such grants. See “Item 5. Operating and Financial Review and Prospects Liquidity and Capital Resources—Commitments." Our R&D efforts also benefit from our experience on customer projects, including collaborations with leading companies in the satellite communications industry. We have generated $8.2 million and $10.1 million in revenues from the provision of R&D services (recorded under “Development services and preproduction” in our statements of income) in the years ended December 31, 2023 and 2022, respectively, while maintaining ownership of our intellectual property developed in connection with such projects and licensing such intellectual property to our customers.

Market Trends and Uncertainties

The markets in which our customers operate, including the satellite payloads, ground terminals and IFC markets, are characterized by increasingly rapid technological changes, product obsolescence, competitive pricing pressures, evolving standards and fluctuations in product supply and demand. New technology may result in sudden changes in system designs or platform changes that may render our products obsolete and require us to devote significant additional R&D resources to compete effectively. We believe we have a significant opportunity ahead of us, with an aggregate TAM across our key markets that is expected to reach approximately $18 to $22 billion by the end of the current decade (see “Item 4. Information on the Company — B. Business — Market Opportunity”). However, we have no control over market demand and there is no assurance that we will be successful in capturing a substantial portion of the TAM, and our ability to do so will be contingent on numerous factors, including developments in the satellite communications industry and geopolitical and macroeconomic conditions and our ability to meet demand, to overcome chip supply shortages and other supply chain capacity challenges, among others. See “Item 3. Key Information - D. Risk Factors — Our estimates, including market opportunity estimates and market growth forecasts, are subject to inherent challenges in measurement and significant uncertainty, and real or perceived inaccuracies in those metrics and estimates may harm our reputation and negatively affect our business..”

Our revenues amounted to $10.7 million and $10.6 million in the years ended December 31, 2023, and 2022, while our net losses amounted to $29.7 million.  We had an accumulated deficit (i.e., negative retained earnings) of $511 million as of December 31, 2023 (mostly derived from $333 million non-recurring listing expenses in 2022) . There is no assurance that we will achieve profitability in the near future, if at all, and may require additional funding to support our continuing operations, fund our R&D and capital expenditure requirements and service our debt obligations. See “— Liquidity and Capital Resources” below for more information.

We currently rely on third parties for a substantial amount of our chip manufacturing and system assembly operations, and for assemblies and chip development software. The majority of our chips are supplied by a single foundry, GlobalFoundries, and we purchase chip development software and software libraries from a limited number of providers, such as Cadence Design Systems, Inc. and Siemens. The majority of our chips are designed to be compatible with the manufacturing processes and equipment employed by GlobalFoundries and switching to a new foundry vendor for these chips may require significant cost and time. The current global shortage in semiconductor and related electronic components and assemblies, resulting mainly from macro trends such as strong demand for 5G devices and high-performance computing has resulted in increases in the prices we pay for the manufacturing of our chips and assemblies, disruptions in our supply chain and disruptions in the operations of our suppliers and customers. If one or more of our vendors terminates its relationship with us, or if they fail to produce and deliver our products or provide services according to our requested demands in specification, quantity, cost and time, our ability to ship our chips or satellite communications systems to our customers on time and in the quantity required could be adversely affected, which in turn could cause an unanticipated decline in our sales and damage our customer relationships. While in some cases we may be able to leverage our relationships with certain large, well-known customers to secure contract manufacturing capacity on better price and delivery terms, this cannot be assured and our ability to mitigate potential adverse impacts of supply chain constraints is limited at this time.

Additionally, we may experience supply chain and other disruptions to our business that may be caused by a range of factors beyond our control, including, but not limited to, geopolitical uncertainty, international trade disputes, armed conflicts and sanctions, such as the ongoing Israel-Hamas and Russia-Ukraine wars and the related sanctions, or economic and political instability in Asia, such as the military threat posed by China against Taiwan, climate change, increased costs of labor, freight cost and raw material price fluctuations, a shortage of qualified workers or material changes in macroeconomic conditions.

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

In addition, the recent escalation of the Israel-Hamas conflict could cause disruptions to our operations, and a delay in the development, production and shipment of our products and the heightened tension in our relations with various Middle Eastern countries could adversely affect our customer relationships as well as our sales and performance of existing or future contracts, which in turn could adversely affect our operating results, financial conditions and the expansion of our business. Furthermore, the latest Israel-Hamas war and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of this ongoing conflict are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices and supply chain disruptions. See “Item 3. Key Information — D. Risk Factors — Risks Related to SatixFy’s Operations in Israel — Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them.”

Basis of Presentation

We currently conduct our business through one reportable operating segment. We prepare our consolidated financial statements under IFRS as issued by the International Accounting Standards Board.

Our functional and reporting currency is the U.S. dollar (which is also the functional currency of our Israeli subsidiary), as the demand for satellite communications chips and systems, and many of the development costs with respect thereto, are priced in U.S. dollars. Certain of our subsidiaries, on the other hand, have other functional currencies (being the currencies in which their assets, liabilities, revenues and expenses are recorded). The functional currency of our U.K. subsidiary is the GBP and the functional currency of our Bulgarian subsidiary is the EUR. Accordingly, in the preparation of our consolidated financial statements, we are required to translate these subsidiaries’ GBP and EUR balances to U.S. dollars. Assets and liabilities are generally translated at year-end exchange rates, while revenues and expenses are generally translated at the average exchange rates for the period presented. The differences resulting from currency translations are presented in our consolidated statements of comprehensive loss under Exchange gain (loss) arising on translation of foreign operations, but are not reflected in our loss for the period. As a result of our foreign currency translation exposure, certain amounts in our consolidated financial statements may not be comparable between periods. Additionally, subsidiary cash and financial asset and liability balances that are denominated in currencies other than the functional currency of the subsidiary are remeasured into the functional currency, with the resulting gain or loss recorded in the financial income or financial expenses line-items in our statements of income. For more information about the comparability impact of our foreign currency translation exposure, see below under “Item 11 — Quantitative and Qualitative Disclosure About Market Risk — Foreign Currency Exchange Risk.”

Key Financial and Operating Metrics

We monitor several financial and operating metrics in order to measure our current performance and project our future performance. These metrics are presented in the following table.

	Year Ended December 31
	2023	2022
	(U.S.$ in thousands, except percentages)
Revenues	$10,730	$10,626
Gross profit	$4,792	$6,128
Gross margin	45%	58%
Net loss	$(29,715)	$(397,789	)(*)

(*) Net loss for the year ended December 31, 2022 reflects the impact of a $333 million non-recurring listing expense, of which $318 million was a non-cash expense due to the application of IFRS 2 (Share-based Payments) and a $37 million non-cash finance expense reflecting the revaluation of a derivative contract relating to the transactions under the Forward Purchase Agreement. Neither of the afore-mentioned non-cash expenses had any impact on our income tax expense or benefit for the year ended December 31, 2022 or on our deferred tax assets or liabilities as of that date.
Principal Components of Our Results of Operations

Revenues

In the periods discussed in this Annual Report, we have generated substantial revenues from development services and preproduction provided to our customers in connection with projects on which we are engaged (although we maintain ownership of the intellectual property developed in connection with such projects). Our revenue from sales of products consisted mostly of revenue from contracts for the provision of products, including product prototypes, and components, including our proprietary chips.

Our mix of revenue has begun to gradually shift to sales of products since the end of 2023 and we expect this trend to continue as we attract more customers, develop custom-tailored and off-the-shelf products and begin to deliver satellite communications systems at scale.

Cost of sales and services

Our cost of sales and services includes mainly salaries (including bonuses, share-based awards, benefits and related expenses) of our service personnel and the costs of our chip manufacturing subcontractors, chip manufacturing tools and materials and models, shipping cost, and related depreciation and amortization, including amortization of intangible assets, if any.

Research and development expenses

Research and development expenses consist primarily of salaries (including bonuses, benefits and related expenses) of personnel involved in R&D and the cost of development tools, third- party intellectual property licenses, and subcontractors, net of public sector grants, including from ESA, which offset some of our research and development expenses. See Note 22 to SatixFy’s consolidated financial statements included elsewhere in this Annual Report.

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

Selling and marketing expenses

Selling and marketing expenses consist mainly of salaries (including bonuses, share-based awards, benefits and related expenses) of our personnel involved in the sales and marketing of our products, as well as advertising, exhibition and related expenses (including related travel).

We expect our sales and marketing costs to increase as we bring more products to market, the demand for our products increases and we hire more sales and marketing personnel.

General and administrative expenses

General and administrative expenses consist mainly of salaries (including bonuses, share-based awards, benefits and related expenses) of management and administrative personnel, overhead costs (including facilities rent and utilities), legal expenses, depreciation and amortization of property and equipment not used in the manufacturing of our products or provisions of our services and costs associated with being a public company, such as costs related to director and officer liability insurance, director fees and public company-related auditing and compliance costs.

Share in the loss of a company accounted by equity method, net

This represents our share in the loss of a company accounted by equity method, net, which reflects our proportionate share of the loss of Jet Talk, a joint venture with STE. We own 51% of Jet Talk’s equity, but do not control the company, as STE controls the company’s financing, participates substantially in directing its marketing and R&D activities (the latter generally being contracted to us) and also participates in the appointment of the chief executive officer, among other senior management personnel. We are committed to provide Jet Talk with future development services for a large Aero/IFC terminal, exclusive marketing rights for the commercial aviation market, technical skills, staff expertise, R&D facilities and an exclusive, royalty-free, world-wide, perpetual, non-transferable, irrevocable license to use and commercially exploit our intellectual property for the development, production, sales and marketing of satellite antenna systems for the commercial aviation market. While Jet Talk has generated losses to date, we expect Jet Talk to contribute significantly to our results of operations in the future. See Note 7 to SatixFy’s consolidated financial statements included elsewhere in this Annual Report.

Finance Income and Expenses

Finance income includes mainly the impact of foreign exchange remeasurement of certain subsidiary financial assets and liabilities (see “— Basis of Presentation”), fair value adjustments related to financial assets and liabilities and interest on bank deposits.

Finance expenses include mainly interest on loans and bank fees, depreciation of our right-of-use assets, amortization of debt and warrant discounts, fair value adjustments related to financial assets and liabilities (including, in 2022, our outstanding warrants and repayable grants from the IIA) and the impact of foreign exchange remeasurement of certain subsidiary financial assets and liabilities.

Income taxes

To date, we have not been subject to income taxes associated with our operating activity, due to the fact that we have incurred losses in every year since commencing operations, and we have not recorded any income tax benefits since there is uncertainty as to our ability to utilize our tax loss carryforwards in future periods. As part of the MDA Agreement, we recorded a tax liability associated with the sale of SatixFy Space Systems UK Ltd. as a potential capital gain. See Note 26 to SatixFy’s consolidated financial statements included elsewhere in this Annual Report.

A.	Results of Operations

Results of Operations for the Year Ended December 31, 2023 Compared with the Year Ended December 31, 2022

The following table provides our consolidated statements of operations for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022	Change	%
	(U.S.$ in thousands, except percentages)
Revenues:
Development services and preproduction	$8,249	$10,081	$(1,832)	(18)%
Sale of products	2,481	545	1,936	355%
Total revenues	$10,730	$10,626	$104	1%
Cost of sales and services:
Development services and preproduction	4,930	4,166	764	18%
Sale of products	1,008	332	676	204%
Total cost of sales and services	5,938	4,498	1,440	32%

Gross profit	$4,792	$6,128	$(1,336)	(22)%
Research and development expenses	29,126	16,842	12,284	73%
Selling and marketing expenses	2,866	2,335	531	23%
General and administrative expenses	14,561	9,249	5,312	57%
Loss from operations	$(41,761)	$(22,298)	$19,463	87%
Finance Income	83	17	66	388%
Finance Expenses	(12,129)	(9,919)	2,210	22%
Derivatives Revaluation	(17,217)	(37,377)	(20,160)	(54%)
Other Income	41,657	5,474	36,183	661%
Listing Expenses	-	(333,326)	(333,326)	(100)%
Share in the loss of a company accounted by equity method, net	(226)	(360)	(134)	(37)%

Loss before income taxes	$(29,593)	$(397,789)	$(368,196)	(93)%
Tax expenses	(122)	-	122	100%
Loss for the period (1)	$(29,715)	$(397,789)	$(368,074)	(93)%

(1)
Net loss for the year ended December 31, 2022 reflects the impact of a $333 million non-recurring, listing expense, of which $318 million was a non-cash expense due to the application of IFRS 2 (Share-based Payments) and a $37.4 million non-cash finance expense reflecting the revaluation of a derivative contract relating to the transactions under the Forward Purchase Agreement. Neither of the aforementioned non-cash expenses had any impact on our income tax expense or benefit for the year ended December 31, 2022 or on our deferred tax assets or liabilities as of that date. See 25 to our consolidated financial statements included elsewhere in this Annual Report for more information.

Revenues

Total Revenues

Total revenues of $10.7 million increased by $0.1 million, or 1%, for the year ended December 31, 2023 compared to $10.6 million for the year ended December 31, 2022. See “Item 3. Key Information — D. Risk Factors — Risks Related to SatixFy’s Business, Operations and Industry.”

Development services and preproduction

Development services and preproduction of $8.2 million decreased by $1.8 million, or 18%, for the year ended December 31, 2023 compared to $10.1 million for the year ended December 31, 2022. The decrease was primarily driven by a delay in progress in one of our projects in 2023 due to a customer request and completion of one of our projects which in 2022.

Sale of products

Sale of products of $2.48 million increased by $1.9 million, or 355%, for the year ended December 31, 2023 compared to 545,000 for the year ended December 31, 2022. The increase was primarily driven by deliveries of an order that was received during 2022.

 Cost of sales and services of Development services and preproduction

Total cost of sales and services of $4.9 million increased by $0.8 million, or 18%, for the year ended December 31, 2023 compared to $4.1 million for the year ended December 31, 2022. The increase is associated with the Company’s engagement in 2023 in projects which carry lower gross margins compared to 2022.

Cost of sales and services of Sale of Products

Total cost of sales and services of $1 million increased by $0.7 million, or 204%, for the year ended December 31, 2023 compared to $0.3 million the year ended December 31, 2022. The increase reflects increased revenues from sale of products as described above.

Gross profit

Gross profit of $4.8 million decreased by $1.3 million, or 22%, for the year ended December 31, 2023, compared to $6.1 million for the year ended December 31, 2022, reflecting our decrease in revenue from the sale of development services and preproduction, which bears a higher gross margin. Our gross margin in the year ended December 31, 2023 decreased due to the higher revenue from sale of products, which bears a lower gross margin.

Research and development expenses

Research and development net expenses of $29.1 million increased by $12.3 million, or 73%, for the year ended December 31, 2023 compared to $16.8 million the year ended December 31, 2022. Our gross R&D expenditure increased by $4.2 million, or 14%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was mostly driven by an increase in production cost associated with our space grades ASICs of approximately $2 million, combined with an increase of approximately $2 million in payroll and related expenses and RSU grants that were granted during the year. Research and development expenses were affected mostly by a net decrease in ESA grants and tax credits for the year ended December 31, 2023, and a decline in contributions from government support and grants, which all are recorded as offsets to R&D expenses, by $8.1 million, to $4.2 million in the year ended December 31, 2023 from $12.3 million in the year ended December 31, 2022.

Selling and marketing expenses

Selling and marketing expenses of 2.9 million increased by $0.5 million, or 23%, for the year ended December 31, 2023 compared to $2.3 million in the year ended December 31, 2022. The increase was primarily driven by our increased participation in trade shows, related travel costs and a slight increase in payroll and RSU grants.

General and administrative expenses

General and administrative expenses of $14.6 million increased by $5.3 million, or 57%, for the year ended December 31, 2023 compared to $9.2 million for the year ended December 31, 2022. The increase was primarily driven by the settlement of a legal proceeding with Alta of  $2.3 million , as well as an increase in legal costs of $2 million, an increase of director and officer insurance expenses of $1 million, a provision for expected credit loss of $1.8 million, offset by a decrease of $2 million in bonuses to the chairman of our board of directors. See “Item 8.A. Financial Information—Legal Proceedings” for additional information.

Loss from operations

Loss from regular operations of $41.8 million increased by $19.5 million, or 87%, for the year ended December 31, 2023 compared to $22.3 million in the year ended December 31, 2022, reflecting the factors discussed above.

Finance Expenses

Finance expenses of $12.1 million increased by $2.2 million, or 22%, for the year ended December 31, 2023 compared to $9.9 million for the year ended December 31, 2022. The increase was primarily driven by a $3 million expense of interest recorded on the advanced payments from MDA (See Note 3 to our audited consolidated financial statements for the fiscal year ended December 31, 2023) offset by $1 million in currency fluctuation affects. The increase in interest expenses associated with the amendments of the 2022 Credit Agreement were offset almost entirely by the finance income associated with the economical effects of the modified loan terms (See Note 12 to our consolidated financial statements included elsewhere in this Annual Report).

Derivatives revaluation

Derivatives revaluation of $17.2 million decreased by $20.2 million, or 54%, for the year ended December 31, 2023 compared to $37 million for the year ended December 31, 2022. The decrease was primarily driven by a decrease in our stock price, which effected our financial instruments (PAS and Warrants).

Other Income

Other income of $41.7 million increased by $36.2, or 661%, for the year ended December 31, 2023, compared to $5.5 million for the year ended December 31, 2022, which was primarily due to the MDA Agreement See “Item 4 Information on the Company — B. Business Overview” and  Note 3 to our consolidated financial statements, included elsewhere in this Annual Report, for further information.

Listing Expenses

We had no listing expenses for the year ended December 31, 2023, compared to listing expenses of $333 million for the year ended December 31, 2022. For further information regarding listing expense, see Note 25 to our audited consolidated financial statements for the fiscal year ended December 31, 2023, included elsewhere in this Annual Report.

Share in the loss of a company accounted by equity method, net

Share in the loss of a company accounted by equity method, net, decreased by $0.1 million, or 37%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease reflects a decrease in R&D expenses by Jet Talk due to the substantial completion of its development project and lower activity levels at Jet Talk in the absence of commercial production of IFC terminals.

Tax expenses

Tax expenses were $0.1 million for the year ended December 31, 2023 compared to $0 for the year ended December 31, 2022.  The tax expenses were primarily attributable to the MDA Agreement with respect to the sale of Satixfy Space Systems UK Ltd (See Note 3 to our consolidated financial statements included elsewhere in this Annual Report).

Net loss for the period

Net loss for the period decreased by $368.2 million, or 93%, for the year ended December 31, 2023 compared to $397.8 million for the year ended December 31, 2022, reflecting the factors discussed above.

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

As of December 31, 2023, our cash and cash equivalents amounted to $14 million and our financial debt amounted to $59.8 million.

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

As discussed above under “Item 3. Key Information—D. Risk Factors—Risks Related to Ownership of Our Securities —The market price of our equity securities may be volatile, and your investment could suffer or decline in value” and elsewhere in this Annual Report, the sales and further issuances of our ordinary shares could materially adversely affect the market price for our securities, which could, in turn, materially adversely affect our ability to raise additional capital in the public or private markets or the terms on which such capital could be raised. Further, recent declines in our share price mean that our ability to raise new capital under the Equity Line of Credit Facility, which limits the number of shares we can sell based on their daily average trading volume, could be substantially less than we initially expected.

We have based our estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. Changing circumstances could also cause us to consume capital faster than we currently anticipate, and we may need to spend more than currently expected.

If we are successful in overcoming our short-term funding challenges, over the long term we may decide to develop new products, enter new markets or build additional or expand current manufacturing facilities, any of which would require substantial additional capital. The timing of the completion of the development and engineering, and commercial launch of our satellite communications systems that are expected to drive our future results is uncertain. The commercialization of these products may also entail unpredictable costs and delays and is subject to significant risks, uncertainties and contingencies, many of which are beyond our control. Certain of these risks and uncertainties are described in more detail in this Annual Report under “Item 3. Key Information – D. Risk Factors” and include, but are not limited to, changed business conditions, continued supply chain challenges, and governmental responses thereto, geopolitical uncertainty, competitive pressures, regulatory developments or the cessation of public sector R&D funding, among other potential developments.

Debt and other financing arrangements

As of December 31, 2023, we had total borrowings (not including lease liabilities) of approximately $59.8 million, all of which is long-term debt under the 2022 Credit Agreement entered into in connection with the Debt Financing, a portion of the proceeds from which we used to repay our prior borrowings.

Business Combination Agreement and 2022 Debt Financing

On March 8, 2022, we and one of our subsidiaries entered the Business Combination Agreement and on October 27, 2022, our subsidiary, Merger Sub, merged with and into Endurance, with Endurance continuing as the surviving company and becoming our direct, wholly owned subsidiary.

In anticipation of the Business Combination, on February 1, 2022, we entered into the 2022 Credit Agreement with FP pursuant to which we borrowed an aggregate principal amount of $55.0 million in the form of a term loan, which is guaranteed by certain of our subsidiaries. The obligations under the 2022 Credit Agreement, as amended, are secured by a lien and security interest over substantially all of our and the guarantors’ assets. In order to preserve liquidity and allow us more time to evaluate our financing and strategic alternatives, on April 23, 2023, we entered into the Waiver and Second Amendment to the Credit Agreement, which, among other things, (i) provided a waiver of certain defaults or potential defaults, (ii) permitted us to make our interest payments for 2023 on a pay-in-kind basis if its cash balance is less than $12.5 million, (iii) temporarily reduced our minimum cash requirement from $10 million to $8 million and $7 million for the months of April and May 2023, respectively, and thereafter to $10 million, in each case plus an amount sufficient to cover our and our subsidiaries’ accounts payable that are past 60 days due, (iv) increased the interest rate of the loan to SOFR + 8.50% (with a 3% SOFR floor) and (v) provided for certain additional reporting obligations by us. The 2022 Credit Agreement provides that the term loan matures on February 1, 2026.

The 2022 Credit Agreement contains customary covenants that restrict the way in which we may conduct our business and our ability to take certain actions. In particular, it limits our ability to incur additional indebtedness or liens, dispose of assets to third parties, repurchase our shares and pay dividends. The 2022 Credit Agreement also imposed a financial maintenance covenant, requiring that, for so long as we have a leverage ratio (debt to Consolidated Adjusted EBITDA (as defined in the 2022 Credit Agreement)) greater than or equal to 6.00 to 1.00, SatixFy must maintain a minimum cash balance of $8 million and $7 million for the months of April and May 2023, respectively, and thereafter of $10 million, in each case plus an amount sufficient to cover its and its subsidiaries’ accounts payable that are past 60 days due, which cash is held in deposit accounts subject to a security interest in favor of the Agent. The 2022 Credit Agreement also contains customary events of default, which provide that the lenders are entitled to automatically accelerate payment of the loans upon the occurrence of an event of default.

In connection with the Debt Financing, SatixFy also entered into an equity grant agreement, dated February 1, 2022, pursuant to which it issued 808,907 SatixFy Ordinary Shares (before giving effect to the Pre-Closing Recapitalization) to the lenders under the 2022 Credit Agreement in consideration for the funds borrowed.

In June 2023 , the parties to the 2022 Credit Agreement entered into the Third Amendment. The Third Amendment provides that, among other things, upon our receipt of such prepayment, interest payable thereunder will be added to the principal of the term loan on a “pay in kind” basis through June 28, 2024, the payments made in connection with the pre-purchase agreement will not be applied to repay debt under the 2022 Credit Agreement, a limited waiver, subject to certain conditions, of the liquidity covenant therein, and following closing of the MDA Agreement, a reduced interest rate and the grant of the 4.1 million ordinary shares under the 2022 Credit Agreement. On October 31, 2023, we entered into the Fourth Amendment and the Fifth Amendment to the 2022 Credit Agreement, whereby the lenders provided their consent to those certain agreements entered into by us. Further, the Fifth Amendment extended the period of time by which we must issue or cause the transfer the 4.1 million ordinary shares pursuant to the Third Amendment to the Credit Agreement from four business days to 90 days following the date the Fifth Amendment became effective; and reduced the 4.1 million ordinary shares which we must issue or cause the transfer of pursuant to the Third Amendment to the 2022 Credit Agreement, by the amount of shares transferred pursuant to the Vellar Termination Agreement and the ACM Termination Agreement, and, subject to the timely transfers of shares as contemplated in the Vellar Termination Agreement and ACM Termination Agreement, we will also issue 500,556 new ordinary shares to the lenders(which is the difference between 4.1 million ordinary shares and the shares to be transferred to the lenders from Vellar and ACM). In addition, we agreed to issue the lenders 1,000,000 Price Adjustment Shares in a private placement within 30 days, which shares will be subject to substantially the same terms governing the Price Adjustment Shares previously issued in connection with our business combination with Endurance and as further described in the Fifth Amendment.

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

Upon the satisfaction of the conditions to CF Principal Investments’ purchase obligation set forth in the CF Purchase Agreement (the “Commencement”), SatixFy will have the right, but not the obligation, from time to time at its sole discretion over the 36-month period from and after the Commencement, to direct CF Principal Investments to purchase up to a specified maximum amount of its ordinary shares as set forth in the CF Purchase Agreement by delivering written notice to CF Principal Investments prior to the commencement of trading of the SatixFy Ordinary Shares on the NYSE on any trading day, so long as all of its ordinary shares subject to all prior purchases by CF Principal Investments under the CF Purchase Agreement have theretofore been received by CF Principal Investments electronically as set forth in the CF Purchase Agreement. The purchase price of the ordinary shares that SatixFy may elect to sell to CF Principal Investments pursuant to the CF Purchase Agreement will be determined by reference to the VWAP defined for this agreement of the SatixFy Ordinary Shares on the date of purchase, which is when SatixFy has timely delivered written notice to CF Principal Investments directing it to purchase its ordinary shares under the CF Purchase Agreement, less a fixed 3.0% discount to such VWAP.

SatixFy controls the timing and amount of any sales of its ordinary shares to CF Principal Investments. Actual sales of its ordinary shares to CF Principal Investments under the CF Purchase Agreement will depend on a variety of factors to be determined by SatixFy from time to time, including, among other things, market conditions, the trading price of its ordinary shares and SatixFy’s needs for financing resources.

Forward Purchase Agreement

On October 24, 2022, Endurance, SatixFy, Merger Sub and Vellar entered into an agreement for an OTC Equity Prepaid Forward Transaction (the “Forward Purchase Transaction”), which was subsequently amended on October 25, 2022 (as amended, the “Forward Purchase Agreement”). Subsequent to entering into the Amendment, Endurance, SatixFy, Merger Sub and Vellar entered into an Assignment and Novation Agreement with ACM ARRT G LLC (together with Vellar, the “Sellers”), pursuant to which Vellar assigned its rights and obligations with respect to up to 4,000,000 ordinary shares (the “Subject Shares”) under the Forward Purchase Agreement to ACM ARRT G LLC (the “Assignment and Novation Agreement”),

Pursuant to the terms of the Forward Purchase Agreement, the Sellers thereunder purchased, through a broker in the open market, (i) 8,544,284 Endurance Class A ordinary shares. Following the closing of the Business Combination, we issued to Vellar, in a private placement pursuant to the Forward Purchase Agreement, 1,605,100 additional ordinary shares (the “Additional Shares”). Pursuant to the Forward Purchase Agreement, the Sellers were paid directly, out of the funds held in Endurance’s trust account, approximately $86.5 million.

Pursuant to the Forward Purchase Agreement, we filed the Registration Statement with the SEC. The Sellers paid to SatixFy approximately $10.0 million.

On October 31, 2023, we entered into termination agreements (the “Termination Agreements”) with the Sellers, dated October 31, 2023. Pursuant to the Termination Agreements, the parties agreed (i) terminating Forward Purchase Agreement, (ii) terminating the Assignment and Novation Agreement, and (iii) that Vellar and ACM relinquish their rights to an aggregate of 3,599,444 ordinary shares (which includes all remaining Subject Shares  held by ACM and Vellar), which are to be transferred to the lenders in connection with their consent to the transactions contemplated by the MDA Agreement. Further, we will pay Vellar and ACM an aggregate amount of approximately $6.5 million in installments until May 31, 2024, in the case of Vellar, and March 31, 2024, in the case of ACM. The Termination Agreements further provide that if we fail to make the required payments to ACM on time (subject to certain conditions as described therein), the total amount payable by us to ACM will increase by $3.7 million (which amount will be payable on the final installment date).

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

Pursuant to the terms of the Subscription Agreements, concurrently with the Closing, SatixFy delivered 1,175,192 ordinary shares issuable to certain SatixFy shareholders and 391,731 ordinary shares on behalf of the Sponsor into an escrow account (collectively, the “Escrow Shares”). In March 2023, we instructed our transfer agent to release from escrow  the 1,163,077 Escrow Shares held by the Sponsor and shareholders.

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

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the year ended December 31 (in thousands of USD)
	2023	2022
Cash Flow Data:
Net cash used in operating activities	(24,635)	(31,480)
Net cash used in investing activities	17,341	(582)
Net cash provided by financing activities	9,114	40,523
Increase (decrease) in cash and cash equivalents	1,820	8,461
Cash and cash equivalents balance at the beginning of the year	11,934	3,854
Effect of changes in foreign exchange rates on cash and cash equivalents	225	(381)

Cash and cash equivalents balance at the end of the period	13,979	11,934

Operating Activities

During the year ended December 31, 2023, net cash used in operating activities was $25 million, compared to $31 million in the year ended December 31, 2022, reflecting the factors discussed under “— Results of Operations” above and the evolution of our working capital. The principal drivers of working capital were prepayment from customers, which increased by $15.6 million in 2023 compared to a $ 11.8 million increase in 2022, offset by advances from ESA, which decreased by $1.3 million in 2023 compared to a $7.6 million increase in 2022, other current assets (comprised mainly of prepaid expenses and accruals for tax credits), which decreased by $3.5 million in 2022 compared to a $7 million increase in 2022, and trade account payables, accounts payable and accrued expenses, which together increased by $5.2 million in 2023 compared to a decrease of $7.8 million in 2022.

During the year ended December 31, 2022, net cash used in operating activities was $31 million, compared to $5.8 million in the year ended December 31, 2021, reflecting the factors discussed under “— Results of Operations” above and the evolution of our working capital. The principal drivers of working capital were prepayments from customers, which increased by $11.8 million in 2022 compared to a $ 1.5 million increase in 2021, offset by advances from ESA, which decreased by $7.6 million in 2022 compared to a $1.9 million increase in 2021, other current assets (comprised mainly of prepaid expenses and accruals for tax credits), which increased by $7.0 million in 2022 compared to a $3.3 million decrease in 2021, and trade account payables, accounts payable and accrued expenses, which together decreased by $7.8 million in 2022 compared to an increase of $4.7 million in 2021.

Investing Activities

During the year ended December 31, 2023, net cash received in investing activities was $17 million. Net cash used in investing activities for year ended December 31, 2023 is attributable to the MDA transaction (see Note 3 to SatixFy’s consolidated financial statements included elsewhere in this Annual Report).

During the year ended December 31, 2022, net cash used in investing activities was $0.6 million.

Financing Activities

During the year ended December 31, 2023, net cash from financing activities amounted to $9 million, consisting mainly of issuance of shares of $10 million as part of the Forward Purchase Agreement.

During the year ended December 31, 2022, net cash from financing activities amounted to $41 million, consisting mainly of proceeds under our 2022 Credit Agreement and issuance of shares due to conversion of warrants of $6.5 million net of repayment of existing loans in the sum of $18.8 million.

Commitments

As of the date of this Annual Report, our material financial commitments were comprised of the amounts outstanding under the Debt Facility, as described above, and the lease liabilities described in Note 6 to our consolidated financial statements included elsewhere in this Annual Report.

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

Additionally, approximately $3.3 million of the $6.3 million in R&D grants we obtained from the IIA is subject to repayment through royalties. We are required to pay the IIA royalties of 3% to 4% of total sales of products resulting from R&D funded by such grants, up to a maximum amount of 100% of total grants received, plus interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. We record the royalty liability once the repayment obligation is deemed probable. Our royalty liability to the IIA amounted to $1.3 million as of December 31, 2023. Of the $1.3 million subject to repayment through royalties, approximately $1.2 million represented a contingent liability (fair value measured based on discounted future royalties and an interest rate of 20%).

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

Seasonality

We do not believe that demand for our products and services is seasonal. As an early-stage company, most of our revenue to date has been project-based. Accordingly, our revenue and results of operations may fluctuate from period to period based on the number of customer projects or the achievement of key milestones under our customer contracts.

C.	Research and Development, Patents and Licenses

For a discussion of our research and development policies, see “Item 4. – Information on the Company – B. Business Overview – Research and Development.”

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

As our ordinary shares are not listed on a public market, the calculation of the fair value of our ordinary shares is subject to a greater degree of estimation in determining the basis for share- based grants. Accordingly, we are required to estimate the fair value of both the instrument entitling the recipient to purchase shares, as well as the shares themselves, at the time of each grant. We consider objective and subjective factors in determining the estimated fair value of our shares, with input from management and an independent valuation firm. We determined the value of our shares based on interpolating from the valuations in our most recent external equity financing rounds and, when applicable, an expected valuation for a public offering, subject to discounts for the probability and timing of an exit event and lack of marketability, among other factors.

In turn, we measure the value of options or warrants to purchase our shares based on the value of the shares and an option pricing or hybrid model. We used the Black-Scholes model to determine the fair value of options to buy our shares, based on assumptions as to dividend yield (0%), expected volatility (56.43%), risk-free interest rate (1.6%) and expected life of the instrument (3 years). We used a hybrid of the Black-Scholes and Merton (Structural Model) models for the purpose of determining the fair value of our warrants, based on assumptions as to risk- free interest rate (0.59%), expected exercise period (between 5 and 8 years) and expected volatility (approximately 40%).

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

Name	Age	Position
Yoav Leibovitch(8)	66	Executive Chairman of the Board of Directors
Nir Barkan	45	Acting Chief Executive Officer
Oren Harari	49	Interim Chief Financial Officer
Doron Rainish	68	Chief Technology Officer
Divaydeep Sikri	45	Vice President and Chief Engineer
Stephane Zohar	57	Executive Vice President — VLSI
Itzik Ben Bassat	55	Chief Operating Officer
Mary P. Cotton((1)2)((3)(4)( (7)	66	Director
Yair Shamir(6)	78	Director
David L. Willetts(7)	68	Director
Richard C. Davis(8)	58	Director
Moshe Eisenberg(1)(2)(3)(4)(5)	57	Director
Yoram Stettiner(1)(2)((3)(4)(5)	66	Director

Executive Officers
(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Independent Director (as defined under Israeli law)
(4)	Independent Director (as defined under NYSE American LLC Company Guide Manual Section 803(A)(2), or NYSE American Section 803(A)(2))
(5)	External director, if required under the Companies law
(6)	Class I directors hold office until the annual general meeting to be held in 2026 and until their successors shall have been elected and qualified
(7)	Class II directors hold office until the annual general meeting to be held in 2024 and until their successors shall have been elected and qualified
(8)	Class III directors hold office until the annual general meeting to be held in 2025 and until their successors shall have been elected and qualified

Yoav Leibovitch is a member of our board of directors, , and was appointed as our Executive Chairman of the board of directors in March 2022 and served as our interim Chief Executive Officer from April 2022 to June 2022, following the passing of our co-founder and Chief Executive Officer, Mr. Yoel Gat. Mr. Leibovitch also served as our Chief Financial Officer from 2012 until the closing of the Business Combination in October 2022. Prior to SatixFy, Mr. Leibovitch was the Chief Executive Officer of Raysat, Inc. from 2009 to 2012, a leading developer of Communication-On-The-Move antennas. Additionally, Mr. Leibovitch was the Vice President of Business Development at Gilat Satellite Networks Ltd. (“Gilat”), a company founded by our late co-founder and Chief Executive Officer, Mr. Yoel Gat, from 2005 to 2008, and the Chief Financial Officer of Gilat from 1991 to 2003. Mr. Leibovitch holds an M.B.A. from the Hebrew University of Jerusalem. Mr. Leibovitch is a Certified Public Accountant in Israel.

Nir Barkan has served as our Acting Chief Executive Officer since June 1, 2023. Mr. Barkan has previously served as our Chief Commercial Officer from 2014 until 2018. Prior to joining SatixFy, from 2018 to 2023, Mr. Barkan was a Co-Founder, Group Chief Technology Officer and the General Manager as well as a Director of Curvalux UK Limited (“Curvalux”), a company operating in the field of sustainable fixed wireless broadband technology. Prior to Curvalux, Mr. Barkan served as a Satcom Product Marketing Manager at Orbit Technologies Ltd. from 2013 to 2014 , as a Director of Marketing, Pre-Sale and Support at Novelsat from 2011 to 2013, as a Product Marketing Manager in SanDisk from 2010 to 2011 and also served as a Strategic Marketing Manager, a Customer Programs Manager and an application engineer at Texas Instruments from 2004 to 2009. Mr. Barkan also served as an R&D Engineer and a Captain in Reserve in the IDF. Mr. Barkan holds an MBA in Strategy and Entrepreneurship University and a B.SC in Electronics and Electricity from Tel-Aviv University.

Oren Harari has served as our Interim Chief Financial Officer since October 2022. Prior to that, Mr. Harari was our Vice President of Finance, a position he has held since joining SatixFy in 2018. Prior to joining SatixFy, Mr. Harari was the Chief Financial Officer of MICT Inc. (NASDAQ:MICT) from 2016 to 2018, a holding company operating in the field of telematics and commercial MRM. Prior to MICT, Mr. Harari served as a VP Finance at AGT international SpA, a global homeland security company, from 2012 until 2015. Prior to that, he served as a VP Finance at Raysat Antenna Systems LLC, a leading developer of Communication-On-The-Move antennas. Additionally, Mr. Harari was a Finance Director at Telrad Connegy, Inc. (a subsidiary of Telrad Networks Ltd. (TASE:TLRD)). Mr. Harari holds an M.B.A. from the College of Management Academic Studies and is a Certified Public Accountant in Israel.

Doron Rainish is our Chief Technology Officer, a position he has held since co-founding SatixFy in 2012, and served as a director for the same period until October 2022. Mr. Rainish has over 40 years of experience in algorithm research and management of large teams of researchers in the field of advanced wireless communications. Mr. Rainish is an expert in information theory and digital signal processing and has over 30 patents issued and many publications on the field of digital communications. Prior to SatixFy, from 2006 to 2011, Mr. Rainish served as the Communication Director for RaySat Broadcasting Corporation Israel Ltd. and served as a research group leader for Intel Mobile Communication from 1999 to 2006. Mr. Rainish holds a M.Sc. in Electrical Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology. He is not director anymore.

Divaydeep Sikri is a Vice President and the Chief Engineer of SatixFy, positions he has held since joining SatixFy in August 2016. In this role, Mr. Sikri leads SatixFy’s R&D for Antenna technology, including Digital Beamforming Chip Architecture, RFIC Chip development, and Antenna system designs and software. Prior to SatixFy, Mr. Sikry held various Staff Systems Engineer roles with Qualcomm (Nasdaq:QCOM) between 2004 and 2016, where he led various aspects of Qualcomm’s 2G/2.5G/3G/4G modem technology development. Mr. Sikry holds a M.S. in Electrical and Electronics Engineering from the New Jersey Institute of Technology and a Bachelors in Engineering from the Netaji Subhas Institute of Technology.

Stephane Zohar is our Executive Vice President of VLSI, a position he has held since February 2019. Mr. Zohar has over 25 years of research and development experience in executive and VLSI expert roles. Prior to joining SatixFy, from 2011 to 2019, Mr. Zohar served as a Director of VLSI at Multiphy, a complex signal processing and mixed signal VLSI solution company. Prior to this, from 2005 to 2011, Mr. Zohar served as a Director of VLSI at Ethernity Networks, a leading provider of networking and security software solutions on Field Programmable Gate Arrays (FPGAs) company, and from 1997 to 2005 he was the VLSI Manager at Metalink, a silicon solutions for wireless and wireline broadband communications company. Mr. Zohar holds a B.Sc. in Computer Engineering from the Technion, Israel Institute of Technology with specialization in digital communication, signal processing and VLSI.

Itzik Ben Bassat has been our Chief Operating Officer since December 2023, prior to which he was our  Executive Vice President of Product Development and Operation since February 12, 2023. Prior to joining Satixfy, Mr. Ben Bassat served as a Chief Operating Officer of Nexite from 2019 until 2023. Mr. Ben Bassat also served as VP Business Development and Strategic Partnership in Flex from 2017-2019. Prior to this, between 2008 until 2016, Mr. Ben Bassat served as Chief Executive Officer of Siklu, he also served as Chief Operating Officer of Metalnik between the years 2006 until 2008. From 2002 until 2004, Mr. Ben Bassat served as the VP of R&D and Chief Technology Officer of Scopus Video Networks Ltd. In the years 1996 until 2002, he worked in Gilat Satellite Networks Ltd. and served as a Marketing Senior Director and Satellite IP product line as well as a R&D Director. Mr. Ben Bassat served in the IDF – Intelligence Technical Research Department, as the head of the R&D Group, Project Leader and R&D engineer. Mr. Ben Bassat holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Directors

Mary P. Cotton has served as a member of our board of directors since 2014. Ms. Cotton previously served at ST Engineering iDirect as Chief Executive Officer from 2007 to 2017, as a director from 2007 to 2018, and as a Senior Advisor until 2022. Ms. Cotton previously served on the board of Seachange International from 2004 to 2019 and as the chair of Seachange’s audit and compensation and governance committees. Ms. Cotton holds a B.Sc. in accounting from Boston College.

Yair Shamir has served as a member of our board of directors since 2016. . Mr. Shamir co-founded Catalyst Investments L.P. in 1993 and served as a Managing Partner from 1993 to 2013 and has served in this role since 2015. Mr. Shamir was elected as a member of the Israeli Parliament (Knesset) and served as Minister of Agriculture of the State of Israel from 2013 to 2015. Mr. Shamir served as the Chairman of the Board of the N.T.A. Metropolitan Mass Transit System from 2017 to August 2018 and as the Chairman of the Israeli Road Safety Authorities from September 2018 until November 2020. Mr. Shamir served as the Chairman of Israel’s National Roads Company from 2011 to 2012 and Chairman of Israel Aerospace Industries Ltd. from 2005 until 2011. Mr. Shamir also served as the Chairman and Chief Executive Officer of VCON Telecommunications Ltd. from 1997 to 2010 and Chairman of El Al (Israeli Airlines), where he led El Al’s privatization from 2004 to 2005. Mr. Shamir holds a B.Sc. in Electronics Engineering from the Technion, Israel Institute of Technology.

Lord David L. Willetts has served as a member of our board of directors since 2020. The Rt. Hon. Lord Willetts served as a British Member of Parliament from 1992 to 2015 and since 2015 has been a member of the House of Lords. Lord Willetts served as Minister for Universities and Science in the British Government from 2010 to 2014 and oversaw space policy issues. He served as an Adviser to Dresdner Kleinwort Bank from 1997 to 2008. Lord Willetts has served on the boards of several public companies, including Surrey Satellites Technology Ltd., a subsidiary of Airbus PLC (since 2015), Biotech Growth Trust PLC (since 2015), Verditek Ltd., a solar cell company (since 2018), Tekcapital PLC (since 2020), and Darktrace PLC (since its initial public offering in 2021). Lord Willetts holds a first class honors degree in politics, philosophy and economics from Christ Church, Oxford, a constituent college of the University of Oxford, and is a visiting Professor at King’s College, London.

Richard C. Davis has been a member of our board of directors since October 2022, and was the Chief Executive Officer and a director of Endurance from April 2021 until the consummation of the Business Combination in October 2022. Mr. Davis is a highly experienced executive with over 25 years of experience in corporate finance, private equity and the space industry. Since July of 2022, he has served as Chief Executive Officer of Descartes Labs, Inc., a leading provider of geospatial intelligence products. Since March 2021, he has served as a Managing Director of ADP. He is also a founder and Managing Member of ArgoSat Advisors LLC, a premier global advisory firm focused on the space industry that was founded in 2009. Mr. Davis has been a director of EarthDaily Analytics Corporation since February 2021, a director of Descartes Labs since July 2022, and a Director of AscendArc, Inc. since July 2023. Mr. Davis was formerly an instructor pilot in the United States Air Force. He received his B.S. in Astrophysics (cum laude) from the University of Minnesota, and his MBA from the University of Virginia.

Moshe Eisenberg has been a member of our board of directors since October 2022. Mr. Eisenberg currently serves as the Chief Financial Officer of Camtek Ltd., a position he has held since 2011. Prior to Camtek, Mr. Eisenberg served as the Chief Financial Officer of Ex Libris Group, a global provider of library automation solution for the academic market, from 2010 to 2011, and as the Chief Financial Officer of Scopus Video Networks Ltd., a leading provider of digital compression, decoding & video processing equipment, from 2005 to 2009. Mr. Eisenberg holds an MBA from Tel Aviv University and a B.Sc. in Agricultural Economics from the Hebrew University of Jerusalem.

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

CEO Succession

On June 1, 2023, Nir Barkan became our acting Chief Executive Officer. He succeeded Ido Gur, who had served as our Chief Executive Officer since January 15, 2023. Mr. Gur succeeded David Ripstein, who had served as our Chief Executive Officer since June 26, 2022 after succeeding our late co-founder and Chief Executive Officer, Mr. Yoel Gat.

CFO Succession

Mr. Yoav Leibovitch was required to step down as Chief Financial Officer in connection with the consummation of the Business Combination pursuant to Israeli law, which stipulates that a chairman of the board of directors of a public company should not also serve as its chief financial officer.

Notwithstanding his resignation as Chief Financial Officer, Mr. Leibovitch remains actively involved in our strategy, governance and oversight as Chairman of the board of directors and will continue to contribute to our day-to-day operations as a consultant under his existing services agreement.

In the interim, Mr. Oren Harari has been appointed as SatixFy’s Interim Chief Financial Officer.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders or others pursuant to which any of our executive officers or directors are selected.

B.	Compensation

Aggregate Compensation of Directors and Executive Officers

The aggregate compensation (not including share-based compensation) paid by us and our subsidiaries to our executive officers and directors as a group for the year ended December 31, 2023 was approximately $5.6 million (including amounts set aside or accrued to provide pension, severance, retirement or similar benefits), and does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. This amount includes bonuses earned with respect to 2023. It does not include the grant-date value of share-based compensation awarded in 2023.

As of December 31, 2023, options to purchase 3,316,936 of our ordinary shares granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $2.24 per ordinary share, and 1,508,874 RSUs were outstanding.

The table and summary below outline the compensation paid and/or accrued to our five highest compensated directors and executive officers during the year ended December 31, 2023. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2023. The compensation paid to Mr. Nir Barkan was in GBP and converted into U.S. dollars for the purposes of the table below at the exchange rate of GBP 1.2747 = U.S. $1.00, based on the rate of exchange between the GBP and the U.S. dollar as reported by the Bank of England on December 29, 2023. The compensation for the remaining individuals in the table below was paid in New Israel Shekels and converted into U.S. dollars for purposes of the table below at the exchange rate of NIS 3.627 = U.S.$1.00, based on the rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel on December 29, 2023.

Name and Position of Director or Officer	Base Salary or Other Payment (1)	Value of Social Benefits (2)	Bonuses	Value of Equity- Based Compensation Granted (3)	All Other Compensation (4)	Total
Yoav Leibovitch	1,200,000	0	1,000,000	38,309	0	2,238,309
Nir Barkan	207,356	60,073	195,768	128,875	0	592,072
Oren Harari	229,942	64,384	191,538	73,590	0	559,454
Itzik Ben Bassat	220,223	61,663	110,284	279,516	0	671,686
Simona Gat (5)	605,000	0	38,309	38,309	0	643,309

(1)
“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company’s executive officers and members of the board of directors for the year 2023.

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

(3)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2023, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 18 to our consolidated financial statements included elsewhere in this Annual Report.

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

Employment and Incentive Arrangements with our Directors and CEO

Employment Agreement — Mr. Nir Barkan

SatixFy Israel Ltd. entered into an agreement on May 23, 2023 with Mr. Nir Barkan, effective June 1, 2023, pursuant to which Mr. Nir Barkan agreed to serve as Acting Chief Executive Officer. The compensation to be paid to Mr. Nir Barkan pursuant to this agreement consists of GBP 244,134 (approximately $26 thousand per month) annual salary. In addition, as part of his prior role with the Company, he received an annual bonus opportunity of up to $160,000, 500,000 RSUs, which shall vest quarterly in equal installments over 15 quarters, provided that 25% of the RSUs vests on January 1, 2024 and if a change of control (meaning a simultaneous ownership change of more than 50% of the outstanding SatixFy shares) occurs within 24 months of the effective date of the agreement and thereafter Mr. Barkan’s employment with the Company is terminated by the Company without cause, 100% of the unvested RSUs shall automatically vest, and (v) other customary executive perquisites and benefits.

Separation Agreement — Mr. Ido Gur

On June 6, 2023, SatixFy Israel Ltd. entered into a separation agreement with Mr. Ido Gur, pursuant to which Mr. Gur resigned from his position as CEO as of the date of the agreement. Pursuant to the separation agreement, Mr. Gur remained an employee of the Company until November 20, 2023 solely for the purpose of transition of his position to the new CEO. We agreed to pay Mr. Gur his monthly salary of NIS 130,000 (approximately $36 thousand per month) and other benefits (including vacation, pension insurance fund, cellular phone, and leased car) up to the date of termination.

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

Separation Agreement — Ms. Simona Gat

On April 30, 2023, SatixFy Communications Ltd. and Ilan Gat Ltd. entered into a Separation Agreement pursuant to which Ms. Gat resigned from all positions at the Company and its subsidiaries, including serving as the President of the Company. Effective May 1, 2023, she instead began serving as an observer on the board of directors of the Company. We agreed to pay Ms. Gat compensation consisting of (i) five monthly payments in the gross sum of $55,000 plus VAT from May through September 2023; (ii) one monthly payment of $110,000 plus VAT in October 2023, totaling in the aggregate, $385,000 plus VAT; and (iii) other customary terms and conditions.

Employment Agreement — Mr. Itzik Ben Bassat

SatixFy Israel Ltd. SatixFy Israel Ltd. entered into an agreement on February 7, 2023 with Mr. Itzik Ben Bassat, effective February 12, 2023, pursuant to which Mr. Ben Bassat agreed to serve as EVP Product Development and Operation. The compensation to be paid to Mr. Ben Bassat pursuant to this agreement consists of, (i) a monthly gross salary of NIS 75,000 (which is equivalent to approximately $21,000 as of March 1, 2023), (ii) an annual bonus opportunity of up to NIS 450,000 (which is equivalent to approximately $125,000 as of March 1, 2023), (iii) 400,000 RSUs convertible into 400,000 ordinary shares, which shall vest yearly in equal installments over four years, provided that 25% of the RSUs shall vest on the first anniversary of the agreement and if a change of control (meaning a simultaneous ownership change of more than 50% of the outstanding SatixFy shares) occurs within 24 months of the effective date of the agreement and thereafter Mr. Ben Bassat’s employment with the Company is terminated by the Company without cause, 100% of the unvested RSUs shall automatically vest, and (iv) other customary executive perquisites and benefits. On November 29, 2023, the board approved a new title of Chief Operating Officer.

Employment Agreement — Mr. Oren Harari

SatixFy Israel Ltd. entered into an agreement on April 1, 2018 with Mr. Oren Harari, which was subsequently amended on October 28, 2022, pursuant to which Mr. Oren Harari agreed to serve as Interim Chief Financial Officer. The compensation to be paid to Mr. Oren Harari pursuant to this agreement consists of, (i) a monthly gross salary of NIS 60,000 (which is equivalent to approximately $16,000 as of March 1, 2023), (ii) an annual bonus opportunity in 2023 of up to four times the then applicable month salary, and (iii) other customary executive perquisites and benefits. Effective April 1, 2023, Mr. Harari’s salary was raised to NIS 70,000 (approximately $20,000).

Services Agreement — Mr. Yoav Leibovitch

SatixFy Israel Ltd. and RaySat Ltd. (“RaySat”), an entity organized under the laws of the State of Israel and controlled by Mr. Yoav Leibovitch, our Chairman of the board of directors and one of our significant shareholders, are parties to a Services Agreement effective as of January 1, 2013 (as amended as of June 27, 2017, September 6, 2020,January 4, 2021 and February 24, 2022). Pursuant to this agreement, Mr. Yoav Leibovitch provides financial management, business development, presidential and management services to SatixFy Israel Ltd. and its affiliates. On September 15, 2022, SatixFy’s board approved an amendment, which was approved by SatixFy’s shareholders on September 28, 2022, to Mr. Leibovitch’s compensation under this agreement to (i) grant Mr. Leibovitch a $2 million success bonus payable upon the Closing of the Business Combination, (ii) increase Mr. Leibovitch’s monthly fee for services provided to $100,000 per month, effective as of October 1, 2022, increase Mr. Leibovitch’s yearly bonus such that the yearly bonus shall be 2% of the incremental year-over-year growth of the shareholders’ equity in the consolidated financial statements of the Company and increase Mr. Leibovitch’s annual bonus such that the annual bonus shall be 2% of the incremental year- over-year growth of revenues in the consolidated financial statements of the Company.

Employment Agreement — Mr. Doron Rainish.

Effective as of the incorporation of our subsidiary, SatixFy Israel Ltd., in 2012, SatixFy Israel Ltd. entered into an employment agreement with Doron Rainish to serve as Chief Technology Officer, which was amended on December 1, 2016. The employment agreement provided for compensation equal to an annual gross amount of $160,000, plus $60,000” paid in four quarterly installments of $15,000 in the NIS equivalent. The employment agreement further provided for severance equal to two months’ base salary and an additional 8.33% employer contribution to any pension insurance. The employment agreement further provided for (i) pension insurance up to 14.33% employer contribution, depending on the type of insurance, (ii) advanced study fund with 7.5% employer contribution up to the limit recognized by the Income Tax Authority and (iii) employer car and mileage payments.

Services Agreement and Option Grant — Lord David Willetts.

On September 7, 2020, we entered into a Board Member Services Agreement with Lord David Willets, who serves as a director of the Company. With respect to his services as a director of the Company, Lord Willetts shall be entitled to receive annual remuneration and remuneration for participating in meetings at a fixed amount according to the applicable U.K. remuneration regulations. Pursuant to this agreement, Lord Willets is entitled to receive 50,000 non-tradable options exercisable into 50,000 SatixFy Ordinary Shares in accordance with the terms of the 2020 Share Award Plan (which was updated to 52,798 following the initial listing of our securities as a result of the Business Combination).

Director Compensation

We pay each of our external directors and to each other (non-external director) member of the compensation committee of the board (i) a fee of NIS 10,000 per month, (ii) a per meeting fee for participation in board and committee meetings of NIS 4,000 plus VAT, to the extent applicable, and (iii) reimbursement of expenses incurred in connection with service on the board and its committees, all in accordance with the Israeli Companies Law and applicable regulations. The other members of the board are entitled to reimbursement of expenses to the same extent to which the external directors are entitled to such reimbursement. No other compensation is currently paid to these other members of the board.

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

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. An office holder is defined in the Israeli Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director, and any other manager directly subordinate to the general manager. Each person listed in the table under “Management — Management and Board of Directors” is an office holder under the Israeli Companies Law.

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

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes, among other things, the duty to:

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

Under the Israeli Companies Law, a company may approve an act, specified above, which would otherwise constitute a breach of the office holder’s fiduciary duty, provided that the office holder acted in good faith, neither the act nor its approval harms the company, and the personal interest of the office holder is disclosed (including any significant fact or document) a sufficient time before the approval of such act. Any such approval is subject to the terms of the Israeli Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Israeli Companies Law requires that an office holder promptly disclose to the Company any personal interest and all related material information known to such office holder concerning any existing or proposed transaction with the company. The Israeli Companies Law does not specify to whom within us or the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate in which such person or a relative of such person is an interested party (as described above), but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the officer holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

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

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or at a committee meeting may generally  not be present at such a meeting or vote on that matter unless a majority of the directors or members of the committee, as applicable, have a personal interest in the matter. If a majority of the members of the committee or the board of directors have a personal interest in the matter, then all of the directors may participate in deliberations of the committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest, and certain arrangements regarding the terms of service or employment of a controlling shareholder and his relatives. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. In the context of a transaction involving a related party, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

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

External Directors

Under the Israeli Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the NYSE are required to appoint at least two external directors who meet the qualification requirements set forth in the Israeli Companies Law.

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

In January 2023, the general meeting of shareholders approved the re-appointment of Moshe Eisenberg and Yoram Stettiner, as external directors for a three year period from January 12, 2023.

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

Our Class I director, Yair Shamir, will hold office until our 2026 Annual General Meeting of Shareholders. Our Class II directors, Mary Cotton and David Willetts, will hold office until our 2024 Annual General Meeting of Shareholders. Our Class III directors, Yoav Leibovitch and Richard Davis, will hold office until our 2025 Annual General Meeting of Shareholders. The directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power present and voting at the meeting. Each director will hold office and, unless otherwise provided, serve on the committees to which he or she have been appointed by the Board, until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns or is removed from office.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NYSE, may be extended indefinitely in increments of additional three- year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements (as described above regarding the re- election of external directors). Prior to the approval of the re-election of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office only by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court order, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment or violating their duty of loyalty to the company. An external director may also be removed by order of an Israeli court if, following a request made by a director or shareholder of the company, the court finds that such external director has ceased to meet the statutory qualifications for his or her appointment as stipulated in the Israeli Companies Law or has violated his or her duty of loyalty to the company.

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

Chairman of the Board

The A&R Articles of Association provide that the chairman of the board is appointed by the members of the board of directors and serves as chairman of the board throughout his term as a director, unless resolved otherwise by the board of directors. Under the Israeli Companies Law, the chief executive officer (or any relative of the chief executive officer) may not serve as the chairman of the board of directors, and the chairman (or any relative of the chairman) may not be vested with authorities of the chief executive officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, for a period of not exceeding three (3) years,  provided that either:

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

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which include among others:

•
recommending to our board for its approval a compensation policy in accordance with the requirements of the Israeli Companies Law as well as other compensation policies, incentive- based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Israeli Companies Law;

•
reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Israeli Companies Law

•	administer our clawback policy; and

•
administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

Compensation Policy under the Israeli Companies Law

In general, under the Israeli Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, a compensation policy must be approved at least once every three years, first, by the issuer’s board of directors, upon recommendation of its compensation committee, and second, by a general shareholders meeting, provided that either:

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

Compensation of Directors and Executive Officers

Directors

Under the Israeli Companies Law, the compensation of a public company’s directors requires the approval of (i) its compensation committee, (ii) its board of directors and, unless exempted under regulations promulgated under the Israeli Companies Law, (iii) the approval of its shareholders at a general meeting. In addition, if the compensation of a public company’s directors is inconsistent with the company’s compensation policy, then those inconsistent provisions must be separately considered by the compensation committee and board of directors, and approved by the shareholders by a special majority by one of the following:

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

Executive Officers other than the Chief Executive Officer

The Israeli Companies Law requires the compensation of a public company’s office holders (other than the chief executive officer) be approved in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority as described above).

However, there are exceptions to the foregoing approval requirements with respect to non-director office holders. If the shareholders of the company do not approve the compensation of a non-director office holder, the compensation committee and board of directors may in special circumstances override the shareholders’ disapproval for such non-director office holder provided that the compensation committee and the board of directors each detailed reasons for their decision to override the disapproval of the shareholders and approve the compensation, , including regarding the shareholders of the Company objection.

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

Chief Executive Officer

Under the Israeli Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee, (ii) the company’s board of directors and (iii) the company’s shareholders (by a special majority as described above). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may in special circumstances override the shareholders’ decision provided that they each detailed reasons for their decision, after rediscussing the terms of the compensation and the shareholders decline the approval thereof, and if the compensation is in accordance with the company’s compensation policy.

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

As of December 31, 2023, we had 135 full-time employees, based primarily in Israel, the United Kingdom and Bulgaria, of whom more than 120 are engineers focused on the development of Very Large Scale Integration (VLSI), hardware, software, algorithms, satellite payloads and communications systems. None of our employees are represented by a labor union, and we consider our relations with our employees to be good. To date, we have not experienced any work stoppages.

E.	Share Ownership

Information regarding the ownership of our ordinary shares by our executive officers and directors is set forth in “Item 7. – Major Shareholders and Related Party Transactions – A. Major Shareholders.”

2020 Share Award Plan.

On May 12, 2020, we adopted our 2020 Share Award Plan and the EMI options (for UK employees).  Addendum to the 2020 Share Award Plan, and on September 30, 2020, we adopted the U.S. Addendum to the 2020 Share Award Plan (as amended from time to time, together the “Plans”). The purpose of the Plans is to advance our and our shareholders’ interests by attracting and retaining the best available personnel for positions of substantial responsibility and provide additional incentive to our officers, directors, employees and other key persons, upon whose judgment, initiative and efforts we depend for the successful conduct of our business, to acquire a proprietary interest in the Company and/or its Affiliates. Under the Plans, select eligible participants have been granted share options and RSUs. The Plans are administered by our board of directors or, at the discretion of our board, a committee of directors.

The Plans provide for the grant of options and/or shares, including restricted shares, and/or RSUs and/or stock appreciation rights and/or performance units, performance shares and other stock or cash awards to employees, officers, directors, advisors and consultants of SatixFy and its subsidiaries. The Plans are administered by our board of directors, or a committee of the board of directors, appointed by the board.

The Plans provide for granting awards under various tax regimes, including in compliance with Section 102 (“Section 102”) of the Israeli Income Tax Ordinance (New Version), 5721-1961, or the “Ordinance,” and Section 3(i) of the Ordinance, and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the U.S. Internal Revenue Code (the “Code”).

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares by:

•	each person who is the beneficial owner of more than 5% of the outstanding shares of any series of our voting ordinary shares;

•	each of our then-current executive officers and directors; and

•	all executive officers and directors of the Company, as a group.

The beneficial ownership of ordinary shares of the Company is based on 83,586,790 ordinary shares issued and outstanding as of March 28, 2024.

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

	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
5% Holders (other than executive officers and directors):
Endurance Antarctica Partners, LLC(1)	9,438,942	10.8%
FP Credit Partners II, L.P.	5,936,409	7.1%
Simona Gat(2)(3)	17,590,279	20.7%
Executive Officers and Directors(4)

Oren Harari	139,275	*
Nir Barkan	367,442	*
Itzik Ben Bassat	125,000	*
Mary P. Cotton	—	—
Richard C. Davis(1)	—	—
Moshe Eisenberg.	—	—
Doron Rainish(5)	1,224,098	1.5%
Yair Shamir (6)	—	—
Yoram Stettiner	—	—
David L. Willetts(7)	39,600	*

Yoav Leibovitch(9)	23,307,330	27.4%
Divaydeep Sikry(10)	108,016	*
Stephane Zohar(11)	143,069	*
All Executive Officers and Directors as a Group	43,044,109	49.3%

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

(2)	Ms. Gat resigned from her positions as President of SatixFy, the CEO and a director of Satixfy UK Limited, and a director of Satixfy Bulgaria, effective April 30, 2023.

(3)
Consists of 16,186,297 SatixFy Ordinary Shares held directly. Ms. Simona Gat is one of SatixFy’s founders. Ms. Simona Gat’s holdings include 9,000,000 Price Adjustment Shares, and 1,403,981 SatixFy Ordinary Shares underlying options to acquire SatixFy Ordinary Shares exercisable within 60 days of March 28, 2024

(4)	The business address for each of the directors and officers of SatixFy is 2 Hamada St., Rehovot 670315, Israel.

(5)
Consists of 1,153,679 SatixFy Ordinary Shares held directly and 179,513 SatixFy Ordinary Shares underlying options to acquire SatixFy Ordinary Shares exercisable within 60 days of March 28, 2024. And 10,586 vested RSUs.

(6)
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

(7)	Consists of 39,600 SatixFy Ordinary Shares underlying options to acquire SatixFy Ordinary Shares exercisable within 60 days of March 28, 2024.

(8)
Consists of 21,903,349 SatixFy Ordinary Shares held directly. Mr. Yoav Leibovitch is one of SatixFy’s founders. Mr. Yoav Leibovitch’s holdings include 18,000,000 Price Adjustment Shares and 1,403,981 SatixFy Ordinary Shares underlying options to acquire SatixFy Ordinary Shares exercisable within 60 days of March 28, 2024

(9)	Consists of 53,328 SatixFy Ordinary Shares underlying options to acquire SatixFy Ordinary Shares exercisable within 60 days of March 28, 2024. And 54,688 vested RSUs

(10)	Consists of 64,944 SatixFy Ordinary Shares underlying options to acquire SatixFy Ordinary Shares exercisable within 60 days of March 28, 2024.and 54,688 vested RSUs

As of March 25, 2024, we had 37 record holders, of which 10 record holders were located in Israel and held approximately 83.6 million ordinary shares.

B.	Related Party Transactions

The following is a description of related party transactions for the period from January 1, 2023 to the date of this Annual Report with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than employment, compensation and indemnification arrangements which are described under “Management,” which are incorporated by reference herein.

Business Combination Agreement

For a description of the Business Combination Agreement, please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Business Combination Agreement and 2022 Debt Financing.

Immediately following the Effective Time, SatixFy issued a total of 27,500,000 Price Adjustment Shares with SatixFy’s founders receiving 27,000,000 Price Adjustment Shares and the Sponsor receiving 500,000 Price Adjustment Shares. The Price Adjustment Shares, giving effect to the December Letter Agreement, vest upon three price adjustment achievement dates: (i) one- third of the Price Adjustment Shares will vest if at any time 45 days after the date of effectiveness of the Registration Statement and within the 10-year period following the closing, the volume weighted average price (“VWAP”) of SatixFy Ordinary Shares is greater than or equal to $12.50 for any seven trading days within a period of 30 consecutive trading days, (ii) one-third of the Price Adjustment Shares will vest if at any time 45 days after the date of effectiveness of the Registration Statement and within the 10-year period following the closing, the VWAP of SatixFy Ordinary Shares is greater than or equal to $14.00 for any seven trading days within a period of 30 consecutive trading days and (iii) one-third of the Price Adjustment Shares will vest if at any time 45 days after the date of effectiveness of the Registration Statement and within the 10-year period following the closing, the VWAP of SatixFy Ordinary Shares is greater than or equal to $15.50 for any seven trading days within a period of 30 consecutive trading days.

The share price targets shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalization, reclassifications, combinations, exchanges of shares and other similar changes or transactions to the SatixFy Ordinary Shares occurring on or after the Closing. In the event of a SatixFy change in control transaction within 10 years following the closing of the Business Combination, all of the unvested Price Adjustment Shares not earlier vested will vest immediately prior to the closing of such change in control. If the Price Adjustment Shares do not vest according to the achievement dates in the Business Combination Agreement, or if a change of control has not occurred after the Closing and prior to the date that is 10 years following the Closing Date, then any unvested Price Adjustment Shares shall automatically be forfeited back to SatixFy for no consideration.

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

Special Success Bonus to the Chairman of our Board of Directors

On October 19, 2023, upon recommendation of our board and compensation committee, our shareholders approved a one-time special success bonus of up to $1 million in the aggregate to our Executive Chairman of the Board, Mr. Yoav Leibovitch, who is also a controlling shareholder of the Company, in connection with the MDA Agreement. The MDA Bonus is to be paid in nine installments, with the first installment paid within 30 days following the closing of the MDA Agreement in amount equal to approximately 55% of the MDA Bonus amount, the next seven in monthly installments paid through April 2024 (six of which each amounting to 4.8% of the special success bonus amount and one amounting to approximately 13% of the special success bonus amount), and the last expected in January 2025, amounting to approximately 3.3% of the special success bonus amount. Each of the special success bonus amounts relate to proceeds we have received and expect to receive with respect to the MDA Agreement during the relevant month. The MDA Bonus shall not be paid if for any reason whatsoever, whether due to default by the Company or otherwise, we do not actually receive the relevant proceeds with respect to the MDA Agreement. In connection with the special success bonus, Mr. Leibovitch agreed that, for so long as there is no reduction in Mr. Leibovitch’s compensation package, he will not be entitled to request special bonuses in respect of certain other potential commercial transactions of the Company.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Approval of Related Party Transactions under Israeli Law

For a discussion of the approval of related party transactions under Israeli law, see “Item 7. Major Shareholders and Related Party Transactions —B. Related Party Transactions.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Legal Proceedings

From time to time, we may be subject to other legal proceedings and claims in the ordinary course of business. We are not currently a party to any litigation, except as described above. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

We are presently involved in a proceeding brought by certain plaintiffs, who purport to be stockholders of SatixFy, that have filed two suits, in an Israeli court in Tel Aviv, against SatixFy, Satixfy Limited, Yoel Gat, Doron Rainish, Yair Shamir and Yoav Leibovitch, arguing that plaintiffs are entitled to an aggregate of two million of our Ordinary Shares, and seeking, among other things, an order enjoining the defendants from executing any transaction, including the Business Combination, or taking any other action that could harm plaintiffs’ rights as shareholders to the extent it does not affect all shareholders equally. The plaintiffs base their claims on their prior ownership stakes in Satixfy Limited, a company incorporated in Hong Kong, whose business was assigned to SatixFy in exchange for the issuance of identical holdings in SatixFy, except for certain shares placed in trust for the benefit of certain service providers (including the plaintiffs) subject to a future arrangement regarding their actual ownership. Plaintiffs maintain that they were entitled to direct holdings in SatixFy. SatixFy intends to vigorously contest the plaintiffs’ claims. SatixFy has issued and placed in trust sufficient shares to provide for the plaintiffs’ alleged stakes in SatixFy if the plaintiffs prevail on the merits. In May 2022, the court rejected plaintiff’s request for specific injunctive relief while ordering the appointment of a former judge, Mr. Yossi Shapira, as the new trustee to exercise fiduciary authority over such shares. The plaintiffs’ claim on the merits remains pending, and statements of defense have been filed by the respondents on July 2022. After the preliminary stage of the proceeding, the plaintiffs are expected to file their evidence during April 2024, followed by the respondents’ evidence. SatixFy believes that these proceedings will not have a material impact on SatixFy.

On October 27, 2022, Sensegain defaulted on its commitment to purchase units it had subscribed for in connection with the PIPE financing pursuant to its Subscription Agreement with SatixFy and Endurance. As a result of the default, out of the $29,100,000 previously committed by subscribers pursuant to the Subscription Agreements, SatixFy received $20 million in proceeds from the PIPE financing. On December 12, 2022, we filed a complaint against Sensegain in the New York Supreme Court, County of New York, seeking specific performance by Sensegain under the Subscription Agreement or, in the alternative, damages in the amount Sensegain owes pursuant to the Subscription Agreement (plus applicable interest and fees). We intend to withdraw this matter due to enforceability limitations.

In June 2023, Alta Partners, LLC (“Alta”) filed a complaint against us in the U.S. District Court for the Southern District of New York claiming unspecified damages for an alleged breach by us of the warrant agreement in relation to certain of its public warrants allegedly held by Alta In December 2023, we and Alta, reached a settlement agreement according to which, we shall pay to Alta the sum of $2.3 million as follows:  (i) $1 million no later than five  business days after the effective date; and  (ii). $1.3 million in thirteen (13) monthly installments of one hundred thousand ($100,000) each with the first instalment no later than March 1, 2024. Upon reception of the first instalment Alta had agreed to dismiss all actions in against. Following receipt of the first installment on January 24, 2024, Alta dismissed the matter.

Dividend Policy

We have never declared or paid cash dividends to our shareholders. Currently, we do not intend to pay cash dividends, and we are prohibited from doing so under our 2022 Credit Agreement. We currently intend to reinvest any future earnings, if any, in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, if any, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant.

B.	Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2023.

ITEM 9.  THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares are traded on the NYSE under the symbol “SATX.”

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—A. Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.3 to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

C.	Material Contracts

We have not entered into any material contract within the two years prior to the date of this Annual Report, other than contracts entered into in the ordinary course of business, as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 6.C Board Practices – Indemnification,” “Item 6.E Share Ownership,” “Item 7.A. Major Shareholders,” or “Item 7.B. Related Party Transactions,” above, or as otherwise described below:

D.	Exchange Controls

Israeli law and regulations do not impose any material foreign exchange restrictions on Israeli holders of our Ordinary Shares. Dividends, if any, paid to holders of our Ordinary Shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our Ordinary Shares to an Israeli resident may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into U.S. dollars at the rate of exchange prevailing at the time of conversion.

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

A non-Israeli resident who derives capital gains from the sale of shares and warrants in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, may be exempt from Israeli tax if, among other conditions, the capital gain derived from the sale of shares was not attributed to a permanent establishment that the non- resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

An Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate (currently of 23% in 2023). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2022 plus 3% Surtax, if applicable). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares.

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

•
Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non- passive asset. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income. For this purpose, SatixFy will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which SatixFy owns, directly or indirectly, 25% or more (by value) of the stock.

•
Whether SatixFy or any of its subsidiaries is treated as a PFIC is determined on an annual basis. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, including goodwill, which is based on the trading prices of our Satixfy Ordinary Shares during 2023, we believe that we were not a PFIC for the taxable year of 2022. However, whether we or any of our subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our and our subsidiaries’ income and assets. Changes in the composition of our and our subsidiaries’ income or assets may cause us to be or become a PFIC for the current or subsequent taxable years. In addition, because the value of our goodwill may be determined based on our market capitalization, the decline in our market capitalization (or a further such decline) could cause us to be treated as a PFIC for 2022, the current taxable year or a future taxable year. Our PFIC status for our 2023 taxable year can be determined only after the end of the year. Even if the value of our goodwill is respected for 2022, we may be a PFIC for the current taxable year or future taxable years if our market capitalization does not increase significantly and we continue to hold substantial amounts of cash and financial investments. Therefore, there is a risk that we may be a PFIC due to our declined market capitalization. The application of the PFIC rules is subject to uncertainty in several respects, and SatixFy can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

A U.S. Holder that is eligible to make a mark-to-market election with respect to its SatixFy Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark- to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act, to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to comply with the informational requirements of the Exchange Act, and, accordingly, file reports on Form 6-K, annual reports on Form 20-F and other information with the SEC.

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

Foreign Currency Exchange Risk

As discussed above under “Item 5. Operating and Financial Review and Prospects — Basis of Presentation,” we have been and continue to be exposed to foreign currency translation effects, which may be material. In 2023, a hypothetical 10% increase or decrease in the average value of each of the NIS, GBP and EUR against the U.S. dollar in 2023 would have reduced or increased our operating loss by approximately $0.4 million.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed on Form 20-F and filed with the SEC is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the company to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report are effective at such reasonable assurance level.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023, at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c)	Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm since  we are an emerging growth company and non-accelerated filer and, accordingly, are exempt from the requirement to provide such a report for as long as we remain an emerging growth company or non-accelerated filer.

(d)	Changes in Internal Control Over Financial Reporting

There were no material changes in our internal control over financial reporting that occurred during the year ended December 31, 2023, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Moshe Eisenberg and Ms. Mary P. Cotton are audit committee financial experts. The board of directors has determined that each member of the Audit Committee is “independent” as defined under the NYSE rules and Exchange Act rules and regulations.

ITEM 16B.  CODE OF ETHICS

We have a code of conduct and business ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This code of conduct and business ethics is posted on our website, https://s201.q4cdn.com/902419104/files/doc_downloads/gov_docs/11/SATX-Code-of-Conduct-and-Business-Ethics.pdf .. We intend to post on our website any amendments or waivers to the code of conduct and business ethics that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES-

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the aggregate fees paid by us to our independent registered public accounting firm for professional services.

	Year Ended December 31,
Services Rendered	2023	2022
	(U.S. dollars in thousands)
Audit fees (1)	230	343
Audit-related fees (2)	69	146
Tax fees (3)	20	12
All Other Fees	-	-
Total	319	501

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees relate to work regarding preparation of our Registration Statement on Form F-1 and ongoing consultation.

(3)	Tax fees relate to tax compliance, planning and advice.

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

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNT

None.

ITEM 16G.  CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the NYSE, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of the NYSE.  We are permitted to comply with Israeli corporate governance practices instead of the NYSE corporate governance rules (although we intend to comply with many of these rules), provided that we disclose which NYSE requirements we are not following and the equivalent Israeli requirements.  Pursuant to this “home country practice exemption” we:

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

•	follow the quorum requirements for shareholder meetings under the Israeli Companies Law instead of the NYSE corporate governance requirements, which would require 33-1⁄3% of the

•	total outstanding voting power of our shares present at meetings, as further described in “Description of SatixFy Ordinary Shares — Voting Rights — Quorum Requirements;” and

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

ITEM 16I.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.  INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.  CYBERSECURITY

 Our board recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. The board of directors is actively involved in oversight of our risk management program, and cybersecurity represents an important component of our overall approach to risk management. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk management and strategy

We prioritize the management of cybersecurity risk and the protection of information across our enterprise by embedding data protection and cybersecurity risk management in our operations. Our processes for assessing, identifying, and managing material risks from cybersecurity threats have been integrated into our overall risk management processes.

As described in more detail under the heading “Governance,” the board of directors’ oversight of cybersecurity risk management is supported by the Risk Management Team (“RMT”) which regularly interacts with it and with Mr. Assi Levi, our Director of Information Technology (“IT”), other members of management and relevant management committees.

These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. Our RMT is alerted as appropriate to cybersecurity incidents, as well as other crises, such as natural disasters and outages. This team also periodically oversees tabletop drills on various cybersecurity incidents. The RMT is also responsible for reviewing the materiality of cyber incidents for disclosure purposes and providing periodic presentations to senior management and the board of directors on cybersecurity risk and mitigation.

Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Computer viruses, hackers, and employee or vendor misconduct, and other external hazards could expose our data systems and those of our vendors to security breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our ability to conduct our business.

We regularly engage third parties to perform assessments on our cybersecurity measures, including cyber drill exercises and threat assessments to evaluate our information security control environment and operating effectiveness. The results of such assessments, and reviews are reported to the RMT. We adjust our cybersecurity processes and practices as necessary based on the information provided by these assessments and reviews. We are in the process of engaging a third party to risks from cybersecurity threats associated with our use of any third-party service provider.

At the level of the general employee population, we intend to hold trainings on privacy and information security, records and information management, and information security regulatory compliance, conduct phishing tests and generally seek to promote awareness of cybersecurity risk through broad communication and educational initiatives, depending on the employee’s level, role and exposure to sensitive systems and the associated cybersecurity risk profile.

To date, we are not aware that we have experienced a material cybersecurity incident and we have conducted a cyber drill to assess and evaluate our readiness, as part of our risk management process.

The sophistication of cybersecurity threats continues to increase, and the controls and preventative actions we take to reduce the risk of cybersecurity incidents and protect our systems including internal and external penetration testing and cybersecurity risk assessments.

Governance

As part of our overall risk management approach, we prioritize the management of cybersecurity risk at several levels, including risk assessment and strategy by our RMT, coupled with oversight from the board of directors, executive commitment and employee training. The board of directors, in coordination with the RMT, oversees our risk management process, including the management of risks arising from cybersecurity threats. Our RMT is responsible for providing regular reports to the board of directors addressing a wide range of topics including recent developments, evolving standards, vulnerability assessments, third party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties.

Our Director of IT oversees compliance of out information security standards and mitigation of risks. He works in coordination with the RMT, which includes our CFO, COO, and CFO, and collaboratively across the Company to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company’s incident response and recovery plans. Mr. Levi has been our Director of IT since January 2013.

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to affect our Company, including our business strategy, results of operations or financial condition.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

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

2.4*	Description of Securities.

4.1
† Business Combination Agreement, dated as of March 8, 2022, by and among SatixFy, Endurance Acquisition Corp. and SatixFy MS (incorporated by reference to Exhibit 2.1 to SatixFy Communications Ltd.’s Form F-4 filed with the SEC on September 21, 2022, as amended).

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

4.4
†  Common Equity Purchase Agreement, dated as of March 8, 2022, by and among SatixFy and CF Principal Investments LLC (incorporated by reference to Exhibit 10.6 to SatixFy Communications Ltd.’s Form F-4 filed with the SEC on September 21, 2022, as amended).

4.6
†  Credit Agreement, dated as of February 1, 2022, by and among SatixFy, Wilmington Savings Fund Society, FSB, as administrative agent and the lenders thereunder (incorporated by reference to Exhibit 10.10 to SatixFy Communications Ltd.’s Form F-4 filed with the SEC on September 21, 2022, as amended).

4.7
First Amendment to Credit Agreement, dated as of September 13, 2022, by and among SatixFy, Wilmington Savings Fund Society, FSB, as administrative agent and the lenders thereunder (incorporated by reference to Exhibit 4.13 to SatixFy Communication Ltd.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2023).

4.8
Waiver and Second Amendment to the Credit Agreement, dated as of April 23, 2023, by and among SatixFy, Wilmington Savings Fund Society, FSB, as administrative agent and the lenders thereunder (incorporated by reference to Exhibit 99.1 to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on April 27, 2023).

4.9
Waiver and Third Amendment to the Credit Agreement, dated as of June 2, 2023, by and among SatixFy, Wilmington Savings Fund Society, FSB, as administrative agent and the lenders thereunder (incorporated by reference to Exhibit 99.4 to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on September 5, 2023).

4.10
Waiver and Fourth Amendment to the Credit Agreement, dated as of October 31, 2023, by and among SatixFy, Wilmington Savings Fund Society, FSB, as administrative agent and the lenders thereunder (incorporated by reference to Exhibit 4.7 to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on November 1, 2023).

4.11
Waiver and Fifth Amendment to the Credit Agreement, dated as of October 31, 2023, by and among SatixFy, Wilmington Savings Fund Society, FSB, as administrative agent and the lenders thereunder (incorporated by reference to Exhibit 99.1 to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on November 1, 2023).

4.12
†  Security Agreement, dated as of February 1, 2022, by and among SatixFy, the grantors party thereto and Wilmington Savings Fund Society, FSB, as collateral agent (incorporated by reference to Exhibit 10.11 to SatixFy Communications Ltd.’s Form F-4 filed with the SEC on September 21, 2022, as amended).

4.13
Warrant Letter Agreement, dated as of January 12, 2023, by and among SatixFy, Endurance Antarctica Partners, LLC and Cantor Fitzgerald and Co (incorporated by reference to Exhibit 10.18 to SatixFy Communications Ltd.’s Form F-1/A filed with the SEC on January 19, 2023).

4.14
Share Purchase Agreement, dated August 30, 2023, by and among SatixFy Space Systems UK Ltd., a wholly-owned subsidiary of SatixFy Communications Ltd., and MDA Space and Robotics Limited, an affiliate of MDA Ltd. (incorporated by reference to Exhibit 4.1  to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on August 31, 2023).

4.15
Non-Competition Agreement, dated October 31, 2023, by and among SatixFy Space Systems UK Ltd., a wholly-owned subsidiary of SatixFy Communications Ltd., and MDA Space and Robotics Limited, an affiliate of MDA Ltd. (incorporated by reference to Exhibit 4.1  to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on November 1, 2023).

4.16
Master Purchase Agreement, dated October 31, 2023 between Macdonald, Dettwiler and Associates Corporation and the SatixFy Communications Ltd. (incorporated by reference to Exhibit 4.2  to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on November 1, 2023).

4.17
License Agreement, dated October 31, 2023 among MacDonald Dettwiler and Associates Corporation, Satixfy UK Limited and Satixfy Israel Ltd. (incorporated by reference to Exhibit 4.3  to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on November 1, 2023).

4.18
Investor Rights Agreement, dated October 31, 2023 between SatixFy Communications Ltd. and MDA Ltd. (incorporated by reference to Exhibit 4.4  to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on November 1, 2023).

4.19
Three-Party Escrow Service Agreement, dated October 31, 2023 by and among SatixFy UK Limited, MacDonald Dettwiler and Associates Corporation and ESOP Trust Management and Company Ltd. (incorporated by reference to Exhibit 4.5  to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on November 1, 2023).

4.20
Three-Party Escrow Service Agreement, dated October 31, 2023 by and among SatixFy UK Limited, MacDonald Dettwiler and Associates Corporation and ESOP Trust Management and Company Ltd. (with respect to different intellectual property than the agreement in Exhibit 4.5) (incorporated by reference to Exhibit 4.6  to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on November 1, 2023).

4.21	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.8 to SatixFy Communications Ltd.’s Form F-4 filed with the SEC on September 21, 2022, as amended).

4.22	SatixFy Communications Ltd. Compensation Policy (incorporated by reference to Exhibit 10.9 to SatixFy Communications Ltd.’s Form F-4 filed with the SEC on September 16, 2022, as amended).

4.23	2020 Share Award Plan (incorporated by reference to Exhibit 10.12 to SatixFy Communications Ltd.’s Form F-4 filed with the SEC on September 16, 2022, as amended).

4.24*	Employment Contract between SatixFy UK Limited and Nir Barkan, dated June 1, 2023.

8.1*	List of Subsidiaries of Satixfy.

12.1*	Certification by the Acting Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Interim Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Acting Chief Executive Officer and the Interim Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Interim Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

97.1*	NSYE Compensation Recoupment Policy

101
The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Comprehensive Loss, (iii) Consolidated Statements of Shareholders’ Deficit, (iv) Consolidated Statements of Cash Flows and (v) Notes to the Consolidated Financial Statements.

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

* Filed herewith.

** Furnished herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SATIXFY COMMUNICATIONS LTD

By:
Name: Nir Barkan
Title: Acting Chief Executive Officer

By:
Name: Oren Harari
Title: Interim Chief Financial Officer

Date: March 29, 2024

SATIXFY COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023

SATIXFY COMMUNICATIONS LTD.

The amounts are stated in thousands of USD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and stockholders of SatixFy Communications LTD.
Rehovot, Israel.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Satixfy Communications LTD. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations (collectively “IFRS”).

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
March 28, 2024
Tel Aviv, Israel

SATIXFY COMMUNICATIONS LTD.
Consolidated statements of financial position
(in thousands of USD)

		As of December 31,
		2023	2022
	Note	In USD thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	15	13,979	11,934
Trade accounts receivable		2,260	1,295
Contract Assets	4	4,091	5,035
Prepaid expenses and other		2,332	3,648
Government departments and agencies receivables		3,076	6,156
Related Parties	14	75	157
Derivatives FPA	17	-	12,775
Promissory Notes	3	20,000	-
Inventory	5	1,475	831
Total current assets		47,288	41,831

NON-CURRENT ASSETS:
Other long-term receivables	3	2,000	-
Right-of-use assets, net	6	2,235	2,794
Property, plant and equipment, net	8	1,420	1,643
Investment in Jet Talk	7	1,551	1,777
Long term deposits		208	203
Derivatives FPA	17	-	28,077
Total non-current assets		7,414	34,494

TOTAL ASSETS		54,702	76,325

March 28, 2024
Date of approval of the financial statements	Nir Barkan Acting CEO	Oren Harari Interim CFO	Yoav Leibovitch Chairman of Board

The accompanying notes are an integral part of the consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
Consolidated statements of financial position
(in thousands of USD)

		As of December 31,
		2023	2022
	Note	In USD thousands
LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Trade payables		1,378		1,459
Contract Liabilities	9	1,720		622
ESA advance payments	19 (a)	3,842		5,800
Prepayment from Customer		3,858	(*)	3,301
Advanced payments from MDA against future orders	3	28,138	(*)	8,875
Lease liabilities	6	639		1,021
Other accounts payable and accrued expenses	10	9,704		7,843
Related Parties	14	740		408
Total current liabilities		50,019		29,329

NON-CURRENT LIABILITIES:
Long term loans from financial institutions, net	12	59,792		54,926
Lease liabilities	6	2,067		2,280
Derivatives Instruments Liabilities	15	114		20,305
Other long-term liabilities	16	1,496		1,107
Total non-current liabilities		63,469		78,618

SHAREHOLDERS’ DEFICIT:	18
Share Capital		-		-
Share Premium		451,093		446,488
Capital reserves		1,444		3,498
Accumulated deficit		(511,323)		(481,608)
Total shareholders’ deficit		(58,786)		(31,622)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		54,702		76,325

(*) Reclassified

The accompanying notes are an integral part of the financial statements.

SATIXFY COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of USD)

		For the year ended December 31
	Note	2023	2022	2021

Revenues:	20
Development services and preproduction		8,249	10,081	19,237
Sale of products		2,481	545	2,483
Total revenues		10,730	10,626	21,720

Cost of sales and services:	21
Development services and preproduction		4,930	4,166	7,326
Sale of products		1,008	332	1,517
Total cost of sales and services		5,938	4,498	8,843

Gross profit		4,792	6,128	12,877

Research and development expenses, Net	22	29,126	16,842	17,944
Selling and marketing expenses	23	2,866	2,335	1,752
General and administrative expenses	24	14,561	9,249	3,735
Loss from operations		(41,761)	(22,298)	(10,554)

Finance Income		83	17	-
Finance Expenses		(12,129)	(9,919)	(4,399)
Derivatives revaluation	15	(17,217)	(37,377)	(199)
Other Income	3	41,657	5,474	-
Listing Expenses	25	-	(333,326)	-
Company's share in the loss of a company accounted by equity method, net	7	(226)	(360)	(1,898)
Loss before income taxes		(29,593)	(397,789)	(17,050)
Tax expenses	26	(122)	-	-
Loss for the period		(29,715)	(397,789)	(17,050)

Other comprehensive income (loss) net of tax:
Items that will or may be reclassified to profit or loss:
Exchange gain (loss) arising on translation of foreign operations		(609)	3,272	1,131
Total comprehensive loss for the period		(30,324)	(394,517)	(15,919)

Basic and diluted loss per share (in dollars)	27	(0.37)	(13.25)	(0.91)
Basic and diluted weighted average common shares outstanding (quantity)		80,975	30,031	18,732

The accompanying notes are an integral part of the financial statements.

SATIXFY COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(in thousands of USD)

	Ordinary shares	Preferred Shares A	Preferred Shares B	Preferred Shares C	Share capital	Share premium	Accumulated deficit	Capital reserves	Total
	Number of shares				In USD thousand

Balance as of January 1, 2023	80,672,674	-	-	-	-	446,488	(481,608)	3,498	(31,622)

Shares issued to employees	940,953	-	-	-	-	27	-	-	27
Shares issued to Financial Institutions	1,500,566	-	-	-	-	1,628	-	-	1,628
Share based payments	-	-	-	-	-	2,950	-		2,950
Comprehensive Loss for the year	-	-	-	-	-		(29,715)	(609)	(30,324)
Currency translation reserve realization due the sell of SSS	-	-	-	-	-	-	-	(1,445)	(1,445)
Balance as of December 31, 2023	83,114,193	-	-	-	-	451,093	(511,323)	1,444	(58,786)

SATIXFY COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(in thousands of USD)

	Ordinary shares	Preferred Shares A	Preferred Shares B	Preferred Shares C	Share capital	Share premium	Accumulated deficit	Capital reserves	Total
	Number of shares				In USD thousand

Balance as of January 1, 2022	18,783,168	7,638,647	4,999,651	895,710	4	46,203	(83,819)	226	(37,386)

Exercise of employee's options	236,446	-	-	-	-	101	-	-	101
Shares issued to Financial Institutions	846,432	-	-	-	-	1,978	-	-	1,978
Warrant exercised	-	-	57,660	860,802	-	5,399	-	-	5,399
Share based payments	-	-	-	-	-	570	-	-	570
Issuance of shares following SPAC transaction- (see note 1)	56,647,836	(7,638,647)	(5,057,311)	(1,756,512)	(4)	339,858	-	-	339,854
SPAC Exercise of warrants	2,553,692	-	-	-	-	2,381	-	-	2,381
Issuing shares as part of FPA	1,605,100	-	-	-	-	49,998	-	-	49,998
Comprehensive Loss for the year	-	-	-	-	-	-	(397,789)	3,272	(394,517)
Balance as of December 31, 2022	80,672,674	-	-	-	-	446,488	(481,608)	3,498	(31,622)

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

(*) Represents an amount less than one thousand.

SATIXFY COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of USD)

	For the year ended December 31
	2023	2022	2021
Cash flows from operating activities:
Loss for the year	(29,715)	(397,789)	(17,050)
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	1,245	1,162	1,421
Company's share in the loss of a company accounted by equity method, net	226	360	1,898
Finance expenses on loans	6,613	5,211	917
Change in the fair value of derivatives	17,227	37,374	200
Share based payments	2,950	570	149
Adjustment to Loss due to SPAC transaction	-	332,272	-
Decrease (Increase) in trade accounts receivable	(885)	(587)	(305)
Decrease (Increase) in contract assets	1,220	537	(4,119)
Increase in inventory	(644)	(146)	(10)
Decrease (Increase) in other current assets	3,508	(7,007)	3,256
Increase (Decrease) in trade payables	(75)	(6,236)	1,461
Increase (Decrease) in ESA prepayments	(1,268)	(7,609)	1,882
Decrease in deferred revenues	-	-	(612)
Increase (Decrease) in other accounts payable and accrued expenses	(2,601)	(1,571)	3,282
Increase in prepayments from customers	682	2,936	1,504
Increase Prepayments from MDA (See note 3)	18,139	8,875	-
MDA Agreement (See note 3)	(41,657)	-	-
Increase in other long-term liabilities	300	-	-
Increase in liability for royalties payable	100	168	260
Net cash used in operating activities	(24,635)	(31,480)	(5,866)
Cash flows from investing activities
Decrease (Increase) in long-term bank deposit	(7)	(11)	201
Proceeds from selling a subsidiary (See Appendix C)	17,583	-	-
Purchase of property, plant and equipment	(235)	(571)	(211)
Net cash provided (used in) investing activities	17,341	(582)	(10)
Cash flows from financing activities
Receipt of long-term loans from a financial institution	-	52,837	7,300
Repayment of loan to shareholder	-	(5,000)	-
Repayment of loans from banks	-	(13,818)	(2,930)
Repayment of royalty liability	(11)	(429)	(488)
Payments of lease liabilities	(927)	(1,029)	(1,191)
Issuance of shares- SPAC transactions	-	1,362	-
Option exercises to shares by employees	26	100	64
Exercise of Warrants, net	-	6,500	-
Issuance of shares to FPA (See note 17)	10,026	-	-
Net cash provided by financing activities	9,114	40,523	2,755
Increase (decrease) in cash and cash equivalents	1,820	8,461	(3,121)
Cash and cash equivalents balance at the beginning of the year	11,934	3,854	6,983
Effect of changes in for foreign exchange rates on cash and cash equivalents	225	(381)	(8)
Cash and cash equivalents balance at the end of the year	13,979	11,934	3,854

SATIXFY COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of USD)

	For the year ended December 31
	2023	2022	2021

Appendix A – Cash paid and received during the year for:

Interest paid	1,241	921	1,625

Appendix B – Non Cash transactions during the year for:

Purchase of Fixed Assets in credit	-	319	-
Issuance of shares against liability	-	49,998	-
Issuance of shares against loan	1,628	1,978	-
Issuance of shares against warrants	-	1,280	-

The accompanying notes are an integral part of the financial statements

SATIXFY COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of USD)

For the year ended December 31
2023

Appendix C – Proceeds from selling a subsidiary

Cash that was sold	417
Prepaid expenses and other	218
Short term Deposits	85
Other accounts receivables	932
Property, plant and equipment, net	150
Trade accounts payable	(175)
Contract liabilities	(96)
Other accounts payable	(585)
ESA Prepayments	(994)
Related party	(164)
Capital Gain	41,657
Capital reserve	(1,445)
Net assets and liabilities	40,000

Less assets received
Promissory Notes	20,000
Other long-term receivables	2,000

Cash received	18,000
Cash sold	(417)
Net Cash inflows	17,583

The accompanying notes are an integral part of the financial statements

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of USD)

NOTE 1 - GENERAL:

a.
Satixfy Communications LTD (hereinafter: the "Company") was originally incorporated in Hong Kong as Satixfy Limited in 2012 and in 2020 was reorganized and re-incorporated in Israel as a private limited company, in accordance with the provisions of the Israeli Companies Law with the approval from the Israeli Tax Authorities for tax exemption in accordance with the provisions of section 104B (f) of the Income Tax Ordinance.

b.	The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

As of December 31, 2023, we had incurred accumulated losses of $511 million. In October 2023, The Company announced the completion of the sale of one of its UK subsidiaries (Satixfy Space Systems UK Ltd) to MDA Ltd (See Note 3) for a total consideration of $40 million combined with additional $20 million in advanced payments against delivery of future products. The Company believes that the funds received and yet to be received as part of the MDA agreement including our mature pipeline from existing and new customers combined with the cost reduction associated with the MDA agreement and a further cost reduction plan and the Equity line of credit with Cantor Fitzgerald & Co (See Note 3), will generate sufficient cash for the foreseeable future.

c.	Business Combination Agreement SPAC Transaction ("Business Combination Agreement" OR "Transactions"):

On March 8, 2022, the Company and one of its subsidiaries, SatixFy MS, which was incorporated in 2022 for that purpose, entered into the Business combination agreement with Endurance Acquisition Corp. (“Endurance”). Under that agreement, SatixFy MS merged into Endurance, with Endurance continuing as the surviving company and becoming the Company’s direct, subsidiary. The Business Combination Agreement, as amended, and the related transactions (the "SPAC merger") were completed on October 27, 2022 (the “Closing”).

As a result of the Business Combination, the Company recorded a gross increase in cash of $20 million and had $18.7 million expenses in cash related to the Transactions.

The Business Combination was accounted for as a capital reorganization, with no goodwill or other intangible assets recorded, in accordance with IFRS 3, Business Combination. The Company is the accounting acquirer and SatixFy Ordinary Shares were registered under the U.S. Securities Exchange Act of 1934, as amended, and listed on the NYSE American, LLC (“NYSE”).

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

In addition, the company entered into an OTC Equity Prepaid Forward Transaction (the “Forward Purchase Transaction” or "FPA") with Vellar Opportunity Fund SPV LLC – Series 7 (“Vellar”) and ACM ARRT G LLC (“ACM”), which was terminated on October 31, 2023 (“Vellar”, together with ACM, the “Seller”) (see note 17).

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 1 - GENERAL (CONT.):

As part of the Business Combination Agreement, the Company has also issued different derivatives (see note 15).

d.
The Company and its subsidiaries are engaged in the development and marketing of integrated circuit products for specific applications, antennas and terminals used for satellite communications. The Company has developed a new generation of integrated silicon chips for modems and antennas based on its own proprietary technology and provides end-to-end solutions for the satellite communications industry, including terminals, payload subsystems and hubs. The Company develops its advanced chips (Application Specific Integrated Circuit chips (ASICs) and Radio Frequency Integrated Circuit chips (RFICs)) based on technology designed to meet a variety of applications and services, such as broadband aviation, IOT, mobility and maritime, and operating on GEO, LEO and MEO satellites. The Company’s technology includes electronically steered antenna arrays, forming and design of digital beams, beam hopping, on-board processing payload chips and software-defined radio (SDR) modem chips. The affiliated company "Jet Talk" is engaged in the development and marketing of a unique antenna for IFC passenger aircraft and computers that receive broadband video transmissions from satellites.

e.
The Company operates primarily through five wholly owned subsidiaries: Satixfy Israel LTD, Satixfy UK Limited, Satixfy Space Systems UK (hereinafter: “SSS) (which was sold in October 2023 to MDA- See note 3), Satixfy Bulgaria Eood and SatixFy US LLC (collectively together with Company, the "Group"), all of which have been consolidated in these consolidated financial statements.

Name	Holding percentage as of December 31,		Held By	Country of incorporation
	2023	2022
Satixfy Israel LTD.	100%	100%	Satixfy Communications LTD.	Israel
Satixfy UK	100%	100%	Satixfy Communications LTD.	England and Wales
Satixfy Space Systems UK (See Note 3)	0%	100%	Satixfy Communications LTD.	England and Wales
Satixfy Bulgaria	100%	100%	Satixfy UK	Bulgaria
Satixfy US LLC	100%	100%	Satixfy Communications LTD.	USA
Endurance Acquisition Corporation	100%	100%	Satixfy Communications LTD.	Cayman Islands

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 1 - GENERAL (CONT.):

In addition, the Company's holds 51% of the shares of the following entity (see also Note 7):

Name	Holding percentage as of December 31,		Held By	Country of incorporation
	2023	2022
Jet talk Limited (“Jet-Talk”)	51%	51%	Satixfy UK	UK

f.	Russia- Ukraine war:

The Russia-Ukraine war poses indirect but unpredictable risks of disruption to the Company’s business mostly associated with its current and prospective customers which have experienced delays in deploying their satellites. Additionally, the Russia-Ukraine conflict has an adverse impact on the supply of certain commodities used in the fabrication of silicon chips (such as neon gas), of which Ukraine and Russia were significant producers. The Company's ability to mitigate the potential adverse impacts is limited, as the impacts on it are largely indirect. The effects of sanctions implemented by certain governments in response to the conflict may also adversely affect the Company’s industry, including chip supply chains, to the extent that they lead to higher energy and manufacturing costs, lower economic growth, or deferrals of investment in satellite communications technology.

As of the date of approval of this report, the Company's management has not identified any difficulties in the Company's liquidity due to the Russia-Ukraine war or a material impact on the availability of financing sources.

g.	Israel - Hamas War:

We are incorporated under the laws of the State of Israel, and our principal offices are located in Israel. Accordingly, political, economic, and geo-political instability in Israel may affect our business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations and solution development and cause any future sales to decrease.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 1 - GENERAL (CONT.):

g.	Israel - Hamas War (Cont.):

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. The intensity and duration of Israel’s current war is difficult to predict, as are such war’s implications on our business and operations. While none/some of our supply chains have been impacted since the war broke out on October 7, 2023, the ongoing war may create supply and demand irregularities in Israel’s economy in general or lead to macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on us and our ability to effectively conduct our operations. Moreover, we cannot predict how this war will ultimately affect Israel’s economy in general, which may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”).

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible or currently occurring hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Five of our employees, none of whom are members of management, have been called to active military duty since October 7, 2023.

Some of these employees have since returned, but there can be no assurance that they will not be called to military service again. In addition, we rely on service providers located in Israel and our employees or employees of such service providers may be called for service in the current or future wars or other armed conflicts with Hamas and such persons may be absent from their positions for a period of time. As of March 28, 2024, any impact as a result of the number of absences of our personnel and personnel at our service providers or counterparties located in Israel has been manageable. However, military service call ups that result in absences of personnel from our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 1 - GENERAL (CONT.):

g.	Israel -Hamas War (Cont.):

Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank or the Houthis in Yemen, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies used in the preparation of the financial statements, on a consistent basis, are:

A.	Basis of preparation:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and Interpretations (collectively “IFRS”) . The financial statements have been prepared under the historical cost convention except for certain financial liabilities which are measured at fair value untit conversion. The Company has elected to present the consolidated statements of comprehensive loss using the function of expense method.

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

Investments in affiliated companies and joint ventures:

When the Company has the ability to influence the business operation of another entity, but the influence does not constitute control, then the Company has a significant influence which will be presented as an affiliate company and accounted for based on the equity method. Potential voting rights which can be exercised on an immediate basis also taking into account as part of the above influence.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

B.	Basis of consolidation (cont.):

Investments in affiliated companies and joint ventures (cont.):

The holding in an affiliate company is presented based on the equity method unless the investment is held for sale. The financial statements of the affiliated company have been prepared using the same accounting policy of the Company. Any goodwill arising from the affiliated company purchase is part of the investment and is not amortized unless there is objective evidence for impairment.

If the Company's share in the losses of an affiliated company or joint venture is equal to or exceeds its rights in the affiliated company or in the joint venture, the Company ceases to recognize its share in additional losses. Once the Company's rights have been reduced to zero, the Company recognizes additional losses only to the extent that it has incurred legal or implied liabilities or to the extent that payments have been made for the affiliated company or for the joint venture. The Company recognizes the gains that arise thereafter only when the Company's share in the profits equals the share in unrecognized losses.

The Company performs an impairment test (see Note 2.T below) for a net investment in an affiliated company or in a joint venture as a whole when there is objective evidence of impairment of the investment. An impairment loss is allocated to an investment as a whole.

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

Transactions eliminated on consolidation:

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

Inventory - The net realizable value of the inventory is reviewed at the end of each reporting period. Factors that may affect selling prices include the existing market demand for the company's inventory, the activity of competitors in the market, superior technology in the market, the prices of raw materials and the bankruptcy of customers and suppliers.

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

The consolidated financial statements are prepared in U.S. Dollars (which is the functional and reporting currency of the Company). Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 "The Effects of Changes in Foreign Exchange Rates". Accordingly, transactions and balances have been converted as follows:

•	Monetary assets and liabilities – at the rate of exchange applicable at the consolidated statements of financial position date.

•	Exchange gains and losses from the aforementioned conversion are recognized in the statement of comprehensive loss.

•	Expense items – at exchange rates applicable as of the date of recognition of those items.

•	Non-monetary items are converted at the rate of exchange used to convert the related consolidated statements of financial position items (i.e., converted at the time of the transaction).

Foreign operations:

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

Overdrafts, which are due on demand and form an integral part of the Company's cash management, were included as a component of cash and cash equivalents for the purposes of presenting the statement of cash flows.

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

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

G.	Provisions (Cont.):

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

Expenditure on research activities is recognized in profit or loss as incurred. Expenditure incurred on development activities including the Company’s development is capitalized where the expenditure will lead to new or substantially improved products and only if all the following can be demonstrated:

•	the product is technically and commercially feasible;

•	the Company intends to complete the product so that it will be available for use or sale;

•	the Company has the ability to use the product or sell it;

•	the Company has the technical, financial and other resources to complete the development and to use or sell the product;

•	the Company can demonstrate the probability that the product will generate future economic benefits; and.

•	the Company is able to measure the expenditure attributable to the product during the development.

Recognition of costs in the carrying amount of an intangible asset, ceases, when the asset is in the condition necessary for it to be capable of operating in the manner intended by management. Capitalized development costs are amortized on a straight-line basis over their estimated useful lives once the development is completed and the assets are in use.

Subsequent expenditure on capitalized intangible assets is capitalized only where such expenditure clearly increases the economic benefits to be derived from the asset to which it relates. All other expenditure, including that incurred in order to maintain an intangible assets current level of performance, is expensed as incurred. The Company did not meet the requirements for capitalization of research and development expenses during the periods covered by this report.

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

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

J.	Share-based payment (Cont.):

In the case of share-based payment transactions for employees disposed of in equity instruments, the value of the benefit is measured at the time of grant with respect to the fair value of the equity instruments granted.

With respect to share-based payment transactions for non-employee parties settled in equity instruments, the value of the transaction is measured with respect to the fair value of the goods and/ or services received. If the Company is unable to reliably measure the fair value of the goods or services received, their fair value is measured with respect to the fair value of the equity instruments granted.

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

An asset transferred from the Company to its related parties is deducted from the Company's financial statements at its fair value at the date of the transfer. The difference between the fair value of the property and the book value at the date of transfer is recognized in profit or loss and the difference between the amount of consideration determined for the property at the time of transfer and its fair value is recognized in equity.

When the Company's liability to a third party, in whole or in part, is taken by a related party, the liability is deducted from the Company's financial statements at fair value at the date of settlement when the difference between the book value of the liability and the fair value at the date of disposal is recognized in profit or loss. The obligation at the time of settlement and the amount of consideration is determined by a capital seller.

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

M.	IIA grants:

A grant from the “Israel Innovation Authority” (or “IIA”) received for research and development activities, for which the Company undertook making royalties’ payments to the government contingent on making future sales resulting from such grant financing, was treated as a loan that could be forgiven and recognized as a reimbursement of related research expenses or development costs.

The grant was recognized as a liability in the financial statements. Unless there is reasonable assurance that the Company will meet the conditions for the forgiveness of the loan, then it has been recognized as a government grant. When the liability to the government does not bear market interest, the liability was recognized at its fair value in accordance with the market interest rate at the time the grant was received. The difference between the consideration received and the liability recognized in the statement of financial position at the time of receiving the grant was treated as a government grant and recognized as a reimbursement of research expenses or as a reduction of development costs capitalized as the case maybe. Repayment of the liability to the government is reviewed every reporting period, with changes in the liability resulting from a change in the expected royalties recognized in profit or loss.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

N.	Credit costs:

The Company recognized credit costs as an expense in the period of formation, except in cases where they can be directly attributed to the acquisition, construction or production of eligible assets, and in such cases these costs were capitalized as part of the cost of those assets. The Company capitalized credit costs when exits were formed in respect of the property, credit costs were formed, and the activities required to prepare the property for its intended use or sale were carried out. The Company stops capitalizing credit costs when substantially all the activities required to prepare the eligible asset for its intended use or sale have been completed. During prolonged periods in which the active development of a qualifying asset has stopped, the Company delayed the capitalization of credit costs.

O.	Capital instrument:

Any contract that classifies a residual right in a company's assets after deducting all its liabilities is classified as an equity instrument. Costs directly related to the issuance of an equity instrument are presented in equity less the issue.

Rights, options, or warrants offered in proportion to all existing owners of the same type of shares for the purchase of a fixed number of shares for a fixed amount in any currency have been classified as an equity instrument.

P.	Warrants:

Equity Warrants: Receipts in respect of warrants for the purchase of shares of the company/ subsidiary, which give the holder the right to purchase a fixed number of equity instrument (e.g., ordinary shares) in exchange for a fixed amount of cash, are classified as equity.

Financial liability: Receipts in respect of warrants for the purchase of shares of the Company, which give the holder the right to purchase a fixed number of ordinary shares in exchange for a variable amount, including when the exercise of the warrants is linked to any index or foreign currency, are classified as liabilities (See also Note 15).

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Q.	Fair value measurement:

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

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

R.	Financial instruments:

Financial assets:

The Company classifies its financial assets into the following categories, based on the business model for managing the financial asset and its contractual cash flow characteristics. The Company's accounting policy for the relevant category is as follows:

Amortized cost: These assets arise principally from the services rendered to customers (e.g. trade receivables), but also incorporate other types of financial assets where the objective is to hold these assets in order to collect contractual cash flows and the contractual cash flows are solely payments of principal and interest.

They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and are subsequently carried at amortized cost using the effective interest rate method, less provision for impairment. Impairment provisions for trade receivables are recognized based.

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

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

R.	Financial instruments (Cont.):

The Company writes off the value in the gross books of a financial asset, in whole or in part, when the Company has no reasonable expectation of the return of the asset, for example when the debtor enters into a foreclosure or bankruptcy proceeding.

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

Financial liabilities:

The Company's accounting policy for its financial liabilities is as follows:

•
Fair value: This category comprises convertible securities and warrants which are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in the consolidated statement of comprehensive loss.

•
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

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

R.	Financial instruments (Cont.):

De-recognition:

●
Fair value: This category comprises convertible securities and warrants which are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in the consolidated statement of comprehensive income.

●	Financial Liabilities - the Company derecognizes financial liability when its contractual obligations are discharged or cancelled or expire.

Impairment of financial assets:
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

Write-off policy:
The Company writes off its financial assets if any of the following occur:

1.	Inability to locate the debtor.
2.	Discharge of the debt in a bankruptcy.
3.	It is determined that the efforts to collect the debt are no longer cost effective given the size of receivable.

S.	Issue of a unit of financial instruments:

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

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

T.	Impairment of non-financial assets:

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

U.	Assets and liabilities arising from engagements with customers:

•	Customers -

The Company presents an unconditional right to receive consideration as debtors in respect of contracts (customers). The right to compensation is not conditional if only a lapse of time is required until the due date, even if it may be subject to repayment in the future. Upon first recognition of customers, any difference between the measurement of customers in accordance with IFRS 9 and the corresponding amount of recognized revenue will be presented as an expense. The Company treats debtors in respect of contracts as financial assets.

•	Assets in respect of contracts –

The Company presents a right to receive consideration for goods or services transferred to the customer as an asset in respect of a contract, when this right is conditional on a factor other than the passage of time. The Company handles the impairment of an asset in respect of a contract on the same basis as a financial asset at a reduced cost.

•	Liabilities in respect of contracts –

The Company presents an obligation to transfer goods or services to the customer, for which the company has received consideration from the customer (or unconditional consideration that has matured), as an obligation in respect of a contract (advances from customers).

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

V.	Inventories:

Inventories are recognized at the lower of cost and net realizable value. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The Company measures cost of raw materials on a First In First Out ("FIFO") basis and finished goods according to costs based on direct costs of materials and labor.

W.	Property, plant and equipment:

Items of property, plant and equipment are initially recognized at cost. Cost includes directly attributable costs and the estimated present value of any future costs of dismantling and removing items. Depreciation is computed by the straight-line method, based on the estimated useful lives of the assets, as follows:

	%
Leasehold Improvement	25-33	(*)
Machinery and Equipment	7-14
Computers	33.3
Furniture	15

(*) In case that the duration of the lease contract is less than the lease improvement, the depreciation is being made over the contract’s period.

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

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

X.	Employee benefits:

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

2.
Post-employment benefits: The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans. In Israel, the Group funds its employee’s contribution plans pursuant to Section 14 to the Severance Pay Law since 2004 under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. There are no post-employment benefits in the UK.

Y.	Revenue recognition:

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

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Y.	Revenue recognition (cont.):

The Company recognizes revenue from chip development services, at the time the service is rendered to the customer and measures the revenue in an amount that represents the consideration that the Company expects to be entitled to for the service.

The Company recognizes revenue from the sale of satellite communications modems and related products when control is transferred to its customers (i.e., once the products have been physically delivered at the agreed location, the Company no longer has a physical holding, and usually has a present right to receive payment and does not retain any significant risks from the products). In most of the Company's product sales, control is transferred when the products are shipped.

The Company presents revenues from products and revenues from development and pre-production services in separate line items on its consolidated statement of comprehensive loss.

The Company evaluates the products and services committed in each contract in order to determine whether the contract includes a commitment/ or performance obligation. The Company treats goods or services as a separate performance obligation if they can be distinguished and the commitment to deliver the same goods or services is identifiable separately from other commitments in the contract. One of the Company's contracts includes a commitment to license the Company's intellectual property together with ancillary specialized services that are generally indistinguishable from each other because they are interdependent and closely related.

The Company determines the transaction price for each contract based on the consideration that the Company expects to be entitled to for the products or services provided subject to the contract. Sales tax, value added tax and other taxes which are levied by the Company from income-generating activities are not included in the Company’s revenues. For contracts where part of the price may vary, the Company estimates a variable consideration in the most reasonable amount, which is included in the transaction price if and only when it is unlikely that there will be a significant cancellation of the recognized cumulative revenue. When the transaction price includes non-cash consideration, the Company has measured its fair value at the time of the engagement, with subsequent changes in the fair value that are not due to the form of consideration being treated in accordance with the guidelines regarding variable consideration. The Company has chosen, as a practical relief, not to adjust the amount of consideration promised to the effects of a significant financing component in contracts when the period between execution by the Company and payment by the customer is one year or less. When the Company receives an upfront payment for a multi-period supply agreement (see Master Purchase Agreement on Note 3), the Company adjusts the transaction price in the contract for the time value of money in order to reflect the financing provided by customer.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Y.	Revenue recognition (Cont.):

Ancillary items that are not material to the contract are recognized as an expense.

When a contract includes a license to use the Company's intellectual property, together with other goods or services, the Company assesses the nature of the combined performance obligation to determine whether it is met over time or at a point in time.

When the commitment to the customer is to provide a right of access to the Company's intellectual property, the Company recognizes revenue over time. The Company measures progress towards the fulfillment of the Company's performance obligations in methods based on outputs such as a performance survey completed as of any given date.

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

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

AA.    Reverse Merger:

SatixFy determined that it was the accounting acquirer based on evaluation of the following facts and circumstances:

•	SatixFy’s existing shareholders have the greatest voting interest in the combined entity.
•	SatixFy’s directors represent the majority of the board of directors of the combined company following the consummation of the Business Combination.
•	SatixFy’s senior management were the senior management of the combined company following the consummation of the Business Combination.
•	SatixFy is the larger entity based on historical operating activity and its employee base.

The Business Combination, which is not within the scope of  IFRS 3 since Endurance does not meet the definition of a business in accordance with IFRS 3, was accounted for within the scope of IFRS 2. Any excess of fair value of SatixFy Ordinary Shares issued over the fair value of Endurance’s identifiable net assets acquired represented compensation for the service of a stock exchange listing for its shares and was expensed as incurred.

According to the International Financial Reporting Interpretations Committee’s (“IFRIC”) final agenda decision from October 2022, an accounting policy that results in allocating all the warrants issued to the acquisition of the stock exchange listing service solely to avoid the warrants being classified as financial liabilities applying IAS 32 would not give rise to a relevant and reliable accounting policy, it was suggested that an entity could allocate the shares and warrants to the acquisition of cash and other financial assets and the stock exchange listing service on the basis of the relative fair values of the instruments issued. Under this allocation method:

•	Warrants and Price Adjustments Shares ("PAS") in the scope of IFRS 2 will be classified as equity, as they are considered equity-settled share-based payment.
•	Warrants and price adjustment shares in the scope of IAS 32 will be classified as financial liabilities, as they fail the fixed-for-fixed requirement.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

AB.   Changes in accounting policies:

New standards, interpretations and amendments adopted from January 1, 2023

The following amendments are effective for the period beginning January 1, 2023:

Disclosure of Accounting Policies (Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements);

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2. The amendments aim to make accounting policy disclosures more informative by replacing the requirement to disclose ‘significant accounting policies’ with ‘material accounting policy information’. The amendments also provide guidance under what circumstance, the accounting policy information is likely to be considered material and therefore requiring disclosure.

These amendments have no effect on the measurement or presentation of any items in the consolidated financial statements of the Company but affect the disclosure of accounting policies of the Company.

The amendments to IAS 8, which added the definition of accounting estimates, clarify that the effects of a change in an input or measurement technique are changes in accounting estimates, unless resulting from the correction of prior period errors. These amendments clarify how entities make the distinction between changes in accounting estimates, changes in accounting policy and prior period errors. These amendments had no effect on the consolidated financial statements of the Company.

New standards, interpretations and amendments not yet effective:

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following amendments are effective for the period beginning January 1, 2024:

•	IFRS 16 Leases (Amendment – Liability in a Sale and Leaseback)
•	IAS 1 Presentation of Financial Statements (Amendment – Classification of Liabilities as Current or Non-current)

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

BB.   Changes in accounting policies (Cont.):

•	Non-current Liabilities with Covenants (Amendments to IAS 1 Presentation of Financial Statements); and
•	Supplier Finance Arrangements (Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures).

The following amendments are effective for the period beginning January 1, 2025:

•	Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates).

The Company is currently assessing the impact of these new accounting standards and amendments.

The Company does not expect any other standards issued by the IASB, but not yet effective, to have a material impact on the Company.

The areas requiring the use of estimates and critical judgments that may potentially have a significant impact on the Group’s earnings and financial position are: capitalization and amortization of development costs and the useful life of property and equipment and share based payment

NOTE 3 - MDA AGREEMET:

In August 2023, the Company announced a $60 million transaction with MDA LTD. (“MDA”) (TSX: MDA), a leading provider of advanced technology and services to the rapidly expanding global space industry (the “MDA Agreement”). The MDA Agreement establishes cooperation between the Company and MDA to utilize the Company’s digital payload chip-based technology to advanced digital satellite payloads. The Company has decided to focus its space business on being a technology provider to satellite payload design companies offering its unique digital multi beam forming and beam-hopping on-board-processing radiation hardening chipsets.

The MDA Agreement is a combination of a $40 million share purchase agreement selling the Company’s holdings in SatixFy Space Systems LTD, one of our UK based subsidiaries, to MDA as well as an additional $20 million in advanced payments under new commercial agreements which includes the previous $10 million advanced payment made in June 2023 to be applied to future orders of space grade chips. SatixFy Space Systems was the Company’s satellite payload subsidiary expert in the development of digital satellite payloads systems and subsystems, including digital beam forming antennas and on-board processing digital payloads. In October 2023, the Company announced the completion of the MDA Agreement.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 3 - MDA AGREEMENT (CONT.):

In connection with the closing, the Company and/ or certain of its affiliates, entered into certain agreements with MDA and/ or certain of its affiliates as contemplated by the MDA Agreement and described including but not limited to a Non-Compete Agreement, Master Purchase Agreement, Investor Rights Agreement, License Agreement and Escrow Service Agreements.

The $40 million consideration as part of the share purchase agreement is comprised of $37 million Promissory Notes, converted from Inter-Company balance due to the Company's subsidiaries and $3 million to be paid to the Company in consideration for the Shares of SatixFy Space Systems LTD, of which, $1 million was paid at closing while the remaining $2 million will be to be received after eighteen month from closing upon satisfaction of the provided reps and warranties by the Company (“Hold- Back”).

The Promissory Notes are settled as follows: $17 million were paid at closing and the remaining $20 million are to be paid over seven monthly instalments of $2.85 million each.

As part of the MDA agreements, SatixFy UK Limited and MDA entered into a Master Purchase Agreement (the “Master Purchase Agreement”) at the closing, providing for the terms of orders of the Company’s space grade chips, including certain prepayment, exclusivity and preferred pricing terms in respect of such chips for MDA.

The Master Purchase Agreement is a continuation of a Pricing and Pre-Purchase Agreement entered into on January 27, 2022 between the Company and MDA (“the Pre-Purchase Agreement”), under which MDA has already paid $10 million as was amended in June and September 2023 according to which MDA paid an additional $15 million and intends to pay the remaining $5 million during 2024 (“Pre-Purchase Amount”).

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 3 - MDA AGREEMET (CONT.):

Under the Master Purchase Agreement, in the event that MDA determines that it no longer requires the Company's product, or that it does not purchase product having an aggregate purchase price equal to the Pre-Purchase Amount by the date that is 48 months from the date that the Pre-Purchase Agreement was originally executed by the Parties, or that MDA terminates the agreement – the Company will pay MDA any positive difference between the Pre-Purchase Amount and the aggregate purchase price of the products purchased and accepted by MDA, together with 12% interest per annum, applied from the date of execution of the original pre-purchase agreement. As the Company does not have an unconditional right to avoid delivering cash to MDA, the Pre-Purchase Amount was accounted for as a financial liability and accumulated interest.

NOTE 4 - CONTRACT ASSETS:

	December 31, 2023	December 31, 2022
Related parties (See Note 14)	-	$1,679
Other trade receivables	4,091	3,356
	$4,091	$5,035

	December 31, 2023	December 31, 2022
Balance at the beginning of the year	5,035	6,015
Revenue recognition in the period, net	643	(426)
Provision	(1,876)	-
Currency translation adjustments	289	(554)
Balance at the End of the year	$4,091	$5,035

NOTE 5 - INVENTORY:

Inventories are stated at the lower of cost or market, computed using the FIFO method.

Following is a breakdown of the Company’s inventory:

	December 31, 2023	December 31, 2022
Raw materials	$1,397	$817
Finished goods inventory	78	14
	$1,475	$831

NOTE 6 - LEASE LIABILITIES AND RIGHT OF USE ASSETS, NET:

The Company has lease agreements that include leases of buildings and vehicles that are used for the purpose of carrying out the Company's ongoing activities.

The lease agreements of the buildings are for a period of up to 5 years. While the lease agreements of the vehicles are up to 3 years.

The Company leases the offices of its corporate headquarters located in Rehovot, Israel. The lease for this office expires in May 2028. The Company also leases an office in the UK in Farnborough. The office in the UK serves as a research and development and operations centers. The lease agreement for the office of Farnborough expires in October 2026. The Company also leases an office in Sofia Bulgaria, where it employs its antenna development team. The lease agreement for the office in Bulgaria included two agreements which will expire in May 2024. The Company also leases an office in Pennsylvania USA that serve as a research and development center. The lease agreement for the office in Pennsylvania expires in March 2025.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 6 - LEASE LIABILITIES AND RIGHT OF USE ASSETS (CONT.):

a. Extension and cancellation options:

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

b.	The following is a list of the carried values of the lease assets recognized and the transactions during the period:

	Buildings	Cars	Total
Cost
January 1, 2023	4,918	155	5,073
Additions	662	103	765
Disposals- Sale of SSS	(1,741)	(74)	(1,815)
December 31, 2023	3,839	184	4,023
Accumulated Depreciation
January 1, 2023	(2,256)	(23)	(2,279)
Additions	(916)	(83)	(999)
Disposals- Sale of SSS	1,454	36	1,490
December 31, 2023	(1,718)	(70)	(1,788)

Net Book value December 31, 2023	2,121	114	2,235

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 6 - LEASE LIABILITIES AND RIGHT OF USE ASSETS (CONT.):

	Buildings	Cars	Total
Cost
January 1, 2022	5,294	82	5,376
Additions	434	156	590
Disposals	(810)	(83)	(893)
December 31, 2022	4,918	155	5,073
Accumulated Depreciation
January 1, 2022	(2,155)	(74)	(2,229)
Additions	(911)	(32)	(943)
Disposals	810	83	893
December 31, 2022	(2,256)	(23)	(2,279)

Net Book value December 31, 2022	2,662	132	2,794

c.	Details regarding lease transactions:

	For the year ended
	December 31, 2023	December 31, 2022
Interest expenses in respect of lease liabilities	337	393
Lease principal payments during the year	927	1,029

NOTE 7 - INVESTMENT IN JET-TALK:

In March 2018 Satixfy UK Limited (the "UK subsidiary") signed a Joint Venture agreement with ST Electronics (Satcom & Sensor Systems) Pte LTD ("STE") according to which STE invested $20 million in the joint venture while the UK subsidiary had committed to provide to Jet Talk Limited (“Jet Talk”) with future development services of a an electronically steerable Panel Antenna Array (“PAA”) and supporting modem, exclusive marketing rights for the commercial aviation market, technical skills, staff expertise, R&D facilities and exclusive, royalty-free, world-wide, perpetual, non-transferable, irrevocable license to use and commercially exploit the Company's intellectual property for the purposes of development, production, sales and marketing of satellite antenna systems.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 7 - INVESTMENT IN JET-TALK (CONT.):

As part of the Company’s commitment to the future development services to Jet Talk, the Company signed two development agreements to provide an electronically steerable Panel Antenna Array (“PAA”) and supporting modem for a total consideration of $13 million to be provided during 2018 through 2023.

Accordingly, the joint venture company, Jet Talk, was incorporated in England and Wale and is 51% held by the UK subsidiary and 49% held by STE. Jet Talk developed the industry’s first Aero In Flight Connectivity (IFC) solution, delivering simultaneous high bit rate Internet and TV channels over current satellites.

Although the Company holds the majority of voting rights (51%), STE in fact participates in significant financial and operational decisions of Jet Talk made during the ordinary course of business including appointing a CEO, directing R&D activities, directing marketing activities while utilizing its East Asia business connections and its control over the Company’s financing activity. In view of the analysis of the relevant activities of the investee and the examination of the Company's ability to direct these operations, the Company concluded that it has no influence over all of the investee’s most relevant operations and hence the Company has no control over the investee. Consequently, the investment in Jet Talk is accounted for in accordance with the equity method and assessed under IFRS 28, Investments in Associates and Joint ventures. Condensed financial information of Jet-Talk:

	December 31, 2023	December 31, 2022	December 31, 2021
Net loss Company share	442	705	3,722
Company's share in the loss of a company accounted by equity method, net	226	360	1,898

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT, NET:

Property, plant and equipment consist of the following as of December 31, 2023, and 2022:

	Computers	Leasehold improvements	Furniture	Machinery and Equipment	Total
Cost
January 1, 2023	1,092	600	347	1,043	3,082
Additions	113	52	5	65	235
Disposal -SSS sale	(13)	(119)	-	(53)	(185)
December 31, 2023	1,192	533	352	1,055	3,132

Accumulated Depreciation
January 1, 2023	(832)	(262)	(162)	(183)	(1,439)
Additions	(156)	(62)	(29)	(61)	(308)
Disposal -SSS sale	1	34	-	-	35
December 31, 2023	(987)	(290)	(191)	(244)	(1,712)

Net Book value December 31,2023	205	243	161	811	1,420

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT, NET (CONT.):

	Computers	Leasehold improvements	Furniture	Machinery and Equipment	Total
Cost
January 1, 2022	956	477	345	414	2,192
Additions	136	123	2	629	890
December 31, 2022	1,092	600	347	1,043	3,082

Accumulated Depreciation
January 1, 2022	(714)	(212)	(138)	(156)	(1,220)
Additions	(118)	(50)	(24)	(27)	(219)
December 31, 2022	(832)	(262)	(162)	(183)	(1,439)

Net Book value December 31,2022	260	338	185	860	1,643

Depreciation expenses totaled $308 and $219 the year ended December 31, 2023 and December 31, 2022, respectively.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 9 - CONTRACT LIABILITIES:

Contract liabilities fully reflect the remaining amount to be recognized for each cut-off period in respect of certain contracts with customers.

	December 31, 2023	December 31, 2022
Balance at the beginning of the year	622	475
Expenses recognition in the period, net	819	540
Currency translation adjustments	279	(393)
Balance at the end of the year	$1,720	$622

NOTE 10 - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

	December 31, 2023	December 31, 2022
Liabilities in respect of employees, wages and institutions in respect of wages	2,584	3,023
Accrued expenses	6,849	4,607
Liabilities to government institutions due to grants received	136	161
Tax accrual	122	-
Government departments and agencies	13	52
	9,704	7,843

NOTE 11 - LIABILITIES FOR EMPLOYEE SEVERANCE PAY, NET:

On May 7, 2006, an extension order in Israel came into force in the manufacturing industry (hereinafter - the “Extension Order”) which applied Section 14 of the Severance Pay Law. Thus, Israeli employees who began their work after May 7, 2006, will receive comprehensive pension insurance. The section also grants employees the right to receive, both in the event of dismissal and in the event of resignation, the component of severance pay, which has been accrued in the funds the Company has created for him/ her. On the other hand, the arrangement in Section 14 of the Israeli Severance Pay Law releases the company from the obligation to complement fund contributions if the amount accumulated in the funds does not reflect the amount of severance pay due to the employee under law. The Company applies Section 14 of the Severance Pay Law to its Israeli employees.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 12 - LONG TERM LOANS FROM FINANCIAL INSTITUTIONS, NET:

a.
In July 2016, the Israeli subsidiary entered into an agreement for a bank loan (hereinafter - the “First Loan") in the amount of $2,000 for a period of 36 months, at an annual interest rate of LIBOR + 6.9%. In addition, the Company issued warrant for a period of 6 years.

The warrant was exercised in July 2022 on a cashless basis to 57,659 shares.

The loan was fully repaid in February 2022 using proceeds that were received from a new loan that the Company received from, Francisco Partners, See also Note 12(e).

b.
In May 2019 and in March 2020, the Israeli subsidiary took out a loan including two portions from a bank in the amounts of $5 million and $3 million, respectively, for a period of 36 months (hereinafter: the “Second Loan"). The Company issued warrants for a period of 10 years.

Following the closing of the SPAC transaction on October 27, 2022 the Bank decided to receive the Alternative Payment instead of exercising the warrants and following that decision, the $800 Alternative Payment was paid to the Bank in February 2023.

The loan was repaid in full in February 2022 using proceeds that were received from a new loan that the Company received from Francisco Partners. See also Note 12(e).

As part of the SPAC merger (see Note 1) the bank has exercised the warrants into cash.

c.
In April 2020 and in September 2020 , following the COVID-19 pandemic, the Israeli subsidiary took out a five-year state-guaranteed bank loans on preferential terms bearing a yearly interest of premium plus 1.5. The loans were fully repaid in February 2022 using proceeds that were received from a new loan that the Company received from Francisco Partners. See also Note 12(e).

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

The loan was fully repaid in February 2022 using proceeds that were received from a new loan that the Company received from Francisco Partners. See also Note 12(e).

e.
On February 1, 2022, the Company signed a $55 million loan agreement ("the 2022 Credit Agreement" with affiliates of a financial institution named Francisco Partners L.P. ("FP"), with a repayment period of between 2.5 to 4 years depending on the Company completing a qualified public offering within 12 months of closing. The loan beard a yearly interest of 9.5% on the outstanding balance. In the event the Company will not complete a qualified public offering during the first year, then the interest rate shall increase by 100 basis points per year beginning in year 2 up to a maximum rate of 11.5% total. As long as the Company was private, there was an ability to Pay In Kind (“PIK”) 100% of interest in year 1, 75% of interest in year 2, and 50% of interest thereafter. Once the Company completes a qualified public offering, then 100% of interest is paid in cash thereafter. Until October 27, 2022 the PIK interest of $3,988 was added to the loan balance.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 12 - LONG TERM LOANS FROM FINANCIAL INSTITUTIONS, NET (CONT.):

As consideration for the loan, the Company also issued to the lenders under the credit agreement 808,907 of its ordinary shares. Following the receipt of the proceeds from the loan, The Company repaid all of its existing borrowings in an amount of $19.1 million, including a $5.3 million loan from a shareholder and $13.8 million of loans from financial institutions. The Company attributed $50,073 (net of transaction costs) to the loan, based on its fair value. The remaining proceeds of $1.978 million (net of transaction costs) were attributed to the ordinary shares issued. The fair value of the loan was estimated using a stochastic model incorporating the fair value of the Company and its ability to merge with a SPAC or enter into additional financing transactions given the timely value of the Company under different scenarios (a level 3 fair value measurement). The inputs used in determining the fair value are: a risk-free interest rate of 1.16%, expected volatility of approximately 50%.

On April 23, 2023, the Company and FP. entered into a waiver and amendment to the 2022 Credit Agreement whereby FP, (i) provided a waiver of certain defaults or potential defaults, (ii) permitted the Company to make its interest payments for 2023 on a pay-in-kind basis if its cash balance is less than $12.5 million, (iii) temporarily reduced the Company’s minimum cash requirement from $10 million to $8 million and $7 million for the months of April and May 2023, respectively, and thereafter to $10 million, in each case plus an amount sufficient to cover its and its subsidiaries’ accounts payable that are past 60 days due, (iv) increased the interest rate of the loan to Secured Overnight Financing Rate (“SOFR”) + 9.50% (with a 3% SOFR floor) and (v) provided for certain additional reporting obligations by the Company.

In June 2023 the Company and FP entered into an amendment which provides, among other things, upon the Company’s receipt of a $10 million prepayment as part of the MDA Agreement (see Note 3), interest payable thereunder will be added to the principal of the term loan on a “pay in kind” basis through June 28, 2024,the payments made in connection with the pre-purchase agreement will not be applied to repay debt under the 2022 Credit Agreement, a limited waiver, subject to certain conditions, of the $10 million minimum cash requirement liquidity covenant therein, and following closing of the MDA Agreement, a reduced interest rate and the issuance by the Company of 5,100,000 ordinary shares, of which 1,000,000 Price Adjustment Shares were issued in a private placement within 30 days, which shares will be subject to substantially the same terms governing the Price Adjustment Shares (See Note 15(g)) previously issued in connection with the business combination with Endurance. On October 31, 2023, the Company entered into another Amendment to the 2022 Credit Agreement, whereby the lenders provided their consent to the MDA agreements and to wave financial covenants which were associated with the 2022 Credit Agreement. This amendment was accounted for as an extinguishment of the loan. In reaching this conclusion, the Company considered the impact of consecutive modifications of the loan throughout 2023; also, the Company noted that the issuance of ordinary shares in terms similar to the ones governing the Price Adjustment Shares gives rise to a substantial qualitative change in the 2022 Credit Agreement. As such, the Company accounted for the modified loan as a derecognition of the existing loan and recognition of the modified loan at fair value with any differences as finance expenses. The finance incomes resulted from the modification amounted to $2.5 million.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 12 - LONG TERM LOANS FROM FINANCIAL INSTITUTIONS, NET (CONT.):

	For the year ended December 31
	2023	2022
Long term loans from financial institutions	59,792	54,926

Financial covenants:

According to the amended terms of the 2022 Credit Agreement, the Company’s cash must be held in deposit accounts subject to a security interest in favor of the Agent for the benefit of the lenders. In addition, the Company must meet affirmative and negative covenants customary for a financing of this type, including but not limited to, limitations on indebtedness, restricted payments, dividends, transactions with affiliates, investments, lines, acquisitions, and asset sales. The FP loan is guaranteed on a senior secured basis by the Company and its subsidiaries, subject to customary exceptions.

The Company complies with the covenants.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 13 - LOAN FROM SHAREHOLDER:

In March 2020 Satixfy UK signed a $5 million loan agreement with an existing shareholder of the company, with a repayment period of thirty-six (36) months.

As part of the loan agreement, the Company granted the shareholder warrants, the warrants were classified to equity and were first booked at fair value.

The Company took out a $5 million "key personnel" insurance policy as a guarantee for the loan on the Company's former CEO, Mr. Yoel Gat. After the passing of Mr. Yoel Gat (see note 14) in April 2022, the Company received $5.4 million as compensation under this life insurance policy.

The loan was fully repaid in February 2022 using proceeds that were received from a new loan that the Company received from Francisco Partners see also Note12 (e).

NOTE 14 - RELATED PARTIES:

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

On May 4, 2017, the Company's Board of Directors approved the execution of a management and consulting services agreements with Ilan Gat Engineers LTD. (hereinafter: "Ilan Gat"), an entity which was controlled by Mr. Yoel Gat, the former CEO and a significant shareholder in the Company. According to this agreement, as of 2018, the management fees were paid to Ilan Gat, which consists of a monthly management fee of $50 and reimbursement of other monthly expenses for the services of Yoel Gat and Simona Gat, the former President and former COO of the Company. In November 2019 the Company’s board of directors approved a retroactive update of the monthly management fee starting in January 2019 to the amount of $100 and reimbursement of other monthly expenses.

In January 2021 the Company’s board of directors approved an update of the monthly management fee starting in January 2021 to the amount of $110 and reimbursement of other monthly expenses and a yearly bonus of 0.67% for Yoel Gat’s services and 0.67% for Simona Gat’s services out of the incremental year to year growth in Equity in the consolidated financial statements of the Company effective 2021 and Annual Bonus of 0.67% for Yoel Gat’s services and 0.67% for Simona Gat’s services out of the incremental year to year growth in revenues of the Company each year effective 2021. On December 24th, 2020 and on January 4th, 2021 the board and the shareholders, respectively approved the grant of 1.3 million options to Yoel Gat and 1.3 million options to Ms. Simona Gat to purchase ordinary shares of the Company according to the 2020 Share Award Plan.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 14 - RELATED PARTIES (CONT.):

On April 8, 2022 Mr. Yoel Gat, the Company’s former CEO, Chairman and founder passed away due to fatal illness and his entire holdings were inherited by Ms. Simona Gat.

On April 30, 2023, SatixFy Communications LTD. and Ilan Gat LTD. entered into a Separation Agreement pursuant to which Ms. Gat resigned from all positions at the Company and its subsidiaries, including serving as the President of the Company. Effective May 1, 2023, she instead began serving as an observer on the board of directors of the Company. The Company agreed to pay Ms. Gat compensation consisting of (i) five monthly payments in the gross sum of $55,000 plus VAT from May through September 2023; (ii) one monthly payment of $110,000 plus VAT in October 2023, totaling in the aggregate, $385,000 plus VAT; and (iii) other customary terms and conditions.

The Company and RaySat LTD. (“RaySat”), an entity organized under the laws of the State of Israel and controlled by Mr. Yoav Leibovitch, our Chairman of the board of directors and one of our significant shareholders, are parties to a Services Agreement effective as of January 1, 2013 (as amended as of June 27, 2017, September 6, 2020, January 4, 2021 and February 24, 2022). Pursuant to this agreement, Mr. Yoav Leibovitch provides financial management, business development, presidential and management services to the Company and its subsidiaries.

On September 15, 2022, the Company’s board approved an amendment, which was approved by The Company’s shareholders on September 28, 2022, to Mr. Leibovitch’s compensation under this agreement to (i) grant Mr. Leibovitch a $2 million success bonus payable upon the Closing of the Business Combination, (ii) increase Mr. Leibovitch’s monthly fee for services provided to $100,000 per month, effective as of October 1, 2022, increase Mr. Leibovitch’s yearly bonus such that the yearly bonus shall be 2% of the incremental year-over-year growth of the shareholders’ equity in the consolidated financial statements of the Company and increase Mr. Leibovitch’s annual bonus such that the annual bonus shall be 2% of the incremental year- over-year growth of revenues in the consolidated financial statements of the Company.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 14 - RELATED PARTIES (CONT.):

On October 19, 2023, upon recommendation of the Company’s board and compensation committee, our shareholders approved a one-time special success bonus of up to $1 million in the aggregate to our Executive Chairman of the Board, Mr. Yoav Leibovitch, in connection with the MDA Agreement (See note 3). The MDA bonus is to be paid in nine installments. Each of the special success bonus amounts relates to proceeds we have received and expect to receive with respect to the MDA Agreement during the relevant month. The MDA bonus shall not be paid if for any reason whatsoever, whether due to default by the Company or otherwise, we do not actually receive the relevant proceeds with respect to the MDA Agreement.

On February 6, 2018 and on February 14, 2020 the Company signed three development agreements with Jet Talk to provide an electronically steerable Panel Antenna Array (“PAA”) and supporting modem for a total consideration of $32,000 to be provided during 2018 through 2023. (See also Note 7).

Transactions with related parties:

	For the year ended December 31
	2023	2022
Revenues from ST Engineering iDirect (“iDirect”) (*)	2,065	489

(*) iDirect is a shareholder of the Company  and after SPAC transaction iDirect is no longer a related party due to their decreased holding.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 14 - RELATED PARTIES (CONT.):

For the year ended December 31, 2023:

Name	Position	Scope of Position	Holding Rate	Salary, bonuses and related expenses	Expected Bonus	Share- Based Payments
Nir Barkan	Acting CEO	Full Time	0.25%	303	160	129
Ilan Gat (Simona Gat)	Former president and COO	Full Time	19.47%	605	-	39
Raysat (Yoav Leibovitch)	Chairman	Full Time	26.35%	1,750	450	39

For the year ended December 31, 2022:

Name	Position	Scope of Position	Holding Rate	Salary, bonuses and related expenses	Expected Bonus	Share- Based Payments
Ilan Gat (Simona Gat)	President and COO	Full Time	19.8%	660	40	39
Raysat (Yoav Leibovitch)	Chairman	Full Time	27.04%	5,065	60	39

Outstanding balances with related parties:

	For the year ended December 31
	2023	2022
Assets
Contract assets (Jet Talk)	-	1,679
Jet Talk	75	157
Total Assets	75	1,836
Labilities
Raysat Israel LTD.	550	160
Ilan Gat Engineers LTD	-	95
Former CEO	-	100
Current CEO	190	-
Jet Talk	-	53
Total Liabilities	740	408

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 15 - FINANCIAL INSTRUMENTS – RISK MANAGEMENT:

The Company’s activities expose it to various financial risks, such as market risk, including currency risk, credit risk and liquidity risk. The Company’s overall risk management plan focuses on minimizing possible adverse effects on the Company’s financial performance.

Risk management is performed by the CFO, which includes examining certain exposures to risks, such as exchange rate risk, credit risk. In 2023 and 2022, the Company did not use derivative financial instruments to hedge its operations.

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

The par value of financial assets represents the maximum credit exposure.

The maximum exposure to credit risk at the time of reporting was:

	December 31, 2023	December 31, 2022

Cash	13,979	11,934
Trade accounts receivables	2,260	1,295
Other accounts receivable	2,053	2,166
Promissory Notes	20,000	-
Other long term receivables	2,000	-
FPA	-	40,852
Contract assets	4,091	5,035
Total	44,383	61,282

a.	Currency risk:

Currency risk is the risk that the value of financial instruments will be affected by changes in exchange rates. Currency risk is created when future commercial transactions and recognized assets and liabilities are denominated in a currency other than the Company’s operating currency. The company is exposed to foreign currency risk resulting from exposures to various currencies, mainly in relation to the New Israeli Shekel ("NIS”), the Euro (“EUR”) and the British Pound (“GBP”).

The Company's policy is not to execute currency hedging transactions.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 15 - FINANCIAL INSTRUMENTS – RISK MANAGEMENT (CONT.):

a.	Currency risk (cont.):

As of the balance sheet date, the Group’s exposure to currencies as follows:

	December 31, 2023
	NIS	EUR	GBP	USD	Total
Assets:
Cash and cash equivalents	1,120	1,372	235	11,252	13,979
Trade receivables	-	55	-	2,205	2,260
Prepaid expenses and other account receivables		2,036		17	2,053
Promissory Notes	-	-	-	20,000	20,000
Other long-term receivables	-	-	-	2,000	2,000
Contract Assets	-	-	128	3,963	4,091
	1,120	3,463	363	39,437	44,383
Liabilities:
Current liabilities:
Current maturities long-term loans	-	-	-	-	-
Liabilities in respect of leases-ST	(469)	-	(144)	(26)	(639)
Advanced payments from MDA against future orders	-	-	-	(28,138)	(28,138)
Trade payables	(479)	(368)	(284)	(247)	(1,378)
Payables and credit balances	(896)	(618)	(415)	(5,942)	(7,871)
	(1,844)	(986)	(843)	(34,535)	(38,026)
Non-current liabilities:
Liability for IIA Royalties	(1,196)	-	-	-	(1,196)
Liabilities in respect of leases-LT	(1,558)	-	(495)	(14)	(2,067)
Long term loans from banks	-	-	-	(59,792)	(59,792)
Net balances	(3,478)	2,477	(975)	(54,722)	(56,698)

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 15 - FINANCIAL INSTRUMENTS – RISK MANAGEMENT (CONT.):

b.	Sensitivity analysis:

	December 31, 2022
	NIS	EUR	GBP	USD	Total
Assets:
Cash and cash equivalents	1,281	640	607	9,406	11,934
Trade receivables	-	187	804	304	1,295
Prepaid expenses and other	-	2,149	-	17	2,166
Derivatives FPA	-	-	-	40,852	40,852
Contract Assets	-	-	3,720	1,315	5,035
	1,281	2,976	5,131	51,894	61,282
Liabilities:
Current liabilities:
Current maturities long-term loans	-	-	-	-	-
Liabilities in respect of leases-ST	(430)	-	(591)	-	(1,021)
Trade payables	(614)	(324)	(433)	(88)	(1,459)
Payables and credit balances	(2,644)	(942)	(721)	(3,322)	(7,629)
	(3,688)	(1,266)	(1,745)	(3,410)	(10,109)
Non-current liabilities:
Liability for IIA Royalties	(1,107)	-	-	-	(1,107)
Liabilities in respect of leases-LT	(1,830)	-	(450)	-	(2,280)
Long term loans from banks	-	-	-	(54,926)	(54,926)
Net balances	(5,344)	1,710	2,936	(6,442)	(7,140)

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 15 - FINANCIAL INSTRUMENTS – RISK MANAGEMENT (CONT.):

b.	Sensitivity analysis (cont.):

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

	December 31, 2023	December 31, 2022
Linked to NIS	(3,478)	(5,344)
	10%	10%
	(348)	(534)

Linked to EUR	2,477	1,710
	10%	10%
	248	170

Linked to GBP	(975)	2,936
	10%	10%
	(97)	294

c.	Liquidity risks:

Liquidity risks arise from the management of the Group’s working capital as well as from the financing expenses and principal repayments of the Group’s debt instruments. Liquidity risk is the risk that the Group will find it difficult to meet obligations related to financial liabilities.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 15 – FINANCIAL INSTRUMENTS – RISK MANAGEMENT (CONT.):

c.	Liquidity risks (cont.):

The following is an analysis of the contractual maturities of financial liabilities in accordance with nominal values for settlement.

Based on the earliest time the company will be required to pay:

December 31, 2023	Within 30 days	1-12 Months	1-5 Years	Total

Liabilities in respect of leases-ST	172	467	-	639
Trade payables	258	1,120	-	1,378
Promissory Notes	-	20,000	-	20,000
Other long term receivables	-	-	2,000	2,000
Payables to related parties	-	740	-	740
Other Accounts Payable	1,581	6,290	-	7,871
Long term loans from banks, net	-	-	68,020	68,020
Liabilities in respect of leases-LT	-	-	2,067	2,067
Advanced payments from MDA against future orders	-	-	(28,138)	(28,138)
Liability for IIA Royalties	-	-	(1,107)	(1,107)
Derivatives Liabilities	-	-	(114)	(114)
Total	2,011	28,617	42,728	73,356

December 31, 2022	Within 30 days	1-12 Months	1-5 Years	Total

Liabilities in respect of leases-ST	269	752	-	1,021
Trade payables	251	1,209	-	1,460
Payables to related parties	-	-	-	-
Other Accounts Payable	3,534	4,309	-	7,843
Long term loans from banks, net	-	-	77,543	77,543
Liabilities in respect of leases-LT	-	-	2,280	2,280
Loan from Shareholder	-	-	-	-
Derivatives Liabilities	-	-	20,305	20,305
Total	4,054	6,270	100,128	110,452

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 15 - FINANCIAL INSTRUMENTS – RISK MANAGEMENT (CONT.):

d.	Fair value of financial instruments measured at fair value on a periodic basis:

	Level	December 31, 2023	December 31, 2022
Financial Liabilities:
Warrants	3	-	-
SPAC Public Warrant	1	-	286
SPAC Private Warrant	2	-	121
Advanced payments from MDA against future orders	3	28,138	-
Price Adjustment shares	3	114	19,898
Total		28,252	20,305

e.	Classification of financial instruments by fair value hierarchy:

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

As mentioned in Note 12, the warrants granted to the bank and to Liquidity are derivative financial liablities and accordingly measured at each balance date at fair value through profit or loss. All warrants balance as of December 31, 2021 were excersised to shares or cash (see note 11).

Warrants
Balance at January 1, 2022	1,392
Exercise of warrants to shares	(397)
Exercise of warrants to cash (adjustment to other accounts payables)	(800)
Changes in fair value recognized in finance expenses	(195)
Balance at December 31, 2022	-
Exercise of warrants to shares	-
Exercise of warrants to cash (adjustment to other accounts payables)	-
Changes in fair value recognized in finance expenses	-
Balance at December 31, 2023	-

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 15 - FINANCIAL INSTRUMENTS – RISK MANAGEMENT (CONT.):

f.	SPAC warrants:

As part of the Business Combination Agreement (see note 1) the company has issued new warrants: 7.63 million SPAC Private warrants, 10 million SPAC Public Warrants and 1 miliion Pipe warrants (together with the PAS called "Derivatives").

The Company is required to allocate the Warrants transferred between the identifiable assets received and the listing expense in accordance with IFRIC agenda decision from October 2022. The portion of the Warrants in the scope of IAS 32/ IFRS 9 would be recognized as a liability on initial recognition and re-measured through P&L until settlement.

The total value of the new SPAC warrants was $3,906 (see note 25) and was divided between equity and liability as follow: $3,490 for equity and $416 for liability under derivatives. The value of the warrants derivatives on October 27, 2022 was based on the market price of the closing date of the Business Combination $0.22.

On December 8, 2022, 3.364 million SPAC private warrants were exercised on a cashless basis into 553,692 ordinary shares.

On December 11, 2022, 0.935 million PIPE warrants were exercised into 2 million ordinary shares with in returen to $1.5 million.

SPAC Warrants
Balance at December 31, 2022	407
Issuance of warrant (SPAC transactions)	-
Changes in fair value recognized in finance expenses	(407)
Exercise of warrants	-
Balance at December 31, 2023	-

g.	Price Adjustment shares:

Immediately following the closing of the SPAC transaction, the Company issued a total of 27,500,000 Price Adjustment Shares ("PAS) with the Company’s founders receiving 27,000,000 Price Adjustment Shares (18,000,000 to Yoav Leibovitch and 9,000,000 to Simona Gat) and the Sponsor receiving 500,000 Price Adjustment Shares. In November 2023, we issued to FP, 1,000,000 Price Adjustment Shares as part of and amendment signed between the parties (See Note 12e).

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 15 - FINANCIAL INSTRUMENTS – RISK MANAGEMENT (CONT.):

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

The Company allocated the price adjustment shares between the identifiable assets received and the listing expense (see also note 25). Following the logic of the tentative agenda decision, the portion in the scope of IAS 32/ IFRS 9 would be recognized as a liability on initial recognition and re-measured through the Company’s income statement until settlement.

The total value of the Price Adjustment Shares was $212,675 (see note 25) and was divided between equity and liability as follow: $191,132 as equity and $21,543 as liability under derivatives.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 15 - FINANCIAL INSTRUMENTS – RISK MANAGEMENT (CONT.):

g.	Price Adjustment shares (cont.):

For the purpose of measuring the price of the Price Adjustment Shares derivatives on the merger date, a binomial model was used. The inputs used in determining the fair value are: a risk-free interest rate of 3.96%, an expected exercise period of 10.337 years and an expected volatility of approximately 50. The PAS price for October 27, 2022 is based on a valuation of an average of $7.73 per share.

PAS

Balance on December 31, 2022	19,898
Changes in fair value recognized in finance expenses	(19,784)
Balance on December 31, 2023	114

For the purpose of measuring the fair value of the PAS derivatives on December 31, 2023 and on December 31, 2022, a binomial model was used. The inputs used in determining the fair value are: a risk-free interest rate of 3.88%, an expected exercise period of 9.063 years and 10.161 years December 31, 2023 and on December 31, 2022, respectivly for and an expected volatility of approximately 50%. The PAS price for December 31, 2022 is based on a valuation of an average of $7.14 per share.

For the purpose of measuring the fair value of the PAS derivatives on December 31, 2023, a binomial model was used. The inputs used in determining the fair value are: Price per share: 0.3631 a risk-free interest rate of 3.88%, an expected exercise period of 9.8712 years and an expected volatility of approximately 50%.

NOTE 16 - OTHER LONG-TERM LIABILITIES:

a.	Breakdown of other long-term liabilities:

	December 31, 2023	December 31, 2022
Liability for IIA Royalties (See Note 16(b) below)	1,196	1,107
Alta settlement (See note 19)	300	-
	1,496	1,107

b.	Liability for royalties payable:

The Company received the approval of the IIA for its participation in certain development expenses carried out by the Company, within the framework of determined budgets and time periods.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 16 - OTHER LONG-TERM LIABILITIES (CONT.):

b.	Liability for royalties payable (cont.):

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

The difference between the consideration received and the liability recognized at inception (present value) was treated as a government grant according to IAS 20 and recognized as a reimbursement of research expenses or a reduction in capitalized development costs.

	December 31, 2023	December 31, 2022

At January 1	1,107	1,368
Principal Payments	(11)	(429)
Amounts recognized as an offset from research and development expenses	(113)	(210)
Revaluation of the liability	213	378
As of December 31	1,196	1,107

NOTE 17 - FORWARD PURCHASE AGREEMENT:

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

The difference between the fair value of the shares deemed to be issued to the SPAC holders, including the Seller's and the net financial instruments held by the SPAC (including the fair value of the FPA) are recognized as listing expenses. The financial instrument was measured at fair value initially and subsequently, with changes in fair value recognized in profit or loss.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 17 - FORWARD PURCHASE AGREEMENT (CONT.):

For the purpose of measuring the price of FPA assets a Monte Carlo simulation model was used. The inputs used in determining the fair value are: risk-free rate of 4.30%, volatility of 50% and contractual time of 3 years. The FPA liability value for October 27, 2022 is based on public share price of $8.29.

On October 31, 2023, the Company entered into a termination agreement with the Seller, dated October 31, 2023. Pursuant to the termination agreements, the parties agreed (i) terminating Forward Purchase Agreement, (ii) that Vellar and ACM relinquish their rights to an aggregate of 3,599,444 ordinary shares (which includes all remaining Subject Shares held by ACM and Vellar), which are to be transferred to FP in connection with their consent to the transactions contemplated by the MDA Agreement (See also Note 12(d). Further, the Company agreed to pay Vellar and ACM an aggregate amount of approximately $6.5 million in installments until May 31, 2024, in the case of Vellar, and March 31, 2024, in the case of ACM. The Termination Agreements further provide that if the Company fails to make the required payments to ACM on time (subject to certain conditions as described therein), the total amount payable by us to ACM will increase by $3.7 million (which amount will be payable on the final installment date).

At January 1, 2022	-
FPA (SPAC transactions)- Assets	42,502
FPA (SPAC transactions)- Liability	(13,306)
FPA (SPAC transactions) net	29,196
Revaluation as of 21.11.2022	(36,692)
Issuance of shares in 21.11.2022	49,998
Revaluation as of 31.12.2022	(1,650)
As of December 31, 2022	40,852
Cash received	(10,026)
Revaluation as of October 2023	(37,408)
Termination	(6,582)
As of December 31, 2023	-

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 18 - EQUITY:

a.	Ordinary share:

Ordinary share confers upon its holders the rights to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

b.	SPAC merger:

Prior to the SPAC Transaction (see Note 1), in additional to the ordinary shares, the Company held three classes of preferred shares (A, B and C) which beard different rights and preferences and which were issued at early stages of the Company, All Preferred Shares were converted into Ordinary Shares and the company has canceled its par value of the Ordinary Shares. In addition, all shares were split by exchange ratio of 1.046.

c.	Share Option Plan:

On September 4, 2013, the Company’s board directors adopted for the first time the 2013 Share Incentive Plan pursuant to which the board of directors is authorized to issue share options, restricted share and other awards to officers, directors, employees, consultants and other service providers of the Company’s Israeli subsidiary. Each option can be exercised for one ordinary share with a par value of $0.008 per share. Each option is exercisable over up to 10 years from the grant date. On May 12, 2020 following the Reorganization described in Note 1(a) the board of directors adopted 2020 Share Award Plan replacing the 2013 Share Incentive Plan and all the Israeli employees were re granted according to the 2020 Share Award Plan after receiving an approval from the Israeli Tax Authorities for tax exemption in accordance with the provisions of section 104B (f) of the Income Tax Ordinance.

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

In 2022, the Company granted 1,405,568 options to purchase shared of the Company’s employees. The Company didn’t grant options in 2023. In 2023 and 2022, 229,760 and 225,964 options respectively were exercised by employees and converted to shares. As of December 31, 2023 and 2022, 6,214,912 and 7,297,303 options to purchase the Company’s shares were outstanding, respectively, of which 2,669,614 were exercisable as of December 31, 2023.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 18 - EQUITY (CONT.):

c.	Share Option Plan (cont.):

In 2023 the Company granted for the first time 7,808,280 Restricted Stock Units (“RSU”) to employees and subcontractors. The RSUs represent the right to receive Ordinary Shares at a future time and vest over a period of four years with 1 year cliff and thereafter a quarterly vesting over the remaining of 3 years. The RSUs that were granted to the Israeli employees were granted under Section 102 of the Israeli Tax Ordinance. As of December 31, 2023, 5,219,101 RSU are outstanding.

On May 4, 2017 the Company’s board of directors approved EMI share option scheme pursuant to which the board of directors is authorized to issue share options, restricted share and other awards to officers, directors, employees, consultants and other service providers of the Company’s UK subsidiaries. Each option can be exercised for one ordinary stock with a par value of $0.008. Options granted vest in equal tranches over three years from the grant date. Each option is exercisable up to 10 years from the grant date. On May 12, 2020 following the Reorganization described in Note 1(a) the board of directors adopted 2020 EMI Share Option Plan replacing the EMI share option scheme and all the employees in UK were re granted according to the 2020 EMI Share Option Plan.

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

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 18 - EQUITY (CONT.):

c.	Share Option Plan (cont.):

The following table summarizes information about share options outstanding and exercisable as of December 31, 2023:

Options Outstanding		Options Exercisable
Number Outstanding on December 31, 2023 (in thousands)	Weighted Average Remaining Contractual Life	Number Exercisable on December 31, 2023 (in thousands)	Exercise Price
	Years		USD

768	1.06	768	0.0001
563	0.17	563	0.536
260	4.46	260	0.550
1,162	5.26	1,095	1.102
3,462	7.1	485	2.5
6,215		3,171

	2023		2022
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
	USD		USD
Options outstanding at the beginning of year:	7,297	1.76	7,710	1.72
Changes during the year:
Granted	-	-	1,405	2.50
Exercised	38	0.68	226	0.42
Forfeited	1,044	2.38	1,592	0.22
Options outstanding at end of year	6,215	1.67	7,297	1.76
Options exercisable at year-end	3,171	0.90	3,169	0.87

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 18 – EQUITY (CONT.):

c.	Share Option Plan (cont.):

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes framework with the following assumptions: dividend yield of 0% for all years; expected volatility:– 40%-60%; risk-free interest rate: 0.1%-2.5%-; and expected life: 2-4 years.

The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on the Company’s historical experience and expectation of future dividends payouts and may be subject to change in the future.

The RSUs to employees and services providers outstanding as of December 31, 2023 as follows:

Number of RSUs
Outstanding at beginning of year	-
Granted	7,808,280
Vested	(902,753)
Forfeited	(1,686,426)
Unvested as of December 31, 2023	5,219,101

NOTE 19 – MATERIAL COMMITMENTS:

a.
The Company’s UK subsidiaries had signed several agreements with the European Space Agency (hereinafter: “ESA” or “The Agency”) as part of the Agency’s ARTES programs. The objectives of ARTES programs are to ensure the readiness of the industry to respond to commercial opportunities by focusing the activities on technological innovation in equipment, systems, and applications for satellite communication, resulting in products ready for future exploitation within either the commercial or institutional market. Accordingly, the Agency had agreed to participate in the funding of the development of an integrated chip sets for several industries, which includes both hardware and software. The Agency’s participation varies between 50%-75% of the cost, depending on the nature of the engagement.

The grants are recognized in the statement of operations as a reduction of research and development expenses and are recognized when the Company is entitled, on the basis of the accumulation of expenses for which the grants are received.

The Agency does not require any future royalties nor any ownership of the Intellectual Property (“IP”) resulting from the development which is owned by the Company’s UK subsidiaries, however, the agreement do stipulates that the IP will be available to the Agency on a free, worldwide license for its own requirements, The Agency can require the Company to license the IP to certain bodies that are part of specified Agency programs, for the Agency’s own requirements on acceptable commercial terms and can also require the Company to license the IP to any other third party for purposes other than the Agency’s requirements subject to the approval of the Company that those other purposes do not contradict its commercial interests.

Grants received from ESA are recognized in the statement of operations as a reduction of the research and development expenses and are recognized when the Company is entitled, on the basis of the accumulation of expenses for which the grants are received.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 19 - MATERIAL COMMITMENTS (CONT.):

b.
The Israeli Subsidiary also participated in programs that were financed by the Government of Israel for supporting research and development activities. As of December 31, 2022, the Israeli Subsidiary had obtained grants from the IIA to finance its research and development programs in the aggregate of $6,334 thousand, of which $3,289 bear royalties.

In return for financing these programs, the Israeli Subsidiary committed to pay the IIA royalties of 3%-4% of total sales of products from revenues related to these programs. The royalties will be paid up to a maximum amount representing 100% of total grants received and are linked to the U.S. dollar exchange rate with the addition of an annual dollar interest rate. As of December 31, 2022, and December 31, 2020 the Israeli Subsidiary has accumulated liability in respect of royalties to the IIA in the amount of $314 and $916 thousand, respectively, representing 3%- 4% of revenues.

As of December 31, 2023, and December 31, 2022, the Israeli Subsidiary has a contingent liability to IIA in the amount of $1,107 and $1,368, respectively, based on discounted future royalties at an interest rate of 20%, respectively.

Legal proceedings:

The Company, SatixFy Limited, and certain shareholders and directors of the Company (the “Defendants”) were served with two lawsuits filed in the district court in Tel Aviv on March 22, 2022, by certain plaintiffs purporting to be stockholders of the Company (the “Plaintiffs”). Based on their prior stakes in Satixfy Limited, a company incorporated in Hong Kong, whose business was assigned to the Company in exchange for the issuance of equivalent holdings in the Company, except for certain shares placed in trust for the benefit of certain service providers, the Plaintiffs claim they are entitled to an aggregate of 2,000,000 Ordinary Shares of the Company and that the said trust mechanism does not pertain to them. The Plaintiffs ask for the amendment of the Company’s shareholders register accordingly, (ii) an order enjoining the defendants from executing any transaction or taking any other action that could adversely and disproportionally affect the Plaintiffs’ rights as shareholders, and (iii) the Defendants to notify the relevant regulatory authorities of the plaintiffs’ claim. The Company issued and placed in trust sufficient shares to provide for the Plaintiffs’ alleged stakes in the Company should the Plaintiffs prevail on the merits.

In May 2022, the court rejected Plaintiffs request for specific injunctive relief while ordering the appointment of a former judge, Mr. Yossi Shapira, as the new trustee to exercise fiduciary authority over such shares. The Plaintiffs claim on the merits remains pending, and statements of defense were filed by the respondents in July 2022. After the preliminary stage of the proceeding, the Plaintiffs are expected to file their evidence during April 2024, followed by the respondents’ evidence. The Company believes that these proceedings will not have a material impact on the Company.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 19 - MATERIAL COMMITMENTS (CONT.):

Legal proceedings (cont.):

On October 27, 2022, Sensegain Prodigy Cayman Fund SP3 (“Sensegain”) defaulted on its commitment to purchase units it had subscribed for in connection with the PIPE financing pursuant to its Subscription Agreement with SatixFy and Endurance. As a result of the default, out of the $29,100,000 previously committed by subscribers pursuant to the Subscription Agreements, SatixFy received $20 million in proceeds from the PIPE financing. On December 12, 2022, we filed a complaint against Sensegain in the New York Supreme Court, County of New York, seeking specific performance by Sensegain under the Subscription Agreement or, in the alternative, damages in the amount Sensegain owes pursuant to the Subscription Agreement (plus applicable interest and fees). We intend to withdraw this matter due to enforceability limitations.

In June 2023, Alta Partners, LLC (“Alta”) filed a complaint against us in the U.S. District Court for the Southern District of New York claiming unspecified damages for an alleged breach by us of the warrant agreement in relation to certain of its public warrants allegedly held by Alta.

In December 2023, the Company and Alta reached a settlement agreement according to which, the Company shall pay to Alta the sum of $2.3 million as follows: (i) $1 million no later than five (5) business days after the Effective Date; and (ii). $1.3 million in thirteen (13) monthly installments of one hundred thousand ($100,000) each with the first instalment no later than March 1, 2024. Upon reception of the first installment Alta had agreed to dismiss all actions in against the Company.

Covenants:

The FP loan has several Covenants- See note 11.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 19 - MATERIAL COMMITMENTS (CONT.):

Royalty commitments:

The Company receives research and development grants from the IIA. In consideration for the research and development grants received from the IIA, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. If the Company does not generate sales of products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable at the rate of 3%-4% from the time of commencement of sales of all of the Company’s products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, plus interest at LIBOR.

Until October 25, 2023, the interest was calculated at a rate based on 12-month London Interbank Offered Rate, or LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest will be calculated at a rate based on 12-month Secured Overnight Financing Rate, the SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

NOTE 20 - REVENUES:

The Company splits its revenues from contracts with customers in accordance with contracts for provision of R&D services and products as presented in the statement of comprehensive loss.

The Company is organized as one operating segment.

Main customers:

1.	Transactions with main customers:

The company has four main customers: MDA, for which revenues were reported as revenues from provision of development services, a confidential customer, for which revenues were reported as revenues from provision of development services, Telesat, for which revenues were reported as revenues from provision of development services and iDirect, for which revenues were reported as revenues from sale of products.

	For the year ended December 31,
	2023		2022		2021
	USD thousands	%	USD thousands	%	USD thousands	%
Jet Talk	-	-	-	-	3,116	14%
Airbus	188	2%	318	3%	3,256	15%
Telesat	4,250	40%	5,326	50%	8,400	39%
iDirect	2,605	24%	489	5%	2,074	10%
Trustcom	-	0%	1,108	10%	-	-
MDA	1,497	14%	1,907	18%	-	-
Confidential Customer	1,309	12%	1,162	11%	-	-

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 20 - REVENUES (CONT.):

2.	Geographical areas:

The following table splits the Company’s revenues by main geographical areas:

	US & Canada			UK			Other			Consolidated
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Revenues	8,446	9,310	13,196	732	1,070	7,325	1,552	246	1,199	10,730	10,626	21,720

NOTE 21 - COST OF SALES AND SERVICES:

	December 31, 2023	December 31, 2022	December 31, 2021

Salaries and related expenses	2,861	3,556	6,764
Materials and models	2,276	707	1,516
Depriciation	34	21	56
Chip Development tools and Subcontractors	767	214	507

Total	5,938	4,498	8,843

NOTE 22 - RESEARCH AND DEVELOPMENT EXPENSES, NET:

	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021

Salaries and related expenses, including Stock Based Compensation	23,450	21,923	18,810
Chip pre-production and Development tools	9,917	7,214	12,936
Government support and grants	(4,241)	(12,295)	(13,802)

Total	29,126	16,842	17,944

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 23 - SELLING AND MARKETING EXPENSES:

	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021

Salaries and related expenses	2,866	2,335	1,752

Total	2,866	2,335	1,752

NOTE 24 - ADMINISTRATIVE AND GENERAL EXPENSES:

	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021

Salaries and related expenses	5,925	8,175	3,233
Depreciation and overheads	93	132	240
Expected Credit Loss (a)	1,876	-	-
Other expenses (b)	6,667	942	262

Total	14,561	9,249	3,735

(a)
Write off of a contract asset relating to Jet-Talk contract asset balance, as the Company does not believe it can benefit from the remaining asset due to certain disagreement between the parties, which are under discussion and expected to be resolved in the near future.

(b)	In 2023 expenses occurred following the Alta settlement of $2.3 million (see Note 19) and new D&O Insurance policy expenses.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 25 - LISTING EXPENSES:

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

	Note	October 27, 2022
Price Adjustment Shares		212,675
Issuance of shares		149,657
Private Warrants	15	1,681
Public Warrants	15	2,203
PIPE Warrants	15	22
Net Liability of Business Combination		687
Forward Purchase Agreement- Liabilities	17	13,306
		380,231

Total Cash		(7,813)
Forward Purchase Agreement- Assets	17	(42,502)
		(50,315)

Other Listing Expenses		3,410

Total		333,326

The Company’s share listing expenses are a non-recurring nature and only impact the 2022 financial statements as the Company listed on NYSE in 2022.

	Quantity	Price	Total Amount
Price Adjustment Shares	27,500	7.73	212,575	2
Premium- SPAC shares	14,800	10.11	149,628	3
Warrants	18,630	0.22	4,099	1
Forward Purchase Agreement- Liabilities	1,605	8.29	13,305	1
Forward Purchase Agreement- Assets			42,502	4

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 25 - LISTING EXPENSES (Cont.):

(1)	Price based on the public price in the closing date.
(2)	See note 15.
(3)	Price based on the market price prior to the SPAC transaction.
(4)	See note 17.

NOTE 26 – TAX EXPENSES:

A.	Tax base:

UK:

The corporate tax rate in the UK was 19% in the years 2023 and 2022.

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

Israel:

The Company's Israeli subsidiaries are subject to the tax laws of the State of Israel, whose overall tax rate was 23% in 2023 and in 2022. The company is entitled to various tax benefits in Israel by virtue of its status as a "preferred enterprise" as defined in the tax regulations. The benefits include, among other things, a reduced tax rate.

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

NOTE 26 – TAX EXPENSES (CONT.):

B.	Uncertain tax position:

The Company did not record any liability in respect of income taxes related to deferred tax benefits at the date of adoption and did not record any liability in respect of deferred tax benefits during 2023 and 2022. Accordingly, the Company has not recorded any interest or penalty for any unrecognized benefit. The Company recorded a tax liability following the MDA Agreement (See note 3).

C.	Tax losses:

As of December 31, 2023, the Company has a carry-forward loss of approximately $86 million, according to the 2023 tax return, which may be utilized to offset taxable income in the future.

The Company did not create deferred taxes due to the uncertainty in their future utilization.

D.	Tax assessments:

The Company has not yet received final tax assessments in any of its subsidiaries.

NOTE 27 - LOSS PER SHARE:

Below are the net loss data attributed to capital rights owners. The loss per share is calculated according to the weighted average number of the shares issued in the relevant financial periods, the weighted average number of the ordinary shares issued and the loss for the period as follows:

	For the year ended December 31
	2023	2022	2021
Calculation of basic earnings per share:
Net loss	(29,715)	(397,789)	(17,050)
Loss attributed to ordinary shareholders in USD	(29,715)	(397,789)	(17,050)

Weighted average number of ordinary shares	80,974,653	30,030,805	18,732,473

Basic and diluted loss per share attributed in USD	(0.37)	(13.25)	(0.91)