Form 20-F
period 2024-12-31
SatixFy Communications Ltd.
filed 2025-04-01
CIK 1915403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 85,672,474 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

SatixFy Communications Ltd.

INTRODUCTION

In this Annual Report on Form 20-F, or this Annual Report, “SatixFy,” “Company,” “we,” “our,” “us,” and “SATX” refer to SatixFy Communications Ltd. and our consolidated subsidiaries.

We were incorporated in 2012 as a Hong Kong company. In January 2020, we reorganized and were re-incorporated as a private company limited by shares under the laws of the State of Israel with all company business transferring to the Israeli entity.

We are a growth company developing advanced Application-Specific Integrated Circuit, or ASIC, and Radio Frequency Integrated Circuit, or RFIC, chips based on technology designed to meet the requirements of a variety of satellite communications applications, mainly for Low Earth Orbit, or LEO, Medium Earth Orbit and geostationary satellite communications systems, Aero or In-Flight-Connectivity, or IFC, systems and certain on the pause applications. Our chip technology supports electronically steered multibeam antennas, digital beamforming and beam-hopping, on-board processing for payloads and software defined radio, or SDR, modems – each of which will be critical for providing optimized access to LEO satellite constellations.

On October 28, 2022, we became publicly traded after completing a merger with Endurance Acquisition Corp., a special purpose acquisition company, or SPAC, and listed on the NYSE American under the ticker symbol "SATX".

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this Annual Report to “NIS” are to New Israeli Shekels, references to “dollars” or “$” mean U.S. dollars, references to “GBP” or “£” are to British pounds sterling and references to “Euro”, “EUR” and “€” are to currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty Establishing the European Community, as amended.

This Annual Report includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding us or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Annual Report may include, for example, statements about:

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements.

Important factors that could cause such differences include, but are not limited to:

•
Our financial statements for the year ended December 31, 2024, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all;

•	Unpredictability in the satellite communications industry;

•	The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;

•	Competition in the satellite communications industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors;

•	Failure by us to adjust our supply chain volume due to changing market conditions or failure to estimate our customers’ demand;

•	Disruptions in relationships with any one of our key customers;

•	Disruptions in relationships with any one of our third-party manufacturers or suppliers;

•	Any difficulty selling our products if customers do not design our products into their product offerings;

•	Our dependence on winning selection processes and gaining market acceptance of our technologies and products;

•	Even if we succeed in winning selection processes for our technologies and products, we may not generate timely or sufficient net sales or margins from those wins;

•	Our ability to execute our strategies, manage growth and maintain our corporate culture as we grow;

•	Sustained yield problems or other delays in the manufacturing process of products;

•	Changes in the need for capital and the availability of financing and capital to fund these needs;

•	Our estimates of our total addressable market and the demand for and pricing of our products and services;

•	Our ability to maintain effective internal control over financial reporting;

•	Our ability to retain key personnel and to replace such personnel on a timely basis or on acceptable terms;

•	Exchange rate fluctuations;

•	Changes in interest rates or rates of inflation;

•	Legal, regulatory and other proceedings;

•	Changes in applicable laws or regulations, or the application thereof on us;

•	The results of future financing efforts;

•	Our ability to maintain compliance with the continued listing standards of the NYSE American;

•	Obtaining requisite approvals related to the Merger, the timing for obtaining such approvals and consummation of the Merger;

•
General market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the multi-front war Israel is facing and geopolitical, trade, tariff and regulatory uncertainties;

•	The other matters referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this Annual Report generally.

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this Annual Report. We have no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

Market, ranking and industry data used throughout this Annual Report, including statements regarding market size and technology adoption rates, is based on the good faith estimates of our management, which in turn are based upon our management’s review of internal surveys, independent industry surveys and publications, and other third-party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Item 3. Key Information — D. Risk Factors” in this Annual Report.

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

Summary of Risk Factors

Our ability to implement our business strategy is subject to numerous risks, as more fully described in this Annual Report. These risks include, among others:

•	We operate in a highly competitive industry and may be unsuccessful in effectively competing in the future.

•	We have incurred net losses in each year since inception and may not be able to continue to raise sufficient capital or achieve or sustain profitability.

•	We may not be able to generate sufficient cash to service our indebtedness.

•
We estimate, including market opportunity estimates and growth forecasts, are subject to inherent challenges in measurement and significant uncertainty, and real or perceived inaccuracies in those metrics and estimates may harm our reputation and negatively affect our business.

•
Our financial statements for the year ended December 31, 2024 contain an explanatory note regarding substantial doubt concerning out ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all;

•	Our results of operations may vary significantly from our expectations or guidance.

•	We may not be able to comply with contracts with our customers, and non-compliance may harm our operations and expose us to potential third-party claims for damages.

•	Loss of key employees and the inability to continuously recruit and retain qualified employees could hurt our competitive position.

•
We rely on third parties for manufacturing of our products. We do not have long-term supply contracts with our foundry or most of our third-party manufacturing vendors, and they may not allocate us sufficient capacity at reasonable prices to meet future demands for our solutions.

•
Our business is subject to a wide range of laws and regulations, many of which are continuously evolving, and failure to comply with such laws and regulations could harm our business, financial condition and operating results.

•	We are subject to risks from our international operations.

•
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

•
Defects, errors or other performance problems in our software or hardware, or the third-party software or hardware on which we rely, could harm our reputation, result in significant costs to us, impair our ability to sell our systems and subject to substantial liability.

•
We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity, which can increase the cost of doing business, compliance risks and potential liability.

•	Changes in our effective tax rate may adversely impact our results of operations.

•	Exchange rate fluctuations between the U.S. dollar, the British pound, the Euro and other foreign currencies may negatively affect our future revenues.

•	Managing a public company and compliance with regulatory requirements may divert the attention of our senior management from the day-to-day management of our business.

•	Investors’ rights as our shareholders are governed by Israeli law, which differs in some respects from the rights of shareholders of non-Israeli companies.

•	The market price of our equity securities may be volatile, and your investment could suffer or decline in value.

•
We are an “emerging growth company” and avail ourselves of the reduced disclosure requirements applicable to emerging growth companies, which could make our equity securities less attractive to investors.

•	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

•	Future sales or other issuances of our securities could depress the market price for our securities.

•
Failure to meet NYSE American LLC’s, or the NYSE American, continued listing requirements could result in the delisting of our ordinary shares, no par value per share, or Ordinary Shares, negatively impact the price of our Ordinary Shares and negatively impact our ability to raise additional capital.

•	The Merger may not be completed and such a failure could negatively impact our Ordinary Share price, business, financial condition, results of operations or prospects.

•	Some of our directors and executive officers have interests that may be different from, or in addition to, the interests of our shareholders.

•	The fact that there is a Merger pending could materially harm our business and results of operations.

•
Our obligation to pay a termination fee or a breakup fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other potential acquisition proposals may discourage other potential transactions that may be favorable to our shareholders.

•	If the Merger is not consummated by December 31, 2025 under certain circumstances that may be beyond our control, either we or MDA Space will be entitled to choose not to proceed with the Merger.

•
Our shareholders could file lawsuits in the future challenging the Merger, which may delay or prevent the Closing, cause the Company to incur substantial defense or settlement costs, or otherwise adversely affect the Company.

RISK FACTORS

Risks Related to Our Business and Industry

We have limited capital currently available, and, if the Merger is not completed, we will need to raise additional capital in the future to fund our operations and develop our technology, chips, and satellite communications systems. If we fail to raise sufficient capital or are unable to do so on favorable or acceptable terms, we might not be able to make the necessary investments in technology development, our operating results may be harmed, we may have to seek protection under insolvency laws and may be unable to continue our operations.

The satellite communications industry is subject to rapid technological changes, new and enhanced product introductions, product obsolescence and changes in user requirements. We plan to continue to make significant investments in next-generation satellite communications technologies in order meet industry developed requirements. In addition, major new companies entering this market might reshape the competitive landscape. In order to fund our near-term operations and continue developing next-generation technologies, we require and are exploring options to obtain equity financing, which, if obtained, may be subject to unfavorable terms and could impair the value of our Ordinary Shares, dilute existing shareholders’ ownership interests and impose restrictions on us.

In order to preserve liquidity and allow us more time to evaluate our financing and strategic alternatives, we entered into a Credit Agreement, dated February 1, 2022, with Wilmington Savings Fund Society, as administrative agent and the lenders thereunder, or as amended on September 13, 2022, April 23, 2023, June 2, 2023, October 31, 2023, and April 1, 2025 the Credit Agreement. The Credit Agreement, as amended, places certain obligations on us in connection with future agreements we enter into. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Financing” for more information. Our inability to raise sufficient capital on reasonable terms may adversely affect our ability to develop new technologies and chips and satellite communications systems, and may result in our breach of certain covenants under the Credit Agreement (see “— We may not be able to generate sufficient cash to service our indebtedness”), which could result in our inability to fund our working capital requirements and otherwise adversely affect our business, financial condition and results of operations. If the amount of capital we are able to raise from financing activities, together with our revenues and cash flows from operations, is not sufficient to satisfy our capital needs (even to the extent that we reduce our operations), third parties may be reluctant to provide the services we need in order to operate, and we may be required to obtain financing on unattractive terms, divest our assets at unattractive prices, seek protection under insolvency laws or cease our operations.

We are an early-stage company with a history of losses, have generated less revenues than our prior projections, and have not demonstrated a sustained ability to generate predictable revenues or cash flows. If we do not generate revenue as expected, our financial condition will be materially and adversely affected.

Since inception, we have devoted substantially all of our resources to designing, developing and manufacturing our chips and satellite communications systems and technology, enhancing our engineering capabilities, building our business and establishing relations with our customers, raising capital and providing general and administrative support for these operations. We have a history of losses and have generated substantially less revenues than we previously predicted and have not demonstrated a sustained ability to generate predictable or sustained revenue or cash flows from our satellite communications systems and chips, nor have we successfully converted leads into commercial engagements. For example, we have experienced extended delays in the manufacturing cycle of our third-party manufacturer and related delays in our ability to deliver chips, payloads and terminals and/or delays in our development work, a strategic decision by management to reduce sales in China due to concerns about the changes in the regulatory environment and the termination of discussions with a number of prospective customers and deferrals of orders under existing contracts and postponement of new contract negotiations with certain existing customers. Our ability to generate predictable revenue and operating cash flows sufficient to fund our working capital requirements continues to be negatively impacted by these factors, and we expect these factors to continue to negatively impact our operations for the foreseeable future. Consequently, any assessment of our current business or future success or viability may be less accurate than it would be if we had a longer operating history or an established track record in generating predictable revenues or operating cash flows sufficient to fund our working capital requirements. Further, our limited financial track record, without meaningful revenue from our expected future principal business, is of limited reference value for the assessment of our business and future prospects.

We incurred losses of approximately $45.7 million and $29.7 million for the year ended December 31, 2024 and the year ended December 31, 2023, respectively. We expect to continue to incur losses until we are able to onboard a sufficient number of new customers and contracts and launch and scale a sufficient number of our satellite communications systems and related products to become profitable. As we work to transition from technology and product development activities to commercial production and sales, it is difficult to forecast our future results. Although we have several customer contracts, we have limited insight into trends that may emerge and affect our business, including our ability to attract and retain customers, the amount of revenue we will generate from our customers and the competition we will face. If our revenue grows slower than we anticipate or otherwise fall materially short of our forecasts and expectations, we may not be able to achieve profitability and our financial condition will be materially and adversely affected which could cause our share price to decline and investors to lose confidence in us.

Amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings.

As of December 31, 2024, our backlog was approximately $88 million, consisting of estimated revenue pursuant to customer orders and signed contracts. Our backlog includes a pre-payment in the amount of $33 million pursuant to the Master Purchase Agreement, dated October 31, 2023, between us and Macdonald, Dettwiler and Associates Corporation, or the Master Purchase Agreement, which is part of the Share Purchase Agreement, or the MDA Agreement, dated August 30, 2023, by and among SatixFy Space Systems UK Ltd., our wholly-owned subsidiary and MDA Space and Robotics Limited, or MDA Space, an affiliate of MDA Ltd. For a discussion of a separate agreement, with MDA see “Item 4. Information on the Company – Recent Corporate Developments – Merger Agreement”. Our customer orders may be terminated under certain circumstances, including if we fail to meet delivery deadlines or otherwise breach our contracts, and most of our customer contracts are terminable upon prior notice to us, without penalty. The disclosure of backlog aids in the analysis of the demand for our products, as well as our ability to meet that demand. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing a contract with a customer and delivery of the product to the customer and revenue recognition. In addition, backlog is not necessarily indicative of our revenues to be recognized in a specified future period, and we cannot assure that we will recognize revenue with respect to each order included in backlog. In addition, our customers may order products from multiple sources to ensure timely delivery and may cancel or defer orders without significant penalty. Our customers also may cancel orders when business is weaker, and inventories are excessive. While as of the date of this Annual Report, no orders were cancelled, should a cancellation occur, our backlog and anticipated revenue would be reduced unless we are able to replace the cancelled order. As a result, we cannot provide assurances as to the portion of backlog to be filled in a given year, and our backlog as of any particular date may not be representative of actual revenues for any subsequent period.

We are currently experiencing, and may continue to experience, increased risks and costs associated with volatility in labor or component prices or as a result of supply chain or procurement disruptions, which may adversely affect our operations.

Our chips and satellite communications systems, including the manufactured assemblies used in our satellite communications systems, are manufactured by third parties in several countries in Europe and in the Far East using inputs, such as silicon wafers, laminate substrates, gold, copper, lead frames, mold compound, ceramic packages and various chemicals and gases as well as other production supplies used in our manufacturing processes. Additionally, worldwide manufacturing capacity for chips is relatively inelastic. The present demand for chips is exceeding market supply, which has resulted in increases in the prices we pay for our supply of chips, as well as extended delivery delays beyond what we have experienced in the past. If such supply and demand pressure continues, the prices we pay for our chips and, potentially, other components and assemblies could become substantially more expensive and the delivery time for such products could be materially prolonged, which would have an adverse effect on our ability to meet our customers’ demand. The current global shortage in semiconductor and electronic components, resulting mainly from macro trends such as strong demand for 5G devices and high performance computing, as well as the wars between Russia-Ukraine and the multi-front war that Israel is facing, has resulted in disruptions in our supply chain and delays in the delivery of our chips by our third-party manufacturers, increases in the prices of our chip components and manufacturing and disruptions in the operations of our suppliers and customers. Additionally, because the quantity of chips and assemblies our orders comprise a small percentage of the overall output of our third-party manufacturers, our third-party manufacturers have, and may continue to, prioritize their near-term capacity for the production of products for larger companies while extending delivery times for our products. If this chip manufacturing capacity shortage continues for a prolonged period of time, or if we are unable to secure manufacturing capacity on acceptable price and delivery terms, it could negatively impact our ability to meet our customer’s demand for our chips and satellite communications systems and have an adverse impact on our revenue, results of operations and customer relationships. See “— We rely on third parties for the manufacturing of our chips and other satellite communications system components. We do not have long-term supply contracts with our foundry or most of our third-party manufacturing vendors, and they may not allocate us sufficient capacity at reasonable prices to meet future demands for our solutions.”

Many of the manufacturers of our chips and satellite communications systems components are located outside of the jurisdictions in which we have facilities and sites, necessitating international shipping. Supply chain disruptions have occurred and may continue to occur from time to time due to a range of factors beyond our control, including, but not limited to, international conflicts, such as the current the multi-front war that Israel is facing, Russia’s invasion of Ukraine, climate change, increased costs of labor, freight cost and raw material price fluctuations or a shortage of qualified workers. Such supply chain disruptions could materially impact our operating performance and financial position, including if deliveries to us are delayed or if such disruptions negatively impact the business and operations of our key customers. See “— our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the multi-front war that Israel is facing.”

The Russia-Ukraine war poses indirect but unpredictable risks of disruption to our business. Several of our current and prospective customers are operators of communication satellite constellations and have historically used Russian-based launch facilities and vehicles to place their satellites into orbit. If these customers are unable to find alternative launch venues on a timely basis or at all, they may experience delays in deploying their satellites, which in turn could cause them to defer orders for our satellite communications chips and satellite payloads. For example, Eutelsat OneWeb, or OneWeb, announced that it was suspending all satellite launches from Russia’s Baikonur Cosmodrome. As a result, it partnered with companies in other countries to launch its satellites, which includes test launches of satellites equipped with our payload systems, and we have no control over its ability to transition its expected satellite launches on a timely basis. OneWeb also announced its merger of equals with Eutelsat Group, a major geostationary, or GEO, satellite provider, in September 2023, which resulted in further delays and changes in OneWeb’s satellite projects.

Additionally, the third-party manufacturers, suppliers and distributors that we contract with are susceptible to losses and interruptions caused by factors outside of their control, such as floods, hurricanes, earthquakes, typhoons, volcanic eruptions, and similar natural disasters, as well as power outages, telecommunications failures, industrial accidents, geopolitical instability (including instability caused by international conflict, such as the Russia-Ukraine war or the increasing potential of conflicts in Asia implicating the global semiconductor supply-chain, such as conflicts between Taiwan and China), health and safety epidemics and similar events. The occurrence of natural or conflict-related disasters in any of the regions in which these third-party service providers operate could severely disrupt the operation of our business by negatively impacting our supply chain, our ability to deliver products, and the cost of our products. Such events can negatively impact revenue and earnings and can significantly impact cash flow, both from decreased revenue and from increased costs associated with the event. In addition, these events could cause consumer confidence and spending to decrease or result in increased volatility to the United States and worldwide economies.

The magnitude and nature of the effects of these challenges and uncertainties on our business are difficult to predict and such effects may not be fully realized, or reflected in our financial results, until future periods.

We rely on third parties for the manufacturing of our chips and other satellite communications system components. We do not have long-term supply contracts with our foundry or most of our third-party manufacturing vendors, and they may not allocate us sufficient capacity at reasonable prices to meet future demands for our solutions.

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

Currently, the majority of our chips are supplied by a single foundry, GlobalFoundries, Inc., or GlobalFoundries. We obtain manufacturing services from our foundry vendor and negotiate pricing on a purchase order-by-purchase order basis. We do not have contractual assurances from our foundry vendor that adequate capacity will be available to us when we need it or to meet our anticipated future demand for chips. We have continued to experience delays and price increases in 2024 with respect to the production of chips at our foundry vendor and expect that we will continue to experience delays and/or increased prices in the near term due to unprecedented levels of demand and the resulting tightening of capacity at our foundry vendor. If this trend continues, it could limit the volume of chips and satellite communications systems we can produce and/or delay production of new chips or satellite communications systems, both of which would negatively impact our business. If these conditions continue for a substantial period or worsen, our ability to meet our anticipated demand for our solutions could be impacted which, in turn, could negatively impact our operations and financial results.

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

Obtaining customer contracts may require us to participate in lengthy competitive selection processes that require it to incur significant costs.

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

We derive a significant portion of our revenue from a limited number of customers and, because the satellite communications industry is characterized by a relatively small number of large players, we anticipate that this customer concentration will continue for the foreseeable future. For the year ended December 31, 2024 and the year ended December 31, 2023, our three largest customers accounted for, in the aggregate, approximately 95% and 78% of our revenue, respectively. If we fail to deliver upon contracts with these three customers, or upon the contracts of other large customers, or if demand by these customers for our chips and satellite communications systems decreases substantially, our revenues and operating results could be materially adversely affected.

Our customers’ continued success will depend in large part on growth within their respective markets. Demand in these markets fluctuates significantly, driven by the development of new technologies and prevailing economic conditions. Factors affecting these markets could seriously harm our customers and, as a result, harm us, including:

•
The effects of catastrophic and other disruptive events at our customers’ operational sites or targeted markets including, but not limited to, natural disasters, telecommunications failures, geopolitical instability caused by international conflict, including the Russia-Ukraine war and the multi-front war that Israel is facing, cyber-attacks, terrorist attacks, pandemics, epidemics or other outbreaks of infectious disease, and breaches of security or loss of critical data;

•	Increased costs associated with potential disruptions to us or our customers’ supply chain and other manufacturing and production operations;

•	The deterioration of our customers’ financial condition;

•	Delays and project cancellations as a result of design flaws in the chips and communications systems developed by us or our customers;

•	The inability of our customers to dedicate the resources necessary to promote and commercialize their products;

•	The inability of our customers to adapt to changing technological demands resulting in their products becoming obsolete; and

•	The failure of our satellite communications systems or our customers’ products to achieve market success and gain market acceptance.

Any slowdown or a disruption in the growth of these markets could adversely affect our financial condition and results of operations.

The success of our business is highly dependent on our ability to effectively market and sell our technologies and to convert contracted revenues and our pipeline of potential contracts into actual revenues, which can be a costly process.

To date, we have relied heavily on equity and debt financing to fund our business and operations, and we are currently generating revenue from a limited number of customer contracts. See “— we generate a significant percentage of our revenue from certain key customers, and anticipate this concentration will continue for the foreseeable future, and the loss of one or more of our key customers could negatively affect our business and operating results.” Our success will be highly dependent on our ability to retain and expand our business with existing customers and convert our pipeline of potential contracts into revenues. If we fail to sign contracts with at least some of the customers envisaged in our pipeline, particularly with large customers over the next years when any large contract would significantly impact our revenues and financial results, and grow sufficient business volume with such customers, our business, financial condition and results of operations will be materially and adversely affected. For example, potential additional future contracts with Telesat, one of our largest customers, related to delivery of SX 3099 chip-enabled ground terminal modems for their LEO network, are dependent on Telesat obtaining the necessary funding for completion of this project.

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

The satellite communications industry is subject to rapid technological changes, new and enhanced product introductions, product obsolescence and changes in user requirements. Our ability to compete successfully in the satellite communications market depends on our ability to successfully enhance our existing technology and develop new chips and satellite communications systems that are responsive to the latest technological advances. Our ability to continue to enhance our existing technology, or develop new technology that is responsive to changing technological requirements and suitable for the needs of market participants, depends on a number of factors, including the following:

•	Our ability to anticipate the needs of the market for new generations of satellite communications digital chip technology;

•	Our ability to continue funding and to maintain our current research and development, or R&D, activities, particularly the development of enhancements to our chips and systems;

•	Our ability to successfully integrate our advanced technologies and system design architectures into satellite communications systems that are compatible with our customers’ infrastructure;

•	Our ability to develop and introduce timely, qualified and on-budget new satellite communications systems or chips that meet the market’s technological requirements;

•	Our ability to establish close working relationships with our customers and to have them integrate our satellite communications systems in their design of new communications systems;

•	Our ability to maintain intellectual properties rights, whether proprietary or third-party, that are necessary to our R&D activities, such as chip development software;

•	Our ability to gain access to the proprietary waveforms that potential customers utilize; and

•	Our ability to obtain funding for continuing our technology and product development.

Some of our chips and satellite communications systems are in the development or engineering (involving the customization of a developed product to the customer’s specifications) stage with limited or no sales to date, and o cannot assure that our chips and satellite communications systems will be successful. If we are unable to design and develop new chips and satellite communications systems that are compatible with current technological needs, it could materially harm our business, financial condition and results of operations.

We will be reliant on our joint venture partner, ST Electronics (Satcom & Sensor Systems) Pte Ltd. for the success of the Jet Talk joint venture and, therefore, our Aero/IFC terminals business.

We hold 51% of the equity in Jet Talk and our joint venture partner, ST Electronics (Satcom & Sensor Systems) Pte Ltd., or STE, participates in significant financial and operational decisions, including participating in the appointment of Jet Talk’s chief executive officer and direct Jet Talk’s R&D, the R&D (which is performed by us as a paid service), marketing activities, and funding. We are developing our large Aero/IFC satellite communications terminal for commercial aircraft under agreements with Jet Talk and, under our joint venture agreement with STE, Jet Talk will have the exclusive right to commercialize and sell our Aero-IFC terminals to the commercial aviation market. We believe that the large Aero/IFC sector is likely to represent a substantial portion of our future business and revenues, most of which are likely to be driven by the commercial aviation market. Accordingly, we expect to rely primarily on STE for managing Jet Talk and directing the marketing and sale of our large Aero/IFC terminals. While we believe our interests are aligned with STE’s, these interests may diverge in the future, including as a result of STE pursuing a different strategy, developing our own competing product, selling or exiting our aerospace business, or other reasons outside of our control. If any of these things were to occur, we would have to replace STE as a partner or expand our own sales and marketing resources, which could increase our costs and materially adversely affect our results of operations.

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

Deterioration of the financial condition of our customers could adversely impact our collection of accounts receivable and may result in delays in product orders or contract negotiations. For the year ended December  31, 2024 and the year ended December 31, 2023, our three largest customers accounted for, in the aggregate, approximately 95% and 78% of our revenue, respectively. As of December 31, 2024 and December 31, 2023, accounts receivable with these customers were approximately $3.9 million and $0.2 million, respectively. We regularly review the collectability and creditworthiness of our customers to determine an appropriate allowance for credit losses. Based on our review of our customers, we currently have only immaterial reserves for uncollectible accounts. If our uncollectible our accounts, however, were to exceed our current or future allowance for credit losses, our operating results would be negatively impacted. Further, recent global inflationary trends and financial markets volatility have resulted in funding constraints that may affect the timing and scale of investments in new communications satellite constellations and related infrastructure by some of our existing and prospective customers. The effects of recent macroeconomic uncertainties on our customers have also resulted in delays to contract negotiations or customer orders and may result in further delays. These and any new or further delays in new contracts or customer orders could materially adversely affect our financial condition and operating results.

Inflation could adversely affect our business and results of operations.

While inflation in the United States and global markets was relatively low before 2020, during 2021 and 2022, the economy in the United States and global markets encountered a material increase in the level of inflation. Although inflation began to moderate in 2023 and 2024, it remains elevated compared to pre-2020 levels. The impact of geopolitical developments such as the Russia-Ukraine war and the multi-front war that is Israel is facing, and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and for how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services, as well as other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

 We compete with various companies across the various satellite communications industry’s segments we serve. In addition to our direct competitors, some of our customers and suppliers also compete with us to some extent by designing and manufacturing their own satellite communications systems. We face intense competition to introduce new technologies and satellite communications systems and to competitively price our chips and satellite communications systems. Some of our competitors have introduced products with more advanced technologies than in the past, which increases competition with our products. Many of our current and potential competitors have existing customer relationships, established patents and other intellectual property, greater access to capital, advanced manufacturing capabilities, more experience in the satellite communications industry and substantial technological resources. We may not be able to compete successfully against current or future competitors, which would adversely affect our business, financial condition and results of operations.

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

The magnitude and nature of the effects of these challenges and uncertainties, in addition to the challenges and uncertainties discussed above under “— We are an early-stage company with a history of losses, have generated less revenues than our prior projections, and have not demonstrated a sustained ability to generate predictable revenues or cash flows. If we do not generate revenue as expected, our financial condition will be materially and adversely affected.”, on our business are difficult to predict and such effects may not be fully realized, or reflected in our financial results, until future periods.

If the available satellite communications markets fail to grow, our business could be materially harmed.

We develop and market satellite communications systems and digital chips across the value chain for the satellite communications industry. The industry is undergoing a dramatic transformation due to lower cost solutions and miniaturization as well as introduction of new technologies and manufacturing practices. Demand for large GEO communication satellites has fallen as new satellite operators prepare to launch constellations of hundreds or thousands of smaller, lower cost LEO and Medium Earth Orbit, or MEO, broadband satellite constellations, increasing the need for chips and products that are small in size, low in weight, with low power consumption and low cost. Because the industry is constantly changing, it is difficult to predict the rate at which these markets will grow or decline.

If the markets for commercial satellite communications systems fail to grow, or if we fail to penetrate the market for LEO satellites, or if LEO satellite operators to whom we are targeting for the sale of our satellite communications systems do not successfully deploy their satellites, or fail to build their clientele in a reasonable period, our business could be materially harmed. Additionally, if we fail to penetrate the market for IFC systems, to which we are a late comer, or if airline operators or service providers to whom we are targeting for the sale of our IFC systems do not select our IFC system, or decide not to pursue IFC upgrade, our business could be materially harmed. A significant decline or a delay in the growth in these two markets could materially harm our business and impair the value of our shares.

We have incurred net losses in each year since inception and may not be able to continue to raise sufficient capital or achieve or sustain profitability.

We have incurred net losses and had net cash outflows from operating activities in each year since 2012, when it commenced operations. We have invested and continue to invest significantly in our business, including in technology R&D and the recruitment of quality industry talent. As of December 31, 2024, we have invested over $271 million in R&D, a substantial portion of which has been defrayed by government and public entity grants.

We have based some of our plans, budgets and financial projections on assumptions that may prove to be wrong, and we may be required to utilize our available capital resources sooner than we expect. Changing circumstances could also cause us to consume capital faster than we currently anticipate, and we may need to spend more than currently expected. The timing of the completion of the development and engineering of our satellite communications systems and chips that are expected to drive our future results is uncertain. The commercialization of these products may also entail unpredictable costs and is subject to significant risks, uncertainties and contingencies, many of which are beyond our control. Certain of these risks and uncertainties include, but are not limited to, changing business conditions, continued supply chain challenges, other disruptions due to governmental and regulatory changes, competitive pressures, regulatory developments or the cessation of public sector R&D funding, among other potential developments. As discussed above, we need to seek additional equity financing in order to fund our operations for the near term and continue the development of products and technologies. Debt financing could contain restrictive covenants relating to financial and operational matters including restrictions on the ability to incur additional secured or unsecured indebtedness that may make it more difficult to obtain additional capital with which to pursue business opportunities. If financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or scale back our operations, which could have a material adverse impact on our business and financial prospects.

In addition, as of December 31, 2024, we had debt to financial institutions of $70 million and our liabilities exceeded our assets by $102 million. Any failure to increase our revenue, manage the increase in our operating expenses, continue to raise capital, manage our liquidity or otherwise manage the effects of net liabilities, net losses and net cash outflows, could prevent us from continuing as a going concern or achieving or maintaining profitability.

Our financial statements for the year ended December 31, 2024, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern opinion could prevent us from obtaining new financing on reasonable terms or at all and risk our ability to continue operating as a going concern.

In part because we have incurred losses in each year since our inception and as of the date of this Annual Report we have a short term debt of $70 million, our audited consolidated financial statements for the period ended December 31, 2024 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. These events and conditions, along with other matters, indicated that a material uncertainty existed as of December 31, 2024, that could cast significant doubt on our ability to continue as a going concern. The financial statements for the year ended December 31, 2024 have been prepared assuming that we will continue as a going concern. Unless the Merger will take effect, our management expects us to continue to generate substantial operating losses and to continue to fund our operations primarily through the utilization of our current financial resources, sales of our products, and through additional raises of capital. As of December 31, 2024, we incurred accumulated losses of approximately $557 million. If the Merger is consummated, we expect that the proceeds and financial support provided through the transaction will alleviate the substantial doubt about our ability to continue as a going concern. A going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise in the future. Further financial statements may also include an explanatory paragraph with respect to our ability to continue as a going concern if the Merger is not completed or if alternative funding sources are not secured. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through existing cash, debt or equity financing, and proceeds from sales under the equity line of credit and ATM Agreement (as defined below) and proceeds from the Equity Line of Credit with Cantor Fitzgerald & Co.  We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products and it risks our ability to continue operating as a going concern.

We may not be able to generate sufficient cash to service our indebtedness.

We have a high amount of debt relative to our earnings. Our ability to make payments on our indebtedness depends on our ability to generate cash in the future. Accordingly, we will need to generate significant cash flows from operations, or obtain new capital, in the future to meet our debt service requirements. Additionally, the Credit Agreement contains customary covenants that limit our ability to incur additional indebtedness or liens or dispose of our assets, which may impair our ability to meet our debt service requirements. See “Item 5. – Operating and Financial Review and Prospects B. Liquidity and Capital Resources – Debt Financing” for more information. If we are unable to generate sufficient cash flows we may make it more difficult for us to obtain future financing on terms that are acceptable to us, or at all, which may require us to seek protection under insolvency laws or cease our operations altogether.

Our estimates, including market opportunity estimates and market growth forecasts, are subject to inherent challenges in measurement and significant uncertainty, and real or perceived inaccuracies in those metrics and estimates may harm our reputation and negatively affect our business.

We track certain key metrics and market data, including, among others, our estimated demand for communication satellites, particularly LEO satellites, which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies or the assumptions on which we rely. We previously reported estimates of our potential future revenue pipeline; however, due to the postponement or narrowing of negotiations of new contracts with existing and prospective customers and the early stage of our negotiations with additional new customers, our management has decided to no longer publicly report our potential revenue pipeline unless and until these uncertainties are resolved, as any such pipeline information would be of limited utility to investors. Our methodologies for tracking these data may change over time, which could result in changes to our metrics, including the metrics we publicly disclose. While our key metrics and market data are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring our performance. For example, the accuracy of our projected potential contract revenue pipeline could be impacted by developments outside of our control, such as changes in customers’ plans, supply chain difficulties and the availability of alternative products. In addition, limitations with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our estimates of operating metrics and market data are not accurate representations of our business, if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Additionally, industry data, forecasts, estimates and projections included elsewhere in this Annual Report are subject to inherent uncertainty as they necessarily require certain assumptions and judgments. Certain facts, forecasts and other statistics relating to the industries in which we compete have been derived from various public data sources, including third- party industry reports and analyses. Accordingly, our use of the terms referring to our markets and industries, such as satellite communications systems, chips, and IFC, may be subject to interpretation, and the resulting industry data, projections and estimates are inherently uncertain. You should not place undue reliance on such information. In addition, our industry data and market share data should be interpreted in light of the defined markets in which we operate. Any discrepancy in the interpretation thereof could lead to varying industry data, measurements, forecasts and estimates. Further, the sources on which such industry and market data and estimates are based were prepared as of a certain point in time, and any changes in global macroeconomic conditions, including recent global inflationary trends and financial markets volatility, could also lead to changes in these data, measurements, forecasts and estimates. For these reasons and due to the nature of market research methodologies, you should not place undue reliance on such information as a basis for making, or refraining from making, your investment decision.

Furthermore, we do not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of our future performance, revenue, financial condition or other results.

Our results of operations may vary significantly from our expectations.

Our revenue, margins and other operating results depend on demand for our chips and satellite communications systems. A decline in demand for such products as a result of economic conditions or for other reasons could materially adversely impact our revenue and profitability. Our prior projections should not be viewed as current and our future operating results will depend on many factors, including the following:

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

•
business, political, geopolitical and macroeconomic changes, including the Russia-Ukraine and the multi-front war that Israel is facing, trade disputes, the imposition of tariffs or sanctions, inflation trends and downturns in the semiconductor and the satellite communications industries and the overall global economy; and

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

The time from conception to launch of a new chip or a satellite communications system may span several years, thereby delaying our ability to realize the benefits of our investments in new technologies. In addition, we may lose our investment in new chips or satellite communications systems that we develop if by the time we launch the new chips or satellite communications systems, they are no longer responsive to market needs or have become obsolete due to technological changes, the introduction of new and superior technology or product or changes in customer needs. For example, the satellite communications industry and the IFC customers we serve, or may serve in the future, will likely experience increased market pressure from telecommunication-based connectivity providers as 5G broadband coverage increases. A decrease in demand for satellite communications connectivity solutions would likely have an adverse effect on such IFC customers’ businesses, which may in turn have an adverse effect on our business and operations. We may also experience design, procurement and manufacturing difficulties that could delay or prevent it from successfully launching new chips and satellite communications systems. Any delays could result in increased costs of development, reducing the benefits from the launch of new chips or satellite communications systems. If we are not able to benefit from our investments in new technologies and satellite communications systems, or if we experience delays or other difficulties, our business, financial condition and results of operations could be adversely affected.

We develop our chip set with the help of substantial grants from the European Space Agency, or the ESA, sponsored by the UK Space Agency, or the UKSA, through ESA’s Advanced Research in Telecommunication Systems, or the ARTES, program, which have amounted to over $77.5 million through December 31, 2024. In connection with the ESA grants, which are intended to fund 50%-75% of the cost of development and manufacturing of the integrated chip sets and the communications systems, our agreement stipulates that the resulting intellectual property will be available to ESA on a free, worldwide license for its own programs. In addition, ESA can require us to license the intellectual property to certain bodies that are part of specified ESA programs, for ESA’s own requirements on acceptable commercial terms, and can also require us to license the intellectual property to any other third party for purposes other than ESA’s requirements, subject to our approval that such other purposes do not contradict our commercial interests. Although ESA has not yet indicated an intention to exercise its right to require us to license our intellectual property to other parties, it may do so in the future, which may require us to agree to contractual terms that are less favorable than what we may otherwise agree to in other customer contracts.

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

The competition for qualified personnel is intense, and the number of candidates with relevant experience, particularly in radio-frequency device and satellite communications systems development and engineering, integrated circuit and technical pre and post sale support, is limited. Changes in employment-related laws and regulations may also result in increased operating costs and less flexibility in how we meet our changing workforce needs. Additionally, we have dismissed, and may in the future decide to dismiss, certain personnel in order to save on costs and focus on our core competencies, which may have an adverse effect on our reputation and our ability to retain additional qualified personnel in the future. We cannot assure that it will be able to attract and retain skilled personnel in the future, which could harm our business and our results of operations.

Due to intense competition for highly skilled personnel in Israel and the UK, we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

Our principal R&D activities are conducted from our offices in Israel and the UK and we face significant competition for suitably skilled software engineers, electrical engineers working in digital signal processing and developers in these regions. The high-tech industry in Israel has experienced significant levels of employee attrition and is currently facing a severe shortage of skilled personnel. Many of the companies with whom we compete for experienced personnel have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining current personnel or effectively replacing current personnel who may depart with qualified or effective successors.

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

Our future growth and success depend to a large extent on the continued services of members of our current management including, in particular, Mr. Itzik Ben Bassat, who serves as our Chief Operating Officer and Mr. Stephan Zohar, who serves as our Executive Vice President of very large-scale integration, or VLSI. Any of our employees and consultants may leave at any time, subject to certain notice periods. The loss of the services of any of our executive officers or any key employees or consultants may adversely affect our ability to execute our business plan and harm our operating results. Our operational success will substantially depend on the continued employment of senior executives, technical staff, and other key personnel. The loss of key personnel may have an adverse effect on our operations and financial performance.

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

Our customers purchase components or services used in the manufacture of their satellite communications projects from various sources of supply, often involving several specialized components or service providers. Any supply shortage or delay in delivery by third-party component suppliers, or a third-party supplier or service provider’s cessation or shut down of our business, may prevent or delay production of our customers’ systems or products. As a result of delays in delivery or supply shortages of third-party components or services, orders for our chips or satellite communications systems may be delayed or canceled and our business may be harmed. In addition, the semiconductor industry is currently experiencing a shortage on manufacturing capacity due to unprecedented levels of demand, which has impacted, and may continue to impact, our customers’ ability to build their products and negatively impact our customers’ demand for our solutions. Additionally, certain of our customers are satellite operators that rely on third parties to launch their satellites into space, with some of them having relied on Russian launch capabilities that are currently no longer available due to sanctions resulting from the Russia-Ukraine war. The unavailability of the Russian launch capabilities caused delays in the deployment by certain of our customers of their satellites, which in turn caused them to defer orders for our satellite communications chips and satellite payloads. This could materially adversely affect our business, financial condition, results of operations and prospects.

We rely on a third-party vendor to supply chip development software to it for the development of our new chips and satellite communications systems, and we may be unable to obtain the tools necessary to develop or enhance new or existing chips or satellite communications products.

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

Because of the importance of chip development software to the development and enhancement of our chips and satellite communications systems, our relationships with leaders in the computer-aided design industry, such as Cadence Design Systems, Inc. and Siemens, are critical to it. If these relationships are not successful, we may be unable to develop new chips or satellite communications systems, or enhancements to these products, in a timely manner, which could result in a loss of market share, a decrease in revenue or negatively impact our operating results.

Any disruption to the operations of our third-party contractors and their suppliers could cause significant delays in the production or delivery of our chips and satellite communications systems.

Our operations could be harmed if manufacturing, logistics or other operations of our third-party contractors or their suppliers are disrupted for any reason, including natural disasters, severe storms, other negative impacts from climate change, information technology, or IT, system failures or other cybersecurity event, geopolitical instability, military actions or environmental, public health or regulatory issues. The majority of our chips and satellite communications systems are manufactured by or use components from third-party contractors located in Europe and the Far East. Any disruption resulting from such events in the regions in which our suppliers operate could cause significant delays in the production or shipment of our chips or satellite communications systems until we are able to shift our manufacturing, from the affected contractor to another third-party vendor. We may not be able to obtain alternate capacity on favorable terms, or at all which could adversely affect our financial condition and results of operations.

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

New R&D initiatives may also have a high degree of risk and involve unproven business strategies and technologies with which we have limited experience. They may involve claims and liabilities, expenses, regulatory challenges and other risks that we may not be able to anticipate. There can be no assurance that such initiatives will yield technologies or products for which there is customer demand or that any such demand will be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. Further, any such R&D efforts could distract management from our operations and would divert capital and other resources from our more established technologies and products. Even if we were to be successful in developing new technologies, products or offerings, regulatory authorities may subject us to new rules or restrictions in response to our innovations that may increase our expenses or prevent us from successfully commercializing such new technologies, products or offerings.

We are subject to warranty claims, product recalls and product liability claims and may be adversely affected by unfavorable court decisions or legal settlements.

From time to time, we may be subject to warranty or product liability claims as a result of defects in our chips or satellite communications systems that could lead to significant expense. If we or one of our customers recalls any of our chips or satellite communications systems or a customer recalls any of our products containing one of our chips, we may incur significant costs and expenses, including replacement costs, direct and indirect product recall-related costs, diversion of technical and other resources and reputational harm. our customer contracts typically contain warranty and indemnification provisions, and in certain cases may also contain liquidated damages provisions related to product delivery obligations. The potential liabilities associated with such provisions are significant, and in some cases, including in agreements with some of our largest customers, are potentially unlimited. Any such liabilities may greatly exceed any revenue we receive from the sale of the relevant products. Costs, payments or damages incurred or paid by us in connection with warranty and product liability claims and product recalls could materially and adversely affect our financial condition and results of operations.

Risks Related to Litigation, Laws and Regulation and Governmental Matters

Our business is subject to a wide range of laws and regulations, many of which are continuously evolving, and failure to comply with such laws and regulations could harm our business, financial condition and operating results.

We operate globally with several operational centers in Israel, the UK, the United States and Bulgaria, and have customers, potential customers and suppliers across different regions of the world. We are also developing our business across several international markets, where each country in which our customers plan to launch their projects has different infrastructure, regulations, systems and customer expectations, all of which require more investment by us than if it only operated in one country. Therefore, we are subject to environmental, labor, health, safety and other laws and regulations in all of the jurisdictions in which it operates or sell our chips and satellite communications systems and we are subject to regulatory, geopolitical and other risks associated with doing business internationally. We are also required to obtain authorizations or licenses from governmental authorities for certain of our operations, including with respect to regulatory approval of our Aero products for installation on commercial aircraft, and have to maintain and protect our intellectual property worldwide. In the jurisdictions where we operate, we need to comply with differing standards and varying practices of regulatory, tax, judicial and administrative authorities.

Our business environment is also subject to many business uncertainties, resulting from the following international risks:

•	negative economic developments in economies around the world and the instability of governments;

•	social and political instability in Israel, including the multi-front was that Israel is facing, and social and political instability in the other countries in which we operate;

•	pandemics or national and international environmental, nuclear or other disasters, which may adversely affect our workforce, as well as our local suppliers and customers;

•	adverse changes in governmental policies, especially those affecting trade and investment;

•	foreign currency exchange, in particular with respect to the U.S. dollar, the Euro, the British pound sterling, the Israeli Shekel, and transfer restrictions, in particular in Russia and China;

•	global and local economic, social and political conditions and uncertainty;

•	formal or informal imposition of export, import or doing-business regulations, including trade sanctions, tariffs and other related restrictions;

•
compliance with laws and regulations that differ among jurisdictions, including those covering taxes, intellectual property ownership and infringement, export control regulations, anti-corruption and anti-bribery, antitrust and competition, data privacy, cybersecurity and environment, health and safety;

•	labor market conditions and workers’ rights affecting our operations;

•
occurrences of geopolitical crises such as terrorist activity, armed conflict, civil or military unrest or political instability, which may disrupt our operations — for example, conflicts in Asia implicating the global semi-conductor supply-chain, such as conflicts between Taiwan and China, the war between Russia and Ukraine, the multi-front was that Israel is facing, the tense relations between the United States and China, could lead to regional and/or global instability, as well as adversely affect supply chains as well as commodity and other financial markets or economic conditions. The United States, European Union, or the EU, the UK, Switzerland and other countries have imposed, and may further impose, financial and economic sanctions and export controls targeting certain Russian entities and/or individuals, and we, or our customers, may face restrictions on engaging with certain businesses due to any current or impending sanctions and laws, which could adversely affect our business; and

•	threats that our operations or property could be subject to nationalization and expropriation.

No assurance can be given that we have been or will be at all times in complete compliance with the laws and regulations to which it is subject or that we have obtained or will obtain the permits and other authorizations or licenses that it needs. If we violate or fails to comply with laws, regulations, permits and other authorizations or licenses, we could be fined or otherwise sanctioned by regulators. In addition, if any of the international business risks materialize or become worse, they could also have a material adverse effect on our business, financial condition and results of operations.

Changes in government trade policies, including the imposition of export restrictions, could limit our ability to sell our chips and satellite communications systems to certain customers, which may materially and adversely affect our sales and results of operations.

We are subject to UK, Israeli and, to a certain extent, the U.S. export control and economic sanctions laws, which prohibit the shipment of certain products to embargoed or sanctioned countries and regions, governments and persons. In addition, we incorporate encryption capabilities into certain of our products, and these products are subject to Israel export control requirements that control the use, import and export of encryption technology.

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

In addition, on March 12, 2024, the UK Export Control Joint Unit announced updates to the UK export control regime which include new controls on semiconductor technologies, as well as other ‘emerging’ technologies. From April 1, 2024, exports of these newly controlled technologies from the UK are required an export license for all destinations. These updates are reflective of wider global trends towards protectionism around emerging technologies, in particular semiconductors. As no general licenses have been published yet, we will need to seek specific licenses for all exports made by us to any destination which will increase cost and might delay shipping schedules.

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

We have received grants from the government of Israel through the National Authority for Technological Innovation, or the Israel Innovation Authority or IIA, under several R&D programs funded by the IIA, or the Approved Programs, in an aggregate amount of $6.3 million for the financing of our R&D expenditures in Israel. These Israeli Innovation Authority, or IIA, grants are comprised of $3.3 million royalty-bearing grants which are related to certain elements of the SX-3000 chip, which currently forms a nominal part of our activities, and $3.0 million of non-royalty-bearing grants which are related to several consortium programs (with participation of academic institutions and the industry) for the development of related ASIC manufacturing technologies. We are required to pay the IIA royalties from the revenues generated from the sale of products (and related services) or services using the IIA royalty-bearing grants we received under certain Approved Programs at rates which are determined under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, and related rules, guidelines and regulations, or the Innovation Law, up to the aggregate amount of the total grants received by the IIA, plus annual interest. As of January 1, 2024, the annual interest for IIA grants is calculated based on the 12-month Secured Overnight Financing Rate, or SOFR, or an alternative rate published by the Bank of Israel, plus 0.71513%, for grants approved before January 1, 2024 but still outstanding. For grants approved on or after January 1, 2024, this interest is calculated as the higher of the 12-month SOFR rate plus 1% or a fixed annual rate of 4%. These changes reflect the transition from the London Interbank Offered Rate, or LIBOR, to SOFR as the new benchmark rate.

As we received grants from the IIA, we are subject to certain restrictions under the Innovation Law. These restrictions may impair our ability to perform or outsource manufacturing activities outside of Israel, grant licenses for R&D purposes or otherwise transfer outside of Israel, in each case, without the approval of the IIA, the intellectual property and other know-how resulting, directly or indirectly, in whole or in part, in accordance with or as a result of, R&D activities made according to the Approved Programs, as well as any rights associated with such know-how (including later developments which derive from, are based on, or constitute improvements or modifications of, such know-how), or the IIA Funded Know-How. We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of IIA Funded Know-How pursuant to a merger or similar transaction, or in the event we undertake a transaction involving the licensing of IIA Funded Know-How for R&D purposes to a non-Israeli entity, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the IIA. Any approval with respect to such transactions, if given, will generally be subject to additional financial obligations, calculated according to formulas provided under the IIA’s rules and guidelines. Failure to comply with the requirements under the Innovation Law may subject us to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings.

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

We have registered a number of patents worldwide and have a number of patent applications pending determination, including provisional patent applications for which we are considering whether to file a non-provisional patent application. We cannot be certain that patents will be issued from any of our pending patent applications or that patents will be issued in all countries where our systems may be sold. Further, we cannot be certain that any claims allowed from pending applications will be of sufficient scope or strength to provide meaningful protection against our competitors in any particular jurisdiction. Our competitors may also be able to design around our patents. Additionally, we have not applied for patents with respect to certain of our products, and cannot ensure that any patent applications for such products will be made by us or that, if they are made, they will be granted. There can be no assurance our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to our systems and compete with our business or that unauthorized parties may attempt to copy aspects of our systems and use information that it considers proprietary. In addition, our patents and other intellectual property rights can be challenged, narrowed or rendered invalid or unenforceable, including through interference proceedings, reexamination proceedings, post-grant review, inter partes review and derivation proceedings before the United States Patent and Trademark Office and similar proceedings in foreign jurisdictions, such as oppositions before the European Patent Office. Any of the foregoing could potentially result in the loss of some of our competitive advantage and a decrease in revenue which would adversely affect our business, prospects, financial condition and operating results.

Additionally, we have not registered the right to use our trademark, and cannot ensure that any such trademark registrations for our name will be made by us or that, if they are made, they will be granted. Unregistered, or common law, trademarks may be more difficult to enforce than registered trademarks in the United States because they are not entitled to, among other things, a presumption of ownership and exclusive rights on a nationwide basis, and certain statutory remedies (including the right to record the trademarks with the U.S. Customs and Border Patrol to block importation of infringing goods from overseas). Moreover, there are jurisdictions that do not recognize unregistered trademark rights, and third parties in these jurisdictions may register trademarks similar or identical to our own and sue us to preclude our use of our name. The rights of a common law trademark are also limited to the geographic area in which the trademark is actually used. Even where we have effectively secured statutory protection for using our name, our competitors and other third parties may infringe, misappropriate or otherwise violate our intellectual property, and in the course of litigation, such competitors and other third parties may attempt to challenge the breadth of our ability to prevent others from using similar trademarks. If such challenges were to be successful, less ability to prevent others from using similar trademarks may ultimately result in a reduced distinctiveness of our brand.

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

Our reliance on unpatented proprietary information, such as trade secrets and confidential information, depends in part on agreements we have in place with employees, independent contractors and other third parties that allocate ownership of intellectual property and place restrictions on the use and disclosure of this intellectual property and confidential information. These agreements may be insufficient or may be breached, in either case potentially resulting in the unauthorized use or disclosure of our trade secrets and other intellectual property and confidential information, including to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property, and we cannot be certain that it will have adequate remedies for any breach. We cannot guarantee that it has entered into such agreements with each party that may have or have had access to our trade secrets or other intellectual property or confidential information or otherwise developed intellectual property for us. Individuals and entities not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. Additionally, to the extent that our employees, independent contractors, or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

In addition, the laws of some countries in which our systems are developed, manufactured or sold may not adequately protect our systems or intellectual property or proprietary rights. Furthermore, changes to U.S. intellectual property laws may jeopardize the enforceability and validity of our intellectual property portfolio. This increases the possibility of infringement, misappropriation or other violations of our intellectual property and proprietary rights in our technology and systems. Although we intend to vigorously defend our intellectual property and proprietary rights, we may not be able to prevent the infringement, misappropriation or other violation of our intellectual property and proprietary rights in our technology and systems. We will not be able to protect our intellectual property rights if we are unable to enforce or if we do not detect unauthorized use of our intellectual property rights. Any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Additionally, our competitors may be able to independently develop non-infringing technologies that are substantially equivalent or superior to us.

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

Further, if we fail to comply with any of our obligations under such agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our systems or inhibit our ability to commercialize future systems. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed intellectual property rights against infringing third parties, if the licensed software or other intellectual property rights are found to be infringing third-party rights, or if we are unable to enter into necessary licenses on acceptable terms. In addition, our rights to certain technologies are licensed to it on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property that has not been licensed to us, and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, the agreements under which we license intellectual property from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property, or increase what we believe to be our financial or other obligations under the relevant agreement. Additionally, third parties from whom we currently licenses intellectual property rights and technology could refuse to renew our agreements upon their expiration or could impose additional terms and fees that we otherwise would not deem acceptable requiring us to obtain the intellectual property from another third-party, if any is available, or to pay increased licensing fees or be subject to additional restrictions on our use of such third-party intellectual property. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing our systems. our inability to maintain or obtain any third-party license required to sell or develop our systems and product enhancements, or the need to engage in litigation regarding our third-party licenses, could have a material adverse effect on our business, operating results and financial condition.

We use open-source software in our systems, which could negatively affect our ability to offer our systems and subject us to litigation and other actions.

We rely on some open source in the development of our chips for the purpose of activating and operating the chips, and may continue to rely on similar licenses. Third parties may assert a copyright claim against us regarding our use of such software or libraries, including asserting our ownership of, or demanding release of, the open-source software or derivative works that we have developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open-source license. We may also be forced to purchase a costly license or cease offering the implicated systems unless and until we can re-engineer them to avoid infringement, which may be a costly and time-consuming process, and we may not be able to complete the re-engineering process successfully. Like any other intellectual property claim or litigation, such claims could lead to the adverse results listed above. However, the terms of many open-source licenses have not been interpreted by the courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our systems. In addition, some open-source software licenses require those who distribute open-source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open-source code on unfavorable terms or at no cost, and we may be subject to such terms. As a result, use of such software or libraries by us may also force us to provide third parties, at no cost, the source code to our systems. Additionally, the use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open-source software, and we cannot ensure that the authors of such open-source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open-source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. While we monitor our use of open-source software and do not believe that our use of such software would require us to disclose our proprietary source code or that would otherwise breach the terms of an open-source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open-source license terms are often ambiguous. Any of these risks could be difficult to eliminate or manage and may decrease revenue and lessen any competitive advantage we have due to the secrecy of our source code.

We may be obligated to disclose our proprietary source code to certain of our customers, which may limit our ability to protect our intellectual property and proprietary rights.

In limited circumstances, our customer agreements may contain provisions permitting the customer to become a party to, or a beneficiary of, a source code escrow agreement under which we place the proprietary source code for certain of our systems in escrow with a third party. Under these source code escrow agreements, our source code may be released to the customer upon the occurrence of specified events, such as in situations of our bankruptcy or insolvency. Disclosing the content of our source code may limit the intellectual property protection we can obtain or maintain for our source code or our systems containing that source code and may facilitate intellectual property infringement, misappropriation or other violation claims against us. Following any such release, we cannot be certain that customers will comply with the restrictions on their use of the source code, and w may be unable to monitor and prevent unauthorized disclosure of such source code by customers. Any increase in the number of people familiar with our source code as a result of any such release also may increase the risk of a successful hacking attempt. Any of these circumstances could result in a material adverse effect on our business, financial condition and results of operations.

Defects, errors or other performance problems in our software or hardware, or the third-party software or hardware on which it relies, could harm our reputation, result in significant costs to it, impair our ability to sell our systems and subject us to substantial liability.

Our software and hardware, and those of third parties on which it relies, is complex and may contain defects or errors when implemented or when new functionality is released, as we may modify, enhance, upgrade and implement new systems, procedures and controls to reflect changes in our business, technological advancements and changing industry trends. Despite our testing, from time to time we have discovered and may in the future discover defects or errors in our software and hardware. Any performance problems or defects in our software or hardware, or those of third parties on which we rely, could materially and adversely affect our business, financial condition and results of operations. Defects, errors or other similar performance problems or disruptions, whether in connection with day-to-day operations or otherwise, could be costly for us, damage our customers’ businesses, harm our reputation and result in reduced sales or a loss of, or delay in, the market acceptance of our systems. In addition, if we have any such errors, defects or other performance problems, our clients could seek to terminate their contracts, delay or withhold payment or make claims against us. Any of these actions could result in liability, lost business, increased insurance costs, difficulty in collecting accounts receivable, costly litigation or adverse publicity, which could materially and adversely affect our business, financial condition and results of operations.

Cybersecurity breaches, attacks and other similar incidents, as well as other disruptions, could compromise our confidential and proprietary information, including personal information, and expose us to liability and regulatory fines, increase our expenses, or result in legal or regulatory proceedings, which would cause our business and reputation to suffer.

We rely on trade secrets, technical know-how and other unpatented confidential and proprietary information relating to our product development and production activities to provide it with competitive advantages. We also collect, maintain and otherwise process certain sensitive and other personal information regarding our employees, as well as contact information of our customers and service providers, in the ordinary course of business. One of the ways we protect this information is by entering into confidentiality agreements with our employees, consultants, customers, suppliers, strategic partners and other third parties with which we do business. We also design our computer networks and implement various procedures to restrict unauthorized access to dissemination of our confidential and proprietary information.

We, and our service providers which may have access to any such information, face various internal and external cybersecurity threats and risks. For example, current, departing or former employees or other individuals or third parties with which we do business could attempt to improperly use or access our computer systems and networks, or those of our service providers, to copy, obtain or misappropriate our confidential or proprietary information, including personal information, or otherwise interrupt our business. Additionally, like others, we, and our service providers, are subject to significant system or network or computer system disruptions from numerous causes, including cybersecurity breaches, attacks or other similar incidents, facility access issues, new system implementations, human error, fraud, energy blackouts, theft, fire, power loss, telecommunications failure or a similar catastrophic event. Moreover, computer viruses, worms, malware, ransomware, phishing, spoofing, malicious or destructive code, social engineering, denial- of-service attacks, and other cyber-attacks have become more prevalent and sophisticated in recent years. Attacks of this nature may be conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” terrorists, nation states, nation state-supported actors, and others. We have been subject to attempted cyberattacks in the past, including attempted phishing attacks, and may continue to be subject to such attacks in the future. While we defend against these threats and risks on a daily basis, we do not believe that any such incidents to date have caused us any material damage. Because the techniques used by computer hackers and others to access or sabotage networks and computer systems constantly evolve and generally are not recognized until launched against a target, we and our service providers may be unable to anticipate, detect, react to, counter or ameliorate all of these techniques or remediate any incident as a result therefrom. Further, the rise in online and remote activity has increased cybersecurity risk. As a result, our and our customers and employees’ confidential and proprietary information, including personal information, may be subject to unauthorized release, accessing, gathering, monitoring, loss, destruction, modification, acquisition, transfer, use or other processing, and the impact of any future incident cannot be predicted. While we generally perform cybersecurity diligence on our key service providers, because we do not control our service providers and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws and regulations or contractual obligations, we may be held responsible for cybersecurity breaches, attacks or other similar incidents attributed to our service providers as they relate to the information we share with them.

We routinely implement improvements to our network security safeguards, and we are devoting increasing resources designed to protect the security of our IT systems. We cannot, however, assure that such safeguards or system improvements will be sufficient to prevent or limit a cybersecurity breach, attack or other similar incident or network or computer system disruption, or the damage resulting therefrom. We may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate or remediate any cybersecurity vulnerabilities, breaches, attacks or other similar incidents. Any cybersecurity incident, attack or other similar incident, or our failure to make adequate or timely disclosures to the public, regulators, or law enforcement agencies following any such event, could harm our competitive position, result in violations of applicable data privacy or cybersecurity laws or regulations, result in a loss of customer confidence in the adequacy of our threat mitigation and detection processes and procedures, cause us to incur significant costs to remedy the damages caused by the incident or defend legal claims, subject us to additional regulatory scrutiny, expose us to civil litigation, fines, damages or injunctions, cause disruption to our business activities, divert management attention and other resources or otherwise adversely affect our internal operations and reputation or degrade our financial results.

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

Internationally, many jurisdictions have established data privacy and cybersecurity legal frameworks with which we may need to comply. For example, the EU has adopted the General Data Protection Regulation, or GDPR, which requires covered businesses to comply with rules regarding the processing of personal data, including our use, protection and the ability of persons whose personal data is processed to access, to correct or delete personal data about themselves. Failure to meet GDPR requirements could result in penalties of up to 4% of annual worldwide turnover or EUR 20 million (£17.5 million) (whichever is the greater). Additionally, the UK General Data Protection Regulation, or UK GDPR, (i.e., a version of the GDPR as implemented into UK law) went into effect following Brexit. While the GDPR and the UK GDPR are substantially the same, going forward there is increasing risk for divergence in application, interpretation and enforcement of the data privacy and cybersecurity laws and regulations as between the EU and the UK, which may result in greater operational burdens, costs and compliance risks. Additionally, the GDPR and the UK GDPR include certain limitations and stringent obligations with respect to the transfer of personal data from the EU and the UK to third countries (including the United States), and the mechanisms to comply with such obligations are also in considerable flux and may lead to greater operational burdens, costs and compliance risks.

At the federal level, we are subject to the rules and regulations promulgated under the authority of the Federal Trade Commission, which regulates unfair or deceptive acts or practices, including with respect to data privacy and cybersecurity. Moreover, the United States Congress has recently considered, and is currently considering, various proposals for more comprehensive data privacy and cybersecurity legislation, to which we may be subject if passed. Data privacy and cybersecurity are also areas of increasing state legislative focus and we are, or may in the future become, subject to various state laws and regulations regarding data privacy and cybersecurity. For example, the California Consumer Protection Act of 2018, as amended by the California Privacy Rights Act (collectively, the “CCPA”), applies to for-profit businesses that conduct business in California and meet certain revenue or data collection thresholds. The CCPA gives California residents certain rights with respect to personal information collected about them. Other states where we do business, or may in the future do business, or from which we otherwise collect, or may in the future otherwise collect, personal information of residents have enacted or are considering enacting similar laws, with at least four such laws (in Virginia, Colorado, Connecticut and Utah) having taken effect in 2024, and others (in Delaware, Iowa, Nebraska, New Hampshire, New Jersey, Tennessee, Minnesota and Maryland), are set to take effect in 2025. In addition, laws in all 50 U.S. states generally require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach. Certain state laws and regulations may be more stringent, broader in scope, or offer greater individual rights, with respect to personal information than international, federal or other state laws and regulations, and such laws and regulations may differ from each other, which may complicate compliance efforts and increase compliance costs. The interpretation and application of international, federal and state laws and regulations relating to data privacy and cybersecurity are often uncertain and fluid, and may be interpreted and applied in a manner that is inconsistent with our data practices.

Further, while we are working to  establish privacy policies that will be accurate, comprehensive, and compliant with applicable laws, regulations, rules and industry standards, we cannot ensure that these privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to data privacy or cybersecurity. Although we endeavor to comply with our privacy policies, once established, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other documentation that provide promises and assurances about privacy and cybersecurity can subject us to potential federal or state action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.

Any failure or perceived or inadvertent failure by us to comply with our privacy policies, or existing or new laws, regulations, rules, standards or contractual obligations, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release or transfer of personal information, may result in substantial costs, time and other resources, orders to stop or modify the alleged non-compliant activity, proceedings or actions against us by governmental entities or others, legal liability, audits, regulatory inquiries, governmental investigations, enforcement actions, claims, fines, judgments, awards, penalties, sanctions and costly litigation (including class actions). Any of the foregoing could harm our reputation, distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for our systems, and ultimately result in the imposition of liability, any of which could have a material adverse effect on business, financial condition and results of operations.

Risks Related to Tax and Accounting

Changes in our effective tax rate may adversely impact our results of operations

We are subject to taxation in Israel, the UK, the United States and Bulgaria. our effective tax rate is subject to fluctuations, as it is impacted by a number of factors, including the following:

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

Our results of operations are affected by movements in currency exchange rates. The functional currency for our operations is the U.S. dollar. our revenue has in recent periods been primarily denominated in U.S. dollar, Euro and British pounds. our operating expenses and certain working capital items are denominated in local currencies (in addition to the U.S. dollar) and therefore are affected by changes in the U.S. dollar exchange rate. Due to the constantly changing currency exposures to which we are subject and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In addition, our exposure to various currencies may increase or decrease over time as the volume of our business fluctuates in the countries where we have operations, and these changes could have a material impact on our financial results.

Changes to tax laws or regulations in Israel, the UK, the EU and other jurisdictions expose us to tax uncertainties and could adversely affect our results of operations or financial condition.

As a multinational business, operating in multiple jurisdiction such as Israel, the UK and the EU, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. Changes to tax laws or regulations in the jurisdictions in which we operate, or in the interpretation of such laws or regulations, could, significantly increase our effective tax rate and reduce our cash flow from operating activities, and otherwise have a material adverse effect on our financial condition. Since a significant portion of our operations are located in Israel and the UK, changes in tax laws or regulations in Israel or the UK could significantly affect our operating results. Further changes in the tax laws of foreign jurisdictions could arise, in particular, as a result of different initiatives undertaken by the Organization for Economic Co-operation and Development, or the OECD. Any changes in the OECD policy or recommendations, if adopted, could increase tax uncertainty and may adversely affect our provision for income taxes and increase our tax liabilities. In addition, other factors or events, including business combinations and investment transactions, changes in the valuation of our deferred tax assets and liabilities, adjustments to taxes upon finalization of various tax returns or as a result of deficiencies asserted by taxing authorities, increases in expenses not deductible for tax purposes, changes in available tax credits, changes in transfer pricing methodologies, other changes in the apportionment of our income and other activities among tax jurisdictions, and changes in tax rates, could also increase our effective tax rate.

We are subject to regular review and audit by Israeli, the UK and other foreign tax authorities. Although we believe our tax estimates are reasonable, the authorities in these jurisdictions could review our tax returns and impose additional taxes, interest, linkage and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could materially affect our income tax provision, net income, or cash flows in the period or periods for which such determination and settlement is made. We may also be liable for taxes in connection with businesses we acquire. our determinations are not binding on any taxing authorities, and accordingly the final determination in an audit or other proceeding may be materially different than the treatment reflected in our tax provisions, accruals and returns. An assessment of additional taxes because of an audit could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

If we or any of our subsidiaries are characterized as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes, U.S. investors may suffer adverse tax consequences.

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

Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, including goodwill, which is based on the trading prices of our Ordinary Shares during 2024, we believe that it was not a PFIC for the taxable year of 2024. However, whether we or any of our subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our and our subsidiaries’ income and assets. Changes in the composition of our and our subsidiaries’ income or assets may cause us to be or become a PFIC for the current or subsequent taxable years. In addition, because the value of our goodwill may be determined based on our market capitalization, the decline in our market capitalization (or a further such decline) could cause us to be treated as a PFIC for 2024, the current taxable year or a future taxable year. Even if the value of our goodwill is respected for 2024, we may be a PFIC for the current taxable year or future taxable years if our market capitalization does not increase significantly and we continue to hold substantial amounts of cash and financial investments. Therefore, there is a risk that we may be a PFIC due to our declined market capitalization. The application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the Internal Revenue Services, or the IRS, will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

If a U.S. investor is treated for U.S. federal income tax purposes as owning at least 10% of our Ordinary Shares, such U.S. investor may be subject to adverse U.S. federal income tax consequences.

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

Certain United States shareholders of a controlled foreign corporation may be required to report annually and include in their U.S. federal taxable income their pro rata share of the controlled foreign corporation’s “Subpart F income” and, in computing their “global intangible low-taxed income,” “tested income” and a pro rata share of the amount of certain U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may extend the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due. We cannot provide any assurances that it will assist U.S. investors in determining whether we or any of our non-U.S. subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if we, or any of our non-U.S. subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes. U.S. investors who hold 10% or more of the combined voting power or value of our Ordinary Shares are strongly encouraged to consult their own advisors regarding the U.S. tax consequences of owning or disposing of our Ordinary Shares.

Risks Related to Being a Public Company

Failure to comply with requirements to design, implement and maintain effective internal control over financial reporting could have a material adverse effect on our business and share price.

As a public company, we have significant requirements for enhanced financial reporting and internal controls. The process of designing, implementing, testing and maintaining effective internal controls is a continuous effort that require us to anticipate and react to changes in our business and the economic and regulatory environments. In this regard, we dedicate internal resources, engage outside consultants, document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing whether such controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting.

If we are unable to maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and adversely affect our operating results. In addition, we are required, pursuant to Section 404, to furnish a report by our management on, among other things, the effectiveness of our internal controls. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards to assess our internal control over financial reporting are complex and require significant documentation and testing. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. In addition, once we are no longer an emerging growth company, we will be required to include in the annual reports that it files with the U.S. Securities and Exchange Commission, or the SEC, an attestation report on our internal control over financial reporting issued by our independent registered public accounting firm, pursuant to Section 404 of the Sarbanes-Oxley Act.

Furthermore, we may, during the course of our testing of our internal controls over financial reporting, or during the subsequent testing by our independent registered public accounting firm, identify deficiencies which would have to be remediated to satisfy the SEC rules for certification of internal controls over financial reporting. As a consequence, we may have to disclose in periodic reports we file with the SEC significant deficiencies or material weaknesses in our system of internal controls. The existence of a material weakness would preclude management from concluding that our internal controls over financial reporting are effective, and would preclude our independent auditors from issuing an unqualified opinion that our internal controls over financial reporting are effective. In addition, disclosures of this type in our SEC reports could cause investors to lose confidence in the accuracy and completeness of our financial reporting and may negatively affect the trading price of our Ordinary Shares and our warrants, and we could be subject to sanctions or investigations by regulatory authorities. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal controls over financial reporting, it could negatively impact our business, results of operations and reputation.

An active trading market for our equity securities may not develop or may not be sustained to provide adequate liquidity.

An active trading market may not be sustained for our Ordinary Shares. Further, in November 2023, we announced that the NYSE American determined to commence proceedings to delist our warrants due to their low trading price levels pursuant to Section 1001 of the NYSE American Company Guide. The warrants that previously traded on the NYSE American are quoted and traded in the over-the-counter market under the symbol “STXYF”. However, holders of warrants could face significant material adverse consequences, including:

•	a limited availability of market quotations for the warrants;

•	reduced liquidity for the warrants;

•
a determination that our warrants are a “penny stock” which will require brokers trading in the warrants to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the warrants; and

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

Risks Related to our Incorporation and Location in Israel

Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the multi-front war that Israel is facing.

We are incorporated under the laws of the State of Israel, and our principal offices are located in Israel. Accordingly, political, economic and geo-political instability in Israel may affect our business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and our present trading partners could affect adversely our operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations and solution development and cause any future sales to decrease.

Accordingly, political, economic and military and security conditions in Israel and the surrounding region may directly affect our business. Any conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and our present trading partners could adversely affect our operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthis terrorist group which controls parts of Yemen, and Iran.

The intensity and duration of the current multi-front war that Israel is facing is difficult to predict, as are such war’s implications on our business and operations. While none/some of our supply chains have been impacted since the war broke out on October 7, 2023, the ongoing war may create supply and demand irregularities in Israel’s economy in general or lead to macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on us and our ability to effectively conduct our operations. Moreover, we cannot predict how this war will ultimately affect Israel’s economy in general, which may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of our credit rating of Israel from A2 to Baa1, maintaining our outlook rating “negative”).

In connection with the Israeli efforts in facing a multi-front war and possible or currently occurring hostilities, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Five of our employees, none of whom are members of management, have been called to active military duty since October 7, 2023. All employees have since returned, but there can be no assurance that they will not be called to military service again. In addition, we rely on service providers located in Israel and our employees or employees of such service providers may be called for service in the current or future wars or other armed conflicts and such persons may be absent from their positions for a period of time. As of the date of this Annual Report, any impact as a result of the number of absences of our personnel and personnel at our service providers or counterparties located in Israel has been manageable. However, military service call ups that result in absences of personnel from our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and our trading partners could adversely affect our operations and results of operations. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

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

Prior to the Hamas attack in October 2023, the Israeli government pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. The risk of such negative developments has increased in light of Hamas attacks and the multi-front war that Israel is facing, regardless of the proposed changes to the judicial system and the related debate. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Investors’ rights as our shareholders are governed by Israeli law, which differs in some respects from the rights of shareholders of non-Israeli companies.

We were incorporated under Israeli law and the rights of our shareholders are governed by our second amended and restated articles of association, or the A&R Articles of Association, and Israeli law. These rights differ in some respects from the rights of shareholders of U.S. and other non-Israeli corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholders’ approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company or has other powers toward the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law providing guidance on its interpretation, which may create legal uncertainties regarding its practical implications. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli law and our A&R Articles of Association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Provisions of Israeli law and our A&R Articles of Association could delay or prevent a change in control, and may make it more difficult for a third party to acquire us, or for our shareholders to elect different individuals to our board of directors, even if such actions would be considered beneficial by some of our shareholders, possibly limiting the price that investors may be willing to pay in the future for our Ordinary Shares. Among other things:

•
The Israeli Companies Law, 5759-1999, as amended, or the Israeli Companies Law, regulates mergers and requires that a tender offer be effected when one or more shareholders propose to purchase shares that would result in it or them owning more than a specified percentage of shares in a company;

•
The Israeli Companies Law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

•	The Israeli Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

•	Our A&R Articles of Association divide our directors into three classes, each of which is elected once every three years;

•
An amendment to our A&R Articles of Association generally requires, in addition to the approval of our board of directors, a vote of the holders of a majority of our outstanding Ordinary Shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision empowering our board of directors to determine the size of the board, the provision dividing our directors into three classes, the provision that sets forth the procedures and the requirements that must be met in order for a shareholder to require us to include a matter on the agenda for a general meeting of the shareholders, the provisions relating to the election of members of our board of directors and empowering our board of directors to fill vacancies on the board, requires, in addition to the approval of our board of directors, a vote of the holders of 66-2⁄3% of the votes cast by shareholders present and entitled to vote at a general meeting;

•
Our A&R Articles of Association do not permit a director to be removed except by a vote of the holders of at least 66-2⁄3% of the votes cast by shareholders present and entitled to vote at a general meeting of shareholders; and

•	Our A&R Articles of Association provide that director vacancies may be filled by our board of directors.

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

Our A&R Articles of Association provide that unless our consents otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between us and our shareholders under the Israeli Companies Law and the Israeli Securities Law 5728-1968, or the Securities Law, which could limit shareholders’ ability to bring claims and proceedings against, as well as obtain favorable judicial forum for disputes with us, our directors, officers and other employees.

Unless we agree otherwise in writing, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of ours to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law or the Israeli Securities Law. Such exclusive forum provision in our A&R Articles of Association will not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors or other employees which may discourage lawsuits against us, our directors, officers and employees. The foregoing exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims for which the federal courts would have exclusive jurisdiction, whether by law (as is the case under the Securities Exchange Act of 1934, as amended, or the Exchange Act) or pursuant to our A&R Articles of Association, including claims under the Securities Act of 1933, as amended, or the Securities Act, for which there is a separate exclusive forum provision in our A&R Articles of Association. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our A&R Articles of Association. If a court were to find the choice of forum provision contained in our A&R Articles of Association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

Our A&R Articles of Association provide that unless we consents to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act which could limit shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees and may impose additional litigation costs on our shareholders.

Our A&R Articles of Association provide that the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act or the federal forum provision in our A&R Articles of Association, or the Federal Forum Provision. While the Federal Forum Provision does not restrict the ability of our shareholders to bring claims under the Securities Act, nor does it affect the remedies available thereunder if such claims are successful, we recognize that it may limit shareholders’ ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs which may discourage the filing of claims under the Securities Act against us, our directors and our officers. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our A&R Articles of Association. If a court were to find the choice of forum provision contained in our A&R Articles of Association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our Federal Forum Provision. Notwithstanding the foregoing, our shareholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.

Certain tax benefits that may be available to us, if obtained by us, would require it to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We may be eligible for certain tax benefits provided to “Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law. If we obtain tax benefits under the “Preferred Technological Enterprises” regime then, in order to remain eligible for such tax benefits, we will need to continue to meet certain conditions stipulated in the Investment Law and our regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income may be subject to the Israeli corporate tax (at a rate of 23% in 2024). Additionally, if we increase our activities outside of Israel through acquisitions, for example, our activities might not be eligible for inclusion in future Israeli tax benefit programs.

It may be difficult to enforce a U.S. judgment against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Most of our directors or officers are not residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. directors and executive officers may be difficult to obtain within the United States, although our A&R Articles of Association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if, among other things, it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if our enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

Risks Related to Ownership of our Securities

Our A&R Articles of Association and Israeli law could prevent a takeover that our shareholders may consider favorable and could also reduce the market price of our Ordinary Shares.

Certain provisions of Israeli law and our A&R Articles of Association could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our Ordinary Shares. For example, Israeli corporate law regulates mergers and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions). Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never paid and do not intend to pay dividends for the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our Ordinary Shares in the foreseeable future. Consequently, you may be unable to realize a gain on your investment except by selling sell such shares after price appreciation, which may never occur. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Israeli Companies Law imposes restrictions on our ability to declare and pay dividends. Payment of dividends may also be subject to Israeli withholding taxes.

The market price of our Ordinary Shares may be volatile, and your investment could suffer or decline in value.

The stock markets, including the NYSE American, on which certain of our securities are listed, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for our Ordinary Shares, the market price of our Ordinary Shares may be volatile and could decline significantly. During 2024, our share price has fluctuated from a high of $2.00 to a low of $0.31. Given the recent price volatility of our Ordinary Shares and relative lack of liquidity in our stock, there is no certainty that warrant holders will exercise their warrants and, accordingly, we may not receive any proceeds in relation to our outstanding warrants. If our Ordinary Shares are delisted from the NYSE American, the liquidity and price of our Ordinary Shares may be more limited than if our securities were quoted or listed on the NYSE American or another national securities exchange. In addition, the trading volume in our Ordinary Shares may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of our Ordinary Shares will not fluctuate widely or decline significantly in the future. In the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation has often been instituted against that company. If we were to be involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted, which would have a material adverse effect on us.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or the markets in which we operate, or if they change their recommendations regarding our securities adversely, then the price and trading volume of our securities could decline.

The trading market for our securities will be influenced by the research and reports that industry or financial analysts publish about our business. we do not control these analysts, or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our securities will have relatively little experience with our business, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover our issues an inaccurate or unfavorable opinion regarding our business, our share price would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our securities or publish unfavorable research about it. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our share price or trading volume to decline.

Our failure to meet the continued listing requirements of the NYSE American could result in a delisting of our securities.

On November 30, 2023, we received written notice from the NYSE American stating that it was not in compliance with our continued listing standards, as set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the NYSE American Company Guide. Specifically, these sections require companies to meet certain minimum stockholders’ equity, market capitalization, or asset and revenue thresholds. we were found to be non-compliant primarily due to a decline in our market capitalization to below $50 million.

In response, we submitted a plan of compliance, or the Plan, to the NYSE American on January 5, 2024 outlining the steps we intended to take to regain compliance with the applicable listing standards. On February 6, 2024, the NYSE American notified us that it had accepted the Plan and granted us a compliance period through May 30, 2025, during which we would need to meet the continued listing requirements and demonstrate sustained compliance. The NYSE American also indicated that it would monitor our progress against the Plan on an ongoing basis.

On December 16, 2024, we received written notice from the NYSE American confirming that we had resolved the deficiencies previously identified and demonstrated compliance with the continued listing standards for two consecutive quarters, as required under Section 1009(f) of the NYSE American Company Guide.

While we have regained compliance with the continued listing requirements of the NYSE American, there is no assurance that we will remain in compliance with the NYSE American listing standards in the future. If we fail to satisfy the NYSE American’s continued listing requirements, the NYSE American may take steps to delist our Ordinary Shares, as it has done with our warrants. Such a delisting would likely have a negative effect on the price of our securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by it to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the NYSE American minimum bid price requirement or prevent future non-compliance with the NYSE American’s listing requirements. Additionally, if our securities are not listed on, or become delisted from, the NYSE American for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if our securities were quoted or listed on the NYSE American or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

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

The JOBS Act exempts emerging growth companies from certain SEC disclosure requirements and standard and we intend to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as we qualify as an emerging growth company, including, but not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) presenting only two years of audited consolidated financial statements until we file our first annual report with the SEC, and (3) not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or current or future PCAOB rules requiring supplements to the auditor’s report providing additional information about the audit and the consolidated financial statements (critical audit matters or auditor discussion and analysis). Although under the JOBS Act emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies, this exemption does not apply to companies, such as us, reporting under the International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations, or the IFRS, since IFRS does not provide for different transition periods for public and private companies.

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

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all the NYSE American corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the NYSE American, provided that we disclose the requirements we are not following and describe the home country practices we are following. We have relied on, and in the future intend to rely on, this “foreign private issuer exemption” with respect to certain NYSE American rules. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all the NYSE American corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or if we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short- swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE American. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

Future sales or other issuances of our Ordinary Shares could depress the market price for our Ordinary Shares.

Substantial sales of our Ordinary Shares may cause the market price of our Ordinary Shares to decline. Sales by our security holders of substantial amounts of our Ordinary Shares, or the perception that these sales may occur in the future, could cause a reduction in the market price of our Ordinary Shares or could make it more difficult for us to raise funds through the sale of equity in the future.

Future issuances of Ordinary Shares or any securities that are exercisable for or convertible into Ordinary Shares could further depress the market for our Ordinary Shares, may have an adverse effect on the market price of our Ordinary Shares and will have a dilutive effect on our existing shareholders and holders of Ordinary Shares. We expect to continue to incur R&D and general and administrative expenses and, to satisfy our funding requirements, we will need to sell additional equity securities, which may include sales of significant amounts of Ordinary Shares. The sale or the proposed sale of substantial amounts of our Ordinary Shares or other equity securities in the public markets or in private transactions may adversely affect the market price of our Ordinary Shares and our share price may decline substantially.

If any of our large shareholders or members of our management were to sell substantial amounts of our Ordinary Shares in the public markets, or the market perceives that such sales may occur, this could have the effect of increasing the volatility in, and put significant downward pressure on, the trading price of our Ordinary Shares. Any such volatility or decrease in the trading price of our Ordinary Shares could also adversely affect our ability to raise capital through an issue of equity securities in the future.

As of the date of this Annual Report, there were 14,329,792 warrants outstanding with a weighted average exercise price of $11.50 per share. To the extent the warrants are exercised, additional shares will be issued, which will result in dilution to our shareholders and increase the number of our Ordinary Shares eligible for resale in the public market, which could have an adverse effect on the market price of our Ordinary Shares. Pursuant to the Credit Agreement, during the year ended December 31, 2023, we issued 500,556 Ordinary Shares to the lenders and 1,000,000 Price Adjustment Shares in a private placement.

As of the date of this Annual Report, we have up to $77.25 million aggregate principal amount of Ordinary Shares available for future issuance under the Equity Line of Credit to the investor thereunder. Pursuant to the Equity Line of Credit, we have reserved an initial amount of up to 15,295,125 Ordinary Shares for issuance under the Facility, which represents approximately 17.8% of our total outstanding shares as of the date of this Annual Report. Although we have filed a registration statement for the resale of shares under the Equity Line of Credit, it is not currently effective. Accordingly, we cannot issue shares under the facility until it becomes effective or an exemption from registration is available. To the extent shares are issued and sold to the investor pursuant to the Equity Line of Credit, such issuance will result in dilution to our shareholders and increase the number of our Ordinary Shares eligible for resale in the public market, which could have an adverse effect on the market price of our Ordinary Shares.

As of December 31, 2024, we have 4,943,452 Ordinary Shares underlying options that would have been vested and exercisable and an additional 582,431 unvested options outstanding, as well as 4,890,652 Ordinary Shares underlying unvested restricted share units. These grants, and any additional grants that we make in the future, will result in dilution to our shareholders, which may be material and could cause the market price for our equity securities to decline.

Risks Related to The Merger

The Merger (as defined below) may not be completed, due to the failure of the parties to achieve the Closing conditions or otherwise; such a failure could negatively impact our Ordinary Share price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain conditions to closing of the First Merger, or the Closing, including, among others, that:

•	the approval of the Merger Agreement (as defined below), the Merger and the consummation of the transactions contemplated by the Merger Agreement by the Shareholder Approval (as defined below);

•	no governmental authority in any jurisdiction has by any law or order, restrained, enjoined or otherwise prohibited the consummation of the Merger;

•
expiration or termination of the applicable waiting period, or, where applicable, approvals have been obtained, and all notices to, filings with and consents of the applicable governmental authority have been made or obtained under all required governmental approvals;

•
at least 50 days will have elapsed after the filing of the merger proposals with the Companies Registrar and at least 30 days will have elapsed after the approval of the Merger Agreement, the Merger and the consummation of the transactions contemplated by the Merger Agreement by our shareholders has been received; and

•
no Company Material Adverse Effect (as defined in the Merger Agreement) (excepting any effects that, individually or in the aggregate, would not prevent or materially impair us from consummating the Merger or performing any of our material obligations under the Merger Agreement) will have occurred since the execution of the Merger Agreement, and be continuing.

No assurance can be given that each of the conditions will be satisfied. In addition, the Merger Agreement may be terminated under certain circumstances. If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration (as defined below) will also be delayed.

If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business and our financial position will likely be adversely affected. Under such a scenario, our directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work, and we will have incurred significant transaction costs, during the pendency of a failed transaction. In addition, our continuing business relationships with business partners and employees, and the market’s perceptions of our prospects, could be adversely affected, which could have a material adverse impact on the trading price of the Ordinary Shares.

We also could be subject to litigation related to any failure to complete the Merger. If these risks materialize, our financial condition, results of operations or prospects could be materially adversely affected.

Some of our directors and executive officers have interests that may be different from, or in addition to, the interests of our shareholders.

Certain of our directors and executive officers may have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of our other shareholders. These interests include, among other things, the vesting of the Price Adjustment Shares issued pursuant to that certain business combination agreement, dated as of March 8, 2022, between us, Endurance Acquisition Corp. and SatixFy MS, as amended, or the Business Combination Agreement, and under the Fifth Amendment to the Credit Agreement, dated as of October 31, 2023; the making of certain payments upon the termination of certain of our directors; the rights to accelerated vesting of equity awards; the honoring of our indemnification obligations under our charter documents or any existing indemnification agreement; and the continued coverage under our directors’ and officers’ liability insurance policy for a period of seven years commencing immediately prior to the effective time of the Merger.

The fact that there is a Merger pending could materially harm our business and results of operations.

While the Merger is pending, we are subject to a number of risks that may harm our business and results of operations, including:

•	the diversion of management and employee attention from implementing our growth strategy in our existing markets or in new markets that we are targeting;

•
the potential negative effect of the pendency of the Merger on our business, including uncertainty about the effect of the Merger on our employees, customers, suppliers and other parties, which may impair our ability to attract, retain and motivate key personnel, and could cause customers, suppliers and others to seek to change existing business relationships with us;

•	the fact that we have and will continue to incur expenses related to the Merger prior to our closing;

•
our potential inability to respond effectively to competitive pressures, industry developments and future opportunities, in particular, given the restrictions on the conduct of the our business during the interim period between signing and closing due to the pre-closing covenants in the Merger Agreement;

•	we could be subject to costly litigation associated with the Merger; and

•
our current and prospective employees may be uncertain about their future roles and relationships with us following completion of the Merger, which may adversely affect our ability to attract and retain key personnel.

Our obligation to pay a termination fee or a breakup fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other potential acquisition proposals may discourage other potential transactions that may be favorable to our shareholders.

The Merger Agreement provides for a 45 calendar day Go-Shop Period beginning on the date of the Merger Agreement, during which we may, subject to compliance with the terms of the Merger Agreement, solicit, encourage, entertain, discuss and negotiate inquiries, proposals or offers in respect of potential alternative transactions. Thereafter and, until the Merger is consummated or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from soliciting, assisting, initiating, facilitating or knowingly encouraging or engaging in negotiations with respect to Acquisition Proposals or other business combinations. The Merger Agreement also provides MDA Space with certain matching rights in respect of certain alternative potential Acquisition Proposals. If we receive a definitive agreement with respect to a Superior Proposal during the Go-Shop Period and immediately after the respective Matching Period enters into such definitive agreement, we will be required to pay to MDA Space a termination fee of $5 million. In all other circumstances described in the Merger Agreement, including if MDA Space terminates the Merger Agreement due to our breach of our non-solicit obligations or, in certain cases, if we enter into an alternative transaction after termination of the Merger Agreement, we will be required to pay to MDA Space a termination fee of $10 million. Each of MDA Space and we are also subject to a mutual breakup fee of $10 million under other circumstances as described in the Merger Agreement.

If the Merger is not consummated by December 31, 2025 (i.e., the End Date) under certain circumstances that may be beyond our control, either we or MDA Space will be entitled to choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain Closing conditions described in the Merger Agreement. The fulfillment of certain of these conditions is beyond our control, such as: (1) the receipt of the Shareholder Approval; (2) no governmental entity having jurisdiction over any party will have enacted any injunctions that prohibit consummation of the Merger or the other transactions contemplated by the Merger Agreement; and (3) the expiration or termination of the applicable waiting period, or, where applicable, approvals have been obtained, and all notices to, filings with and consents of the applicable governmental authority have been made or obtained under all required governmental approvals. If the Merger has not been completed by the End Date, either we or MDA Space may generally terminate the Merger Agreement, notwithstanding the prior receipt of the approval of the Merger by our shareholders, except that the right to terminate the Merger Agreement would not be available to a party that is in material breach of the Merger Agreement or whose actions or omissions, which constitute a breach of the Merger Agreement, are a principal cause of, or primarily result in, the failure of the Merger to be completed on or before that date.

Our shareholders could file lawsuits in the future challenging the Merger, which may delay or prevent the Closing, cause us to incur substantial defense or settlement costs, or otherwise adversely affect us.

As of the date of this Annual Report, there are no pending lawsuits challenging the Merger. However, potential plaintiffs may file lawsuits challenging the Merger. The outcome of any future litigation is uncertain. Such litigation, if not resolved, could prevent or delay completion of the Merger and result in substantial costs to us, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the Merger is the absence of any provision of applicable law or order by any governmental entity that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the Merger on the agreed-upon terms, then such injunction may prevent the Merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect our business, financial conditions, results of operations and cash flows.

We are subject to covenants in respect of the operation of our business which may prevent us from pursuing certain opportunities that may arise.

Pursuant to the Merger Agreement, we have agreed to certain interim operating covenants intended to ensure that our company carries on business in the ordinary course consistent with past practice, except as required or expressly authorized by the Merger Agreement. These operating covenants cover a broad range of activities and business practices. Consequently, it is possible that a business opportunity will arise that is out of the ordinary course or is not consistent with past practices, and that we, subject to the consent of MDA Space, will not be able to pursue or undertake the opportunity due to our covenants in the Merger Agreement.

We are responsible for our costs related to the Merger, whether or not the Merger is completed.

Certain costs related to the Merger, such as legal, accounting and certain financial advisor fees, must be paid by us even if the Merger is not completed. We and MDA Space are each liable for our own costs incurred in connection with the Merger in accordance with the Merger Agreement.

Upon consummation of the Merger, our shareholders will no longer be shareholders of our company.

Upon consummation of the Merger, each shareholder will cease to hold such shareholder’s Ordinary Shares and to have any rights as a holder of such Ordinary Shares other than the right to be paid the Merger Consideration in accordance with the Merger. If the Merger is successfully completed, our company will no longer exist as an independent public company, and, as a result of the consummation of the Merger, shareholders will no longer have the opportunity to participate in the potential long-term benefits of our business, if any, notwithstanding the risks that we face, to the extent that those potential benefits exceed the benefits reflected in the Merger Consideration to be received pursuant to the Merger.
no longer have the opportunity to participate in the potential long-term benefits of our business, if any, notwithstanding the risks that we face, to the extent that those potential benefits exceed the benefits reflected in the Merger Consideration to be received pursuant to the Merger.

Risks Related to Our Warrants

We may redeem certain unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making those warrants worthless.

Certain of our outstanding warrants are redeemable. we may exercise the redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of our outstanding warrants could force holders: (i) to exercise our warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) to sell our warrants at the then-current market price when the holder might otherwise wish to hold our warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of our warrants.

There can be no assurance that our warrants will be in the money at the time they become exercisable or otherwise, and they may expire worthless.

As of the date of this Annual Report, the weighted average exercise price of our outstanding warrants is $11.50 per Ordinary Share. There can be no assurance that our warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, our warrants may expire worthless.

Our Amended and Restated Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our Company.

Pursuant to the Amended and Restated Warrant Agreement, dated as of January 12, 2023, or the A&R Warrant Agreement, by and between us, Endurance and Continental Stock Transfer & Trust Company, as warrant agent, governing our warrants, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the each such agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that the parties thereto irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. The parties also agreed to waive any objection to such exclusive jurisdiction or that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the A&R Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in our warrants will be deemed to have notice of and to have consented to the forum provisions in the applicable agreement. If any action, the subject matter of which is within the scope the forum provisions of the A&R Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York, or a foreign action, in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions, or an enforcement action, and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the A&R Warrant Agreement inapplicable or unenforceable with respect to one or more actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is SatixFy Communications Ltd. Our company was incorporated in June 2012 as a Hong Kong company. In January 2020, we were reincorporated as a private company limited by shares under the laws of the State of Israel with all company business transferring to the Israeli entity. Our principal executive offices are located at 12 Hamada St., Rehovot 670315, Israel, and our telephone number is +972-8-939-3200. The SEC maintains an internet site that contains reports and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Our website address is http://www.satixfy.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report.

Capital Expenditures and Divestitures

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2024, and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects.”

B.	Business Overview

Our Mission

Our mission is to be the leading global provider of digital satellite communications systems that enable satellite-based broadband delivery to markets across the globe.

Our Company

We are a company operating in the satellite communications industry with our own semiconductors, focused on designing chips, sub-systems and systems that serve the entire satellite communications value chain — from the satellite’s antenna payload to user terminals. We design chip technologies capable of enabling satellite-based broadband delivery to markets around the world. Since we commenced operations in June 2012 through December 31, 2024, it has invested over $271 million in R&D to create what we believe to be a very advanced solution of satellite communications chipsets and ground terminal chips.

We develop advanced ASICs and “RFICs based on technology designed to meet the requirements of a variety of satellite communications applications, mainly for, LEO, MEO and GEO satellite communications systems, Aero or IFC systems and on the pause applications. Our chip technology supports Electronically Steered Multibeam Antennas, or ESMA, digital beamforming and beam-hopping, on-board processing for payloads and some SDR modem capabilities — each of which will be critical for providing optimized access to LEO satellite constellations.

We are a fabless manufacturer. We design our chips, code our software and design end-to-end communications systems for use in various satellite communications applications.

Our end-to-end solutions for the satellite communications industry include satellite payloads, user terminals (ground and Aero/IFC) and landing station baseband, each built around our advanced ASICs and RFICs.

We expect that our growth in the coming years will be driven by continued rapid increases in demand for high-speed broadband services across the globe and by direct to device application, which will be propelled by an increasing number of internet users, broadband connected devices, amount of global data usage and the need for ubiquitous cellular connectivity. We believe that our technologies are well positioned to meet the need for compatible chips and systems to connect new satellite technologies with existing systems and maximize their innovative potential.

Our revenues for the year ended December 31, 2024 and the year ended December 31, 2023 were $20.6 million and $10.7 million, respectively.

Satellite Communications Chips

There is a current trend in the satellite communications industry to transition from traditional analog devices and components to modern digital devices, integrating multiple functions into miniaturized and low-cost integrated circuit modules (chips), which is having a material impact on the satellite communications value-chain. The chips themselves are the critical technology needed to implement this transition — enabling application-specific functionality and defining the capabilities of the communications systems in which they are integrated.

We believe we are a leader in developing advanced, digital silicon ASICs and RFICs for modems and antennas that can be deployed across the entire satellite communications value chain. We have developed advanced lines of modem and antenna chips that enable critical functions for satellite communications systems, such as our PRIME and BEAT antenna chips, which enable multi-beamforming and beam-hopping for satellite payloads and user terminals, and our recent software-defined SX-4000 satellite payload chip, which enables digital on-board processing, beam- hopping and enhanced connectivity needs, including positioning, navigation and timing. We design each of our chips to provide a desirable ratio of size, weight, power and cost, or SWaP-C, while also aiming to maximize data transmission rates for the communication applications that our chips serve.

We developed our chip set with the help of substantial grants from the ESA, sponsored by the UKSA, through ESA’s ARTES program, which have amounted to over $77.5 million through December 31, 2024.

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

Satellite Communications Systems

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

•
The landing station baseband, which is the digital system that enables the network operator to control and manage our communication network and the interaction between the satellite payload and the ground terminal.

We design chips, sub-systems and systems in each of these three categories, providing satellite communications network operators and manufacturers of satellites with advanced solutions for their satellite communications needs.

Satellite Payloads’ chipset

Our advanced SDR SX-4000 payload chip and our satellite ESMA powered by our PRIME2 digital beamforming chip support advanced next generation of digital satellite payloads. Our satellite payload chips are designed for LEO, MEO and GEO satellite applications and are fundamentally flexible, enabling the transmission of large amounts of data that can support in-flight and other remote and mobile communication services, among other applications. These satellite payloads have a digital regenerative onboard processing capability (involving demodulation, processing and remodulation of the signals) that enables handling of communications coming from the ground and communications transmitted from the satellite to the ground, thereby supporting satellite interconnectivity, while ensuring more effective use of the communication bandwidth, and improving system performance. These payload chips also support transparent modes used in more traditional satellite systems.

In August 2023, we announced a $60 million transaction with MDA Space. The MDA Agreement establishes cooperation between the companies to utilize our digital payload chip-based technology to advanced digital satellite payloads, which the parties believe to be unparalleled in today’s market, and is expected to expand into broader markets as well as new customers. We have decided strategically to focus our space business on being a technology provider to satellite payload design companies offering our unique digital multi beam forming and beam-hopping on-board-processing radiation hardening chipsets.

The MDA Agreement is a combination of $40 million as consideration, or the MDA Consideration, for selling our holdings in SatixFy Space Systems UK Ltd, one of our UK based subsidiaries, to MDA, as well as an additional $20 million in advanced payments under new commercial agreements which includes a previous $10 million advanced payment made in June 2023 to be applied to future orders of space grade chips. Out of the MDA Consideration, $37 million was paid in promissory notes issued to us by MDA Space which was settled as follows: $17 million was repaid at the closing of the MDA Agreement in October 2023, and the remaining $20 million was repaid over seven monthly instalments during the year 2024 of $2.85 million each, with the last payment made in July 2024.

SatixFy Space Systems Ltd is our satellite payload subsidiary expert in the development of digital satellite payloads systems and subsystems, including digital beam forming antennas and on-board processing of digital payloads. We continue to retain all our related ASIC intellectual property and new chips’ development to support the growing market. Thus, we continue to retain selling rights to chips for digital payloads. The strategic transaction also establishes cooperation with MDA to utilize our digital payload chip-based technology for advanced digital satellite payloads and is expected to open up our solutions to broader markets and new customers. The strategic transaction was in line with our strategy to focus on being a top leading technology provider to satellite payload design companies, with our unique offering of multi-beam forming and beam-hopping, using our on-board-processing radiation-hardened chipsets.

Satellite payloads must be engineered to meet the technical specifications of the satellite mission for which it is intended. We have completed our prototype payload, sponsored by ESA, which was launched in the second quarter of 2023.

In October 2024, we entered into a Software Development and License Agreement with MDA, pursuant to which we are to provide the modem and beamforming software for our chipsets to be used in digital satellite broadband LEO payloads.  We are also to provide our software licenses and a development kit to support MDA’s deliveries to customers. The full contract price is $9 million, comprised of $6 million for delivery of the software solution with a license to support an existing MDA customer and $3 million for a further license to support future customers. The contract also provides MDA with an option to be granted access to a part of the code related specifically to the data plane for a further $4 million.

User Terminals, Modems and Antennas

Our user terminals consist of a modem and antenna.

•
Modems. We have developed our modems based on our proprietary SX-3000 and SX-3099 Very Small Aperture Terminal, or VSAT, chips, a part of our ASIC technology and one of the base building blocks for all of our terminal products.  We produce modem modules designed to bring the fastest performance available today in a compact form factor and with low power. All of our modems are designed for easy integration with our customers’ hardware, and software solutions and are available for a variety of applications. Our modems are designed to natively support the entire DVB-RCS2 / DVB-S2X industry standards as well as a complete SDR for any other waveform, to ensure maximum flexibility and relevance to our customer base. These industry standards are intended to ensure that systems that utilize them perform with better efficiency, more throughput and better network reliability. We were directly involved in writing the DVB-S2X standard which is based in part on our technology and patents.

To date, we have sold, in the aggregate, more than 275,000 units of our SX-3000 chips on a stand-alone basis and our S-IDU modems based on our SX-3000 chip

•	Antennas. we offer a line of advanced ESMA products based on our proprietary BEAT and PRIME ASIC chip technologies for both ground and Aero/IFC terminal connectivity.

Our Onyx IFC terminal, or the Onyx, is an all-inclusive, high-performance satellite communications aero terminal designed for use on small to mid-size aircraft, delivering superior in-flight connectivity. Characterized by our compact form factor, the Onyx features our cutting-edge digital beamforming technology, along with multi-orbit connectivity capabilities. Onyx is built on our supreme ASIC technology, incorporating PRIME as the antenna digital beamformer, BEAT as the antenna Ku-band RFIC, and Sx-3099 as the terminal SDR modem and antenna control unit, or ACU. Onyx is currently in the testing and certification process. We have completed the manufacturing of our first units, which are currently being tested internally and at customer sites.

Through Jet Talk Limited, or Jet Talk, we are developing a large Aero/IFC terminal designed for commercial aviation that enables in-flight broadband connectivity via connection with multiple satellites, including LEO satellites, enabling high performance broadband communications for hundreds of passengers in commercial or private flights.

Market Opportunity

The space industry is undergoing a dramatic transformation due to lower cost communication solutions and miniaturization in the small satellite sector, which is driven by the increasing capability of small electronics, materials and sensors. We believe this paradigm shift in the industry represents a significant opportunity for us. Within the broader satellite communications industry, we are positioned to target two markets with our advanced satellite chips and communications systems: the satellite communications systems market and the Aero/IFC market.

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

We expect high growth of LEO satellites in the next decade, which will need advanced satellite payloads and user terminals to enable their use. Additionally, because LEO satellites are expected to have a shorter lifespan than GEO satellites, approximately 5 to 10 years based on estimates for Starlink’s SpaceX constellation, satellite providers will require access to a recurring supply of satellite communications systems and components in order to replenish constellations as the satellites approach obsolescence. We anticipate, based on our own estimates of the projected demand for satellite communications systems and unit pricing, that by the end of the current decade, the total addressable market, or the TAM, for satellite payloads could reach approximately $4 to $5 billion and the TAM for user terminals will reach approximately $5 to $6 billion.

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

Cost-effective ESMA are desirable for both space and mobile applications, removing the need for unreliable mechanical parts and associated maintenance, and fixed applications, for ease of installation. We believe these key characteristics of our proprietary technologies will offer customers compelling advantages, from ground to orbit. We believe that our chips’ capabilities to power customers’ needs across the entire satellite communications value chain are an important competitive advantage, ensuring compatibility and efficiency.

We expect that future satellite communications systems will be able to leverage the benefits of, and integrate with, existing communication networks, including cellular networks, satellite communications systems operating at L-band frequency ranges, as well as 5G communications networks, to provide continuous and reliable communication at quality and prices competitive with the current terrestrial networks. Additionally, Ka-band and Ku-band frequency LEO satellites will enable satellite communications systems to compete with terrestrial systems, even in urban areas where terrestrial systems currently operate at more attractive prices. We believe there is a trend in the global telecommunications industry moving towards a convergence between satellite and terrestrial-enabled capability. Terrestrial players, including telecoms and other cellular service providers, are investing significantly in space capability to this end. Our chips and products can be implemented to bridge the technical gap between satellite and terrestrial systems, enabling seamless, ubiquitous connectivity across the globe.

While we are not currently developing any telecommunications-related products, we believe that the expected rapid expansion of 5G networks presents a substantial opportunity for the satellite communications industry. We also believe that our proprietary chip technology is well-suited to adaptation to the expected requirements of 5G telecommunications satellites.

Satellite communications systems for in-flight broadband connectivity on aircraft have undergone significant changes over recent years, as demand has intensified for in-flight broadband communication services at a level and quality more comparable to home use, supporting broadband and streaming applications. The modern airline passenger desires reliable, high speed data connectivity in-flight (which aggregates up to one (1) gigabit per second for a wide body aircraft serving hundreds of passengers), including consistent, high-quality service from gate-to-gate, without the additional costs typically charged for such premium service.

Currently, Aero/IFC terminals are based on communication from the ground to the aircraft or from GEO satellites to the aircraft. The data volume and transmission speeds via these communications systems are limited, in part because the tracking antenna systems typically used for connection with GEO satellites and terrestrial broadband networks are mechanical and susceptible to signal disruptions or gaps as the antenna mechanically switches from source to source. Download and upload speeds are often limited, as is latency. The new generation of LEO satellite constellations operating at Ku-band frequency ranges provide a partial solution to this connectivity issue, because they are deployed in far greater numbers and provide more extensive signal coverage than GEO constellations. However, in order for aircraft to connect with these LEO satellite constellations, they will need to be equipped with a user terminal capable of tracking the fast-moving and numerous LEO satellites or accessing both LEO networks and GEO networks simultaneously. This electronically steered multibeam connectivity is essential to providing seamless handover between satellites and simultaneous multi-orbit operation.

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

Further, we expect to benefit from STE industry experience and strong presence in East Asia in the marketing and sale of our Aero/IFC terminals, which will be marketed and sold to the commercial aviation market exclusively through our Jet Talk joint venture. See “—Operating and Financial Review and Prospects — Our Revenue Model and Prospects.”

We have continued to invest in R&D and also believes that circumstances have provided it with an opportunity to gain IFC market share. Significant delays occurred in the procurement of IFC antennas as a result of the COVID-19 pandemic, providing us with the opportunity to mature our technology and design lower cost, more powerful and easier to install Aero/IFC terminals at a time when our principal competitors’ market-ready products, based on more traditional mechanical antennas operating over GEO, did not receive substantial orders. We anticipate that our Aero/IFC terminals will now come to market at the time the industry is likely to begin procuring their next generation of IFC equipment, also coinciding better with new services being introduced by new LEO constellations.

Our Technology

We have a broad portfolio of technology leading silicon chips and systems for the entire satellite communications value chain. Our team of over 120 engineers is focused on developing cutting-edge systems, powered by our chip technologies, to lead innovation in satellite communications. We are committed to enhancing our technology, which is demonstrated by us over $271 million in R&D investment from the commencement of operations in June 2012 through December 31, 2024.

•
Cutting-Edge Chips. We believe it is positioned to be a leading provider of satellite communications systems for the next generation of satellites. Our modem chips have the ability to split data for retransmission and combine received data from nearby satellites or ground hubs efficiently and quickly. Our chip technology enables it to develop communications systems that are high performing, low weight, energy efficient and sized to be compatible for a wide array of applications and satellite technologies.

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

•
Tailor Made. We have the ability to design and present customers with customized solutions using our whole family of highly flexible chips and modules that integrate with their planned or existing systems, and which can be tailored to meet their requirements. We believe that providing optimized cost-effective solutions, in an era when satellite technology is rapidly evolving, is important for positioning it at the technological forefront of the market and securing relationships with leading communications providers.

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

Our Strengths

Our core chip technology and satellite communications systems leverage our track record in satellite communications chip development and our deep understanding of RF device processing, silicon chip design and related system architecture to address the emerging needs of the satellite communications markets. We believe our leadership position in developing chips and satellite communications systems is a result of the following core strengths:

•
Superior Technology Leading to Superior Performance. We believe it is a technology and product leader in the growing satellite communications industry, as evidenced by Our innovative technologies such as the digital beamforming and the beam-hopping chip technology. Our chips are designed to power our satellite communications systems, which in turn enhance satellite communications capabilities, including on-board processing capabilities driven by channel switching and flexibility.

Our systems are optimized to unlock the full potential of new LEO satellite constellations. We believe that the proprietary and innovative features of our modem and antenna chips enable it to create satellite communications systems that are superior in capacity, performance and functionality to our competitors’ systems.

•
Tailor-Made Innovation of Next-Generation Satellite Communications Technology. Our SDR modem and antenna chips are designed to be tailored and optimized to meet the technical requirements of our customers in their respective end markets without the traditional expense of developing bespoke chips each time. This is a significant differentiator from, and combined with the over $271 million we have invested in R&D, creates significant barriers to entry for, our competitors. Our communications systems are also capable of being tailored to our customers’ needs, while promoting efficiency through a common chip set across the entire satellite communications value chain. In many cases, our close relationships with our customers in the design stage and our deep engineering expertise, position it in a limited group of satellite communications system developers capable of providing the necessary solutions to our customers. We believe these close working relationships, coupled with our proprietary technology and experience, help our customers achieve higher throughput capacity and better integration of all key components of the satellite communications system, while providing advantages in terms of lower weight and power consumption. We believe our solution enables overall lower systems costs relative to our principal competitors.

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

•
End-to-End Capabilities Promoting Long-term Customer Relationships. We often cover the entire life cycle of the systems our delivers to our customers, from defining specifications according to our customers’ requirements, to designing or redesigning the chips, to oversight of the assembly of the final product and the subsequent delivery of custom-tailored products to the customer. We believe that our participation in serving the entire life cycle of the customer’s satellite communications system promotes long-term customer relationships, as once our tailor-made systems are integrated in a customer’s satellite constellation or the ground communications infrastructure, the costs of switching to a different provider of satellite communications systems could often be substantial.

•
Proven Management Team. Our executive management team has extensive experience in effectively guiding companies through various industry cycles and technology transitions. Our management team provides it with steady, reliable leadership, uniquely capable of identifying strong investments, executing through change, and maintaining stability during market uncertainty.

Our Strategy

We aim to be the leading global provider of digital satellite communications systems that enable satellite-based broadband delivery to markets across the globe. The key elements of our strategy are:

•
Strengthen our Technology Leadership. we believe that our success thus far is largely attributable to our digital silicon chip design expertise. we aim to leverage our design expertise to continue developing high-performing chips and systems that are smaller, lighter, have lower power consumption and a lower cost, while continuing to invest in R&D to maintain Our technology leadership in this market.

•
Capitalize on LEO and IFC Market Opportunities. The satellite communications market presents significant opportunities for innovative solutions. The introduction of the new LEO satellite constellations creates the need for smaller satellite communications systems that can handle higher speeds, larger capacity and operate with lower power consumption. Our modem and antenna chips, as well as our satellite payload, user terminal and hub systems, were developed to meet the new technological needs of the LEO satellite constellations. New opportunities in the Aero/IFC market are emerging as the demand for “home-like” broadband connectivity on commercial flights increases, creating the need for IFC systems that can deliver fast and reliable connectivity. By developing our chips and systems to meet new market opportunities, We intend to expand the deployment of our next generation chips and systems.

•
Leverage and Expand Our Existing Customer Base. We intend to continue to develop long-term, collaborative relationships with top tier customers who are regarded as leaders in their respective markets. We intend to continue to focus on sales to these customers and build on our relationships with them to define and enhance our product roadmap and expand our scope of business with them. Engaging with market leaders will also enable it to participate in emerging technology trends and new industry standards.

•
Attract and Retain Top Talent. We are committed to recruiting and retaining talented professionals with proven expertise in the design, development, marketing and sales of satellite communications chips and systems. We believe it has assembled a high-quality global multinational team in all the areas of expertise required for a leading satellite communications company. We believe that our ability to attract the best engineers is a critical component of our future growth and success.

•
Expand Our Global Presence. We intend to continue strengthening our relationships with our existing customers, while also planning for increased demand as our brand recognition grows. We intend to continue expanding our presence worldwide as it grows in our market to serve the needs of clients in additional geographies and tap into talent pools from international markets.

Our Chips and Satellite Communications Systems

 Modem Chips — SX-3000/3099/4000

SX-3000/3099

Our SX-3000 is the first generation of modem chip it developed. It is a VSAT modem chip, System on a Chip and an ASIC designed for ground user terminals. The SX-3000 is a core element with empowered SDR capabilities and is compatible with the latest industry standards, such as DVB-S2X/RCS2, with a transponder throughput rate of up to 500 Msps. In addition to providing VSAT modem SDR functions, additional embedded central processing units and multiple digital signature processing, the SX-3000 enables advanced features, such as fast beam-hopping, is custom designed for wide-band high throughput satellite terminals and is highly compatible and designed to serve as a core component in VSAT modem systems. The SX-3000 serves applications from standard satellite broadcast to mobile satellite data terminals and TV broadcast. The SX-3000 also includes “Over the Air” capability, which enables firmware upgrades in the field for long term system viability and a long product life cycle with future proof upgradability enabling future-proof systems.

Our SX-3099 VSAT modem chip is the new generation of SX-3000 that represents an improvement over the SX-3000. SX-3099 is capable of supporting 1GHz bandwidth, up to eight instances in receive and transmit paths, beam-hopping, and is smaller in size, consumes less power, and is lower in cost compared with the SX-3000. The beam-hopping capability is compatible with the DVB S2X standard, which is the latest revision of the industry standard for the satellite communications systems, written and led by our engineers and is based on our technology and patents. We believe our SX-3099 is the first and currently the only modem chip supporting wideband channels and beam-hopping. The primary target uses of our SX-3099 modem chips include ground terminals and hubs and IFC systems.

As of December 31, 2024, we have sold approximately an aggregate of 275,000 of our satellite communications modems (S-IDU) with our SX-3000 chips and of our SX-3000 chips on a standalone basis.

SX-4000

The SX-4000 is a highly integrated, low-power, satellite baseband modem chip suitable for use in satellite payloads, with on-board processing, also supporting Inter-satellite Links. The chip is treated with a radiation hardening process to be suitable for space usage. The radiation hardening process used on the SX-4000 chip includes software features that are designed to reduce the occurrence of radiation-induced errors in the operating system. The software is also designed to identify and recover from errors caused by radiation, minimizing downtime and disconnection.

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

In order to address the in-orbit beamforming needs of our payload customers, it has developed a beamformer chip called PRIME 2.0. We believe that PRIME 2.0 offers the best SWaP-C digital multi-beamforming solution for satellite payloads on the market, capable of generating up to 128 simultaneous beams in any band up to Ka-band.

We believe our PRIME chips can reduce the number of LEO satellites needed in a constellation and allow for larger coverage areas than possible with conventional phased arrays.

In June 2024, we secured a $20 million order for our PRIME 2.0 Space-Grade chips and software to be delivered over the following five quarters. This was a follow up order to an earlier $4 million order by the same customer from September 2023.

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

Our chips for satellite payloads are designed to consist of an on-board processing, our satellite ESMA powered by our PRIME 2.0 digital beamforming chip and our advanced SDR SX-4000 payload chip. Our chips for satellite payloads are designed for LEO, MEO and GEO satellite applications and are fundamentally flexible, enabling the transmission of large amounts of data supporting the full range of satellite communications business opportunities. Our chips for satellite payloads have a digital regenerative onboard processing capability that enables satellite interconnectivity, separate handling of communications coming from the ground and communications transmitted from the satellite to the ground, while ensuring more effective use of the communication bandwidth, improving system performance. Our payload chips also support transparent modes used in more classic satellite systems.

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

The MDA Agreement establishes cooperation between us and MDA to utilize our revolutionary digital payload chip-based technology to advanced digital satellite payloads, which the parties believe to be unparalleled in today’s market and is expected to open up our solutions to broader markets as well as new customers. We have decided strategically to focus our space business on being a technology provider to satellite payload design companies offering our unique digital multi beam forming and beam-hopping on-board-processing radiation hardening chipsets.

User Terminals, Modems and Antennas

User Terminals

User terminals consist of a modem and an antenna. The following is a description of our user terminal products, both current and under development.

Aero Onyx terminals. Our Onyx IFC terminal is an all-inclusive, high-performance satellite communications Aero terminal designed for use on small to mid-size aircraft, delivering superior in-flight connectivity. Characterized by our compact form factor, the Onyx Aero features our cutting-edge digital beamforming technology, along with multi-orbit connectivity capabilities. Onyx is built on our ASIC technology, incorporating PRIME as the antenna digital beamformer, BEAT as the antenna Ku-band RFIC, and Sx-3099 as the terminal SDR modem and ACU. Onyx is currently in the certification process and the first manufactured units are currently being tested internally and at customer sites.

This is a mature version after successfully completed flight test with first prototype. Onyx is our optimal offering for the business aviation market, having smaller platforms that usually accommodate smaller or less populated aircraft.

Aero/IFC terminals. Our large Aero/IFC terminal is designed to provide online broadband connectivity via multiple satellites to simultaneously support hundreds of passengers in commercial and private flights with high performance communication. We intend to offer a commercial Aero/IFC terminal, which is targeted at airlines operating narrow-body (single-aisle) aircrafts or wide-body (double-aisle) aircrafts. Our commercial Aero/IFC terminals, as well as all other satellite antenna systems for commercial aircraft applications, will be offered exclusively in the commercial aviation market through Our Jet Talk joint venture with STE. In furtherance of his arrangement, we have granted an exclusive, royalty-free, worldwide, perpetual, non-transferable, irrevocable license to certain of our intellectual property to Jet Talk for this purpose. We have two contracts with Jet Talk, both related to the development of an Aero/IFC satellite communications terminal for commercial aircraft. Jet Talk pays for our development services associated with these contracts with the proceeds of a $20.0 million investment by our joint venture partner, STE.

Our large Aero/IFC terminal is designed for high reliability, low maintenance and fast, simple installation. Our Aero/IFC terminal is equipped with our beamforming technology and is designed to enable seamless communication with multiple LEO, MEO and/or GEO satellites to provide “home-like” broadband connectivity and streaming capabilities to passengers. Relying on scalable technology, the terminal’s antenna arrays reach much higher performance, providing satellite bandwidth efficiency – a clear advantage over competition, especially in the LEO constellations market. We believe that the gained experience and lessons learned from Onyx will be helpful for the larger Aero/IFC product performance and shortening the time for coming to the market.

Our Aero/IFC terminal includes an embedded modem, based on our SX-3099 chip. The modem is digitally interfaced with receive and transmit antenna arrays for high-performance data communication and is combined with a programmable SDR.

Ground Terminals. We offer or is developing a family of ground terminals to address a broad number of market verticals such as fixed (e.g., direct-to-home, etc.) and mobile (e.g., public transport, etc.) broadband applications.

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

As of December 31, 2024, we have sold over approximately an aggregate of 275,000 units of our S-IDU modems based on our SX-3000 chip and of our SX-3000 chips on a standalone basis.

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

We are currently developing an ESMA to receive data from and transmit data to Ka-band LEO, MEO and GEO satellites. Our ESMA can handle a number of beams and can switch between LEO, MEO and GEO satellites in microseconds. ESMA supports acquisition and tracking capabilities from multiple beams at multiple polarizations and can be integrated with our SDR modem chip to provide a full terminal solution.

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

We currently rely on a small number of third parties for a substantial amount of our chip manufacturing and system assembly operations, and for electronic components and chip development software. Currently, the majority of our chips are supplied by a single foundry, GlobalFoundries, on a purchase order-by-purchase order basis, and we purchase chip development software and software libraries from a limited number of providers, such as Cadence Design Systems, Inc. and Siemens AG. We currently do not have long term supply contracts with most of our other third-party vendors, and We negotiate pricing with our main vendors on a purchase order-by-purchase order basis. See “Risk Factors— Risks Related to our Business, Operations and Industry — disruptions in relationships with any one of our third-party manufacturers or suppliers.” The majority of our chips are designed to be compatible with the manufacturing processes and equipment employed by GlobalFoundries and switching to a new foundry vendor for these chips may require significant cost and time. Additionally, we may establish additional foundry and other vendor relationships as such arrangements become economically useful or technically necessary.

For our communications systems, which consist primarily of a printed circuit board, or PCB, chips and other electronic components, we have arrangements with third-party manufacturers to produce our PCBs, and it sources electronic components and other parts that comprise the non-chip components of our systems from a variety of suppliers. Additionally, we outsource the assembly of our systems to third-party service providers. While most of the electronic components used for our communications systems are commoditized, the subassemblies and other necessary services for the production of our communications systems are obtained from a limited group of suppliers. If one or more of these vendors terminates our relationship with us, or if they fail to produce and deliver our products or provide services according to our requested demands in specification, quantity, cost and time, our ability to ship our chips or satellite communication systems to our customers on time and in the quantity required could be adversely affected, which in turn could cause an unanticipated decline in our sales and damage our customer relationships. See “Risk Factors— Risks Related to our Business, Operations and Industry — we rely on third parties for manufacturing of our chips and other satellite communications system components. We rely on third parties for the manufacturing of our chips and other satellite communications system components. We do not have long-term supply contracts with our foundry or most of our third-party manufacturing vendors, and they may not allocate sufficient capacity to us at reasonable prices to meet future demands for our solutions.” and “ — Risks Related to our Business, Operations and Industry — We rely on a third-party vendor to supply chip development software to it for the development of our new chips and satellite communications systems, and we may be unable to obtain the tools necessary to develop or enhance new or existing chips or satellite communications products.”

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

 We generated $20.6 million, $10.7 million and $10.6 million in revenues during the year ended December 31, 2024, the year ended December 31, 2023 and the year ended December 31, 2022, respectively, of which approximately 79% , 64% and 85%, respectively, was attributable to UK-based operations and the remaining revenues were attributable to Israel-based operations.

Marketing

Our marketing strategy is focused on promoting brand awareness through differentiated positioning, messaging and pronounced leadership. We achieve this by communicating our product advantages and business benefits and promoting our brand.

Our marketing team focuses on increasing the awareness of our brand through public relations, advertising, trade show participation and conference speaking engagements that inform the market on our current systems. Our marketing efforts include identifying and sizing new market opportunities for our systems, creating awareness of us and our systems, and generating contacts and leads within these targeted markets.

In addition, in connection with our Jet Talk joint venture, which has the exclusive right to sell our Aero/IFC terminals to the commercial aviation market, we expect to benefit from STE’s marketing resources and experience in the aerospace industry.

Our Customers and Potential Revenue Pipeline

We design, develop, produce and market our modem and antenna chips and our systems to leading international companies such as operators of LEO, MEO and GEO communication satellites, manufacturers in the fields of Aero/IFC systems and satellite communications systems’ manufacturers.

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

We are focused on attracting new customers and expanding our relationships and revenue with existing customers, which we believe will be driven by our ability to continue to improve our technologies and systems that make our offerings compatible with the latest advances in satellite-enabled communication. We actively track our customer relationships, including by monitoring progress under our committed contracts and our prospective customer relationships. While our contracts are typically terminable by it or our customers upon prior notice, once our tailor-made systems are embedded in a customer’s satellite constellation or communication infrastructure, the costs of switching to a different provider could often be substantial.

A significant portion of our net revenue has historically been generated by a limited number of customers. our three largest customers accounted for, in the aggregate, approximately 95% and 77% of our total revenue for the year ended December 31, 2024 and the year ended December 31, 2023, respectively. As of December 31, 2024, we had binding contracts with five customers under which it recorded revenues in 2024 or expects to record future revenues. See “Risk Factors — Risks Related to our Business, Operations and Industry — We generate a significant percentage of our revenue from certain key customers and anticipate this concentration will continue for the foreseeable future, and the loss of one or more of our key customers could negatively affect our business and operating results.”

Backlog and Potential Revenue Pipeline

As of December 31, 2024, we had signed revenue contracts representing backlog of approximately $88 million which includes a $33 million prepayment towards future ASIC orders. Our backlog consists of estimated revenue pursuant to customer orders and signed contracts. Our customer orders may be terminated under certain circumstances, including if we fail to meet delivery deadlines or otherwise breach our contracts, and most of our customer contracts are terminable upon prior notice to it, without penalty. There is no assurance that we will be able to expand our customer relationships, and therefore our backlog, or that our backlog will translate into revenue or cash flows.

Additionally, we previously reported estimates of our potential future revenue pipeline; however, due to the cessation or narrowing of negotiations of new contracts with existing and prospective customers, our potential revenue pipeline is uncertain, and it does not plan to report this metric in future periods unless and until these circumstances change, as such pipeline information would be of limited utility to investors.

R&D

As of December 31, 2024, we had a team of over 144 engineers supporting our mission to innovate the satellite communications industry, including hardware and software engineers (45), VLSI engineers (36), product and antenna engineers (41) and algorithms and system engineers (23). Continued investment in R&D is critical to our business. We conduct our R&D across centers in Israel, the United Kingdom and Bulgaria. By spreading our R&D team across multiple locations, our increases our access to highly skilled engineering talent, which We believe provides it with opportunities for evolution and growth.

Our R&D efforts focus primarily on developing new chips, systems and technologies, as well as improving our existing systems with additional innovative features and functionality. The development of modem and antenna chips requires us to improve the performance, size, power consumption, product roadmap, resilience and cost of our chips. We combine technologies, such as beamforming, beam-hopping and silicon development processes with our proprietary design methods, intellectual property and expertise to develop new technologies and advanced systems. To date, our R&D efforts have yielded, in addition to our proprietary chips, satellite-capable modems that are in production and several products, including satellite payloads, Aero/IFC terminals and ground terminals and hubs, that are in late-stage development or nearing the prototype phase.

Our R&D expenses were $27.5 million and $33.4 million for the year ended December 31, 2024 and the year ended December 31, 2023, respectively, before the deduction of R&D grants. Since it commenced operations in 2012, we have invested over $271 million in R&D. We conduct our R&D across centers in Israel, the United Kingdom and Bulgaria. By spreading our R&D team across multiple locations, we increase our access to highly skilled engineering talent, which it believes provides it with opportunities for evolution and growth.

We have received significant R&D funding from ESA, with the support of the UKSA, through our ARTES program since establishing and growing a presence in the UK in 2016. We have won multiple contracts with ESA, including as a subcontractor to leading satellite communications companies, and through December 31, 2024, we have obtained over $77.5 million in grants from the ESA and $6.3 million in other forms of funding from the IIA. The ESA development contracts span the full range of our product portfolio, including our PRIME, BEAT, SX-3099, SX-4000 payload, Ka-band Aero/IFC terminal. In connection with the ESA grants, which are intended to fund 50% to 75% of the cost of development and manufacturing of the integrated chip sets and the communications systems, our agreement stipulates that the resulting intellectual property will be available to ESA on a free, worldwide license for our own requirements. In addition, ESA can require us to license the intellectual property to certain bodies that are part of specified ESA programs, for ESA’s own requirements on acceptable commercial terms, and can also require us to license the intellectual property to any other third party for purposes other than ESA’s requirements, subject to our approval that such other purposes do not contradict our commercial interests.

Competition

The satellite communications industry is competitive and characterized by rapid advances in technology, new product introductions, high levels of investment in R&D and high costs associated with generating marketable systems. our competitiveness depends on our ability to develop and launch systems superior in performance and SWaP-C than our competitors and our ability to anticipate and adjust to changes in our customers’ requirements. The competition in the satellite communications market focuses primarily on performance, size, power consumption, product roadmap resilience and cost. we believe that it competes favorably as measured against these criteria. Our customers’ selection process is highly competitive, and there are no guarantees that our systems will be included in the next generation of our customers’ systems.

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

Many of our current and potential competitors have existing customer relationships, established patents and other intellectual property, and substantial technological capabilities. In some cases, our competitors are also our customers or suppliers. Some of our competitors have recently introduced products with more advanced technologies than in the past, which increases competition with our products. Additionally, many of our competitors may have significantly greater financial, technical, manufacturing and marketing resources than we do, which may allow them to implement new technologies and develop new systems more quickly than we can. For further information, see “Risk Factors — Risks Related to our Business, Operations and Industry — we operate in a highly competitive industry and may be unsuccessful in effectively competing in the future.”

Intellectual Property

 We seek to establish and maintain our intellectual property and proprietary rights in our technology and systems through a combination of patent, trademark, copyright and trade secret laws, as well as contractual rights and confidentiality obligations. We seek to maintain the confidentiality of our trade secrets and confidential information through nondisclosure policies, the use of appropriate confidentiality agreements and other security measures. We have registered a number of patents worldwide and have a number of patent applications pending determination, including provisional patent applications for which it is considering whether to file a non-provisional patent application.

As of December 31, 2024, we owned 44 issued patents and 16 pending patent applications, including provisional and Patent Cooperation Treaty applications, across the United States, the United Kingdom, Europe and Israel. Our issued patents and pending patent applications cover, among other things, satellite communications systems, ESMA technology, beam-hopping, satellite payload technology and a broad array of applications from aero mechanics and cooling to mechanical design, digital design and software verification. As part of the MDA Agreement, we granted MDA a non-exclusive license to certain of our intellectual property related to digital payloads. Certain of our affiliates and MDA also entered into a Three-Party Escrow Service Agreement  and a License Agreement, or the License Agreement, pursuant to which certain intellectual property with respect to our space grade chips is placed into escrow for the benefit of MDA and released to MDA for our use of the licensed intellectual property (including without limitation principally the right to complete the development of certain space grade chips and incorporate it in our payload products), or otherwise under the License Agreement.

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

Some of our systems include software or other intellectual property licensed from third parties.

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

The industries in which we compete are characterized by rapidly changing technologies, a large number of patents, and claims and related litigation regarding patent and other intellectual property rights. We cannot ensure that our patents and other intellectual property and proprietary rights will not be challenged, invalidated or circumvented, that others will not assert that it has infringed, misappropriated or otherwise violated their intellectual property rights, or that our rights will give it a competitive advantage. In addition, the laws of some foreign countries may not adequately protect our systems or intellectual property or proprietary rights.

For further information, see “Risk Factors— Risks Related to Intellectual Property, Information Technology, Data Privacy and Cybersecurity.”

Grants from the Israel Innovation Authority

As of December 31, 2024, we have received grants in an aggregate amount of $6.3 million from the government of Israel through the IIA for the financing of our R&D expenditures in Israel. As a recipient of grants, we are subject to certain obligations and restrictions under the Innovation Law, including the following:

Royalty payment obligations: We are obligated to pay the IIA royalties from the revenues generated from the sale of products (and related services) developed, directly or indirectly, as a result of the Approved Programs, or deriving therefrom, at rates which are determined under the Innovation Law (currently a yearly rate of between 3% to 5% on sales of products or services developed under the Approved Programs), up to the aggregate amount of the total grants received by the IIA, plus annual interest based on the 12-month LIBOR. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to U.S. dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA-grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for the grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12-months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

Reporting obligations: We are subject to periodic and event-based reporting obligations, and, among other requirements, must report to the IIA regarding any change of control in our company or regarding any change in the holding of our means of control which results in any non-Israeli citizen or entity becoming an “interested party,” as defined in the Innovation Law, in our company. In the latter case, the non-Israeli citizen or entity will also be required to execute an undertaking, in a form prescribed by IIA, acknowledging the restrictions imposed by the Innovation Law and agreeing to abide by its terms.

IIA Funded Know-How transfer restrictions: IIA Funded Know-How may not be transferred outside of Israel except under limited circumstances, and only with the approval of the IIA and in certain circumstances, subject to the payment to the IIA of a redemption fee calculated in accordance with the Innovation Law (generally capped at six times the grants received (dollar linked) plus interest). A “transfer” for the purpose of the Innovation Law means a sale of the IIA Funded Know-How or any other transaction which in essence constitutes a transfer of such know-how (for example, grant of an exclusive license to a non-Israeli entity for R&D purposes which precludes the grant recipient from further using the IIA Funded Know-How). The calculation of the amount due to the IIA in the event of the transfer of IIA Funded Know-How outside of Israel will take into consideration the amounts received from the IIA, the royalties that have already paid to the IIA, the amount of time that has elapsed between the date on which the IIA Funded Know-How was transferred and the date on which the IIA grants were received, the sale price and the form of transaction. Upon payment of such redemption fee, the IIA Funded Know-How and the manufacturing rights of the products supported by such IIA funding cease to be subject to the Innovation Law. An IIA grant recipient may transfer IIA Funded Know-How to another Israeli entity subject to the IIA’s prior approval. Such transfer will not be subject to the payment of a redemption fee, but the grant recipient will be required to pay royalties to the IIA from the proceeds of such transaction as part of the royalty payment obligation.

Local manufacturing obligations: Products developed using the IIA grants must, as a general matter, be manufactured in Israel. The IIA grant recipient is prohibited from manufacturing products developed with IIA grants outside of the State of Israel without receiving prior approval from the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate which only requires submitting a notice following which the IIA has a right, within 30 days following the receipt of such notice, to deny the transfer of manufacturing). If approval to manufacture products developed with IIA grants outside of Israel is received, the grant recipient will be generally required to pay increased royalties to the IIA, up to 300% of the grant amount plus interest at annual rate, depending on the manufacturing volume that is performed outside of Israel. The grant recipient may also be subject to an accelerated royalty repayment rate as defined under the Innovation Law. The grant recipient also has the option to declare in its original IIA grant application its intention to perform a portion of the manufacturing capacity outside of Israel, thus avoiding the need to obtain additional approval and to pay the increased royalty amount. We have declared in all of its IIA grant applications its intention to perform between 70% to 95% of the manufacturing capacity outside of Israel. This requires the payment of royalties at an accelerated rate.

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

For further information, see “Risk Factors — Risks Related to Litigation, Laws and Regulation and Governmental Matters.”

Regulatory Environment

Our customers are subject to certain laws and regulations with regard to the performance of their communications systems. Therefore, our systems must comply with their applicable requirements. We are subject to export control laws and regulations, and trade and economic sanctions laws and regulations, with respect to the export of such systems and equipment. For further information, see “Risk Factors — Risks Related to Litigation, Laws and Regulation and Governmental Matters.”

Product Testing and Verification

Certain equipment and systems manufactured by our customers must comply with applicable technical requirements intended to minimize radio interference to other communication services and ensure product safety. In the United States, the Federal Communications Commission is responsible for ensuring that communication devices comply with technical requirements for minimizing radio interference and human exposure to radio emissions. Other regulators, mainly in our European markets, perform similar functions of publishing and enforcing their own requirements. These requirements flow down as technical requirements from our customers to the technical specifications of our systems with which we must comply. The systems we deliver to our customers are tested either by it or by a private testing organization to ensure compliance with all applicable technical requirements, and such testing is backed up with a compliance certification as part of the delivery process.

Export Controls

Due to the nature and classification of our communications systems, we must comply with applicable export control regulations in the countries from which it exports our systems. These regulations often require obtaining export licenses from local governments for the export of our systems, which could increase our costs. Failure to comply with these regulations could result in substantial harm to us, including fines, penalties and the forfeiture of future rights to sell or export these systems.

Data Privacy and Cybersecurity

In the ordinary course of our business, it collects, uses, transfers, stores, maintains and otherwise processes certain sensitive and other personal information regarding our employees, customers and service providers that is subject to complex and evolving laws, regulations, rules, and standards regarding data privacy and cybersecurity. Internationally, many jurisdictions have established their own data privacy and cybersecurity legal frameworks with which we may need to comply. For example, in the European Union the GDPR requires covered businesses to comply with rules regarding the processing of personal data, including our use, protection and the ability of persons whose personal data is processed to access, to correct or delete personal data about themselves. Failure to meet GDPR requirements could result in penalties of up to 4% of annual worldwide turnover or EUR 20 million (£17.5 million) (whichever is the greater). Additionally, in the UK, the UK GDPR (i.e., a version of the GDPR as implemented into UK law) is in effect. The GDPR and the UK GDPR include certain limitations and stringent obligations with respect to the transfer of personal data from the EU and the UK to certain third countries (including the United States).

At the U.S. federal level, we are subject to the rules and regulations promulgated under the authority of the Federal Trade Commission, which regulates unfair or deceptive acts or practices, including with respect to data privacy and cybersecurity. Moreover, the United States Congress is currently considering various proposals for more comprehensive data privacy and cybersecurity legislation, to which we may be subject if passed. Data privacy and cybersecurity are also areas of increasing state legislative focus, and we are, or may in the future become, subject to various state laws and regulations regarding data privacy and cybersecurity. For example, the California Consumer Protection Act of 2018, as amended by the California Privacy Rights Act applies to for-profit businesses that conduct business in California and meet certain revenue or data collection thresholds.

Other states where we do business, or may in the future do business, or from which it otherwise collects, or may in the future otherwise collect, personal information of residents have enacted or are considering enacting similar laws. In addition, laws in all 50 U.S. states generally require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach.

Any failure or perceived or inadvertent failure by us to comply with existing or new laws, regulations, rules, and standards regarding data privacy or cybersecurity could harm our reputation, distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for its, and ultimately result in the imposition of liability. For further information, see “Risk Factors — We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity, which can increase the cost of doing business, compliance risks and potential liability.”

Organizational Structure

SatixFy Communications Ltd. is the parent company of our corporate group, which has five wholly owned subsidiaries, including: (1) SatixFy Israel Ltd., which is incorporated in Israel; (2) SatixFy UK Limited, which is incorporated in the United Kingdom; (3) SatixFy Bulgaria Ltd., which is incorporated in Bulgaria; (4) SatixFy US LLC, which is incorporated in Delaware, United States; (5) Endurance Acquisition Corporation, a Cayman Islands exempted company; and one partially owned subsidiary (6) Jet-Talk Limited, which is incorporated in the United Kingdom.

Property, Plants and Equipment

Our corporate headquarters is located in Rehovot, Israel, which also serves as VLSI R&D and Operations Center and which comprises 2,246 square meters. We also have one design center in the United Kingdom, which comprises 826 square meters, one design center in Bulgaria, which comprises 966 square meters and one center in the United States that comprises 140 square meters. The one UK location serves as the R&D and operations center for our hardware, software and test teams, and the Bulgaria center is where we employ our antenna development team.

Legal Proceedings

From time to time, we may be subject to other legal proceedings and claims in the ordinary course of business. we are not currently a party to any litigation, except as described above. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

We are presently involved in a proceeding brought by certain plaintiffs, who purport to be our stockholders, that have filed two suits, in an Israeli court in Tel Aviv, or the Court, against us, Satixfy Limited, Yoel Gat, Doron Rainish, Yair Shamir and Yoav Leibovitch, arguing that the plaintiffs are entitled to an aggregate of two million of our Ordinary Shares, and seeking, among other things, an order enjoining the defendants from executing any transaction, including the Business Combination Agreement, or taking any other action that could harm plaintiffs’ rights as shareholders to the extent it does not affect all shareholders equally. The plaintiffs base their claims on their prior ownership stakes in Satixfy Limited, a company incorporated in Hong Kong, whose business was assigned to us in exchange for the issuance of identical holdings in us, except for certain shares placed in trust for the benefit of certain service providers (including the plaintiffs) subject to a future arrangement regarding their actual ownership. Plaintiffs maintain that they were entitled to direct holdings in us. We intend to vigorously contest the plaintiffs’ claims. We have issued and placed in trust sufficient shares to provide for the plaintiffs’ alleged stakes in us if the plaintiffs prevail on the merits. In May 2022, the Court rejected the plaintiffs’ request for specific injunctive relief while ordering the appointment of a former judge, Mr. Yossi Shapira, as the new trustee to exercise fiduciary authority over such shares. In January 2025, the court replaced Mr. Shapira with a new trustee, the former District Court Judge Dr. Adi Zarankin. The plaintiffs’ claim on the merits remains pending, and statements of defense were filed by the respondents in July 2022. After the preliminary stage of the proceeding, the plaintiffs filed their evidence during the months of April and May 2024, followed by our evidence, which were filed in September 2024 and December 2024. Evidentiary hearings were held in January and March 2025 and additional hearing is scheduled to be held in April 2025. We believe that these proceedings will not have a material impact on us.

Recent Corporate Developments – Merger Agreement

On April 1, 2025, we entered into an Agreement and Plan of Merger, with MDA MANTISRAEL OPERATIONS 1 Ltd. , or Merger Sub 1, an Israeli company and an indirect wholly owned subsidiary of MDA Space, and MANTISRAEL OPERATIONS 2 Ltd., or Merger Sub 2, and collectively with Merger Sub 1, the Merger Subs, an Israeli company wholly owned by Merger Sub 1, or, as it may be amended from time to time, the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub 2 will merge with and into us, with our company, as the surviving entity, becoming a wholly owned subsidiary of Merger Sub 1, or the First Merger. We will then immediately merge with and into Merger Sub 1, with our company again as the surviving entity, becoming an indirect wholly owned subsidiary of MDA Space, or the Second Merger, and collectively with the First Merger, the Merger.

Subject to the terms and conditions of the Merger Agreement, each Ordinary Share held immediately prior to the effective time of the First Merger, or the Effective Time, will be cancelled and converted into the right to receive $2.10 in cash, or the Merger Consideration, without interest and subject to the withholding of any applicable taxes and in accordance with the terms of the Merger Agreement. In addition, in respect of our outstanding equity awards and warrants to acquire Ordinary Shares:

•
each unexercised “in-the-money” option to acquire Ordinary Shares that is outstanding under any of our stock equity plans, whether or not then vested or exercisable, will, by virtue of the First Merger, be converted into the right to receive a lump sum cash payment (without interest) equal to the product of  (a) the excess of  $2.10 over the exercise price per Ordinary Share for such option, and (b) the total number of Ordinary Shares underlying such option, less applicable withholding taxes. Each unexercised “out-of-the-money” option to acquire Ordinary Shares, whether or not vested or exercisable, shall, by virtue of the First Merger, be cancelled for no consideration;

•
each Ordinary Share that is outstanding under any of our stock equity plans subject to vesting, repurchase, or other lapse of restrictions (including any restricted stock units) will, by virtue of the First Merger, vest in full and become free of restrictions and will be treated as an Ordinary Share that will be cancelled and converted into the right to receive $2.10, less applicable withholding taxes; and

•
each warrant to acquire Ordinary Shares issued and outstanding immediately prior to the Effective Time will remain outstanding such that following the Effective Time, in accordance with the terms of such warrant and automatically and without any required action on the part of the holder thereof, cease to represent an entitlement to receive Ordinary Shares on the exercise thereof and will become a warrant exercisable for Merger Consideration such that each holder of warrants will have the right, upon exercise thereof, to receive from us, upon the basis and upon the terms and conditions specified in the applicable warrant and in lieu of the Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the amount of cash receivable upon the consummation of the transactions contemplated by the Merger Agreement, including the First Merger, that such holder of the warrant would have received if such holder had exercised his, her or its warrant immediately prior to the Effective Time.

Our board of directors, upon the recommendation of a special committee comprised of independent directors and following approval of the audit committee of our board of directors, has unanimously: (i) determined that the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best of our and our shareholders’ interests; (ii) approved the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement; (iii) determined that considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of MDA Space and the Merger Subs in the Merger Agreement, no reasonable concern exists that, as a result of the Merger, we, as the surviving company, will be unable to fulfill our obligations to our creditors as a result of the Merger; and (iv) determined to recommend to the shareholders the approval of the Merger Agreement, the approval of the Merger and approval of all other transactions contemplated by the Merger Agreement, or together, the Merger Proposal, all upon the terms and subject to the conditions set forth in the Merger Agreement.

We and MDA Space have made customary representations and warranties and agreed to customary covenants in the Merger Agreement, including, among others, covenants by us to conduct our business in the ordinary course during the period between the execution of the Merger Agreement and the closing of the Merger and not to take certain actions or engage in certain types of transactions during this period unless approved in writing by MDA Space, in each case subject to certain exceptions.

The Merger Agreement provides for a 45-calendar day go-shop period beginning on the date of the Merger Agreement, or the Go-Shop Period, during which we may, subject to compliance with the terms of the Merger Agreement, solicit, encourage, entertain, discuss and negotiate inquiries, proposals or offers in respect of potential alternative transactions. Thereafter and until the Merger is consummated or the Merger Agreement is terminated, with limited exceptions relating to proposals that constitute or could reasonably be expected to lead to a “Superior Proposal” (as defined in the Merger Agreement), the Merger Agreement prohibits us from soliciting, assisting, initiating, facilitating or knowingly encouraging or engaging in negotiations with respect to potential alternative transactions. The Merger Agreement also provides MDA Space with certain matching rights in respect of certain alternative potential acquisition proposals. Subject to certain exceptions, we have agreed not to withdraw, amend or modify in a manner adverse to MDA Space in any material respect, or publicly propose to do the same, the recommendation of our board of directors that our shareholders approve the Merger Proposal.

Under the Merger Agreement, in the event that we receive a definitive agreement with respect to a “Superior Proposal” during the Go-Shop Period and immediately after MDA Space’s matching period enters into such definitive agreement, we will be required to pay to MDA Space a termination fee of $5 million. In all other circumstances described in the Merger Agreement, including if MDA Space terminates the Merger Agreement due to our breach of the non-solicit obligations or, in certain cases, if we enter into an alternative transaction after termination of the Merger Agreement, we will be required to pay to MDA Space a termination fee of $10 million. We and MDA Space are also subject to a mutual breakup fee of $10 million under other circumstances described in the Merger Agreement.

Consummation of the Merger is subject to the approval of the Merger Proposal by our shareholders at a special general meeting of shareholders, or the Shareholders Meeting, in addition to customary closing conditions.

In connection with the execution of the Merger Agreement, certain of our shareholders, holding 57% of the outstanding Ordinary Shares in the aggregate, have entered into voting support agreements with MDA Space, pursuant to which they have, subject to the terms of each voting support agreement, irrevocably agreed to vote for the Merger Proposal and against any competing proposal.

We expect to publish notice of the Shareholders Meeting in the near future, and soon thereafter, will provide to our shareholders a proxy statement describing the Merger, the Merger Agreement, as well as the procedure for voting in person or by proxy at the Shareholders Meeting and various other details related to the Shareholders Meeting. If the Merger is approved at the Shareholders Meeting, Israeli law mandates a 30-day waiting period before the Merger can become effective following such approval (the effectiveness of the Merger also requires a 50-day waiting period following the filing of a merger proposal with the Israeli Companies Registrar, which we expect to file in the near future). We anticipate that the Merger will be completed during the third quarter of 2025.

Upon consummation of the Merger, the Ordinary Shares will be delisted from the NYSE American and deregistered under the Exchange Act.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto appearing elsewhere in this Annual Report. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in “Item 3. Key Information – D. Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our discussion and analysis for the year ended December 31, 2023 compared to December 31, 2022 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 29, 2024.

Overview

We are a vertically integrated satellite communications systems provider using our own semiconductors, focused on designing chips and systems that serve the entire satellite communications value chain — from the satellite payload to user terminals. We create chip technologies capable of enabling satellite-based broadband delivery to markets around the world. Since we commenced operations in June 2012, through December 31, 2024 we have invested over $271 million in R&D to create what we believe are the most advanced satellite communications and ground terminal chips in the world.

We develop advanced ASICs and RFICs based on technology designed to meet the requirements of a variety of satellite communications applications, mainly for LEO, MEO and GEO satellite communications systems, and Aero/IFC systems. Our chip technology supports ESMA, digital beamforming and beam-hopping, on-board processing for payloads and SDR modems — each of which will be critical for providing optimized access to LEO satellite constellations.

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

On April 1, 2025, we entered into the Merger Agreement with MDA Space, Merger Sub 1, and Merger Sub 2, pursuant to which we will undergo a two-step merger transaction. In the First Merger, Merger Sub 2 will merge with and into us, with our company surviving as a wholly owned subsidiary of Merger Sub 1. Immediately thereafter, in the Second Merger, we will merge with and into Merger Sub 1, with our company again surviving and becoming an indirect wholly owned subsidiary of MDA Space.

Subject to the terms and conditions of the Merger Agreement, each Ordinary Share held immediately prior to the effective time of the First Merger, or the Effective Time, will be cancelled and converted into the right to receive $2.10 in cash, or the Merger Consideration, without interest and subject to the withholding of any applicable taxes and in accordance with the terms of the Merger Agreement. The Merger Agreement also provides for the treatment of our outstanding equity awards and warrants..

While the Merger is subject to various closing conditions, including regulatory approvals and shareholder consent, we believe that, if consummated, it will provide enhanced strategic opportunities, strengthen our position in the space communications market, and offer immediate value to our shareholders. Until the Merger is completed, we will continue to operate as an independent company and execute our existing business plan. See “Item 4. Information on the Company—B. History and Development of the Company — Recent Corporate Developments – Merger Agreement” for more information.

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

We recorded $20.6 million and $10.7 million in revenues for the years ended December 31, 2024 and 2023, respectively. To date, most of our customer contracts have covered the early phases of satellite communications system development, typically requiring our R&D personnel to team with our customers on the development of system specifications. Accordingly, over the last three years, most of our customer revenues have related to these phases of product development, and have been recorded under “development services and preproduction,” which accounted for approximately 67% and 77% of our total revenues in the years ended December 31, 2024 and 2023, respectively. Our revenues from sales of products have related mainly to sales of modems and chips, which amounted to $7.5 million and $2.5 million in the years ended December 31, 2024 and 2023, respectively. Ongoing macro-level events and supply-chain constraints across the satellite industry have resulted in order delays and project cancellations by certain of our current and prospective customers, which we expect will continue to impact our business in the near term.

Our four largest customers accounted for, in the aggregate, approximately 95% and 77%, of our revenues in the years ended December 31, 2024 and 2023, respectively. See “— Principal Components of Our Results of Operations — Share in the loss of a company accounted by equity method, net” below.

We have two commercial contracts with Jet Talk, both related to the development of an Aero/IFC satellite communications terminal for commercial aircraft, which under our joint venture agreement Jet Talk will have the exclusive right to commercialize and sell. Jet Talk pays for the development services associated with these contracts with the proceeds of a $20.0 million investment by our joint venture partner, STE. We believe our partnership with STE, which under our joint venture contributes to Jet Talk’s funding and our marketing and other activities, will allow us to benefit from STE’s resources, commercial aviation industry expertise and strong presence in East Asia, thus providing us with an added advantage in commercializing our Aero/IFC satellite communications terminals, once their development is complete.

Jet Talk did not generate any revenue in 2024 and is not expected to generate material revenue until at least 2026. Once we complete the development of and are able to commercialize our Aero/IFC satellite communications terminal product, the revenues and margins attributable to such sales will not be fully reflected in our consolidated financial statements, which will instead reflect revenue from our sales of products and services to Jet Talk on a contract basis (which we expect Jet Talk to sell to end-users in the commercial aviation market) and our equity in Jet Talk’s net income or loss for each reporting period. Accordingly, our consolidated statements of operations for future periods may not fully reflect the underlying revenues and margins of our future IFC/Aero terminals business. See Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

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

Expanding our Customer Base and Relationships

We are focused on attracting new customers and expanding our relationships and revenue with existing customers, which we believe will be driven by our ability to continue to improve our technologies and products that make our offerings compatible with the latest advances in satellite-enabled communications. As of December 31, 2024 and 2023, we had binding contracts with five and eight customers, respectively, under which we recorded revenues. Ongoing business developments discussed elsewhere in this Annual Report continue to impact our customer base and plans for expansion.

Backlog

As of December 31, 2024, our backlog was approximately $88 million, consisting of estimated revenue pursuant to customer orders and signed contracts. Our revenue backlog includes a pre-payment in the amount of $33 million pursuant to the Master Purchase Agreement, which is a part of the MDA Agreement. Our backlog consists of estimated revenue pursuant to customer orders and signed contracts. Our customer orders may be terminated under certain circumstances, including if we fail to meet delivery deadlines or otherwise breach our contracts and most of our customer contracts are terminable upon prior notice to us, without penalty. There is no assurance that we will be able to expand our customer relationships with existing customers, and therefore our backlog, or that our backlog will translate into revenue or cash flows. See “Item 3.D. Risk Factors – Amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings.

Development of New Products

Since commencing operations in 2012, we have invested a total of approximately $271 million in R&D as of December 31, 2024, a portion of which has been defrayed by government and public entity grants (recognized in our statement of operations as reductions in R&D expenses). As of December 31, 2024, we have received over $77.5 million in grants from the ESA, sponsored by the UKSA, and over $6.3 million in grants from the IIA. Our net R&D expenses amounted to $22.8 million and $29.1 million in the years ended December 31, 2024 and 2023, respectively. Our gross R&D spend, exclusive of the impact of offsetting government and public entity grants, amounted to $27.5 million and $33.4 million in 2024 and 2023, respectively. In some cases, such as with grants from the IIA, we are required to repay a portion of the grants at a future date in the form of a royalty on the sales of products developed with the assistance of such grants. See “Item 5. Operating and Financial Review and Prospects Liquidity and Capital Resources—Commitments.” Our R&D efforts also benefit from our experience on customer projects, including collaborations with leading companies in the satellite communications industry. We have generated $13.8 million and $8.2 million in revenues from the provision of R&D services (recorded under “Development services and preproduction” in our statements of income) in the years ended December 31, 2024 and 2023, respectively, while maintaining ownership of our intellectual property developed in connection with such projects and licensing such intellectual property to our customers.

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

Our revenues amounted to $20.6 million and $10.7 million in the years ended December 31, 2024, and 2023, while our net losses amounted to $45.7 million and $29.7 million in the years ended December 31, 2024, and 2023.  We had an accumulated deficit (i.e., negative retained earnings) of $557 million as of December 31, 2024. There is no assurance that we will achieve profitability in the near future, if at all, and may require additional funding to support our continuing operations, fund our R&D and capital expenditure requirements and service our debt obligations. See “— Liquidity and Capital Resources” below for more information.

We currently rely on third parties for a substantial amount of our chip manufacturing and system assembly operations, and for assemblies and chip development software. The majority of our chips are supplied by a single foundry, GlobalFoundries, and we purchase chip development software and software libraries from a limited number of providers, such as Cadence Design Systems, Inc. and Siemens. The majority of our chips are designed to be compatible with the manufacturing processes and equipment employed by GlobalFoundries and switching to a new foundry vendor for these chips may require significant cost and time. The current global shortage in semiconductor and related electronic components and assemblies, resulting mainly from macro trends such as strong demand for 5G devices and high-performance computing has resulted in increases in the prices we pay for the manufacturing of our chips and assemblies, disruptions in our supply chain and disruptions in the operations of our suppliers and customers. If one or more of our vendors terminates our relationship with us, or if they fail to produce and deliver our products or provide services according to our requested demands in specification, quantity, cost and time, our ability to ship our chips or satellite communications systems to our customers on time and in the quantity required could be adversely affected, which in turn could cause an unanticipated decline in our sales and damage our customer relationships. While in some cases we may be able to leverage our relationships with certain large, well-known customers to secure contract manufacturing capacity on better price and delivery terms, this cannot be assured and our ability to mitigate potential adverse impacts of supply chain constraints is limited at this time.

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

The effects of the ongoing Russia-Ukraine war, including the changes for the timing of new satellite launches by our current and prospective customers that previously launched from Russia, increased supply chain difficulties for us and our customers, and recent developments in our discussions with prospective customers, pose challenges to our business and future financial results, particularly in the near-term. For example, in March 2022, OneWeb, one of our significant customers, announced that it was suspending all satellite launches from Russia’s Baikonur Cosmodrome and recently announced that it would partner with companies in other countries, which may result in a significant delay of our test launch of satellites equipped with our payload systems if it is unable to transition our expected satellite launches on a timely basis. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Business, Operations and Industry — We are currently experiencing, and may continue to experience, increased risks and costs associated with volatility in labor or component prices or as a result of supply chain or procurement disruptions, which may adversely affect our operations.” Industry supply chain challenges may be exacerbated and the demand for our products may be adversely affected as a result of the indirect effects of the Russia-Ukraine war, related sanctions or their impacts on global and regional economies. Recent global inflationary trends, higher interest rates and financial markets volatility have also resulted in funding constraints that have affected and created more uncertainty about the timing and scale of investments in new communications satellite constellations, new aircraft fleets and updated IFC solutions and related infrastructure by some of our existing and prospective customers. For example, the scale and timing of Telesat’s plans to launch a new LEO communications satellite constellation will depend on our ability to obtain the necessary funding for this project. The effects of recent macroeconomic uncertainties on our customers have also resulted in delays to contract negotiations or customer orders, and may result in further delays. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Business, Operations and Industry — Deterioration of the financial condition of our customers could adversely affect our operating results.” We believe that recent media and regulatory scrutiny of SPAC business combinations may lead customers to view us as a riskier or undercapitalized partner. Prior to the consummation of the Business Combination, two customers (including a significant customer that recently announced an agreement to enter into a merger of equals with another major satellite operator) with whom we were discussing prospective new contracts informed us that they selected our larger competitors with longer track records of providing space-based and aircraft-based satellite communications solutions as principal contractors for their satellite communications needs. While our management believes that these developments are unlikely to materially impact the long-term demand for our products or our long-term customer relationships (including with the two customers that terminated new contract discussions, for whom we believe it may be selected as the provider of satellite communication chips in connection with these ongoing projects in the future), they make it more difficult for us to budget for expected customer demand and therefore may adversely impact our results of operations and financial condition, especially in the near-term. Our ability to mitigate these supply chain and other disruptions, including the potential adverse impacts of the Russia-Ukraine conflict on our supply chain or the supply chains of our customers, is limited, as the impacts are largely indirect and it is difficult for us to predict at this time how our suppliers and customers will adjust to the new challenges or how these challenges will impact our costs or demand for our products and services. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Business, Operations and Industry — We are currently experiencing, and may continue to experience, increased risks and costs associated with volatility in labor or component prices or as a result of supply chain or procurement disruptions, which may adversely affect our operations,” “ — We rely on third parties for manufacturing of our chips and other satellite communications system components. We do not have long-term supply contracts with our foundry or most of our third-party manufacturing vendors, and they may not allocate sufficient capacity to us at reasonable prices to meet future demands for our solutions” and “— Deterioration of the financial condition of our customers could adversely affect our operating results.”

In addition, the multi-front war that Israel is facing could cause disruptions to our operations, and a delay in the development, production and shipment of our products and the heightened tension in our relations with various Middle Eastern countries could adversely affect our customer relationships as well as our sales and performance of existing or future contracts, which in turn could adversely affect our operating results, financial conditions and the expansion of our business. Furthermore, the latest Israel-Hamas war and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of this ongoing conflict are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices and supply chain disruptions. See “Item 3. Key Information — D. Risk Factors — Risks Related to our operations in Israel — our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them.”

Basis of Presentation

We currently conduct our business through one reportable operating segment. We prepare our consolidated financial statements under IFRS as issued by the International Accounting Standards Board.

Our functional and reporting currency is the U.S. dollar (which is also the functional currency of our subsidiaries), as the demand for satellite communications chips and systems, and many of the development costs with respect thereto, are priced in U.S. dollars. Certain of our subsidiaries had, until December 31, 2023, other functional currencies (being the currencies in which their assets, liabilities, revenues and expenses are recorded). Accordingly, until December 31, 2023, in the preparation of our consolidated financial statements, we were required to translate certain balances to U.S. dollars. Assets and liabilities are generally translated at year-end exchange rates, while revenues and expenses are generally translated at the average exchange rates for the period presented. The differences resulting from currency translations are presented in our consolidated statements of comprehensive loss under Exchange gain (loss) arising on translation of foreign operations, but are not reflected in our loss for the period. As a result of our foreign currency translation exposure, certain amounts in our consolidated financial statements may not be comparable between periods. Additionally, subsidiary cash and financial asset and liability balances that are denominated in currencies other than the functional currency of the subsidiary are remeasured into the functional currency, with the resulting gain or loss recorded in the financial income or financial expenses line-items in our statements of income. For more information about the comparability impact of our foreign currency translation exposure, see below under “Item 11 — Quantitative and Qualitative Disclosure About Market Risk — Foreign Currency Exchange Risk.”

Key Financial and Operating Metrics

We monitor several financial and operating metrics in order to measure our current performance and project our future performance. These metrics are presented in the following table.

	Year Ended December 31
	2024	2023
	(U.S. dollars in thousands, except percentages)
Revenues	$20,648	$10,730
Gross profit	$12,327	$4,792
Gross margin	60%	45%
Net loss	$45,665	$29,715

Principal Components of Our Results of Operations

Revenues

In the periods discussed in this Annual Report, we have generated substantial revenues from development services and preproduction provided to our customers in connection with projects on which we are engaged (although we maintain ownership of the intellectual property developed in connection with such projects). Our revenue from sales of products consisted mostly of revenue from contracts for the provision of products, including product prototypes, software, modems, and components, including our proprietary chips.

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

R&D expenses

R&D expenses consist primarily of salaries (including bonuses, share-based awards, benefits and related expenses) of personnel involved in R&D and the cost of development tools, third- party intellectual property licenses, and subcontractors, net of public sector grants, including from ESA, which offset some of our R&D expenses. See Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

To date, we have expensed all of our R&D costs as incurred. See “— Critical Accounting Policies and Estimates — R&D Costs.” We expect to continue investing in R&D and, accordingly, expect our R&D expenses to increase. We also expect to benefit from additional funding from the ESA and other government and public sector entities, which, if obtained, would offset a portion of our R&D expenses.

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

Share in the loss of a company accounted by equity method, net

This represents our share in the loss of a company accounted by equity method, net, which reflects our proportionate share of the loss of Jet Talk, a joint venture with STE. We own 51% of Jet Talk’s equity, but do not control the company, as STE controls the company’s financing, participates substantially in directing our marketing and R&D activities (the latter generally being contracted to us) and also participates in the appointment of the chief executive officer, among other senior management personnel. We are committed to provide Jet Talk with future development services for a large Aero/IFC terminal, exclusive marketing rights for the commercial aviation market, technical skills, staff expertise, R&D facilities and an exclusive, royalty-free, world-wide, perpetual, non-transferable, irrevocable license to use and commercially exploit our intellectual property for the development, production, sales and marketing of satellite antenna systems for the commercial aviation market. While Jet Talk has generated losses to date, we expect Jet Talk to contribute to our results of operations in the future. See Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

Finance Income and Expenses

Finance income includes mainly the impact of foreign exchange remeasurement of certain subsidiary financial assets and liabilities (see “— Basis of Presentation”), fair value adjustments related to financial assets and liabilities and interest on bank deposits.

Finance expenses include mainly interest on loans and bank fees, interest on customer advanced payments, depreciation of our right-of-use assets, amortization of debt and warrant discounts, fair value adjustments related to financial assets and liabilities and the impact of foreign exchange remeasurement of certain subsidiary financial assets and liabilities.

Income taxes

To date, we have not been subject to income taxes associated with our operating activity, due to the fact that we have incurred losses in every year since commencing operations, and we have not recorded any income tax benefits since there is uncertainty as to our ability to utilize our tax loss carryforwards in future periods. As part of the MDA Agreement, we recorded a tax liability associated with the sale of SatixFy Space Systems UK Ltd. as a potential capital gain. See Note 26 to our consolidated financial statements included elsewhere in this Annual Report.

A.	Results of Operations

Results of Operations for the Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023

The following table provides our consolidated statements of operations for the years ended December 31, 2024 and 2023:

	Year Ended
	December 31,
	2024	2023	Change	%
	(U.S. dollars in thousands, except percentages)
Revenues:
Development services and preproduction	$13,107	$8,249	$4,858	59%
Sale of products	7,541	2,481	5,060	204%
Total revenues	$20,648	$10,730	$9,918	92%
Cost of sales and services:
Development services and preproduction	6,153	4,930	1,223	25%
Sale of products	2,168	1,008	1,160	115%
Total cost of sales and services	8,321	5,938	2,383	40%

Gross profit	$12,327	$4,792	$7,535	157%
R&D expenses	22,221	29,126	(6,905)	(24)%
Selling and marketing expenses	2,070	2,866	(796)	(28)%
General and administrative expenses	10,825	14,561	(3,736)	(26)%
Loss from operations	$(22,789)	$(41,761)	$18,972	(45)%
Finance Income	266	83	183	220%
Finance Expenses	(17,504)	(12,129)	(5,375)	44%
Derivatives Revaluation	(5,605)	(17,217)	11,612	(67)%
Other Income (Expense)	-	41,657	(41,664)	(100)%
Share in the loss of a company accounted by equity method, net	(33)	(226)	193	(85)%

Loss before income taxes	$(45,665)	$(29,593)	$(16,069)	54%
Tax expenses	-	(122)	122	(100)%
Loss for the period	$(45,665)	$(29,715)	$(15,590)	54%

Revenues

Total revenues

Total revenues of $20.6 million increased by $9.9 million, or 92%, for the year ended December 31, 2024 compared to $10.7 million for the year ended December 31, 2023. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Business, Operations and Industry.”

Revenue from development services and preproduction

Revenue from development services and preproduction of $13.1 million increased by $4.9 million, or 59%, for the year ended December 31, 2024, compared to $8.2 million for the year ended December 31, 2023. The increase was primarily driven by a completion of major milestone in connection with a purchase order from a customer in the fourth quarter of 2024.

Revenue from sale of products

Revenue from sale of products of $7.5 million increased by $5 million, or 204%, for the year ended December 31, 2024, compared to $2.5 million for the year ended December 31, 2023. The increase was primarily driven by a purchase order of our space grade chips under existing agreements.

Cost of sales and services

Costs of development services and preproduction

Costs of development services and preproduction of $6.2 million increased by $1.3 million, or 25%, for the year ended December 31, 2024, compared to $4.9 million the year ended December 31, 2023. The increase was primarily driven by completion of major milestone in connection with a purchase order from a customer in the last quarter of the year.

Cost of sales of products

Cost of sales of products of $2.1 million increased by $1.1 million, or $115%, for the year ended December 31, 2024, compared to $1 million for the year ended December 31, 2023. The increase reflects increase in sale of products.

Gross profit

Gross profit of $12.3 million increased by $7.5 million, or 157%, for the year ended December 31, 2024, compared to $4.8 million for the year ended December 31, 2023, reflecting our increase in revenue from the sale of products and increase in provision of development services and preproduction. Our gross margin in the year ended December 31, 2024 increased due to the increase in sales of space grade chips combined with the engagement in development services and preproduction resulting in higher gross margin.

R&D expenses

R&D net expenses of $22.2 million decreased by $6.9 million, or 24%, for the year ended December 31, 2024, compared to $29.1 million for the year ended December 31, 2023. Our gross R&D expenditure decreased by $4.7 million, or 13%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The decrease in gross R&D expenses was mostly driven by the sale of Satixfy Space Systems UK, one of our UK subsidiaries, in October 2023 combined with a decrease in tape out costs and post silicon costs during the year ended December 31, 2024. Additionally, our net R&D expenses were affected by an increase in grants from the ESA and tax credits for the year ended December 31, 2024, which all are recorded as offsets to R&D expenses of $1 million.

Selling and marketing expenses

Selling and marketing expenses of $2 million decreased by $0.8 million, or 28%, for the year ended December 31, 2024, compared to $2.9 million in the year ended December 31, 2023. The decrease was primarily driven by a decrease in headcount and travel costs.

General and administrative expenses

General and administrative expenses of $10.8 million decreased by $3.7 million, or 26%, for the year ended December 31, 2024, compared to $14.6 million for the year ended December 31, 2023. The decrease was primarily driven by provisions we set aside in 2023 for expected credit loss of $1.8 million, a decrease in legal costs of $1.4 million and a decrease of $0.4 million in directors’ and officers’ insurance costs.

Loss from operations

Loss from operations of $22.8 million decreased by $19 million, or 45%, for the year ended December 31, 2024, compared to $41.8 million in the year ended December 31, 2023, reflecting the factors discussed above.

Finance Expenses

Finance expenses of $17.5 million increased by $5.4 million, or 44%, for the year ended December 31, 2024, compared to $12.1 million for the year ended December 31, 2023. This was primarily driven by an increase in discount expenses of $6 million partially offset by a decrease in interest on debt.

Derivatives revaluation

Derivatives revaluation of $5.6 million decreased by $11.6 million, or 67%, for the year ended December 31, 2024, compared to $17.2 million for the year ended December 31, 2023. For the year ended December 31, 2024, the revaluation expense of the Price Adjustment Shares took into account probability of completion of the Merger during 2025, as opposed to the year ended December 31, 2023, where the revaluation expense derived from a significant decrease in the price of our Ordinary Shares during 2023, which affected our financial instruments.

Other Income

Other income was $0 for the year ended December 31, 2024, compared to $41.7 for the year ended December 31, 2023, which was primarily associated with the sale of Satixfy Space Systems UK in October 2023.

Tax expenses

Tax expenses were $0 for the year ended December 31, 2024, compared to $0.1 million for the year ended December 31, 2023. The decrease in tax expenses was primarily attributable to the sale of Satixfy Space Systems UK in October 2023.

Net loss for the period

Net loss for the period was $45.7 million, representing a decrease of $16 million, or 54%, for the year ended December 31, 2024, compared to $29.7 million for the year ended December 31, 2023, reflecting the factors discussed above.

B.	Liquidity and Capital Resources

If the Merger is not completed, our primary cash needs are for working capital, including funding our R&D and meeting our contractual obligations and other commitments, and payment of principal and interest on our outstanding debt. To date, we have funded these working capital requirements and other expenses mainly through issuances of equity capital and borrowings, as further discussed below, as well as grants and other funds received from the ESA and the IIA. Our ability to expand our business and become cash flow positive will depend on many factors, including our working capital needs, the availability of equity or debt financing and, over time, our ability to generate positive cash flows from operations, all of which depend on our ability to attract and retain customers, develop new products and compete effectively, as well as certain factors outside of our control. See “— Key Factors and Trends Affecting our Performance.”

As of December 31, 2024, our cash and cash equivalents amounted to $14.4 million, and our net financial debt amounted to $70 million.

If the Merger does not take effect, we plan to try to raise additional capital, whether in the public or private markets, and are currently examining different alternatives. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or scale back our operations, which could have a material adverse impact on our business and financial prospects, seek protection under insolvency laws or cease our operations altogether. If the Merger is consummated, we expect that the proceeds and financial support provided through the Merger will alleviate the substantial doubt about our ability to continue as a going concern and our financial statements for the year ended December 31, 2024, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. See ”Item 3. Key Information—D. Risk Factors—We are an early-stage company with a history of losses, have generated less revenues than our prior projections, and have not demonstrated a sustained ability to generate predictable revenues or cash flows. If we do not generate revenue as expected, our financial condition will be materially and adversely affected.”

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

Debt and other financing arrangements

As of December 31, 2024, we had total borrowings (not including lease liabilities) of approximately $70 million, all of which is long-term debt under the 2023 Credit Agreement entered into in connection with the Debt Financing (defined below), a portion of the proceeds from which we used to repay our prior borrowings.

Business Combination Agreement and 2022 Debt Financing

On March 8, 2022, we and one of our subsidiaries entered into the Business Combination Agreement and on October 27, 2022, our subsidiary, SatixFy MS, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Satixfy, which merged with and into Endurance in connection with the consummation of the Business Combination, or the Merger Sub, merged with and into Endurance, with Endurance continuing as the surviving company and becoming our direct, wholly owned subsidiary.

In anticipation of the Business Combination, on February 1, 2022, we entered into the Credit Agreement with FP pursuant to which we borrowed an aggregate principal amount of $55.0 million in the form of a term loan, which is guaranteed by certain of our subsidiaries. The obligations under the Credit Agreement, as amended, are secured by a lien and security interest over substantially all of our and the guarantors’ assets. In order to preserve liquidity and allow us more time to evaluate our financing and strategic alternatives, on April 23, 2023, we entered into the Waiver and Second Amendment to the Credit Agreement, which, among other things, (i) provided a waiver of certain defaults or potential defaults, (ii) permitted us to make our interest payments for 2023 on a pay-in-kind basis if our cash balance is less than $12.5 million, (iii) temporarily reduced our minimum cash requirement from $10 million to $8 million and $7 million for the months of April and May 2023, respectively, and thereafter to $10 million, in each case plus an amount sufficient to cover our and our subsidiaries’ accounts payable that are past 60 days due, (iv) increased the interest rate of the loan to SOFR + 8.50%, provided that the interest rate shall not exceed a rate per annum equal to 12.50%, and (v) provided for certain additional reporting obligations by us. The Credit Agreement provides that the term loan matures on February 1, 2026.

The Credit Agreement contains customary covenants that restrict the way in which we may conduct our business and our ability to take certain actions. In particular, it limits our ability to incur additional indebtedness or liens, dispose of assets to third parties, repurchase our shares and pay dividends. The Credit Agreement also imposed a financial maintenance covenant, requiring that, for so long as we have a leverage ratio (debt to Consolidated Adjusted EBITDA (as defined in the Credit Agreement)) greater than or equal to 6.00 to 1.00, we must maintain a minimum cash balance of $8 million and $7 million for the months of April and May 2023, respectively, and thereafter of $10 million, in each case plus an amount sufficient to cover our and our subsidiaries’ accounts payable that are past 60 days due, which cash is held in deposit accounts subject to a security interest in favor of the Agent. The Credit Agreement also contains customary events of default, which provide that the lenders are entitled to automatically accelerate payment of the loans upon the occurrence of an event of default.

In connection with the Debt Financing, we also entered into an equity grant agreement, dated February 1, 2022, pursuant to which we issued 808,907 Ordinary Shares (before giving effect to the conversion, by stock split, stock issuance or share consolidation, of each Ordinary Share issued and outstanding immediately following the Preferred Shared Conversion, but prior to the effective time, into a number of Ordinary Shares determined by multiplying each such Ordinary Share by the Exchange Ratio as described in the Business Combination Agreement, or the Pre-Closing Recapitalization) to the lenders under the Credit Agreement in consideration for the funds borrowed.

In June 2023, the parties to the Credit Agreement entered into the Third Amendment. The Third Amendment provides that, among other things, upon our receipt of such prepayment, interest payable thereunder will be added to the principal of the term loan on a “pay in kind” basis through June 28, 2024, the payments made in connection with the pre-purchase agreement will not be applied to repay debt under the Credit Agreement, a limited waiver, subject to certain conditions, of the liquidity covenant therein, and following closing of the MDA Agreement, a reduced interest rate and the grant of the 4.1 million Ordinary Shares under the Credit Agreement. On October 31, 2023, we entered into the Fourth Amendment and the Fifth Amendment to the Credit Agreement, whereby the lenders provided their consent to those certain agreements entered into by us. Further, the Fifth Amendment extended the period of time by which we must issue or cause the transfer the 4.1 million Ordinary Shares pursuant to the Third Amendment to the Credit Agreement from four business days to 90 days following the date the Fifth Amendment became effective; and reduced the 4.1 million Ordinary Shares which we must issue or cause the transfer of pursuant to the Third Amendment to the Credit Agreement, by the amount of shares transferred pursuant to the Vellar Termination Agreement and the ACM Termination Agreement, and, subject to the timely transfers of shares as contemplated in the Vellar Termination Agreement and ACM Termination Agreement, we will also issue 500,556 new Ordinary Shares to the lenders (which is the difference between 4.1 million Ordinary Shares and the shares to be transferred to the lenders from Vellar and ACM). In addition, we agreed to issue the lenders 1,000,000 Price Adjustment Shares in a private placement within 30 days, which shares will be subject to substantially the same terms governing the Price Adjustment Shares previously issued in connection with our business combination with Endurance and as further described in the Fifth Amendment. On April 1, 2025, concurrently and contingent upon the signing of the Merger Agreement, the parties to the Credit Agreement entered into the Sixth Amendment to the Credit Agreement, or the Sixth Amendment, under which the lenders provided us with their consent to enter the Merger Agreement. In addition, the Sixth Amendment provides that the interest payable under the Credit Agreement on March 31, 2025 and June 30, 2025, will be added to the principal of the term loan on a “pay in kind” basis.

Equity Line of Credit

Concurrently with the execution of the Business Combination Agreement, We and CF Principal Investments LLC, or Cantor, an affiliate of Cantor Fitzgerald & Co, or CF Principal Investments, entered into that certain CF Purchase Agreement and that certain that certain registration rights agreement, dated as of March 8, 2022, by and between SatixFy and CF Principal Investments LLC, and the CF Registration Rights Agreement, in connection with the Equity Line of Credit. Pursuant to the CF Purchase Agreement, following the Closing, we have the right to sell to CF Principal Investments up to the lesser of (i) $77,250,000 aggregate principal amount of newly issued us Ordinary Shares (before the 3.0% purchase price discount on sales under the Equity Line of Credit discussed below) and (ii) the number of shares equal to 19.99% of the voting power or number of Ordinary Shares issued and outstanding after giving effect to the Business Combination and other transactions contemplated by the Business Combination Agreement, or the Exchange Cap, subject to certain exceptions as provided in the CF Purchase Agreement.

Upon the satisfaction of the conditions to CF Principal Investments’ purchase obligation set forth in the CF Purchase Agreement, or the Commencement, we will have the right, but not the obligation, from time to time at our sole discretion over the 36-month period from and after the Commencement, to direct CF Principal Investments to purchase up to a specified maximum amount of our Ordinary Shares as set forth in the CF Purchase Agreement by delivering written notice to CF Principal Investments prior to the commencement of trading of the Ordinary Shares on the NYSE American on any trading day, so long as all of our Ordinary Shares subject to all prior purchases by CF Principal Investments under the CF Purchase Agreement have theretofore been received by CF Principal Investments electronically as set forth in the CF Purchase Agreement. The purchase price of the Ordinary Shares that we may elect to sell to CF Principal Investments pursuant to the CF Purchase Agreement will be determined by reference to the VWAP defined for this agreement of the Ordinary Shares on the date of purchase, which is when we had timely delivered written notice to CF Principal Investments directing it to purchase our Ordinary Shares under the CF Purchase Agreement, less a fixed 3.0% discount to such VWAP.

We control the timing and amount of any sales of our Ordinary Shares to CF Principal Investments. Actual sales of our Ordinary Shares to CF Principal Investments under the CF Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including, among other things, market conditions, the trading price of our Ordinary Shares and our needs for financing resources.

Forward Purchase Agreement

On October 24, 2022, Endurance, SatixFy, Merger Sub and Vellar entered into an agreement for an OTC Equity Prepaid Forward Transaction, or the Forward Purchase Transaction, which was subsequently amended on October 25, 2022, or as amended, the Forward Purchase Agreement. Subsequent to entering into the Amendment, Endurance, SatixFy, Merger Sub and Vellar entered into an Assignment and Novation Agreement with ACM ARRT G LLC, or together with Vellar, the Sellers, pursuant to which Vellar assigned our rights and obligations with respect to up to 4,000,000 Ordinary Shares, or the Subject Shares, under the Forward Purchase Agreement to ACM ARRT G LLC, or the Assignment and Novation Agreement.

Pursuant to the terms of the Forward Purchase Agreement, the Sellers thereunder purchased, through a broker in the open market, (i) 8,544,284 Endurance Class A Ordinary Shares, par value $0.0001 per share, of Endurance, the Endurance Class A Ordinary Shares. Following the closing of the Business Combination, we issued to Vellar, in a private placement pursuant to the Forward Purchase Agreement, 1,605,100 additional Ordinary Shares, or the Additional Shares. Pursuant to the Forward Purchase Agreement, the Sellers were paid directly, out of the funds held in Endurance’s trust account, approximately $86.5 million.

Pursuant to the Forward Purchase Agreement, we filed the a resale-registration statement with the SEC. The Sellers paid us approximately $10.0 million.

On October 31, 2023, we entered into Termination Agreements, or the Termination Agreements, with the Sellers, dated October 31, 2023. Pursuant to the Termination Agreements, the parties agreed (i) terminating Forward Purchase Agreement, (ii) terminating the Assignment and Novation Agreement, and (iii) that Vellar and ACM relinquish their rights to an aggregate of 3,599,444 Ordinary Shares (which includes all remaining Subject Shares held by ACM and Vellar), which are to be transferred to the lenders in connection with their consent to the transactions contemplated by the MDA Agreement. Pursuant to the terms of the Termination Agreement, we paid Vellar and ACM an aggregate amount of approximately $6.5 million in installments until May 31, 2024, in the case of Vellar, and March 31, 2024, in the case of ACM.

PIPE Financing

Concurrently with the execution of the Business Combination Agreement, Endurance and we entered into Subscription Agreements, each dated as of March 8, 2022, or the Subscription Agreements, with certain investors, or the PIPE Investors. Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and we agreed to issue and sell to the PIPE Investors, immediately prior to the closing of the Business Combination, an aggregate of 2,910,000 units, or the PIPE Units, each consisting of (i) one Ordinary Share and (ii) one-half of one warrant, or the PIPE Warrant, each warrant entitling the holder thereof to purchase one Ordinary Share at a price of $11.50 per Ordinary Share, subject to adjustment and on the terms and subject to the limitations described in the PIPE Warrant Agreement, to be purchased by the PIPE Investors as part of the PIPE Units issued pursuant to the Subscription Agreements, for a purchase price of $10.00 per PIPE Unit, for gross proceeds of $29,100,000. Affiliates of the Sponsor agreed to purchase $10,000,000 of PIPE Units on the same terms and conditions as all other PIPE Investors.

Pursuant to the terms of the Subscription Agreements, concurrently with the Closing, we delivered 1,175,192 Ordinary Shares issuable to certain of our shareholders and 391,731 Ordinary Shares on behalf of the Sponsor into an escrow account, or collectively the Escrow Shares. In March 2023, we instructed our transfer agent to release from escrow the 1,163,077 Escrow Shares held by the Sponsor and shareholders.

As described above, pursuant to the terms of the Subscription Agreements, we delivered the Escrow Shares into the escrow account, and on or about March 31, 2023, subsequently released the Escrow Shares to the PIPE Investors and our shareholders pursuant to the terms thereof.

In connection with the Subscription Agreements pursuant to which we have agreed to sell the PIPE Units to the PIPE Investors, we and Continental entered into a warrant agreement, pursuant to which we issued 1,000,000 warrants, each entitling the warrant holder to purchase one Ordinary Share at an exercise price of $11.50 per share, subject to adjustment and on the terms and subject to the limitations described therein. On January 12, 2023, we exchanged, on a one-for-one and cashless basis, the 1,000,000 original PIPE Warrants previously issued to the Sponsor and Cantor in connection with the PIPE Financing for new PIPE Warrants under the terms of the A&R Warrant Agreement. The new PIPE Warrants will bear restrictive legends until they are resold by the applicable PIPE Investors pursuant to an effective registration statement or Rule 144 under the Securities Act.

ATM Offering

On July 29, 2024, we entered into an At-The-Market Issuance Sales Agreement, or the ATM Agreement, with A.G.P./Alliance Global Partners, or A.G.P., pursuant to which we may offer and sell, from time to time, up to an aggregate of $7,145,000 of our Ordinary Shares through A.G.P., acting as our sales agent. The shares are being offered pursuant to our shelf registration statement on Form F-3 (File No. 333-279869), which was declared effective by the SEC on June 10, 2024.

Under the terms of the ATM Agreement, sales of our Ordinary Shares, if any, will be made by means of ordinary brokers’ transactions through the facilities of the NYSE American or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. A.G.P. is entitled to receive a commission of up to 3.0% of the gross sales price of the shares sold under the ATM Agreement. We have also agreed to reimburse certain expenses of A.G.P. and to provide customary indemnification and contribution rights.

The net proceeds from the ATM offering are intended to be used for working capital and general corporate purposes. As of the date of this Annual Report, we have not issued and sold any Ordinary Shares under the ATM Agreement.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the year ended December 31 (in thousands of U.S. dollars)
	2024	2023

Net cash used in operating activities	$(17,667)	$(24,635)
Net cash provided in investing activities	18,765	17,341
Net cash provided (used) by financing activities	(595)	9,114
Increase in cash and cash equivalents	503	1,820
Cash and cash equivalents balance at the beginning of the year	13,979	11,934
Effect of changes in foreign exchange rates on cash and cash equivalents	(49)	225

Cash and cash equivalents balance at the end of the period	$14,433	$13,979

Operating Activities

During the year ended December 31, 2024, net cash used in operating activities was $18 million, compared to $25 million in the year ended December 31, 2023, reflecting the factors discussed under “— Results of Operations” above and the evolution of our working capital.Net cash used in operating activities of approximately $18 million during the year ended December 31, 2024 was primarily used for payments of payroll and related expenses, payments for professional services, subcontracted work, software development tools, directors’ fees, rent and other miscellaneous expenses. The principal driver for the decrease in the net cash used in operating activities is mainly the decrease in the Company’s operational loss.

During the year ended December 31, 2023, net cash used in operating activities was $25 million, compared to $31 million in the year ended December 31, 2022, reflecting the factors discussed under “— Results of Operations” above and the evolution of our working capital. The principal drivers of working capital were prepayment from customers, which increased by $15.6 million in 2023, compared to an increase of $11.8 million in 2022, offset by advances from ESA, which decreased by $1.3 million in 2023, compared to an increase of $7.6 million in 2022, other current assets (comprised mainly of prepaid expenses and accruals for tax credits), which decreased by $3.5 million in 2022, compared to an increase of $7 million in 2022, and trade account payables, accounts payable and accrued expenses, which together increased by $5.2 million in 2023, compared to a decrease of $7.8 million in 2022..

Investing Activities

During the year ended December 31, 2024, net cash provided in investing activities was $19 million. Net cash provided in investing activities for the year ended December 31, 2024 is attributable to net cash of $20 million received in the MDA transaction, offset by purchases of equipment in the total amount of $1 million (see Note 3 to our consolidated financial statements included elsewhere in this Annual Report for additional information).

During the year ended December 31, 2023, net cash provided in investing activities was $17.3 million. Net cash provided in investing activities for year ended December 31, 2023 is attributable to the MDA transaction (see Note 3 to our consolidated financial statements included elsewhere in this Annual Report for additional information).

Financing Activities

During the year ended December 31, 2024, net cash used in financing activities amounted to $0.6 million, consisting mainly of costs associated with lease liabilities.

During the year ended December 31, 2023, net cash provided by financing activities amounted to $9 million, consisting mainly of issuance of Ordinary Shares in the aggregate amount of $10 million under the Forward Purchase Agreement.

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

Additionally, approximately $3.3 million of the $6.3 million in R&D grants we obtained from the IIA is subject to repayment through royalties. We are required to pay the IIA royalties of 3% to 4% of total sales of products resulting from R&D funded by such grants, up to a maximum amount of 100% of total grants received, plus interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to U.S. dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. We record the royalty liability once the repayment obligation is deemed probable. Our royalty liability to the IIA amounted to $0.8 million as of December 31, 2024. represented a contingent liability (fair value measured based on discounted future royalties and an interest rate of 50%).

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

C.	R&D, Patents and Licenses

For a discussion of our R&D policies, see “Item 4. – Information on the Company – B. Business Overview – R&D.”

D.	Trend Information

Our financial condition and results of operations are influenced by a variety of factors, including market demand for our products, competitive dynamics, and the macroeconomic environment. In addition, the anticipated Merger with MDA Space, if completed, is expected to significantly impact our future operational and financial profile.

If the Merger is consummated, we anticipate that our operations will be integrated into MDA Space’s global platform, which may lead to changes in our strategic priorities, operational structure, and resource allocation. In the short term, we expect to incur transaction-related expenses, including legal, advisory, and regulatory costs associated with the Merger. These expenses may continue to affect our financial results until the closing or termination of the Merger Agreement.

Uncertainty regarding the completion of the Merger may also affect our relationships with customers, suppliers, and employees, which could impact our near-term performance. Management remains focused on mitigating these potential effects while continuing to pursue growth opportunities in our core markets.

If the Merger is not consummated, we will evaluate alternative strategic options while continuing to execute our standalone business strategy.

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

Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below involve the most difficult management decisions because they require the use of significant estimates and assumptions as described above. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report for a summary of our significant accounting policies. Our critical accounting policies are the following.

Revenue Recognition

We recognize revenue using the five-step model set forth in IFRS 15, Revenue from Contracts with Customers. To date, we have earned revenue mainly from providing customers with development and preproduction services and the sale of products, including product prototypes, software, modems and components, including our proprietary chips.

We recognize revenue from the provision of development and preproduction services at the time the service is transferred to the customer and measure the revenue in an amount that represents the consideration that we expect to be entitled to for the same goods or services, while revenue from the sale of our products, including product prototypes, software, modems, and components is recognized when control of the products is transferred to our customers, both as described in Note 2 to our consolidated financial statements included elsewhere in this Annual Report. In connection with the recognition of revenue from development and preproduction services, we measure the progress of our performance commitments based on the portion of completion of each project or project deliverable. Changes in these estimates could have a material impact on the amount of revenue recognized for a given period.

R&D Costs

To date, we have recognized all expenditures on R&D activities in our statement of operations as they were incurred. Going forward, we may elect to capitalize expenditures incurred on development activities where the expenditure will lead to new or substantially improved products and only if all the following can be demonstrated:

•	The product is technically and commercially feasible;

•	We intend to complete the product so that it will be available for use or sale;

•	We have the ability to use or sell the product;

•	We have the technical, financial and other resources to complete the development and to use or sell the product;

•	We can demonstrate the probability that the product will generate future economic benefits; and

•	We are able to reliably measure the expenditure attributable to the product during our development.

Capitalized development costs are included in the carrying amount of an intangible asset, and the capitalization of costs ceases when the asset is in the condition necessary for it to be capable of operating in the manner intended by management. Capitalized development costs are amortized on a straight-line basis over their estimated useful lives once the development is completed and the assets are in use. Subsequent expenditure on capitalized intangible assets is capitalized only where it clearly increases the economic benefits to be derived from the asset to which it relates. All other expenditure, including that incurred in order to maintain an intangible asset’s current level of performance, is expensed as incurred. As of December 31, 2024, our management concluded that we did not meet the aforementioned requirements for capitalization of any R&D expenses. Management’s conclusions may change in future periods, which could have a material impact on the comparability of our financial results for future periods with the results presented in this Annual Report.

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

In turn, we measure the value of options or warrants to purchase our shares based on the value of the shares and an option pricing or hybrid model. We used the Black-Scholes model to determine the fair value of options to buy our shares, based on assumptions as to dividend yield (0%), expected volatility (75%-72%), risk-free interest rate (3.56%-4.12%) and expected life of the instrument (5.35-7 years). We used a hybrid of the Black-Scholes and Merton (Structural Model) models for the purpose of determining the fair value of our warrants, based on assumptions as to risk- free interest rate (0.59%), expected exercise period (between 5 and 8 years) and expected volatility (approximately 40%).

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

Inventory

Inventories are recognized at the lower of cost and net realizable value. Cost comprises all costs of purchase and costs of conversion. We measure the cost of raw materials on a first-in, first-out basis and finished goods according to costs based on direct costs of materials and labor. We review the net realizable value of our inventory at the end of each reporting period. Factors that may affect inventory selling prices include the existing market demand, competition, the availability of superior technology in the market, the prices of raw materials and the solvency of customers and suppliers. Write-downs in the value of inventory are also expensed on our statement of operations. While we have not historically held significant inventory on hand, we expect this to change over time as develop more customer relationships and commercialize more products.

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

Name	Age	Position
Yoav Leibovitch(8)	67	Executive Chairman of the Board of Directors
Nir Barkan	46	Chief Executive Officer
Oren Harari	50	Interim Chief Financial Officer
Doron Rainish	69	Chief Technology Officer
Divaydeep Sikri	46	Vice President and Chief Engineer
Stephane Zohar	58	Executive Vice President — VLSI
Itzhak Ben Bassat	56	Chief Operating Officer
Mary P. Cotton((1)2)((3)(4)((7)	67	Director
Yair Shamir(3)(4)(6)	79	Director
David L. Willetts(3)(4)(7)	69	Director
Richard C. Davis(8)	59	Director
Moshe Eisenberg(1)(2)(3)(4)(5)	58	Director
Yoram Stettiner(1)(2)((3)(4)(5)	67	Director

Executive Officers
(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Independent Director (as defined under Israeli law)
(4)	Independent Director (as defined under NYSE American LLC Company Guide Manual Section 803(A)(2), or NYSE American Section 803(A)(2))
(5)	External director, if required under the Israeli Companies Law
(6)	Class I directors hold office until the annual general meeting to be held in 2026 and until their successors shall have been elected and qualified
(7)	Class II directors hold office until the annual general meeting to be held in 2027 and until their successors shall have been elected and qualified
(8)	Class III directors hold office until the annual general meeting to be held in 2025 and until their successors shall have been elected and qualified

Yoav Leibovitch is a member of our board of directors and was appointed as our Executive Chairman of the board of directors in March 2022 and served as our interim Chief Executive Officer from April 2022 to June 2022, following the passing of our co-founder and Chief Executive Officer, Mr. Yoel Gat. Mr. Leibovitch also served as our Chief Financial Officer from 2012 until the closing of the Business Combination in October 2022. Prior to joining SatixFy, Mr. Leibovitch was the Chief Executive Officer of Raysat, Inc. from 2009 to 2012, a leading developer of Communication-On-The-Move antennas. Additionally, Mr. Leibovitch was the Vice President of Business Development at Gilat Satellite Networks Ltd., or Gilat, a company founded by our late co-founder and Chief Executive Officer, Mr. Yoel Gat, from 2005 to 2008, and the Chief Financial Officer of Gilat from 1991 to 2003. Mr. Leibovitch holds an M.B.A. from the Hebrew University of Jerusalem. Mr. Leibovitch is a Certified Public Accountant in Israel.

Nir Barkan has served as our Acting Chief Executive Officer since June 1, 2023, and became our Chief Executive Officer in June, 2023. Mr. Barkan has previously served as our Chief Commercial Officer from 2014 until 2018. Prior to joining SatixFy, from 2020 to 2023, Mr. Barkan was a Group Chief Technology Officer and the General Manager as well as a Director of Curvalux UK Limited, or Curvalux, a company operating in the field of sustainable fixed wireless broadband technology directly or through ARTOM LTD. Prior to Curvalux, Mr. Barkan served as a Satcom Product Marketing Manager at Orbit Technologies Ltd. from 2013 to 2014, as a Director of Marketing, Pre-Sale and Support at Novelsat from 2011 to 2013, as a Product Marketing Manager in SanDisk from 2010 to 2011 and also served as a Strategic Marketing Manager, a Customer Programs Manager and an application engineer at Texas Instruments from 2004 to 2009. Mr. Barkan also served as an R&D Engineer and a Captain in Reserve in the IDF. Mr. Barkan holds an MBA in Strategy and Entrepreneurship University and a B.SC in Electronics and Electricity from Tel-Aviv University.

Oren Harari has served as our Interim Chief Financial Officer since October 2022. Prior to that, Mr. Harari was our Vice President of Finance, a position he has held since joining SatixFy in 2018. Prior to joining SatixFy, Mr. Harari was the Chief Financial Officer of MICT Inc. (NASDAQ: MICT) from 2016 to 2018, a holding company operating in the field of telematics and commercial MRM. Prior to MICT, Mr. Harari served as a VP Finance at AGT international SpA, a global homeland security company, from 2012 until 2015. Prior to that, he served as a VP Finance at Raysat Antenna Systems LLC, a leading develo per of Communication-On-The-Move antennas. Additionally, Mr. Harari was a Finance Director at Telrad Connegy, Inc. (a subsidiary of Telrad Networks Ltd. (TASE: TLRD)). Mr. Harari holds an M.B.A. from the College of Management Academic Studies and is a Certified Public Accountant in Israel.

Doron Rainish is our Chief Technology Officer, a position he has held since co-founding SatixFy in 2012. Mr. Rainish also served as a member of our board of directors from 2012 until October 2022. Mr. Rainish has over 40 years of experience in algorithm research and management of large teams of researchers in the field of advanced wireless communications. Mr. Rainish is an expert in information theory and digital signal processing and has over 30 patents issued and many publications on the field of digital communications. Prior to SatixFy, from 2006 to 2011, Mr. Rainish served as the Communication Director for RaySat Broadcasting Corporation Israel Ltd. and served as a research group leader for Intel Mobile Communication from 1999 to 2006. Mr. Rainish holds a M.Sc. in Electrical Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology.

Divaydeep Sikri is a Vice President and the Chief Engineer of SatixFy, positions he has held since joining SatixFy in June 2016. In this role, Mr. Sikri leads our R&D for Antenna technology, including Digital Beamforming Chip Architecture, RFIC Chip development, and Antenna system designs and software. Prior to joining SatixFy, Mr. Sikri held various Staff Systems Engineer roles with Qualcomm (Nasdaq:QCOM) between 2004 and 2016, where he led various aspects of Qualcomm’s 2G/2.5G/3G/4G modem technology development. Mr. Sikri holds a M.S. in Electrical and Electronics Engineering from the New Jersey Institute of Technology and a Bachelors in Engineering from the Netaji Subhas Institute of Technology.

Stephane Zohar is our Executive Vice President of VLSI, a position he has held since February 2019. Mr. Zohar has over 25 years of R&D experience in executive and VLSI expert roles. Prior to joining SatixFy, from 2011 to 2019, Mr. Zohar served as a Director of VLSI at Multiphy, a complex signal processing and mixed signal VLSI solution company. Prior to this, from 2005 to 2011, Mr. Zohar served as a Director of VLSI at Ethernity Networks, a leading provider of networking and security software solutions on Field Programmable Gate Arrays (FPGAs) company, and from 1997 to 2005 he was the VLSI Manager at Metalink, a silicon solution for wireless and wireline broadband communications company. Mr. Zohar holds a B.Sc. in Computer Engineering from the Technion, Israel Institute of Technology with specialization in digital communication, signal processing and VLSI.

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

Yair Shamir has served as a member of our board of directors since 2016. Mr. Shamir co-founded Catalyst Investments L.P. in 1993 and served as a Managing Partner from 1993 to 2013, and from 2015 to present. Mr. Shamir was elected as a member of the Israeli Parliament (Knesset) and served as Minister of Agriculture of the State of Israel from 2013 to 2015. Mr. Shamir served as the Chairman of the Board of the N.T.A. Metropolitan Mass Transit System from 2017 to August 2018 and as the Chairman of the Israeli Road Safety Authorities from September 2018 until November 2020. Mr. Shamir served as the Chairman of Israel’s National Roads Company from 2011 to 2012 and Chairman of Israel Aerospace Industries Ltd. from 2005 until 2011. Mr. Shamir also served as the Chairman and Chief Executive Officer of VCON Telecommunications Ltd. from 1997 to 2010 and Chairman of El Al (Israeli Airlines), where he led El Al’s privatization from 2004 to 2005. Mr. Shamir holds a B.Sc. in Electronics Engineering from the Technion, Israel Institute of Technology.

Lord David L. Willetts has served as a member of our board of directors since 2020. The Rt. Hon. Lord Willetts served as a British Member of Parliament from 1992 to 2015 and since 2015 has been a member of the House of Lords. Lord Willetts served as Minister for Universities and Science in the British Government from 2010 to 2014 and oversaw space policy issues. He served as an Adviser to Dresdner Kleinwort Bank from 1997 to 2008. Lord Willetts has served on the boards of several public companies, including Surrey Satellites Technology Ltd., a subsidiary of Airbus PLC (since 2015), Biotech Growth Trust PLC (since 2015), Verditek Ltd., a solar cell company (since 2018), Tekcapital PLC (since 2020), and Darktrace PLC (since its initial public offering in 2021). Lord Willetts has served as the chair of the UKSA since 2022. Lord Willetts holds a first class honors degree in politics, philosophy and economics from Christ Church, Oxford, a constituent college of the University of Oxford, and is a visiting Professor at King’s College, London.

Richard C. Davis has been a member of our board of directors since October 2022 and was the Chief Executive Officer and a director of Endurance from April 2021 until the consummation of the Business Combination in October 2022. Mr. Davis is a highly experienced executive with over 25 years of experience in corporate finance, private equity and the space industry. From July 2022 until October 2023, he has served as Chief Executive Officer of Descartes Labs, Inc., a leading provider of geospatial intelligence products. Since March 2021, he has served as a Managing Director of ADP. He is also a founder and Managing Member of ArgoSat Advisors LLC, a premier global advisory firm focused on the space industry that was founded in 2009. Mr. Davis has been a director of EarthDaily Analytics Corporation since February 2021, a director of Descartes Labs since July 2022, and a Director of AscendArc, Inc. since July 2023. Mr. Davis was formerly an instructor pilot in the United States Air Force. He received his B.S. in Astrophysics (cum laude) from the University of Minnesota, and his MBA from the University of Virginia.

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

Yoram Stettiner has been a member of our board of directors since November 2022. Dr. Stettiner served as the Chief Scientist Officer at Arbe Robotics Ltd. from November 2016 to December 31, 2022. Since January 2023, he has been working as a freelance consultant and, from June 2023 to June 2024, served as the Chief Technology Officer at Anachoic Ltd. Dr. Stettiner is a Signal Processing Ph.D. with 35 years of R&D experience. Dr. Stettiner specializes in RTLS Radio Location and Tracking Systems, Array Processing, Sensor Fusion, Speech Signal Processing and VoIP. Dr. Stettiner has held various leadership positions at eight startups from foundation or early stage, with five of them having gone public or acquired. Dr. Stettiner holds a B.Sc. in Electrical Engineering, a M.Sc. and Ph.D. in Speech Signal Processing all from the Tel Aviv University.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders or others pursuant to which any of our executive officers or directors are selected.

B.	Compensation

Aggregate Compensation of Directors and Executive Officers

The aggregate compensation (not including share-based compensation) paid by us and our subsidiaries to our executive officers and directors as a group for the year ended December 31, 2024 was approximately $4.5 million (including amounts set aside or accrued to provide pension, severance, retirement or similar benefits), and does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. This amount includes bonuses earned with respect to 2024. It does not include the grant-date value of share-based compensation awarded in 2024.

As of December 31, 2024, options to purchase 1,912,953 of our Ordinary Shares granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $2.14 per Ordinary Share, and 1,508,874 RSUs were outstanding.

The table and summary below outline the compensation paid and/or accrued to our five highest compensated directors and executive officers during the year ended December 31, 2024. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2024. The compensation paid to Mr. Nir Barkan was in GBP and converted into U.S. dollars for the purposes of the table below at the exchange rate of GBP 0.7981 = U.S. $1.00, based on the rate of exchange between the GBP and the U.S. dollar as reported by the Bank of England on December 31, 2024. The compensation for the remaining individuals in the table below was paid in NIS and converted into U.S. dollars for purposes of the table below at the exchange rate of NIS 3.647 = U.S.$1.00, based on the rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel on December 31, 2024.

Name and Position of Director or Officer	Base Salary or Other Payment (1)	Value of Social Benefits (2)	Bonuses	Value of Equity- Based Compensation Granted (3)	All Other Compensation (4)	Total
Nir Barkan	$344,124	$111,996	$485,447	$593,652	-	$1,535,219
Yoav Leibovitch	$1,200,000	-	$200,000	-		$1,400,000
Stephane Zohar	$230,326	$54,355	$123,159	$111,557	-	$519,398
Oren Harari	$230,326	$36,291	$76,367	$35,149	-	$378,134
Itzik Ben Bassat	$246,778	$42,531	$105,103	$161,860	-	$556,272

(1)	“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to our executive officers and members of the board of directors for the year 2024.

(2)
“Social Benefits” include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the relevant officers, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, rent for relocated officers, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites.

(3)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2024, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 18 to our consolidated financial statements included elsewhere in this Annual Report.

(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), communication expenses, basic health insurance, and holiday presents.

Employment and Incentive Arrangements with our Directors and Executive Officers

We have entered into written employment agreements with each of our executive officers and services agreements with certain directors. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and customary provisions regarding assignment of inventions, as applicable. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management may be eligible for bonuses in accordance with our compensation policy and as set forth by our board of directors as well as incentive arrangements under our equity incentive plans.

Employment Agreement — Mr. Nir Barkan

SatixFy Israel Ltd. entered into an agreement on May 23, 2023 with Mr. Nir Barkan, effective June 1, 2023, pursuant to which Mr. Nir Barkan agreed to serve as Acting Chief Executive Officer. On September 3, 2024, the special general meeting of our shareholders, or the SGM, approved the new terms of compensation for Mr. Barkan as Chief Executive Officer which will be effective as of June 1, 2023.  The compensation to be paid to Mr. Nir Barkan pursuant to the SGM approval consists of NIS 130,000 monthly gross salary. In addition, the SGM approved an annual bonus based on measurable targets which will be determined by the Compensation Committee and the Board of Directors, up to a maximum amount of $370,000. As part of his original agreement, Mr. Barkan was granted 500,000 RSUs, which shall vest quarterly in equal installments over 15 quarters, and the SGM approved an additional RSUs grant with respect to 1,000,000 Ordinary Shares, subject to the following vesting schedule: the RSUs shall vest on a quarterly basis over four years as of June 1, 2023, or the Commencement Date, with an initial vesting of 25% of the RSUs on the first anniversary of the Commencement Date, and thereafter vesting in 12 equal quarterly instalments; the vesting of the RSUs will accelerate in the event of a ‘change of control’, or a Change of Control, shall mean the acquisition by a person or group of persons acting together of more than 50% of our issued and outstanding share capital on a fully-diluted basis).

Services Agreement — Mr. Yoav Leibovitch

SatixFy Israel Ltd. and RaySat Ltd., an entity organized under the laws of the State of Israel and controlled by Mr. Yoav Leibovitch, our chairman of the board of directors and one of our significant shareholders, are parties to a Services Agreement effective as of January 1, 2013 (as amended as of June 27, 2017, September 6, 2020, January 4, 2021 and February 24, 2022). Pursuant to this agreement, Mr. Yoav Leibovitch provides financial management, business development, presidential and management services to SatixFy Israel Ltd. and its affiliates. On September 15, 2022, our board approved an amendment, which was approved by our shareholders on September 28, 2022, to Mr. Leibovitch’s compensation under this agreement to (i) grant Mr. Leibovitch a $2 million success bonus payable upon the Closing of the Business Combination, (ii) increase Mr. Leibovitch’s monthly fee for services provided to $100,000 per month, effective as of October 1, 2022, increase Mr. Leibovitch’s yearly bonus such that the yearly bonus shall be 2% of the incremental year-over-year growth of the shareholders’ equity in our consolidated financial statements and increase Mr. Leibovitch’s annual bonus such that the annual bonus shall be 2% of the incremental year- over-year growth of revenues in our consolidated financial statements.

Services Agreement and Option Grant — Lord David Willetts.

On September 7, 2020, we entered into a Board Member Services Agreement with Lord David Willets, who serves as our director. With respect to his services as a director, Lord Willetts shall be entitled to receive annual remuneration and remuneration for participating in meetings at a fixed amount according to the applicable UK remuneration regulations. Pursuant to this agreement, Lord Willets is entitled to receive 50,000 non-tradable options exercisable into 50,000 Ordinary Shares in accordance with the terms of the 2020 Share Award Plan (which was updated to 52,798 following the initial listing of our securities as a result of the Business Combination).

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

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Israeli Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Israeli Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. On September 28, 2022, our Board approved the appointment of Mr. Yisrael Gewirtz from Fahn Kanne Grant Thornton as our internal auditor.

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

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Israeli Companies Law requires that an office holder promptly disclose to us any personal interest and all related material information known to such office holder concerning any existing or proposed transaction with the company. The Israeli Companies Law does not specify to whom within us or the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate in which such person or a relative of such person is an interested party (as described above), but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the officer holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

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

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders. Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote, and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Israeli Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

C.	Board Practices

Introduction

Our board of directors presently consists of seven (7) members. Our A&R Articles of Association provide that the number of board of directors’ members (including external directors, if applicable) shall be set by our board of directors provided that it will consist of not less than three and not more than twelve. Pursuant to the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the terms of our compensation policy and any applicable law, and are subject to the approval of the board of directors’ compensation committee, the board of directors, and in some cases of our general meeting of our shareholders, and are subject to the terms of any applicable employment agreements that we may enter into with them. Our board of directors has established an audit committee and compensation committee.

Our A&R Articles of Association provide for a split of the board of directors into three classes with staggered three-year terms (excluding external directors, if applicable). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. The director whom is to be retired and re-elected shall be the director that served the longest period since its appointment or last re-election or, if more than one director served the longest time, or if a director who is not to be re-elected agrees to be re-elected, the meeting of the board of directors which sets the date and agenda for the annual general meeting (acting by a simple majority) will decide which of such directors will be brought for re-election at the relevant general meeting.

Each director, except external directors (if applicable), will hold office until the third annual general meeting of our shareholders following his or her appointment (other than in certain cases as described below), or until he or she resigns or unless he or she is removed by a majority of sixty six and two thirds (66 2/3%) of the votes cast by shareholders present and entitled to vote at a general meeting or upon the occurrence of certain events, in accordance with the Companies Law and our A&R Articles of Association.

In addition, under certain circumstances, our A&R Articles of Association allow our board of directors to appoint directors to fill vacancies on our board of directors, due to a director no longer serving, or due to the number of directors serving being less than the maximum amount, for the remaining period of time during which the director whose service has ended was filled would have held office (in case the appointment is due to a director no longer serving), or for a period in accordance with the class to which he was appointed (in case the appointment is in addition to the acting directors, subject to the limitation on the number of directors). External directors, if applicable, may be elected for up to two additional three-year terms after their initial three-year term under certain circumstances, and may be removed from office only under the limited circumstances set forth in the Israeli Companies Law.

Under the Israeli Companies Law, any shareholder holding at least one percent of our outstanding voting power may nominate a director at a general meeting of the shareholders. However, any such shareholder may make such a nomination only if a written and timely notice of such shareholder’s intent to make such nomination has been given to our board of directors, in accordance with the provisions of our A&R Articles of Association and the Israeli Companies Law. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Israeli Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Israeli Companies Law.

However, under exemptions applicable for Israeli companies whose shares are listed outside of Israel, or the Exemptions Regulations, one of more shareholders may request the company’s board of directors to include an appointment of a candidate for a position on the board of directors or the termination of a board member, as an item on the agenda of a future general meeting (if the company sees fit), provided that the shareholder hold at least five percent (5%) of the voting rights of the company, instead of one percent (1%) required in the past.

Under the Israeli Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

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

The board of directors will assess on a regular basis the independence of directors and will make a determination as to which members are independent. The term “executive officer” above is expected to have the same meaning specified for such term in the NYSE American listing standards.

For a discussion of certain home country corporate governance practices, we are permitted to follow as a foreign private issuer whose shares are listed on the NYSE American instead of certain requirements of the rules of the NYSE, see “Item 16G. Corporate Governance.”

External Directors

Under the Israeli Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the NYSE American are required to appoint at least two external directors who meet the qualification requirements set forth in the Israeli Companies Law.

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

In January 2023, the general meeting of shareholders approved the re-appointment of Moshe Eisenberg and Yoram Stettiner, as external directors for a three-year period from January 12, 2023.

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

Our Class I director, Yair Shamir, will hold office until our 2026 Annual General Meeting of Shareholders. Our Class II directors, Mary Cotton and David Willetts, will hold office until our 2027 Annual General Meeting of Shareholders. Our Class III directors, Yoav Leibovitch and Richard Davis, will hold office until our 2025 Annual General Meeting of Shareholders. The directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power present and voting at the meeting. Each director will hold office and, unless otherwise provided, serve on the committees to which he or she have been appointed by the Board, until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly elected and qualified, unless the tenure of such director expires earlier pursuant to the Israeli Companies Law or unless he or she resigns or is removed from office.

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

External directors may be removed from office only by a general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court order, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment or violating their duty of loyalty to the company. An external director may also be removed by order of an Israeli court if, following a request made by a director or shareholder of the company, the court finds that such external director has ceased to meet the statutory qualifications for his or her appointment as stipulated in the Israeli Companies Law or has violated his or her duty of loyalty to the company.

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

According to the Israeli Companies Law and regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below); provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the independence requirements of the NYSE American rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Israeli Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

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

Alternate Directors

Our amended and restated articles of association provide, as allowed by the Israeli Companies Law, that any director may, subject to the conditions set thereto including approval of the nominee by our board of directors, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Israeli Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director.

Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing.

A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Israeli Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Israeli Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

Committees of the Board of Directors

The board of directors has the following two standing statutory committees: an audit committee and a compensation committee, and a one non-statutory committee: a special committee, tasked with the independent evaluation and approval of the MDA proposal in light of personal interest of the executive chairman of the Board and the controlling shareholder, Mr. Yoav Leibovitch, in the MDA proposal.

Audit Committee

Israeli Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chair of the committee. The audit committee may not include the (i) chair of the board; (ii) a controlling shareholder of the company; (iii) a relative of a controlling shareholder; (iv) a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or (v) a director who derives most of his or her income from a controlling shareholder. In addition, under the Israeli Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Israeli Companies Law is defined as either an external director or as a director who meets the following criteria:

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

Listing Requirements

Under the corporate governance rules of the NYSE American, listed companies are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

The members of the Audit Committee are our two external directors, Messrs. Moshe Eisenberg and Yoram Stettiner, and Ms. Mary P. Cotton. We have designated Mr. Moshe Eisenberg and Ms. Mary P. Cotton as “audit committee financial experts” as defined by the SEC and each member of the Audit Committee is “financially literate” under the NYSE American rules. The board of directors has determined that each member of the Audit Committee is “independent” as defined under the NYSE American rules and Exchange Act rules and regulations.

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

•
reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of our business and deciding whether to approve such acts and transactions if so, required under the Israeli Companies Law; and

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

Compensation Committee

Israeli Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee generally must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. The chair of the compensation committee must be an external director. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Israeli Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee. Each member of our compensation committee (each, as identified in the second paragraph under “— Listing Requirements” below) fulfills the foregoing Israeli law requirements related to the composition of the compensation committee.

Listing Requirements

Under the corporate governance rules of the NYSE American, listed companies are required to maintain a compensation committee consisting of at least two independent directors.

The members of the Compensation Committee are our two external directors, Messrs. Moshe Eisenberg and Yoram Stettiner, and Ms. Mary P. Cotton. The board of directors has determined that each member of the Compensation Committee is “independent” as defined under the NYSE American listing standards, taking into consideration the additional independence criteria applicable to the members of a compensation committee. The Compensation Committee has the authority to retain compensation consultants, outside counsel and other advisers.

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

•	Reviewing the implementation of the compensation policy and periodically recommending to the board of directors with respect to any amendments or updates of the compensation plan;

•	Resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

•	Exempting, under certain circumstances, from the requirement of approval by the general meeting of shareholders, transactions with a candidate to serve as the chief executive officer of our company.

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

If a company that adopts a compensation policy in advance of its initial public offering (or in this case, prior to the closing of the Business Combination) describes the policy in its Annual Report for such offering, then that compensation policy shall be deemed validly adopted in accordance with the Israeli Companies Law and will remain in effect for term of five years from the date such company becomes a public company.

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

Our compensation policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

The compensation policy also addresses our executive officers’ individual characteristics (such as their respective positions, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements and the compensation that may be granted to the chairman of our board of directors may include, among others, an annual cash retainer, annual bonuses and other cash bonuses as an executive officer other than our chief executive officer and equity based compensation. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed 90% of each executive officer’s total compensation package with respect to any given calendar year.

An annual cash bonus may be awarded to executive officers and the chairman of our board of directors upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our chief executive officer is based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by the chief executive officer. The annual cash bonus that may be granted to executive officers other than our chief executive officer and to the chairman of our board of directors may be based entirely on a discretionary evaluation. Furthermore, our chief executive officer is entitled to recommend performance objectives, and such performance objectives will be approved by the Compensation Committee (and, if required by law, by our board of directors).

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

The equity-based compensation under the compensation policy for our executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus. Primary objectives include enhancing the alignment between the executive officers’ interests and our long-term interests and those of our shareholders and strengthening the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and RSUs, in accordance with our share incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. Equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, the compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enables our chief executive officer to approve immaterial changes in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law, subject to certain limitations as set forth therein.

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

Special Success Bonus to the Chairman of our Board of Directors

On October 19, 2023, upon recommendation of our board and compensation committee, our shareholders approved a one-time special success bonus of up to $1 million in the aggregate to our Executive Chairman of the Board, Mr. Yoav Leibovitch, who is also our controlling shareholder, in connection with the MDA Agreement, or the MDA Bonus. The MDA Bonus is to be paid in nine installments, with the first installment paid within 30 days following the closing of the MDA Agreement in amount equal to approximately 55% of the MDA Bonus amount, the next seven in monthly installments paid through April 2024 (six of which each amounting to 4.8% of the special success bonus amount and one amounting to approximately 13% of the special success bonus amount), and the last expected in May 2025, amounting to approximately 3.3% of the special success bonus amount. Each of the special success bonus amounts relate to proceeds we have received and expect to receive with respect to the MDA Agreement during the relevant month. The MDA Bonus shall not be paid if for any reason whatsoever, whether due to our default or otherwise, we do not actually receive the relevant proceeds with respect to the MDA Agreement. In connection with the special success bonus, Mr. Leibovitch agreed that, for so long as there is no reduction in Mr. Leibovitch’s compensation package, he will not be entitled to request special bonuses in respect of our certain other potential commercial transactions.

Insurance

Under the Israeli Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

•	breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

•
a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

•	a financial liability imposed upon him or her in favor of another person

We maintain directors’ and officers’ liability insurance currently providing for a total coverage of $30 million for the benefit of all of our directors and officers, with an annual premium of $0.7 million, which expires in October 2025. The terms for the directors’ and officers’ liability insurance were approved by our shareholders.

Indemnification

The Israeli Companies Law and the Israeli Securities Law provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•
a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Israeli Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Israeli Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court; (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceeding of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

•
expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Israeli Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

•	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

•	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

The board of directors has approved indemnification agreements with all of our directors and with all members of our senior management, which were also approved by our shareholders at a general meeting. Such indemnification agreements provide the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exemption

Under the Israeli Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exemption is included in its articles of association. Our amended and restated articles of association provide that we may exempt, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exemption from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we will exempt and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Israeli Companies Law provides that we may not exempt or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Israeli Companies Law, exemption, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Israeli Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee (and, in case a controlling shareholder is an office holder, the board of directors as well), if the engagement terms are determined in accordance with the company’s compensation policy that was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Our amended and restated articles of association permit us to exempt (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Israeli Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Israeli Companies Law, as well as of our amended and restated articles of association, which are exhibits to this Annual Report and are incorporated herein by reference.

There are no service contracts between us or our subsidiaries, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

D.	Employees

As of December 31, 2024, we had 162 full-time employees, based primarily in Israel, the United Kingdom and Bulgaria, of whom more than 103 are engineers focused on the development of Very Large Scale Integration (VLSI), hardware, software, algorithms, satellite payloads and communications systems. None of our employees are represented by a labor union, and we consider our relations with our employees to be good. To date, we have not experienced any work stoppages.

E.	Share Ownership

Information regarding the ownership of our Ordinary Shares by our executive officers and directors is set forth in “Item 7. – Major Shareholders and Related Party Transactions – A. Major Shareholders.”

2020 Share Award Plan.

On May 12, 2020, we adopted our 2020 Share Award Plan and the EMI options (for UK employees).  Addendum to the 2020 Share Award Plan, and on September 30, 2020, we adopted the U.S. Addendum to the 2020 Share Award Plan (as amended from time to time, together the “Plans”). The purpose of the Plans is to advance our and our shareholders’ interests by attracting and retaining the best available personnel for positions of substantial responsibility and provide additional incentive to our officers, directors, employees and other key persons, upon whose judgment, initiative and efforts we depend for the successful conduct of our business, to acquire a proprietary interest in us and/or our Affiliates. Under the Plans, select eligible participants have been granted share options and RSUs. The Plans are administered by our board of directors or, at the discretion of our board, a committee of directors.

The Plans provide for the grant of options and/or shares, including restricted shares, and/or RSUs and/or stock appreciation rights and/or performance units, performance shares and other stock or cash awards to employees, officers, directors, advisors and consultants of us and our subsidiaries. The Plans are administered by our board of directors, or a committee of the board of directors, appointed by the board.

The Plans provide for granting awards under various tax regimes, including in compliance with Section 102, or Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961, or the Ordinance, and Section 3(i) of the Ordinance, and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the U.S. Internal Revenue Code, or the Code.

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

In the event of termination of a grantee’s employment or service with us or any of our affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the Plans.

In the event of termination of a grantee’s employment or service with us or any of our affiliates due to such grantee’s death or total and permanent disability, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within twelve months after such date of termination, unless otherwise provided by the administrator or specified in the terms and conditions included in the Plans.

If a grantee’s employment or services with us or any of our affiliates is terminated for “cause” (as defined in the 2020 Share Award Plan), unless otherwise determined by the administrator or specified in the terms and conditions included in the Plans, all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and all shares issued upon previous exercise or vesting of awards of such grantee shall be subject to repurchase at their nominal value, for no value or for the exercise price previously received by us, as the administrator deems fit, and the shares covered by such awards shall again be available for issuance under the Plans.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares by:

•	Each person who is the beneficial owner of more than 5% of the outstanding shares of any series of our voting Ordinary Shares;

•	Each of our current executive officers and directors; and

•	All our executive officers and directors, as a group.

The beneficial ownership of our Ordinary Shares is based on 86,849,556 Ordinary Shares issued and outstanding as of March 31, 2025.

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

	Number of Ordinary Shares	Percentage Owned
5% Holders (other than executive officers and directors):
Endurance Antarctica Partners, LLC (1)	10,339,439	11.4%
FP Credit Partners II, L.P. (2)	5,936,409	6.8%
Simona Gat (3)	17,590,279	19.9%
Directors and Executive Officers (4)
Nir Barkan (11)	896,299	*
Oren Harari	189,971	*
Itzik Ben Bassat	256,250	*
Mary P. Cotton	—	—
Richard C. Davis (1)	—	—
Moshe Eisenberg	—	—
Doron Rainish (5)	1,032,566	1.2%
Yair Shamir (6)	—	—
Yoram Stettiner	—	—
David L. Willetts (7)	52,798	*
Yoav Leibovitch (8)	23,307,330	26.4%
Divaydeep Sikri (9)	164,962	*
Stephane Zohar (10)	276,506	*
All Executive Officers and Directors as a Group (13 individuals)	26,176,682	29.1%

*     Less than 1%.

(1) Consists of 6,574,343 Ordinary Shares, including 500,000 Price Adjustment Shares and 3,765,096 Ordinary Shares underlying the Warrants. Richard C. Davis shares voting and investment control over shares held by the Sponsor by virtue of his shared control of the Sponsor. By virtue of this relationship, Richard C. Davis may be deemed to share beneficial ownership of the securities held of record of the Sponsor. Richard C. Davis has disclaimed beneficial ownership of the shares, except to the extent of his pecuniary interest therein, if any. The business address for Endurance Antarctica Partners, LLC is 200 Park Avenue, 32nd Floor New York, NY 10166.

(2) Based on information contained in the Schedule 13G filed with the SEC on February 13, 2024. The business address for FP Credit Partners II, L.P. is One Letterman Drive, Building C, Suite 410, San Francisco, California, 94129.

(3) Consists of 16,186,297 Ordinary Shares held directly, including 9,000,000 Price Adjustment Shares and 1,403,981 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of March 31, 2025. The business address for Ms. Gat is 60 Ramat Raziel, Ramat Raziel 90974, Israel.

(4)  The business address for each of the directors and officers of the Company is 12 Hamada St., Rehovot 670315, Israel.

(5) Consists of 883,999 Ordinary Shares held directly and 179,513 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of March 31, 2025, and 19,054 RSUs which will vest within 60 days of March 31, 2025.

(6) Mr. Yair Shamir is a managing partner and director of CEL Catalyst Communications Limited and has the power to direct it to vote and dispose of the shares and has shared voting and investment power over the shares. Mr. Yair Shamir disclaims any beneficial ownership of any shares owned by CEL Catalyst Communications Limited other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(7) Consists of 52,798 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of March 31, 2025.

(8) Consists of 21,903,349 Ordinary Shares held directly, including 18,000,000 Price Adjustment Shares and 1,403,981 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of March 31, 2025.

(9) Consists of 66,525 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of March 31, 2025, and 98,437 RSUs which will vest within 60 days of March 31, 2025.

(10) Consists of 84,740 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of March 31, 2025, and 191,766 RSUs which will vest within 60 days of March 31, 2025.

(11) Consists of 208,799 Ordinary Shares held directly which were issued upon exercise of options and 687,500 RSUs which will vest within 60 days of March 31, 2025.

As of March 17, 2025, we had 33 record holders of our Ordinary Shares, of which 10 record holders were located in the United States and held approximately 37.5 million Ordinary Shares. This is not representative of the number of beneficial holders of our Ordinary Shares nor is it representative of where they reside since many of these shares were held of record by brokers of other nominees.

B.	Related Party Transactions

The following is a description of related party transactions for the period from January 1, 2024 to the date of this Annual Report with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than employment, compensation and indemnification arrangements which are described under “Management,” which are incorporated by reference herein.

Business Combination Agreement

For a description of the Business Combination Agreement, please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Business Combination Agreement and 2022 Debt Financing.

Immediately following the effective time, we issued a total of 27,500,000 Price Adjustment Shares with our founders receiving 27,000,000 Price Adjustment Shares and the Sponsor receiving 500,000 Price Adjustment Shares. The Price Adjustment Shares, giving effect to the December Letter Agreement, vest upon three price adjustment achievement dates: (i) one- third of the Price Adjustment Shares will vest if at any time 45 days after the date of effectiveness of the Registration Statement on Form F-1 (File No. 333-268510), as amended, filed by us and declared effective by the SEC on January 23, 2023, or the Registration Statement, and within the 10-year period following the closing, the volume weighted average price, or VWAP, of Ordinary Shares is greater than or equal to $12.50 for any seven trading days within a period of 30 consecutive trading days, (ii) one-third of the Price Adjustment Shares will vest if at any time 45 days after the date of effectiveness of the Registration Statement and within the 10-year period following the closing, the VWAP of Ordinary Shares is greater than or equal to $14.00 for any seven trading days within a period of 30 consecutive trading days and (iii) one-third of the Price Adjustment Shares will vest if at any time 45 days after the date of effectiveness of the Registration Statement and within the 10-year period following the closing, the VWAP of Ordinary Shares is greater than or equal to $15.50 for any seven trading days within a period of 30 consecutive trading days.

The share price targets shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalization, reclassifications, combinations, exchanges of shares and other similar changes or transactions to the Ordinary Shares occurring on or after the Closing. In the event of a change in control transaction in our company within 10 years following the closing of the Business Combination, all of the unvested Price Adjustment Shares not earlier vested will vest immediately prior to the closing of such change in control. If the Price Adjustment Shares do not vest according to the achievement dates in the Business Combination Agreement, or if a change of control has not occurred after the Closing and prior to the date that is ten (10) years following the date of closing of the Business Combination, then any unvested Price Adjustment Shares shall automatically be forfeited back to us for no consideration.

A&R Shareholders’ Agreement

Concurrently with the execution of the Business Combination Agreement, we, the Sponsor and certain shareholders of ours entered into the amended and restated shareholders' agreement, dated as of March 8, 2022, by and among SatixFy, the Sponsor and certain shareholders of SatixFy, or the A&R Shareholders’ Agreement, pursuant to which various parties to the A&R Shareholders’ Agreement will be entitled to customary piggyback registration rights, in each case subject to certain limitations set forth in the A&R Shareholders’ Agreement. In addition, the A&R Shareholders’ Agreement provides that We will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities.

A&R Registration Rights Agreement

Concurrently with the execution of the Business Combination Agreement, Endurance, the Sponsor and Cantor Fitzgerald & Co. entered into the amended and restated registration rights agreement, dated as of March 8, 2022, as amended on October 27, 2022 by amendment no.1 to the Amended and Restated Registration Rights Agreement, or the A&R Registration Rights Agreement, pursuant to which, following completion of the Transactions, the parties to the A&R Registration Rights Agreement will receive the same registration rights as those persons party to the A&R Shareholders’ Agreement. The parties to the A&R Registration Rights Agreement are also entitled customary demand and/or piggyback registration rights, in each case subject to certain limitations consistent with the A&R Shareholders’ Agreement.

Warrant Letter Agreement.

On January 12, 2023, we entered into a Warrant Letter Agreement, dated as of January 12, 2023, by and among SatixFy, the Sponsor and Cantor, or the Warrant Letter Agreement, pursuant to which the holders of warrants issued in connection with the PIPE agreed to exchange such warrants, on a one-for-one basis, new PIPE warrants issued pursuant to the A&R Warrant Agreement.

ESA Grants

We developed our chip set with the help of substantial grants from the ESA, sponsored by the UKSA, through ESA’s ARTES program, which have amounted to over $77.5 million through December 31, 2024. Lord David L. Willetts, a member of our board of directors, has served as the chair of the UKSA since 2022.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers’ insurance.

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

Legal Proceedings

From time to time, we may be subject to other legal proceedings and claims in the ordinary course of business. We are not currently a party to any litigation, except as described above. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We are presently involved in a proceeding brought by certain plaintiffs, who purport to be stockholders of ours, that have filed two suits, in an Israeli court in Tel Aviv, against us, Satixfy Limited, Yoel Gat, Doron Rainish, Yair Shamir and Yoav Leibovitch, arguing that plaintiffs are entitled to an aggregate of two million of our Ordinary Shares, and seeking, among other things, an order enjoining the defendants from executing any transaction, including the Business Combination, or taking any other action that could harm plaintiffs’ rights as shareholders to the extent it does not affect all shareholders equally. The plaintiffs base their claims on their prior ownership stakes in Satixfy Limited, a company incorporated in Hong Kong, whose business was assigned to us in exchange for the issuance of identical holdings in us, except for certain shares placed in trust for the benefit of certain service providers (including the plaintiffs) subject to a future arrangement regarding their actual ownership. Plaintiffs maintain that they were entitled to direct holdings in our company. We intend to vigorously contest the plaintiffs’ claims. We have issued and placed in trust sufficient shares to provide for the plaintiffs’ alleged stakes in us if the plaintiffs prevail on the merits. In May 2022, the court rejected plaintiff’s request for specific injunctive relief while ordering the appointment of a former judge, Mr. Yossi Shapira, as the new trustee to exercise fiduciary authority over such shares.  In January 2025, the court replaced Mr. Shapira with a new trustee, the former District Court Judge Dr. Adi Zarankin. The plaintiffs’ claim on the merits remains pending, and statements of defense have been filed by the respondents on July 2022. After the preliminary stage of the proceeding, the plaintiffs have filed their evidence on April and May 2024, followed by the respondents’ evidence, which have been filed on September 2024 and December 2024. Evidentiary hearings were held in January and March 2025 and additional hearing is scheduled to be held in April 2025. We believe that these proceedings will not have a material impact on us.

On October 27, 2022, Sensegain defaulted on its commitment to purchase units it had subscribed for in connection with the PIPE financing pursuant to its Subscription Agreement with us and Endurance. As a result of the default, out of the $29,100,000 previously committed by subscribers pursuant to the Subscription Agreements, we received $20 million in proceeds from the PIPE financing. On December 12, 2022, we filed a complaint against Sensegain in the New York Supreme Court, County of New York, seeking specific performance by Sensegain under the Subscription Agreement or, in the alternative, damages in the amount Sensegain owes pursuant to the Subscription Agreement (plus applicable interest and fees).  Due to lack of ability to locate any U.S. based representative of the plaintiff, we withdrew our compliant in June 2024.

In June 2023, Alta Partners, LLC, or Alta, filed a complaint against us in the U.S. District Court for the Southern District of New York claiming unspecified damages for an alleged breach by us of the warrant agreement in relation to certain of its public warrants allegedly held by Alta In December 2023, we and Alta, reached a settlement agreement according to which, we shall pay to Alta the sum of $2.3 million as follows:  (i) $1 million no later than five  business days after the effective date; and  (ii). $1.3 million in thirteen (13) monthly installments of one hundred thousand ($100,000) each with the first instalment no later than March 1, 2024. Upon reception of the first instalment Alta had agreed to dismiss all actions in against. Following receipt of the first installment on January 24, 2024, Alta dismissed the matter. All settlement payments have been completed.

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

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2024.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our Ordinary Shares are traded on the NYSE American under the symbol “SATX.”

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—A. Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our A&R Articles of Association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.4 to this Annual Report and is incorporated by reference into this Annual Report.

C.	Material Contracts

We have not entered into any material contract within the two years prior to the date of this Annual Report, other than contracts entered into in the ordinary course of business, as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 6.C Board Practices – Indemnification,” “Item 6.C Board Practices – Insurance,” “Item 6.E Share Ownership,” “Item 7.A. Major Shareholders,” or “Item 7.B. Related Party Transactions,” above.

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

Israeli Tax Considerations

General

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, and disposition of the Ordinary Shares and Warrants. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli tax considerations

The following is a brief summary of certain material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of certain material Israeli tax consequences concerning the ownership and disposition of Ordinary Shares and Warrants purchased by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with a retroactive effect.

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We may qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

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

Tax benefits and grants for R&D

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures related to scientific R&D, for the year in which they are incurred. Expenditures are deemed related to scientific R&D projects, if:

•	The R&D expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	The R&D must be for the promotion of the company; and

•	The R&D is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific R&D projects. No deduction under these R&D deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (New Version) 5721-1961, or the Ordinance. Expenditures that are unqualified under the conditions above are deductible, under certain conditions, in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of R&D expenses during the year incurred. There can be no assurance that such application will be accepted. If we will not be able to deduct R&D expenses during the year of the payment, we may be able to deduct R&D expenses in equal amounts over a period of three years commencing in the year of the payment of such expenses.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Preferred Technological Enterprise, or a Special Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, we are required to comply with the requirements of the Investment Law.

The Investment Law was significantly amended effective as of April 1, 2005, or the 2005 Amendment, as of January 1, 2011, or the 2011 Amendment and as of January 1, 2017, or the 2017 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

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

We currently do not intend to implement the 2011 Amendment.

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

We believe that it may be eligible to the tax benefits under the 2017 Amendment.

Taxation of our shareholders

Capital Gains Tax on Sales of Ordinary Shares and Warrants

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

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty, or a U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares by the U.S. Resident would be subject to Israeli tax (unless exempt under the Israeli domestic law as described above). Under the United States Israel Tax Treaty, the gain may be treated as foreign source income for United States foreign tax credit purposes, upon an election by the U.S. Resident, and such U.S. Resident may be permitted to claim a credit for such taxes against the United States federal income tax imposed on such sale, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits. The United States Israel Tax Treaty does not provide such credit against any United States state or local taxes.

Regardless of whether shareholders may be liable for Israeli tax on the sale of Ordinary Shares and Warrants, the payment of the consideration may be subject to the withholding of Israeli tax at source. Holders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., provide resident certificate and other documentation).

Capital gains taxes applicable to Israeli resident shareholders.

An Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate (currently of 23% in 2024). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25% (plus surtax of up 5% above certain threshold). However, if the individual shareholder is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30% (plus surtax of up 5% above certain threshold). Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2024 plus 3% Surtax, if applicable). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares.

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

An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25% (plus surtax of up 5% above certain threshold). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30% (plus surtax of up 5% above certain threshold). Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). If the recipient of the dividend is an Israeli resident corporation such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under section 9(2) or section 129C(a)(1) of the Ordinance is exempt from tax on dividend.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 5% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding threshold.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations of the ownership and disposition of Ordinary Shares and Warrants. This discussion applies only to Ordinary Shares and Warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion does not purport to be a complete analysis of all potential tax considerations arising in connection with the ownership and disposal of Ordinary Shares and Warrants. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum tax or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, published rulings and administrative pronouncements of the IRS and the income tax treaty between the United States and Israel, or the Treaty, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. We have not sought nor will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.

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

•
Persons holding Ordinary Shares and/or Warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•
Persons subject to special tax accounting rules as a result of any item of gross income with respect to Ordinary Shares and/or Warrants, as the case may be, being taken into account in an applicable financial statement;

•	Persons that actually or constructively own 5% or more (by vote or value) of the outstanding Ordinary Shares;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow- through entities for U.S. federal income tax purposes (and investors therein);

•	Persons subject to the “base erosion and anti-abuse” tax;

•	U.S. Holders having a functional currency other than the U.S. dollar;

•	Persons who hold or received Ordinary Shares and/or Warrants, as the case may be, pursuant to the exercise of any employee share option or otherwise as compensation; and

•	Tax-qualified retirement plans.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Ordinary Shares and/or Warrants, the tax treatment of an owner of such entity will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF ORDINARY SHARES AND WARRANTS.

For purposes of this discussion, a “U.S. Holder” is a person eligible for Treaty benefits that is, for U.S. federal income tax purposes, a beneficial owner of Ordinary Shares and/or Warrants, as the case may be, and:

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

Certain recent Treasury regulations may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisors regarding the creditability or deductibility of any Israeli taxes imposed on dividends on, or dispositions of, Ordinary Shares and/or Warrants. This discussion does not apply to investors in this special situation.

Ownership and Disposition of Ordinary Shares and Warrants by U.S. Holders

Distributions on Ordinary Shares

If we make distributions of cash or property on the Ordinary Shares, such distributions will be treated for U.S. federal income tax purposes first as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. We do not intend to provide calculations of our earnings and profits under U.S. federal income tax principles.

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

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

•	The Ordinary Shares are readily tradable on an established securities market in the United States;

•
We are neither a PFIC (as discussed below under “— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder in any taxable year in which the dividend is paid or the preceding taxable year;

•	The U.S. Holder satisfies certain holding period requirements; and

•	The U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There can be no assurance that Ordinary Shares will be considered “readily tradable” on an established securities market in the United States in accordance with applicable legal authorities. Furthermore, there can no assurance that we will not be treated as a PFIC in any taxable year. See discussion below under “— Passive Foreign Investment Company Rules.” U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to Ordinary Shares.

Subject to certain exceptions, dividends on Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes and will generally be treated as passive category income or, in the case of certain types of U.S. Holders, general category income for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of the applicable rate provided in the Treaty in respect of any foreign withholding taxes imposed on dividends received on Ordinary Shares. In lieu of claiming a foreign tax credit, a U.S. Holder may elect to deduct foreign taxes in computing its taxable income, subject to applicable limitations.

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

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares or Warrants.

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally would recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Ordinary Shares or Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Ordinary Shares or such Warrants, as applicable. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Ordinary Shares or Warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the Ordinary Shares or Warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized generally will be treated as U.S. source gain or loss. In the event any non-U.S. tax (including Israeli withholding tax) is imposed upon such sale or other disposition, a U.S. Holder’s ability to claim a foreign tax credit for such non-U.S. tax is subject to various limitations and restrictions. U.S. Holders should consult their tax advisors regarding the ability to claim a foreign tax credit.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed under “— Passive Foreign Investment Company Rules” below and except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of a Warrant for cash. A U.S. Holder’s initial tax basis in our Ordinary Shares received upon exercise of the Warrant generally should equal the sum of its tax basis in the Warrant exercised therefor and the exercise price. The U.S. Holder’s holding period for an Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a Warrant are not clear under current tax law. Subject to the PFIC rules discussed under “— Passive Foreign Investment Company Rules” below, a cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the Ordinary Shares received generally would equal the U.S. Holder’s basis in the Warrants exercised therefor. If the cashless exercise is not treated as a gain realization event, a U.S. Holder’s holding period in the Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrants and will not include the period during which the U.S. Holder held the Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the Warrants exercised therefor.

It is also possible that a cashless exercise of a Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “— Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares or Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the U.S. Holder would recognize capital gain or loss with respect to the Warrants deemed surrendered in an amount generally equal to the difference between (i) the fair market value of the Ordinary Shares that would have been received in a regular exercise of the Warrants deemed surrendered, net of the aggregate exercise price of such Warrants and (ii) the U.S. Holder’s tax basis in such Warrants. In this case, a U.S. Holder’s aggregate tax basis in the Ordinary Shares received would equal the sum of (i) U.S. Holder’s tax basis in the Warrants deemed exercised and (ii) the aggregate exercise price of such Warrants. A U.S. Holder’s holding period for the Ordinary Shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Warrants and will not include the period during which the U.S. Holder held the Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, including when a U.S. Holder’s holding period would commence with respect to the Ordinary Share received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Warrants.

Adjustment to Exercise Price

The terms of each Warrant provide for an adjustment to the number of Ordinary Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed under the heading “Description of Warrants.” Under Section 305 of the Code, if certain adjustments are made (or not made) to the number of shares to be issued upon the exercise of a Warrant or to the Warrant’s exercise price, a U.S. Holder may be deemed to have received a constructive distribution with respect to the warrant, which could result in adverse consequences for the U.S. Holder, including the inclusion of dividend income (with the consequences generally as described above under the heading “— Distributions on Ordinary Shares”). The rules governing constructive distributions as a result of certain adjustments with respect to a Warrant are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences any such constructive distribution with respect to a Warrant.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of the Ordinary Shares and/or Warrants could be materially different from that described above, if we are treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	At least 75% of its gross income for such year is passive income; or

•
At least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

•
Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non- passive asset. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income. For this purpose, we will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which we own, directly or indirectly, 25% or more (by value) of the stock.

•
Whether us or any of our subsidiaries is treated as a PFIC is determined on an annual basis. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, including goodwill, which is based on the trading prices of our Ordinary Shares during 2023, we believe that we were not a PFIC for the taxable year of 2022. However, whether we or any of our subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our and our subsidiaries’ income and assets. Changes in the composition of our and our subsidiaries’ income or assets may cause us to be or become a PFIC for the current or subsequent taxable years. In addition, because the value of our goodwill may be determined based on our market capitalization, the decline in our market capitalization (or a further such decline) could cause us to be treated as a PFIC for 2022, the current taxable year or a future taxable year. Our PFIC status for our 2023 taxable year can be determined only after the end of the year. Even if the value of our goodwill is respected for 2022, we may be a PFIC for the current taxable year or future taxable years if our market capitalization does not increase significantly and we continue to hold substantial amounts of cash and financial investments. Therefore, there is a risk that we may be a PFIC due to our declined market capitalization. The application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder owns Ordinary Shares and/or Warrants, we would continue to be treated as a PFIC with respect to such investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold our Ordinary Shares and/or Warrants at their fair market value on the last day of the last taxable year in which we are classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the Ordinary Shares and/or Warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to a U.S. Holder’s Ordinary Shares or Warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of our Ordinary Shares or Warrants (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid “qualified electing fund”, or QEF, election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Ordinary Shares or Warrants will be treated as excess distributions. Under these special tax rules:

•	The excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares and/or Warrants;

•
The amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, will be treated as ordinary income; and

•
The amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Ordinary Shares or Warrants cannot be treated as capital gains, even though the U.S. Holder holds the Ordinary Shares or Warrants as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which we may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that we do not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC, a U.S. Holder of Ordinary Shares (but not Warrants) may avoid taxation under the Excess Distribution Rules described above by making a QEF election. However, a U.S. Holder may make a QEF election with respect to our Ordinary Shares only if we provide U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury Regulations. Because we currently do not intend to provide U.S. Holders with such information on an annual basis, U.S. Holders generally would not be able to make a QEF election with respect to the Ordinary Shares.

A U.S. Holder of Ordinary Shares (but not Warrants) may also avoid taxation under the Excess Distribution Rules by making a mark-to-market election. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. The Ordinary Shares, which are currently listed on the NYSE, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that they will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder generally will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for us.

If a U.S. Holder makes a valid mark-to-market election with respect to our Ordinary Shares, such U.S. Holder will include in income for each year that we are treated as a PFIC with respect to such Ordinary Shares an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Ordinary Shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Ordinary Shares previously included in income. A U.S. Holder’s basis in the Ordinary Shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “— Distributions on Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply.

A U.S. Holder that is eligible to make a mark-to-market election with respect to our Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark- to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC generally is required to file an IRS Form 8621 on an annual basis. U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules and the associated reporting requirements to their particular circumstances.

Non-U.S. Holders

The section applies to Non-U.S. Holders of Ordinary Shares and Warrants. For purposes of this discussion, a Non-U.S. Holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Ordinary Shares or Warrants, as the case may be, that is not a U.S. Holder, including:

•	A nonresident alien individual, other than certain former citizens and residents of the United States;

•	A foreign corporation; or

•	A foreign estate or trust.

Ownership and Disposition of Ordinary Shares and Warrants by Non-U.S. Holders

Any (i) distributions of cash or property paid to a Non-U.S. Holders in respect of Ordinary Shares or (ii) gain realized upon the sale or other taxable disposition of Ordinary Shares or Warrants generally will not be subject to U.S. federal income taxation unless:

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

Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates in the same manner discussed in “— Distributions on Ordinary Shares” and “— Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares or Warrants.”

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

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a Warrant, or the lapse of a Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “— U.S. Holders — Exercise or Lapse of a Warrant” above, although to the extent a cashless exercise or lapse results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of the Ordinary Shares and Warrants.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

U.S. Holders

Information reporting requirements may apply to distributions on the Ordinary Shares and the proceeds received on sale or other taxable disposition of the Ordinary Shares or Warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Non-U.S. Holders

Information returns may be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non-U.S. Holder’s disposition of Ordinary Shares or Warrants, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Dividends paid with respect to Ordinary Shares and proceeds from the sale of other disposition of the Ordinary Shares or Warrants received in the United States by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

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

Foreign Currency Exchange Risk

As discussed above under “Item 5. Operating and Financial Review and Prospects — Basis of Presentation,” we have been and continue to be exposed to foreign currency translation effects, which may be material. In 2024, a hypothetical 10% increase or decrease in the average value of each of the NIS, GBP and EUR against the U.S. dollar in 2024 would have reduced or increased our operating loss by approximately $2 million.

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

Interest Rate Risk

Fluctuations in interest rates may impact the level of interest income we earn on short-term deposits. All of our outstanding debt bears interest at fixed rates, although the interest rate on our term loan under the Credit Agreement is subject to adjustment in certain cases, as described under “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Debt and other financing arrangements” above. We do not enter into derivative financial instruments, including interest rate swaps, for hedging or speculative purposes.

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

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024, at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

(d)	Changes in Internal Control Over Financial Reporting

There were no material changes in our internal control over financial reporting that occurred during the year ended December 31, 2024, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Moshe Eisenberg and Ms. Mary P. Cotton are audit committee financial experts. The board of directors has determined that each member of the Audit Committee is “independent” as defined under the NYSE American rules and Exchange Act rules and regulations.

ITEM 16B. CODE OF ETHICS

We have a code of conduct and business ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This code of conduct and business ethics is posted on our website, https://s201.q4cdn.com/902419104/files/doc_downloads/gov_docs/11/SATX-Code-of-Conduct-and-Business-Ethics.pdf. We intend to post on our website any amendments or waivers to the code of conduct and business ethics that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES-

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the aggregate fees paid by us to our independent registered public accounting firm for professional services.

	Year Ended December 31,
Services Rendered	2024	2023
	(U.S. dollars in thousands)
Audit fees (1)	$294	$230
Audit-related fees (2)	$108	$69
Tax fees (3)	-	$20
All Other Fees	-	-
Total	$403	$319

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees relate to work regarding preparation of our Registration Statement on Form F-3 and ongoing consultation.

(3)	Tax fees relate to tax compliance, planning and advice.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee’s specific responsibilities in carrying out its oversight of the quality and integrity of our accounting, auditing and reporting practices include the approval of audit and non-audit services to be provided by the external auditor. The audit committee approves in advance the particular services or categories of services to be provided to us during the following yearly period and also sets forth a specific budget for such audit services. All non-audit services are pre-approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNT

None.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the NYSE American, we are permitted to follow certain home country corporate governance practices in lieu of the corporate governance requirements of the NYSE American. Accordingly, we have elected to comply with the applicable provisions of the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, with respect to certain corporate governance matters instead of the corresponding NYSE American corporate governance rules. While we have availed ourselves of this exemption with respect to certain requirements, we intend to comply with many of the NYSE American corporate governance rules. In accordance with the NYSE American rules, we disclose in this Annual Report the corporate governance practices we follow under home country practice in lieu of NYSE American requirements and the equivalent provisions under Israeli law as follows:

•
Corporate Governance Guidelines. Unlike the NYSE American corporate governance rules, which recommend that a listed company implement and publish corporate governance guidelines, we have not adopted or published such guidelines;

•
Lead Independent Director. While the NYSE American rules encourage the appointment of a lead independent or non-management director to preside over regularly scheduled board meetings without the participation of management, we do not have a designated lead independent or non-management director;

•
Compensation Committee. Our compensation committee complies with the requirements of the Israeli Companies Law but may not meet all of the NYSE American requirements applicable to U.S. domestic public companies. In particular, under the NYSE American rules, a compensation committee must be composed entirely of directors determined to be independent under the NYSE American compensation committee standards and must conduct an independence assessment of any compensation consultant, legal counsel, or other adviser providing services to the committee. In contrast, the Israeli Companies Law imposes different independence criteria for compensation committee members and does not mandate a similar independence assessment of such advisers;

•
Equity Incentive Plans. We adopt and approve material changes to our equity incentive plans in accordance with the Israeli Companies Law, which does not require shareholder approval for such actions. This differs from the NYSE American corporate governance rules, which require shareholder approval before issuing securities in connection with equity-based compensation of officers, directors, employees, or consultants;

•
Quorum. Follow the quorum requirements for shareholder meetings under the Israeli Companies Law instead of the NYSE corporate governance requirements, which would require 33-1⁄3% of the total outstanding voting power of our shares present at meetings. The Israeli Companies Law provides that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for the commencement of business at a general meeting. If a quorum is not present at the general meeting, the meeting is adjourned to the same day in the following week at the same time and place (unless otherwise specified). At the adjourned meeting, any number of shareholders present in person or by proxy constitutes a quorum, unless otherwise required by applicable law or our Amended and Restated Articles of Association.

•
Private Placements and Dilutive Events. We follow Israeli corporate governance practices regarding private placements rather than the NYSE American requirements to obtain shareholder approval for certain dilutive events. Under NYSE American Sections 711-713, shareholder approval is generally required for issuances that (i) result in a change of control, (ii) involve the issuance of 20% or more of the company’s outstanding voting power or equity in non-public offerings, or (iii) are related to certain acquisitions of stock or assets of another company. In contrast, the Israeli Companies Law does not impose equivalent shareholder approval requirements for such transactions unless they constitute extraordinary transactions with controlling shareholders or other specific cases as defined under Israeli law.

•
Annual Shareholders Meeting. As opposed to the NYSE American Section 704, which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Israeli Companies Law, to hold an annual shareholders’ meeting each calendar year and within 15 months of the last annual shareholders meeting;

•
Director Nominations. As opposed to NYSE American Section 804(a) that mandates that the board of director nominations must be either selected, or recommended for the board’s selection, by either a Nominating Committee comprised solely of independent directors or by a majority of the independent directors and that a company must adopt a formal written charter or board resolution addressing the nominations process and such related matters, we are required, under the Israeli Companies Law and our A&R Articles of Association, with the exception of directors elected by our board of directors and external directors, to elect directors in an annual meeting of our shareholders (i) to hold office until the next annual meeting following their election or (ii) for a three-year term. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors; and

•
Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, rather than seeking approval for corporation actions in accordance with the NYSE American rules. In particular, under NYSE American Sections 711-713, shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. In contrast, under the Israeli Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Israeli Companies Law, a merger requires the approval of the shareholders of each of the merging companies.

Under the Israeli Companies Law, we will be permitted to create and issue shares having rights different from those attached to the Ordinary Shares. For a discussion of such different rights, see “Item 10. Additional Information — Memorandum and Articles of Association — Anti-takeover Measures under Israeli Law.” We may rely on additional foreign private issuer exemptions with respect to some or all of the other corporate governance rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.  INSIDER TRADING POLICIES

We have an insider trading policy governing the purchase, sale and other transactions in our securities that applies to our directors, senior management, employees, and other covered persons, including immediate family members and entities controlled by any of the foregoing persons.

The insider trading policy prohibits, among other things, insider trading and certain speculative transactions in our securities (including short sales, buying put and selling call options and other hedging or derivative transactions in our securities) and establishes a regular blackout period schedule during which directors, senior management, employees, and other covered persons may not trade in our securities, as well as certain pre-clearance procedures that directors and senior management must observe prior to effecting any transaction in our securities.

We believe that the insider trading policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. A copy of the insider trading policy is filed as Exhibit 11 to this Annual Report.

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

As described in more detail under the heading “Governance,” the board of directors’ oversight of cybersecurity risk management is supported by the Risk Management Team, or RMT, which regularly interacts with it and with Mr. Assi Levi, our Director of IT, other members of management and relevant management committees.

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

Our Director of IT oversees compliance of out information security standards and mitigation of risks. He works in coordination with the RMT, which includes our CFO, COO, and CFO, and collaboratively across the Company to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with our incident response and recovery plans. Mr. Levi has been our Director of IT since January 2013.

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

4.4†
Common Equity Purchase Agreement, dated as of March 8, 2022, by and among SatixFy and CF Principal Investments LLC (incorporated by reference to Exhibit 10.6 to SatixFy Communications Ltd.’s Form F-4 filed with the SEC on September 21, 2022, as amended).

4.6†
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

4.9
Consent, Waiver and Third Amendment to the Credit Agreement, dated as of June 2, 2023, by and among SatixFy, Wilmington Savings Fund Society, FSB, as administrative agent and the lenders thereunder (incorporated by reference to Exhibit 99.4 to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on September 5, 2023).

4.10
Consent, Waiver and Fourth Amendment to the Credit Agreement, dated as of October 31, 2023, by and among SatixFy, Wilmington Savings Fund Society, FSB, as administrative agent and the lenders thereunder (incorporated by reference to Exhibit 4.7 to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on November 1, 2023).

4.11
Consent, Waiver and Fifth Amendment to the Credit Agreement, dated as of October 31, 2023, by and among SatixFy, Wilmington Savings Fund Society, FSB, as administrative agent and the lenders thereunder (incorporated by reference to Exhibit 4.1 to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on November 1, 2023).

4.12
Consent, Waiver and Sixth Amendment to the Credit Agreement, dated as of April 1, 2025, by and among SatixFy, Wilmington Savings Fund Society, FSB, as administrative agent and the lenders thereunder (incorporated by reference to Exhibit 99.3 to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on April 1, 2025).

4.13†
Security Agreement, dated as of February 1, 2022, by and among SatixFy, the grantors party thereto and Wilmington Savings Fund Society, FSB, as collateral agent (incorporated by reference to Exhibit 10.11 to SatixFy Communications Ltd.’s Form F-4 filed with the SEC on September 21, 2022, as amended).

4.14
Warrant Letter Agreement, dated as of January 12, 2023, by and among SatixFy, Endurance Antarctica Partners, LLC and Cantor Fitzgerald and Co (incorporated by reference to Exhibit 10.18 to SatixFy Communications Ltd.’s Form F-1/A filed with the SEC on January 19, 2023).

4.15
Share Purchase Agreement, dated August 30, 2023, by and among SatixFy Space Systems UK Ltd., a wholly-owned subsidiary of SatixFy Communications Ltd., and MDA Space and Robotics Limited, an affiliate of MDA Ltd. (incorporated by reference to Exhibit 4.1 to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on August 31, 2023).

4.16
Non-Competition Agreement, dated October 31, 2023, by and among SatixFy Space Systems UK Ltd., a wholly-owned subsidiary of SatixFy Communications Ltd., and MDA Space and Robotics Limited, an affiliate of MDA Ltd. (incorporated by reference to Exhibit 4.1 to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on November 1, 2023).

4.17
Master Purchase Agreement, dated October 31, 2023, between Macdonald, Dettwiler and Associates Corporation and SatixFy Communications Ltd. (incorporated by reference to Exhibit 4.2 to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on November 1, 2023).

4.18
First Amendment to Master Purchase Agreement, dated October 17, 2024, between Macdonald, Dettwiler and Associates Corporation and SatixFy Communications Ltd. (incorporated by reference to Exhibit 10.1 to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on October 23, 2024).

4.19*	Second Amendment to Master Purchase Agreement, dated March 13, 2025, between Macdonald, Dettwiler and Associates Corporation and SatixFy Communications Ltd.

4.20%	Third Amendment to Master Purchase Agreement, dated April 1, 2025, between Macdonald, Dettwiler and Associates Corporation and SatixFy Communications Ltd. (incorporated by reference to Exhibit 99.4 to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on April 1, 2025)

4.21
License Agreement, dated October 31, 2023, among MacDonald Dettwiler and Associates Corporation, Satixfy UK Limited and Satixfy Israel Ltd. (incorporated by reference to Exhibit 4.3 to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on November 1, 2023).

4.22
Investor Rights Agreement, dated October 31, 2023, between SatixFy Communications Ltd. and MDA Ltd. (incorporated by reference to Exhibit 4.4 to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on November 1, 2023).

4.23
Three-Party Escrow Service Agreement, dated October 31, 2023, by and among SatixFy UK Limited, MacDonald Dettwiler and Associates Corporation and ESOP Trust Management and Company Ltd. (incorporated by reference to Exhibit 4.5 to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on November 1, 2023).

4.24
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

4.25	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.8 to SatixFy Communications Ltd.’s Form F-4 filed with the SEC on September 21, 2022, as amended).

4.26	SatixFy Communications Ltd. Compensation Policy (incorporated by reference to Exhibit 10.9 to SatixFy Communications Ltd.’s Form F-4 filed with the SEC on September 16, 2022, as amended).

4.27	2020 Share Award Plan (incorporated by reference to Exhibit 10.12 to SatixFy Communications Ltd.’s Form F-4 filed with the SEC on September 16, 2022, as amended).

4.28
Sales Agreement, dated July 29, 2024, by and between SatixFy Communications Ltd., and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on July 29, 2024).

4.29
Employment Contract, dated June 1, 2023, by and between SatixFy UK Limited and Nir Barkan (incorporated by reference to Exhibit 4.24 to SatixFy Communication Ltd.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2024).

4.30%
Agreement and Plan of Merger, date April 1, 20025, by and among the Company, MDA Space Ltd., MANTISRAEL OPERATIONS 1 Ltd. and MANTISRAEL OPERATIONS 2 Ltd. (incorporated by reference to Exhibit 99.1 to SatixFy Communications Ltd.’s Report on Form 6-K filed with the SEC on April 1, 2025).

8.1
List of Subsidiaries of Satixfy (incorporated by reference to Exhibit 8.1 to SatixFy Communication Ltd.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2024).

11.1*	Insider Trading Policy.

12.1*	Certification by the Acting Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Interim Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Acting Chief Executive Officer and the Interim Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Interim Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

97.1
NYSE Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to SatixFy Communication Ltd.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2024).

101
The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2024, formatted in Inline XBRL: (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Comprehensive Loss, (iii) Consolidated Statements of Shareholders’ Deficit, (iv) Consolidated Statements of Cash Flows and (v) Notes to the Consolidated Financial Statements.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

†  Certain schedules and/or exhibits to this Exhibit have been omitted in accordance with the instructions to Item 19 of Form 20-F. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the Securities and Exchange Commission or its staff upon request.

% Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. An unredacted copy of the exhibit will be furnished supplementally to the Securities and Exchange Commission or its staff upon request.

* Filed herewith.

** Furnished herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SATIXFY COMMUNICATIONS LTD

	By:	/s/ Nir Barkan
Name: Nir Barkan
Title: Chief Executive Officer

	By:	/s/ Oren Harari
Name: Oren Harari
Title: Interim Chief Financial Officer

Date: April 1 , 2025

SATIXFY COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2024

SATIXFY COMMUNICATIONS LTD.

The amounts are stated in thousands of USD, except for earning per share (“EPS”) data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and stockholders of SatixFy Communications Ltd.
Rehovot, Israel

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Satixfy Communications Ltd. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, changes in shareholders' deficit, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations (collectively “IFRS”).

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1d to the consolidated financial statements, the Company incurred losses from operations since its inception, and as of December 31, 2024, the Company has an accumulated deficit of $557 million of which $45.7 million was derived during 2024. In addition, a working capital deficit of $32 million, a negative operational cash flow of $17.7 million and have a net debt of $68 million due within twelve months from the date of signing these financial statements which the Company, under current circumstances, does not have the resources to repay. These factors raise a substantial doubt about the Company’s ability to continue as a going concern. The management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1d. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

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

March __, 2025
Tel Aviv, Israel

SATIXFY COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of USD)

		As of December 31,
		2024	2023
	Note	In USD thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	14	14,433	13,979
Trade accounts receivable		3,905	2,260
Contract assets	4	1,486	4,091
Prepaid expenses and other		2,570	2,332
Government departments and agencies receivables		5,888	3,076
Related parties	13	46	75
Promissory notes	3	-	20,000
Inventory	5	1,279	1,475
Total current assets		29,607	47,288

NON-CURRENT ASSETS:
Right-of-use assets, net	6	1,679	2,235
Property, plant and equipment, net	8	2,284	1,420
Investment in Jet Talk Limited (“Jet Talk”)	7	1,518	1,551
Long term deposits		186	208
Other long-term receivables	3	-	2,000
Total non-current assets		5,667	7,414

TOTAL ASSETS		35,274	54,702

March -- 2025
Date of approval of the financial statements	Nir Barkan Acting CEO	Oren Harari Interim CFO	Yoav Leibovitch Chairman of Board

The accompanying notes are an integral part of the consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of USD)

		As of December 31,
		2024	2023
	Note	In USD thousands
LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Trade payables		3,121	1,378
Contract liabilities	9	186	1,720
European Space Agency (“ESA”) advance payments	18(a)	1,264	3,842
Prepayment from Customer		8,381	3,858
Advanced payments from MDA Ltd. (“MDA”) against future orders	3	39,296	28,138
Lease liabilities	6	786	639
Other accounts payable and accrued expenses	10	8,340	9,704
Related parties	13	616	740
Total current liabilities		61,990	50,019

NON-CURRENT LIABILITIES:
Long term loans from financial institutions, net	12	67,691	59,792
Lease liabilities	6	1,392	2,067
Derivatives instruments liabilities	14	5,719	114
Other long-term liabilities	15	774	1,496
Total non-current liabilities		75,576	63,469

SHAREHOLDERS’ DEFICIT:	17
Share capital		-	-
Share premium		453,252	451, 093
Capital reserves		1,444	1,444
Accumulated deficit		(556,988)	(511,323)
Total shareholders’ deficit		(102,292)	(58,786)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		35,274	54,702

The accompanying notes are an integral part of the financial statements.

SATIXFY COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of USD)

		For the year ended December 31,
		2024	2023	2022
	Note	In USD thousands except for EPS data

Revenues:	19
Development services and preproduction		13,107	8,249	10,081
Sale of products		7,541	2,481	545
Total revenues		20,648	10,730	10,626

Cost of sales and services:	20
Development services and preproduction		6,153	4,930	4,166
Sale of products		2,168	1,008	332
Total cost of sales and services		8,321	5,938	4,498

Gross profit		12,327	4,792	6,128

Research and development expenses, net	21	22,221	29,126	16,842
Selling and marketing expenses	22	2,070	2,866	2,335
General and administrative expenses	23	10,825	14,561	9,249
Loss from operations		(22,789)	(41,761)	(22,298)

Finance income		266	83	17
Finance expenses		(17,504)	(12,129)	(9,919)
Derivatives revaluation	14	(5,605)	(17,217)	(37,377)
Other income	3	-	41,657	5,474
Listing expenses		-	-	(333,326)
Company's share in the loss of a company accounted by equity method, net	7	(33)	(226)	(360)
Loss before income taxes		(45,665)	(29,593)	(397,789)
Tax expenses	24	-	(122)	-
Loss for the period		(45,665)	(29,715)	(397,789)

Other comprehensive income (loss) net of tax:
Items that will or may be reclassified to profit or loss:
Exchange gain (loss) arising on translation of foreign operations		-	(609)	3,272
Total comprehensive loss for the period		(45,665)	(30,324)	(394,517)

Basic and diluted loss per share (in dollars)	25	(0.54)	(0.37)	(13.25)
Basic and diluted weighted average common shares outstanding (quantity)		83,777	80,975	30,031

The accompanying notes are an integral part of the financial statements.

SATIXFY COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(in thousands of USD)

For the year ended December 31, 2024

	Ordinary shares	Preferred shares A	Preferred shares B	Preferred shares C	Share capital	Share premium	Accumulated deficit	Capital reserves	Total
	Number of shares				In USD thousand

Balance as of January 1, 2024	83,114,193	-	-	-	-	451,093	(511,323)	1,444	(58,786)

Shares issued to employees	2,558,281	-	-	-	-	-	-	-	-
Share based payments	-	-	-	-	-	2,159	-	-	2,159
Comprehensive loss for the year	-	-	-	-	-	-	(45,665)	-	(45,665)
Balance as of December 31, 2024	85,672,474	-	-	-	-	453,252	(556,988)	1,444	(102,292)

SATIXFY COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(in thousands of USD)

For the year ended December 31, 2023

	Ordinary shares	Preferred shares A	Preferred shares B	Preferred shares C	Share capital	Share premium	Accumulated deficit	Capital reserves	Total
	Number of shares				In USD thousand

Balance as of January 1, 2023	80,672,674	-	-	-	-	446,488	(481,608)	3,498	(31,622)

Shares issued to employees	940,953	-	-	-	-	27	-	-	27
Shares issued to financial institutions	1,500,566	-	-	-	-	1,628	-	-	1,628
Share based payments	-	-	-	-	-	2,950	-	-	2,950
Comprehensive loss for the year	-	-	-	-	-	-	(29,715)	(609)	(30,324)
Currency translation reserve realization due the sale of Satixfy Space Systems UK Ltd.	-	-	-	-	-	-	-	(1,445)	(1,445)
Balance as of December 31, 2023	83,114,193	-	-	-	-	451,093	(511,323)	1,444	(58,786)

SATIXFY COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(in thousands of USD)

For the year ended December 31, 2022

	Ordinary shares	Preferred shares A	Preferred shares B	Preferred shares C	Share capital	Share premium	Accumulated deficit	Capital reserves	Total
	Number of shares				In USD thousand

Balance as of January 1, 2022	18,783,168	7,638,647	4,999,651	895,710	4	46,203	(83,819)	226	(37,386)

Exercise of employee's options	236,446	-	-	-	-	101	-	-	101
Shares issued to financial institutions	846,432	-	-	-	-	1,978	-	-	1,978
Warrant exercised	-	-	57,660	860,802	-	5,399	-	-	5,399
Share based payments	-	-	-	-	-	570	-	-	570
Issuance of shares following SPAC transaction- (see Note 1)	56,647,836	(7,638,647)	(5,057,311)	(1,756,512)	(4)	339,858	-	-	339,854
SPAC exercise of warrants	2,553,692	-	-	-	-	2,381	-	-	2,381
Issuing shares as part of the OTC Equity Prepaid Forward Transaction (“FPA”)	1,605,100	-	-	-	-	49,998	-	-	49,998
Comprehensive loss for the year	-	-	-	-	-	-	(397,789)	3,272	(394,517)
Balance as of December 31, 2022	80,672,674	-	-	-	-	446,488	(481,608)	3,498	(31,622)

SATIXFY COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of USD)

	For the year ended December 31
	2024	2023	2022
Cash flows from operating activities:
Loss for the year	(45,665)	(29,715)	(397,789)
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	1,050	1,245	1,162
Company's share in the loss of a company accounted by equity method, net	33	226	360
Finance expenses on loans	7,919	6,613	5,211
Change in the fair value of derivatives	5,605	17,227	37,374
Share based payments	2,159	2,950	570
Adjustment to Loss due to SPAC transaction	-	-	332,272
Increase in trade accounts receivable	(1,645)	(885)	(587)
Decrease in contract assets	2,605	1,220	537
Decrease (increase) in inventory	196	(644)	(146)
Decrease (increase) in other current assets	(1,025)	3,508	(7,007)
Increase (decrease) in trade payables	1,743	(75)	(6,236)
Decrease in ESA prepayments	(2,578)	(1,268)	(7,609)
Decrease in other accounts payable and accrued expenses	(3,023)	(2,601)	(1,571)
Increase in prepayments from customers	4,523	682	2,936
Increase in prepayments from MDA (see Note 3)	11,158	18,139	8,875
Increase (Decrease) in liability for royalties payable	(722)	100	168
Agreement with MDA (see Note 3)	-	(41,657)	-
Increase in other long-term liabilities	-	300	-
Net cash used in operating activities	(17,667)	(24,635)	(31,480)
Cash flows from investing activities
Decrease (increase) in long-term bank deposit	23	(7)	(11)
Proceeds from selling a subsidiary (see Appendix C)	-	17,583	-
Proceeds from promissory notes	20,000	-	-
Purchase of property, plant and equipment	(1,258)	(235)	(571)
Net cash provided (used in) investing activities	18,765	17,341	(582)
Cash flows from financing activities
Receipt of long-term loans from a financial institution	-	-	52,837
Repayment of loan to shareholder	-	-	(5,000)
Repayment of loans from banks	-	-	(13,818)
Repayment of royalty liability	-	(11)	(429)
Payments of lease liabilities	(597)	(927)	(1,029)
Issuance of shares- SPAC transactions	-	-	1,362
Option exercises to shares by employees	2	26	100
Exercise of warrants, net	-	-	6,500
Issuance of shares to FPA (see Note 16)	-	10,026	-
Net cash provided by financing activities	(595)	9,114	40,523
Increase in cash and cash equivalents	503	1,820	8,461
Cash and cash equivalents balance at the beginning of the year	13,979	11,934	3,854
Effect of changes in foreign exchange rates on cash and cash equivalents	(49)	225	(381)
Cash and cash equivalents balance at the end of the year	14,433	13,979	11,934

SATIXFY COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of USD)

	For the year ended December 31
	2024	2023	2022

Appendix A – Cash paid and received during the year for:

Interest paid	2,307	1,241	921

Appendix B – Non Cash transactions during the year for:

Purchase of fixed Assets in credit	-	-	319
Issuance of shares against liability	-	-	49,998
Issuance of shares against loan	-	1,628	1,978
Issuance of shares against warrants	-	-	1,280

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

The accompanying notes are an integral part of the financial statements

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 1 - GENERAL:

a.
Satixfy Communications Ltd. (hereinafter: the "Company") was originally incorporated in Hong Kong as Satixfy Limited in 2012 and in 2020 was reorganized and re-incorporated in Israel as a private limited company with registered address at 12 Hamada St. Rehovot, Israel, in accordance with the provisions of the Israeli Companies Law 5759-1999, as amended with the approval from the Israeli Tax Authorities for tax exemption in accordance with the provisions of section 104B (f) of the Income Tax Ordinance (New Version), 5721-1961.

b.
On April 1, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”)  with MDA Space and Robotics Limited (“MDA Space”), and its two wholly owned subsidiaries, pursuant to which the company will undergo a two-step merger transaction, which upon completion, the company will be the surviving entity and become an indirect wholly owned subsidiary of MDA Space (the “Merger”). The Merger consideration will consist of cash in the amount of $2.10 representing an equity value of approximately $192 million for each ordinary share, no par value (“Ordinary Shares”) held (see Note 26(a)).

c.	The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

d.
As of December 31, 2024, the Company had accumulated losses of $557 million, of which $45.7 million was derived during 2024, a working capital deficit of $32 million a negative operational cash flow of $17.7 million and has a net debt of $68 million due within 12 months from the date of signing these financial statements which the Company, under current circumstances, does not have the resources to repay, unless restructured, and will require additional funding to maintain the Company’s ongoing operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

e.
On July 29, 2024, the Company entered into a Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, Ordinary Shares in an “at-the-market” offering, for an aggregate offering price of up to $7,145. The Company will pay the Sales Agent a commission equal to 3.0% of the gross sales price per share sold pursuant to the terms of the Sales Agreement. The Company is not obligated to sell any Ordinary Shares under the Sales Agreement and no assurance can be given that the Company will sell any Ordinary Shares under such agreement, or, if it does, as to the price or number of such shares that the Company sell or the dates on which any such sales will take place.

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

g.
The Business Combination:

On March 8, 2022, the Company and one of its subsidiaries, SatixFy MS, which was incorporated in 2022 for that purpose, entered into the Business Combination Agreement with Endurance Acquisition Corp. (“Endurance”). Under the Business Combination Agreement, SatixFy MS merged into Endurance, with Endurance continuing as the surviving company and becoming the Company’s direct, subsidiary. The Business Combination Agreement, as amended, and the related transactions (the "Business Combination") were completed on October 27, 2022 (the “Closing”).

As a result of the Business Combination, the Company recorded a gross increase in cash of $20 million and had $18.7 million expenses in cash related to the Business Combination.

The Business Combination was accounted for as a capital reorganization, with no goodwill or other intangible assets recorded, in accordance with IFRS 3, Business Combination. The Company is the accounting acquirer and the Ordinary Shares were registered under the U.S. Securities Exchange Act of 1934, as amended, and listed on the NYSE American, LLC (“NYSE”). Concurrently with the execution of the Business Combination Agreement, the Company entered into the Equity Line of Credit with CF Principal Investments LLC, an affiliate of Cantor Fitzgerald & Co. (“CF”), pursuant to which the Company may issue and sell to CF, from time to time and subject to the conditions in the related purchase agreement, up to an aggregate amount of $77.25 million of the Ordinary Shares for aggregate gross proceeds to the Company of up to $75 million after deducting the applicable purchase price discount on sales to CF thereunder.

In addition, the Company entered into the Forward Purchase Transaction ("FPA")  with Vellar Opportunity Fund SPV LLC – Series 7 (“Vellar”) and ACM ARRT G LLC (“ACM”), which was terminated on October 31, 2023 (“Vellar”, and together with ACM, the “Seller”) (see Note 16).

As part of the Business Combination Agreement, the Company has also issued different derivatives (see Note 14).

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 1 - GENERAL (CONT.):

h.
The Company and its subsidiaries are engaged in the development and marketing of integrated circuit products for specific applications, antennas and terminals used for satellite communications. The Company has developed a new generation of integrated silicon chips for modems and antennas based on its own proprietary technology and provides end-to-end solutions for the satellite communications industry, including terminals, payload subsystems and hubs.  The Company develops its advanced chips (application specific integrated circuit chips and radio frequency integrated circuit) based on technology designed to meet a variety of applications and services, such as broadband aviation, internet of things (IOT), mobility and maritime, and operating on geostationary, low earth orbit and medium earth orbit satellites. The Company’s technology includes electronically steered antenna arrays, forming and design of digital beams, beam hopping, on-board processing payload chips and software-defined radio modem chips. Jet Talk is engaged in the development and marketing of a unique antenna for in-flight-connectivity passenger aircraft and computers that receive broadband video transmissions from satellites.

i.
The Company operates primarily through four wholly owned subsidiaries: SatixFy Israel Ltd., SatixFy UK Limited (“SatixFy UK”), SatixFy Bulgaria Eood (“SatixFy Bulgaria”) and SatixFy US LLC and until October 2023 SatixFy Space Systems UK Ltd. (hereinafter: “SSS”) (which was sold in October 2023 to MDA, see Note 3) (collectively together with Company, the "Group"), all of which have been consolidated in these consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 1 - GENERAL (CONT.):

Name	Holding percentage as of December 31,		Held By	Country of incorporation
	2024	2023

SatixFy Israel Ltd.	100%	100%	the Company	Israel
SatixFy UK	100%	100%	the Company	England and Wales
SatixFy Bulgaria	100%	100%	SatixFy UK	Bulgaria
SatixFy US LLC	100%	100%	the Company	USA
Endurance	100%	100%	the Company	Cayman Islands

In addition, the Company's holds 51% of the shares of the following entity (see also Note 7):

Name	Holding percentage as of December 31,		Held By	Country of incorporation
	2024	2023
Jet Talk	51%	51%	SatixFy UK	UK

j.
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

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 1 - GENERAL (CONT.):

k.
Israel - Hamas War:

The Company is incorporated under the laws of the State of Israel, and the principal offices are located in Israel. Accordingly, political, economic, and geo-political instability in Israel may affect the Company’s business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely the Company’s operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm the Company’s operations and solution development and cause any future sales to decrease.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthis terrorist group which controls parts of Yemen, and Iran. While none of the Company’s supply chains have been impacted since the war broke out on October 7, 2023, the ongoing war may create supply and demand irregularities in Israel’s economy in general or lead to macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on the Company and its ability to effectively conduct the Company’s operations. Moreover, the Company cannot predict how this war will ultimately affect Israel’s economy in general, which may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”).

In connection with the Israeli security cabinet’s declaration of war against Hamas and currently occurring hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Five of the Company’s employees, none of whom are members of management, have been called to active military duty since October 7, 2023.

Some of these employees have since returned, but there can be no assurance that they will not be called to military service again. In addition, the Company relies on service providers located in Israel and its employees or employees of such service providers may be called for service in the current or future wars or other armed conflicts with Hamas and such persons may be absent from their positions for a period of time.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 1 - GENERAL (CONT.):

k.
Israel - Hamas War (cont):

As of April 1, 2025, any impact as a result of the number of absences of the Company’s personnel and personnel at the Company’s service providers or counterparties located in Israel has been manageable. However, military service call ups that result in absences of personnel from the Company’s service providers or contractual counterparties in Israel may disrupt the Company’s operations and absences for an extended period of time may materially and adversely affect the Company’s business, prospects, financial condition and results of operations.

Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank or the Houthis in Yemen, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect the Company’s operations and results of operations. The Company’s commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover the Company’s potential damages. Any losses or damages incurred by the Company could have a material adverse effect on its business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm the Company’s results of operations.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies used in the preparation of the financial statements, on a consistent basis, are:

A.
Basis of preparation:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and Interpretations. The financial statements have been prepared under the historical cost convention except for certain financial liabilities which are measured at fair value until conversion. The Company has elected to present the consolidated statements of comprehensive loss using the function of expense method.

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

Revenue recognition from Development of Services – Revenue from development services is recognized using the percentage of completion method by comparing project expenses to its budgeted amounts to determine the percentage of work completed. The progress towards the fulfilment of the Company's performance obligations is calculated using methods based on outputs such as a performance survey completed as of any given date. Revenue is then recognized based on this completion percentage.

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

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

D.
Foreign currency:

The consolidated financial statements are prepared in U.S. dollars (which is the functional and reporting currency of the Company). Transactions and balances in foreign currencies are converted into U.S. dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 "The Effects of Changes in Foreign Exchange Rates". Accordingly, transactions and balances have been converted as follows:

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

Foreign operations:

On consolidation, the results of foreign operations are translated into U.S. dollars at exchange rates ruling when the transactions took place. All assets and liabilities of foreign operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date.  Exchange rate differences arising on translating the opening net assets at opening rate and the results of foreign operations at actual rate of exchange are recognized in other comprehensive income and accumulated in the foreign exchange reserve. Exchange differences recognized in profit or loss in the Group entities' separate financial statements on the translation of long-term monetary items forming part of the Group's net investment in the foreign operation concerned are reclassified to other comprehensive income and accumulated in the foreign exchange reserve on consolidation.

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

Change in Subsidiary’s functional currency

In 2024, the Company noted that following the sale of SSS, the weight of Satixfy UK’s U.S. dollars revenues and expenses is expected to significantly increase. Also, the volume of intra-group transactions with SatixFy UK is expected to increase, and SatixFy UK started retaining most of its cash in U.S. dollars bank accounts. As a result, the Company re-evaluated the functional currency of SatixFy UK and determined that a change in its functional currency from British Pound (“GBP”) to U.S. dollars was appropriate. The change in functional currency for SatixFy UK has been applied prospectively, and exchange differences arising from the translation of a foreign operation in other comprehensive income were not reclassified from equity to profit or loss. From January 1, 2024, the Company ceased translating SatixFy UK’s assets and liabilities to its own functional currency. Accordingly, all transactions in GBP were accounted as foreign currency transactions. There Company examined the impact of that change and found that there was no material impact on both consolidated net loss and other comprehensive income (loss) utilizing U.S. dollars as the functional currency of SatixFy UK as of December 31, 2024, compared to the related impact if the functional currency of SatixFy UK would have remained GBP.

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

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

H.	Research and development costs (Cont):

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

Lease liabilities:

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option that is reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period during which the event or condition that triggers the payment occurs.

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

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

K.	Transactions with related parties (Cont.):

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
Israel Innovation Authority grants:

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

Financial liability: Receipts in respect of warrants for the purchase of shares of the Company, which give the holder the right to purchase a fixed number of ordinary shares in exchange for a variable amount, including when the exercise of the warrants is linked to any index or foreign currency, are classified as liabilities (see also Note 14).

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

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Q.	Financial instruments (Cont.):

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

R.	Financial instruments: Financial liabilities: The Company's accounting policy for its financial liabilities is as follows:

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

De-recognition:

●
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

S.
Issue of a unit of financial instruments:

The issue of a unit of financial instruments like financial liability (e.g., a loan) and free-standing derivative (e.g. warrants) involves the allocation of the proceeds received (before issue expenses) to the instruments issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined by financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

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

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

U.	Impairment of non-financial assets (Cont):

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

W.
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

X.
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

The assets’ residual values, depreciation rates, and depreciation methods are reviewed, and adjusted if appropriate, at the end of the reporting period year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount.

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

The Company evaluates the products and services committed in each contract in order to determine whether the contract includes a commitment or performance obligation. The Company treats goods or services as a separate performance obligation if they can be distinguished and the commitment to deliver the same goods or services is identifiable separately from other commitments in the contract. One of the Company's contracts includes a commitment to license the Company's intellectual property together with ancillary specialized services that are generally indistinguishable from each other because they are interdependent and closely related.

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

The Company presents a contract liability (deferred income) when cash payments are received or are due for payment before the Company's performance subject to the contract, including amounts that are repayable. A right to consideration is presented as an asset only when it is not conditional (i.e., when only a lapse of time is required before the due date of the consideration arrives). When the Company delivers goods or services before the customer pays any consideration or before payment’s due date, the Company records it as a contractual asset, which is presented as part of other receivables.

AA.
Reverse Merger:

The Business Combination has been accounted for as a capital reorganization. Under this method of accounting, Endurance was treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of the Company issuing shares in the Business Combination for the net assets of Endurance as of the Closing, accompanied by a recapitalization. The net assets of Endurance are stated at historical cost, with no goodwill or other intangible assets recorded.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

AA.	Reverse Merger (cont.):
The Company determined that it was the accounting acquirer based on evaluation of the following facts and circumstances:

•	the Company’s existing shareholders have the greatest voting interest in the combined entity.

•	the Company’s directors represent the majority of the board of directors of the combined company following the consummation of the Business Combination.

•	the Company’s senior management were the senior management of the combined company following the consummation of the Business Combination.

•	the Company’s is the larger entity based on historical operating activity and its employee base.

The Business Combination, which is not within the scope of  IFRS 3 since Endurance does not meet the definition of a business in accordance with IFRS 3, was accounted for within the scope of IFRS 2. Any excess of fair value of the Ordinary Shares issued over the fair value of Endurance’s identifiable net assets acquired represented compensation for the service of a stock exchange listing for its shares and was expensed as incurred.

According to the International Financial Reporting Interpretations Committee’s (“IFRIC”) final agenda decision from October 2022, an accounting policy that results in allocating all the warrants issued to the acquisition of the stock exchange listing service solely to avoid the warrants being classified as financial liabilities applying IAS 32 would not give rise to a relevant and reliable accounting policy, it was suggested that an entity could allocate the shares and warrants to the acquisition of cash and other financial assets and the stock exchange listing service on the basis of the relative fair values of the instruments issued. Under this allocation method:

•	Warrants and Price Adjustments Shares ("PAS") in the scope of IFRS 2 will be classified as equity, as they are considered equity-settled share-based payment.

•	Warrants and PAS in the scope of IAS 32 will be classified as financial liabilities, as they fail the fixed-for-fixed requirement.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

AB.
Changes in accounting policies:

Several amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards:

New IFRS adopted in the period

The following amendments are effective for the period beginning January 1, 2024:

a.
Supplier Finance Arrangements (Amendments to IAS 7 & IFRS 7): These amendments have no effect on the measurement or presentation of any items in the Interim Condensed Consolidated Financial Statements of the Company but affect the disclosure of accounting policies of the Company.

b.	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16): These amendments had no material effect on the Interim Condensed Consolidated Financial Statements of the Company.

c.	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1): These amendments had no material effect on the Interim Condensed Consolidated Financial Statements of the Company.

New IFRS not yet effective

On April 9, 2024, the International Accounting Standards Board published IFRS 18, “Presentation and Disclosure in Financial Statements,” which replaces IAS 1, “Presentation of Financial Statements” and is mandatorily effective for annual reporting periods beginning on or after January 1, 2027; the main changes are aggregation and disaggregation of information including the introduction of overall principles for how information should be aggregated and disaggregated in financial statements. Aggregation and disaggregation of information including the introduction of overall principles for how information should be aggregated and disaggregated in financial statements. disclosures related to management defined performance measures.

The Company is currently assessing the impact of IFRS 18 on the financial statements, but at this stage it is unable to estimate such an impact. The effect of the new standard, however it may be, will only affect matters of presentation and disclosure.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 3 – MDA AGREEMENT:

In August 2023, the Company announced a $60 million transaction with MDA, a leading provider of advanced technology and services to the rapidly expanding global space industry (the “MDA Agreement”). The MDA Agreement establishes cooperation between the Company and MDA to utilize the Company’s digital payload chip-based technology to advanced digital satellite payloads. The Company has decided to focus its space business on being a technology provider to satellite payload design companies offering its unique digital multi beam forming and beam-hopping on-board-processing radiation hardening chipsets (see also Note 1(e)).

The MDA Agreement is a combination of a $40 million share purchase agreement selling the Company’s holdings in  SSS to MDA, as well as an additional $20 million in advanced payments under new commercial agreements which includes the previous $10 million advanced payment made in June 2023 to be applied to future orders of space grade chips. SSS was the Company’s satellite payload subsidiary expert in the development of digital satellite payloads systems and subsystems, including digital beam forming antennas and on-board processing digital payloads. In October 2023, the Company announced the completion of the MDA Agreement.

In connection with the closing of the MDA Agreement, the Company and/ or certain of its affiliates, entered into certain agreements with MDA and/ or certain of its affiliates as contemplated by the MDA Agreement and described including but not limited to a Non-Compete Agreement, Master Purchase Agreement, Investor Rights Agreement, License Agreement and Escrow Service Agreements.

The $40 million consideration as part of the Share Purchase Agreement is comprised of $37 million Promissory Notes which were paid to the Company in consideration for the shares of SSS, of which, $1 million was paid at closing while the remaining $2 million to be received after eighteen month from closing upon satisfaction of the provided reps and warranties by the Company.

The Promissory Notes are settled as follows: $17 million were paid at closing in October 2023 and the remaining $20 million were paid over seven monthly instalments during the year 2024 of $2.85 million each, with the last payment made in July 2024.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 3 - MDA AGREEMENT (CONT.):

As part of the MDA Agreements, SatixFy UK and MDA entered into a Master Purchase Agreement (the “Master Purchase Agreement”) at the closing, providing for the terms of orders of the Company’s space grade chips, including certain prepayment, exclusivity and preferred pricing terms in respect of such chips for MDA.

The Master Purchase Agreement is a continuation of a Pricing and Pre-Purchase Agreement entered into on January 27, 2022 between the Company and MDA (“the Pre-Purchase Agreement”), under which MDA has already paid $10 million as was amended in June and September 2023 according to which MDA paid an additional $15 million and the remaining $5 million were paid during 2024 (“Pre-Purchase Amount”).

Under the Master Purchase Agreement, in the event that MDA determines that it no longer requires the Company's product, or that it does not purchase product having an aggregate purchase price equal to the Pre-Purchase Amount by the date that is 48 months from the date that the Pre-Purchase Agreement was originally executed by the Parties, or that MDA terminates the agreement – the Company will pay MDA any positive difference between the Pre-Purchase Amount and the aggregate purchase price of the products purchased and accepted by MDA, together with 12% interest per annum, applied from the date of the  receipt by the company of each respective installments of funds comprising the refunded amount. As the Company does not have an unconditional right to avoid delivering cash to MDA, the Pre-Purchase Amount was accounted for as a financial liability and accumulated interest.

On October 17, 2024, the Master Purchase agreement was amended Amendment No. 1 to add $3 million to the outstanding amount of the advanced payments under the Master Purchase Agreement.

On March 15, 2025 and April 1, 2025 the Master Purchase Agreement was further amended by Amendment No. 2 and Amendment No. 3 respectively (see Note 26)

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 4 - CONTRACT ASSETS:

	December 31, 2024	December 31, 2023
Balance at the beginning of the year	4,091	5,035
Revenue recognition in the period, net	-	643
Fulfilment through invoices issuance	(2,605)	(1,876)
Currency translation adjustments	-	289
Balance at the end of the year	$1,486	$4,091

NOTE 5 - INVENTORY:

Inventories are stated at the lower of cost or market, computed using the FIFO method.

Following is a breakdown of the Company’s inventory:

	December 31, 2024	December 31, 2023
Raw materials	$675	$1,397
Finished goods inventory	604	78
	$1,279	$1,475

NOTE 6 - LEASE LIABILITIES AND RIGHT OF USE ASSETS, NET:

The Company has lease agreements that include leases of buildings and vehicles that are used for the purpose of carrying out the Company's ongoing activities.

The lease agreements of the buildings are for a period of up to five years. While the lease agreements of the vehicles are up to three years.

The Company leases the offices of its corporate headquarters located in Rehovot, Israel. The lease for this office expires in May 2028. The Company also leases an office in the UK in Farnborough. The office in the UK serves as a research and development and operations centers. The lease agreement for the office of Farnborough expires in October 2026. The Company also leases an office in Sofia Bulgaria, where it employs its antenna development team. The lease agreement for the office in Bulgaria included two agreements which will expire in August 2026. The Company also leases an office in Pennsylvania USA that serves as a research and development center. The lease agreement for the office in Pennsylvania expires in September 2025.

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

b.	The following is a list of the carried values of the lease assets recognized and the transactions during the period:

	Buildings	Cars	Total
Cost
January 1, 2024	3,839	184	4,023
Value adjustment	48	4	52
December 31, 2024	3,887	188	4,075
Accumulated Depreciation
January 1, 2024	(1,718)	(70)	(1,788)
Additions	(545)	(63)	(608)
December 31, 2024	(2,263)	(133)	(2,396)

Net Book value December 31, 2024	1,624	55	1,679

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 6 - LEASE LIABILITIES AND RIGHT OF USE ASSETS (CONT.):

	Buildings	Cars	Total
Cost
January 1, 2023	4,918	155	5,073
Additions	662	103	765
Disposals- Sale of SSS	(1,741)	(74)	(1,815)
December 31, 2023	3,839	184	4,023
Accumulated Depreciation
January 1, 2023	(2,256)	(23)	(2,279)
Additions	(916)	(83)	(999)
Disposals- Sale of SSS	1,454	36	1,490
December 31, 2023	(1,718)	(70)	(1,788)

Net Book value December 31, 2023	2,121	114	2,235

c.	Details regarding lease transactions:

	For the year ended
	December 31, 2024	December 31, 2023
Interest expenses in respect of lease liabilities	282	337
Lease principal payments during the year	597	927

NOTE 7 - INVESTMENT IN JET-TALK:

In March 2018 Satixfy UK entered into a Joint Venture Agreement with ST Electronics (Satcom & Sensor Systems) Pte LTD ("STE") according to which STE invested $20 million in the joint venture while the SatixFy UK had committed to provide to Jet Talk  with future development services of a an electronically steerable Panel Antenna Array (“PAA”) and supporting modem, exclusive marketing rights for the commercial aviation market, technical skills, staff expertise, research and development (“R&D”) facilities and exclusive, royalty-free, world-wide, perpetual, non-transferable, irrevocable license to use and commercially exploit the Company's intellectual property for the purposes of development, production, sales and marketing of satellite antenna systems.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 7 - INVESTMENT IN JET-TALK (CONT.):

As part of the Company’s commitment to the future development services to Jet Talk, the Company signed two development agreements to provide an electronically steerable PAA and supporting modem for a total consideration of $13 million to be provided during 2018 through 2023.

Accordingly, the joint venture company, Jet Talk, was incorporated in England and Wale and is 51% held by the SatixFy UK and 49% held by STE. Jet Talk developed the industry’s first Aero in- flight-connectivity solution, delivering simultaneous high bit rate Internet and TV channels over current satellites.

Although the Company holds the majority of voting rights (51%), STE in fact participates in significant financial and operational decisions of Jet Talk made during the ordinary course of business including appointing a chief executive officer, directing R&D activities, directing marketing activities while utilizing its East Asia business connections and its control over the Company’s financing activity. In view of the analysis of the relevant activities of the investee and the examination of the Company's ability to direct these operations, the Company concluded that it has no influence over all of the investee’s most relevant operations and hence the Company has no control over the investee. Consequently, the investment in Jet Talk is accounted for in accordance with the equity method and assessed under IFRS 28, Investments in Associates and Joint Ventures.

	December 31, 2024	December 31, 2023	December 31, 2022
Net loss in Company share	65	442	705
Company's share in the loss of a company accounted by equity method, net	33	226	360

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT, NET:

Property, plant and equipment consist of the following as of December 31, 2024, and 2023:

	Computers	Leasehold improvements	Furniture	Machinery and Equipment	Total
Cost
January 1, 2024	1,192	533	352	1,055	3,132
Additions	1,074	106	-	78	1,258
December 31, 2024	2,266	639	352	1,133	4,390

Accumulated Depreciation
January 1, 2024	(987)	(290)	(191)	(244)	(1,712)
Additions	(141)	(95)	(35)	(123)	(394)
December 31, 2024	(1,128)	(385)	(226)	(367)	(2,106)

Net Book value December 31, 2024	1,138	254	126	766	2,284

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT, NET (CONT.):

	Computers	Leasehold improvements	Furniture	Machinery and Equipment	Total
Cost
January 1, 2023	1,092	600	347	1,043	3,082
Additions	113	52	5	65	235
Disposal -SSS sale	(13)	(119)	-	(53)	(185)
December 31, 2023	1,192	533	352	1,055	3,132

Accumulated Depreciation
January 1, 2023	(832)	(262)	(162)	(183)	(1,439)
Additions	(156)	(62)	(29)	(61)	(308)
Disposal -SSS sale	1	34	-	-	35
December 31, 2023	(987)	(290)	(191)	(244)	(1,712)

Net Book value December 31, 2023	205	243	161	811	1,420

Depreciation expenses totaled $394 and $308 the year ended December 31, 2024 and December 31, 2023, respectively.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 9 - CONTRACT LIABILITIES:

Contract liabilities fully reflect the remaining amount to be recognized for each cut-off period in respect of certain contracts with customers.

	December 31, 2024	December 31, 2023
Balance at the beginning of the year	1,720	622
Expenses (revenues) recognition in the period, net	(1,534)	819
Currency translation adjustments	-	279
Balance at the end of the year	$186	$1,720

NOTE 10 - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

	December 31, 2024	December 31, 2023
Liabilities in respect of employees, wages and institutions in respect of wages	3,846	2,584
Accrued expenses	1,241	6,862
Accrued interest of long-term bank loans (Note 12)	2,823	-
Liabilities to government institutions due to grants received	308	136
Tax accrual	122	122
	8,340	9,704

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

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 12 - LONG TERM LOANS FROM FINANCIAL INSTITUTIONS, NET:

On February 1, 2022, the Company entered into a $55 million Credit Agreement (the “2022 Credit Agreement" with affiliates of FP, with a repayment period of between 2.5 to 4 years depending on the Company completing a qualified public offering within 12 months of closing. The loan beard a yearly interest of 9.5% on the outstanding balance. In the event the Company will not complete a qualified public offering during the first year, then the interest rate shall increase by 100 basis points per year beginning in year 2 up to a maximum rate of 11.5% total. As long as the Company was private, there was an ability to Pay In Kind (“PIK”) 100% of interest in year 1, 75% of interest in year 2, and 50% of interest thereafter. Once the Company completes a qualified public offering, then 100% of interest is paid in cash thereafter. Until October 27, 2022 the PIK interest of $3,988 was added to the loan balance.

As consideration for the loan, the Company also issued to the lenders under the 2022 Credit Agreement 808,907 of its ordinary shares. Following the receipt of the proceeds from the loan, The Company repaid all of its existing borrowings in an amount of $19.1 million, including a $5.3 million loan from a shareholder and $13.8 million of loans from financial institutions. The Company attributed $50,073 (net of transaction costs) to the loan, based on its fair value. The remaining proceeds of $1.978 million (net of transaction costs) were attributed to the ordinary shares issued.  The fair value of the loan was estimated using a stochastic model incorporating the fair value of the Company and its ability to merge with a SPAC or enter into additional financing transactions given the timely value of the Company under different scenarios (a level 3 fair value measurement). The inputs used in determining the fair value are: a risk-free interest rate of 1.16%, expected volatility of approximately 50%.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 12 - LONG TERM LOANS FROM FINANCIAL INSTITUTIONS, NET (CONT.):

On April 23, 2023, the Company and FP. entered into a Waiver and Amendment to the 2022 Credit Agreement whereby FP, (i) provided a waiver of certain defaults or potential defaults, (ii) permitted the Company to make its interest payments for 2023 on a PIK basis if its cash balance is less than $12.5 million, (iii) temporarily reduced the Company’s minimum cash requirement from $10 million to $8 million and $7 million for the months of April and May 2023, respectively, and thereafter to $10 million, in each case plus an amount sufficient to cover its and its subsidiaries’ accounts payable that are past 60 days due, (iv) increased the interest rate of the loan to Secured Overnight Financing Rate (“SOFR”) + 9.50% (with a 3% SOFR floor) and (v) provided for certain additional reporting obligations by the Company.

In June 2023 the Company and FP entered into an amendment which provides, among other things, upon the Company’s receipt of a $10 million prepayment as part of the MDA Agreement (see Note 3), interest payable thereunder will be added to the principal of the term loan on a “pay in kind” basis through June 28, 2024, the payments made in connection with the pre-purchase agreement will not be applied to repay debt under the 2022 Credit Agreement, a limited waiver, subject to certain conditions, of the $10 million minimum cash requirement liquidity covenant therein, and following closing of the MDA Agreement, a reduced interest rate of SOFR + 8.5% provided that the interest rate shall not exceed a rate per annum equal to 12.5%, and the issuance by the Company of 5,100,000 ordinary shares, of which 1,000,000 ordinary shares were issued in a private placement within 30 days, which shares will be subject to substantially the same terms governing the PAS (see Note 14(g)) previously issued in connection with the business combination with Endurance.

On October 31, 2023, the Company entered into another Waiver and Amendment to the 2022 Credit Agreement, whereby the lenders provided their consent to the MDA Agreement and to wave financial covenants which were associated with the 2022 Credit Agreement. This amendment was accounted for as an extinguishment of the loan. In reaching this conclusion, the Company considered the impact of consecutive modifications of the loan throughout 2023; also, the Company noted that the issuance of ordinary shares in terms similar to the ones governing the PAS gives rise to a substantial qualitative change in the 2022 Credit Agreement. As such, the Company accounted for the modified loan as a derecognition of the existing loan and recognition of the modified loan at fair value with any differences as finance expenses.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 12 - LONG TERM LOANS FROM FINANCIAL INSTITUTIONS, NET (CONT.):

The finance incomes resulted from the modification amounted to $2.5 million. On April 1, 2025, the Company entered into the Sixth Amendment to the 2022 Credit Agreement (see Note 26 b)

	For the year ended December 31
	2024	2023
Long term loans from financial institutions	67,691	59,792
Accrued interest (see Note 10)	2,823	-

Financial covenants:

According to the 2022 Credit Agreement, as amended, the Company’s cash must be held in deposit accounts subject to a security interest in favor of the Agent for the benefit of the lenders. In addition, the Company must meet affirmative and negative covenants customary for a financing of this type, including but not limited to, limitations on indebtedness, restricted payments, dividends, transactions with affiliates, investments, lines, acquisitions, and asset sales. The FP loan is guaranteed on a senior secured basis by the Company and its subsidiaries, subject to customary exceptions.

As of the date of these audited financial statements, the Company is in compliance with the covenants.

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

On April 30, 2023, the Company and Ilan Gat Ltd. entered into a Separation Agreement pursuant to which Ms. Gat resigned from all positions at the Company and its subsidiaries, including serving as the President of the Company. Effective May 1, 2023, she instead began serving as an observer on the board of directors of the Company. The Company agreed to pay Ms. Gat compensation consisting of (i) five monthly payments in the gross sum of $55,000 plus VAT from May through September 2023; (ii) one monthly payment of $110,000 plus VAT in October 2023, totaling in the aggregate, $385,000 plus VAT; and (iii) other customary terms and conditions.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 13 - RELATED PARTIES (CONT.):

The Company and RaySat Ltd. (“RaySat”), an entity organized under the laws of the State of Israel and controlled by Mr. Yoav Leibovitch, the Company’s Chairman of the board of directors and one of the Company’s significant shareholders, are parties to a Services Agreement effective as of January 1, 2013 (as amended as of June 27, 2017, September 6, 2020, January 4, 2021, February 24, 2022, October 27, 2022 and February 25, 2024 ). Pursuant to this agreement, Mr. Yoav Leibovitch provides financial management, business development, presidential and management services to the Company and its subsidiaries.

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

On October 19, 2023, upon recommendation of the Company’s board and compensation committee, the Company’s shareholders approved a one-time special success bonus of up to $1 million in the aggregate to the Company’s Executive Chairman of the Board, Mr. Yoav Leibovitch, in connection with the MDA Agreement (see Note 3). The MDA bonus is to be paid in nine installments. Each of the special success bonus amounts relates to proceeds the Company has received and expect to receive with respect to the MDA Agreement during the relevant month. The MDA bonus shall not be paid if for any reason whatsoever, whether due to default by the Company or otherwise, we do not actually receive the relevant proceeds with respect to the MDA Agreement.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 13 - RELATED PARTIES (CONT.):

For the year ended December 31, 2024:

Name	Position	Scope of Position	Holding Rate	Salary, bonuses and related expenses	Expected Bonus	Share- Based Payments
Nir Barkan	Acting Chief Executive Officer	Full Time	0.91%	660	281	594
Raysat (Yoav Leibovitch)	Chairman	Full Time	25.56%	1,200	235	-

For the year ended December 31, 2023:

Name	Position	Scope of Position	Holding Rate	Salary, bonuses and related expenses	Expected Bonus	Share- Based Payments
Nir Barkan	Acting CEO	Full Time	0.25%	303	160	129
Ilan Gat (Simona Gat)	Former president and COO	Full Time	19.47%	605	-	39
Raysat (Yoav Leibovitch)	Chairman	Full Time	26.35%	1,750	450	39

Outstanding balances with related parties:

	For the year ended December 31
	2024	2023
Assets
Jet Talk	46	75
Total Assets	46	75
Labilities
Raysat	335	550
Current Chief Executive Officer	281	190
Total Liabilities	616	740

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

Risk management is performed by the Company’s Chief Financial Officer, which includes examining certain exposures to risks, such as exchange rate risk, credit risk. In 2024 and 2023, the Company did not use derivative financial instruments to hedge its operations.

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

The par value of financial assets represents the maximum credit exposure.

The maximum exposure to credit risk at the time of reporting was:

	December 31, 2024	December 31, 2023

Cash	14,433	13,979
Trade accounts receivables	3,905	2,260
Other accounts receivable	2,570	2,053
Promissory Notes	-	20,000
Other long-term receivables	-	2,000
Contract assets	1,486	4,091
Total	22,394	44,383

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 14 - FINANCIAL INSTRUMENTS – RISK MANAGEMENT:

Credit risk (cont.):

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

The Company's policy is not to execute currency hedging transactions.

As of the balance sheet date, the Group’s exposure to currencies as follows:

	December 31, 2024
	NIS	EUR	GBP	USD	Total
Assets:
Cash and cash equivalents	1,320	401	284	12,428	14,433
Trade receivables	2	-	13	3,890	3,905
Prepaid expenses and other account receivables	145	60	251	2,114	2,570
Contract assets	-	-	20	1,466	1,486
	1,467	461	568	19,898	22,394
Liabilities:
Current liabilities:
Current maturities long-term loans	-	-	-	(2,312)	(2,312)
Liabilities in respect of leases- short term	(480)	(71)	(216)	(19)	(786)
Advanced payments from MDA against future orders	-	-	-	(39,296)	(39,296)
Trade payables	(976)	(339)	(459)	(1,347)	(3,121)
Payables and credit balances	(5,112)	(36)	(1,061)	(2,331)	(8,540)
	(6,568)	(446)	(1,736)	(45,305)	(54,055)
Non-current liabilities:
Liability for IIA royalties	(774)	-	-	-	(774)
Derivatives liabilities	-	-	-	(5,719)	(5,719)
Long term loans from banks	-	-	-	(67,691)	(67,691)
Liabilities in respect of leases- long term	(1,165)	(51)	(176)	-	(1,392)
Net balances	(7,040)	(36)	(1,344)	(98,817)	(107,237)

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 14 - FINANCIAL INSTRUMENTS – RISK MANAGEMENT (CONT.):

a.	Currency risk (cont.):

	December 31, 2023
	NIS	EUR	GBP	USD	Total
Assets:
Cash and cash equivalents	1,120	1,372	235	11,252	13,979
Trade receivables	-	55	-	2,205	2,260
Prepaid expenses and other account receivables		2,036		17	2,053
Promissory notes	-	-	-	20,000	20,000
Other long-term receivables	-	-	-	2,000	2,000
Contract assets	-	-	128	3,963	4,091
	1,120	3,463	363	39,437	44,383
Liabilities:
Current liabilities:
Current maturities long-term loans	-	-	-	-	-
Liabilities in respect of leases- short term	(469)	-	(144)	(26)	(639)
Advanced payments from MDA against future orders	-	-	-	(28,138)	(28,138)
Trade payables	(479)	(368)	(284)	(247)	(1,378)
Payables and credit balances	(896)	(618)	(415)	(5,942)	(7,871)
	(1,844)	(986)	(843)	(34,353)	(38,026)
Non-current liabilities:
Liability for IIA Royalties	(1,196)	-	-	-	(1,196)
Liabilities in respect of leases- long term	(1,558)	-	(495)	(14)	(2,067)
Long term loans from banks	-	-	-	(59,792)	(59,792)
Net balances	(3,478)	2,477	(975)	(54,722)	(56,698)

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

	December 31, 2024	December 31, 2023
Linked to NIS	(7,040)	(3,478)
	10%	10%
	(704)	(348)

Linked to EUR	(36)	2,477
	10%	10%
	(4)	248

Linked to GBP	(1,344)	(975)
	10%	10%
	(134)	(97)

c.
Liquidity risks:

Liquidity risks arise from the management of the Group’s working capital as well as from the financing expenses and principal repayments of the Group’s debt instruments. Liquidity risk is the risk that the Group will find it difficult to meet obligations related to financial liabilities.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 14 - FINANCIAL INSTRUMENTS – RISK MANAGEMENT (CONT.):

c.	Liquidity risks (cont.):

The following is an analysis of the contractual maturities of financial liabilities in accordance with nominal values for settlement.

Based on the earliest time the company will be required to pay:

December 31, 2024	Within 30 days	1-12 Months	1-3 Years	Total
Liabilities in respect of leases- short term	(164)	(622)	-	(786)
Trade payables	(1,264)	(1,857)	-	(3,121)
Payables to related parties	(100)	(516)	-	(616)
Other Accounts Payable	(2,008)	(6,532)	-	(8,540)
Long term loans from banks, net	-	-	(67,691)	(67,691)
Liabilities in respect of leases- long term	-	-	(1,392)	(1,392)
Advanced payments from MDA against future orders	-	(39,296)	-	(39,296)
Liability for IIA royalties	-	-	(774)	(774)
Derivatives liabilities	-	-	(5,719)	(5,719)
Total	(3,536)	(48,823)	(75,576)	(127,935)

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 14 - FINANCIAL INSTRUMENTS – RISK MANAGEMENT (CONT.):

c.	Liquidity risks (cont.):

December 31, 2023	Within 30 days	1-12 Months	1-3 Years	Total
Liabilities in respect of leases- short term	(172)	(467)	-	(639)
Trade payables	(258)	(1,120)	-	(1,378)
Payables to related parties	-	(740)	-	(740)
Other accounts payable	(1,581)	(6,290)	-	(7,871)
Long term loans from banks, net	-	-	(68,020)	(68,020)
Liabilities in respect of leases- long term	-	-	(2,067)	(2,067)
Advanced payments from MDA against future orders	-	-	(28,138)	(28,138)
Liability for IIA royalties	-	-	(1,107)	(1,107)
Derivatives liabilities	-	-	(114)	(114)
Total	(2,011)	(8,617)	(99,446)	(110,074)

d.	Fair value of financial instruments measured at fair value on a periodic basis:
	Level	December 31, 2024	December 31, 2023
Financial Liabilities:
Advanced payments from MDA against future orders	3	39,296	28,138
PAS	3	5,719	114
Total		45,015	28,252

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

The total value of the new SPAC warrants was $3,906 thousand and was divided between equity and liability as follow: $3,490 thousand for equity and $416  thousand for liability under derivatives. The value of the warrants derivatives on October 27, 2022 was based on the market price of the closing date of the Business Combination of $0.22.

On December 8, 2022, 3.364 million SPAC private warrants were exercised on a cashless basis into 553,692 Ordinary Shares. On December 11, 2022, 0.935 million PIPE warrants were exercised into 2 million Ordinary Shares resulting in gross proceeds to the Company of $1.5 million.

SPAC Warrants
Balance at December 31, 2022	407
Issuance of warrant (SPAC transactions)	-
Changes in fair value recognized in finance expenses	(407)
Exercise of warrants	-
Balance at December 31, 2023	-
Changes in fair value recognized in finance expenses	-
Balance at December 31, 2024	-

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 14 - FINANCIAL INSTRUMENTS – RISK MANAGEMENT (CONT.):

f.
Price Adjustment Shares:

Immediately following the closing of the SPAC transaction, the Company issued a total of 27,500,000 PAS with the Company’s founders receiving 27,000,000 PAS (18,000,000 to Yoav Leibovitch and 9,000,000 to Simona Gat) and the Sponsor receiving 500,000 PAS. In November 2023, the Company issued to FP, 1,000,000 PAS as part of an amendment signed between the parties (see Note 12e).

The PAS vest upon three price adjustment achievement dates: (i) one-third of the PAS will vest if at any time forty-five (45) days after the date of effectiveness of the applicable registration statement and within the 10-year period following the closing, the volume weighted average price (“VWAP”) of the Company’s Ordinary Shares is greater than or equal to $12.50 for any seven (7) trading days within a period of 30 consecutive trading days, (ii) one-third of the PAS will vest if at any time forty-five (45) days after the date of effectiveness of the applicable registration statement and within the 10-year period following the closing, the VWAP of the Company’s Ordinary Shares is greater than or equal to $14.00 for any seven (7) trading days within a period of 30 consecutive trading days and one-third of the PAS will vest if at any time forty-five (45) days after the date of effectiveness of the applicable registration statement and within the 10-year period following the closing, the VWAP of the Ordinary Shares is greater than or equal to $15.50 for any seven (7) trading days within a period of 30 consecutive trading days.

The share price targets shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalization, reclassifications, combinations, exchanges of shares and other similar changes or transactions to the Company’s Ordinary Shares occurring on or after the Closing. In the event of a SatixFy change in control transaction within ten (10) years following the closing of the Business Combination, all of the unvested PAS not earlier vested will vest immediately prior to the closing of such change in control. If the PAS do not vest according to the achievement dates in the Business Combination Agreement, or if a change of control has not occurred after the Closing and prior to the date that is ten (10) years following the Closing Date, then any unvested PAS shall automatically be forfeited back to the Company’s for no consideration.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 14 - FINANCIAL INSTRUMENTS – RISK MANAGEMENT (CONT.):

f.	Price Adjustment Shares (cont.):

The Company allocated the PAS between the identifiable assets received and the listing expense Following the logic of the tentative agenda decision, the portion in the scope of IAS 32/ IFRS 9 would be recognized as a liability on initial recognition and re-measured through the Company’s income statement until settlement.

For the purpose of measuring the fair value of the PAS derivatives on December 31, 2023, a binomial model was used. The inputs used in determining the fair value are: price per share: 0.3631 a risk-free interest rate of 3.88%, an expected exercise period of 9.8712 years and an expected volatility of approximately 50%.

For the purpose of measuring the fair value of the PAS derivatives on December 31, 2024 a probability weighted average value was calculated given the Merger Agreement occurs, or does not occur due to the triggered acceleration under a change of control event. The inputs used in determining the fair value are price per share of $1.53, a risk-free interest rate of 4.54% and 4.51% and an expected exercise period of 8.8685 years and 8.0603 years, with an expected volatility of approximately 65%.

PAS

Balance on December 31, 2022	19,898
Changes in fair value recognized in finance expenses	(19,784)
Balance on December 31, 2023	114
Changes in fair value recognized in finance expenses	5,605
Balance on December 31, 2024	5,719

NOTE 15 - OTHER LONG-TERM LIABILITIES:

a.	Breakdown of other long-term liabilities:

	December 31, 2024	December 31, 2023
Liability for IIA Royalties (see Note 15(b) below)	774	1,196
Alta settlement (see note 18)	-	300
	774	1,496

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 15 - OTHER LONG-TERM LIABILITIES (Cont.):

b.
Liability for royalties payable:

The Company received the approval of the IIA for its participation in certain development expenses carried out by the Company, within the framework of determined budgets and time periods.

In accordance with its commitment, the Company is required to pay the IIA royalties of 3% to 4% of total sales of products resulting from R&D funded by such grants, up to a maximum amount of 100% of total grants received, plus interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to U.S. dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. Therefore, the total amount of the grants that will be repaid through royalties and will increase until repayments begin.

The difference between the consideration received and the liability recognized at inception (present value) was treated as a government grant according to IAS 20 and recognized as a reimbursement of research expenses or a reduction in capitalized development costs.

	December 31, 2024	December 31, 2023

As of January 1	1,196	1,107
Principal Payments	-	(11)
Amounts recognized as an offset from research and development expenses	-	(113)
Revaluation of the liability	(422)	213
As of December 31,	774	1,196

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 16 - FORWARD PURCHASE AGREEMENT:

On October 24, 2022, the Company entered into the Forward Purchase Transaction with the Seller. Pursuant to the Forward Purchase Agreement, the Seller thereunder purchased, through a broker in the open market Ordinary Shares and will sell the Ordinary Shares under certain conditions. Pursuant to the Forward Purchase Agreement, the Sellar were paid directly, out of the funds held in Endurance’s trust account, approximately $86.5 million. Accordingly, there was no net increase in cash as a result of the Forward Purchase Agreement at the time of the closing of the Business Combination occurred on October 27, 2023. On January 23, 2023, Upon the effective date of the applicable registration statement, the Seller paid to the Company approximately $10.0 million (including $8.4 million with respect to the Ordinary Shares purchased by the Seller prior to the closing of the Business Combination and $1.6 million with respect to the additional Ordinary Shares issued to the Seller following the closing of the Business Combination).

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

On October 31, 2023, the Company entered into a Termination Agreement with the Seller. Pursuant to the Termination Agreements, the parties agreed (i) to terminate the Forward Purchase Agreement, (ii) that Vellar and ACM relinquish their rights to an aggregate of 3,599,444 Ordinary Shares (which includes all remaining Ordinary Shares held by ACM and Vellar), which are to be transferred to FP in connection with their consent to the transactions contemplated by the MDA Agreement (see also Note 12(d)). Further, the Company agreed to pay Vellar and ACM an aggregate amount of approximately $6.5 million in installments until May 31, 2024, in the case of Vellar and March 31, 2024, in the case of ACM.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 16 - FORWARED PURCHASE AGREEMENT (CONT.):

At January 1, 2022	-
FPA (SPAC transactions)- assets	42,502
FPA (SPAC transactions)- liability	(13,306)
FPA (SPAC transactions) net	29,196
Revaluation as of November 21, 2022	(36,692)
Issuance of Ordinary Shares on November 21, 2022	49,998
Revaluation as of December 31, 2022	(1,650)
As of December 31, 2022	40,852
Cash received	(10,026)
Revaluation as of October 2023	(37,408)
Termination	6,582
As of December 31, 2023	-

NOTE 17 - EQUITY:

a.	Ordinary Share: Ordinary Share confer upon its holders the rights to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

b.
SPAC merger:

Prior to the SPAC transaction (see Note 1), in addition to the Ordinary Shares, the Company held three classes of preferred shares (A, B and C) which beard different rights and preferences and which were issued at early stages of the Company.  Following the Business Combination Transaction, all preferred shares were converted into Ordinary Shares and the Company has canceled the par value of the Ordinary Shares. In addition, the Company conducted a forward share split of one-for-  1.046.

c.
Share Option Plan:

On September 4, 2013, the Company’s board directors adopted time the 2013 Share Incentive Plan pursuant to which the board of directors is authorized to issue share options, restricted shares and other awards to officers, directors, employees, consultants and other service providers of SatixFy Israel Ltd. Each option is exercisable for one Ordinary Share for a period of ten years from the grant date.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 17 - EQUITY (CONT.):

c.
Share Option Plan (Cont.):

On May 12, 2020, the Company’s board of directors adopted the 2020 Share Award Plan replacing the 2013 Share Incentive Plan and all the grants to Israeli employees were replaced with grants issued pursuant to the 2020 Share Award Plan after receiving an approval from the Israeli Tax Authorities for tax exemption in accordance with the provisions of section 104B (f) of the Income Tax Ordinance.

The Options granted under the 2013 Share Incentive Plan and under 2020 Share Award Plan are subject to Section 102 of the Israeli Tax Ordinance, the minimum period in which the options granted to a participant or, upon exercise or vesting thereof the underlying Ordinary Shares, are to be held by a trustee on behalf of the participant, in accordance with Section 102, and pursuant to the tax track which the Company selects subject to the provisions of Section 102(g) of the Israeli Tax Ordinance.

During the year ended December 31, 2024, the Company granted options to purchase up to 377,767 Ordinary Shares to certain employees. The Company didn’t grant options in 2023. In 2024 and 2023, options to purchase 127,596 Ordinary Shares and 229,760 Ordinary Shares, respectively were exercised by employees. As of December 31, 2024 and 2023, options to purchase 5,525,883 Ordinary Shares and 6,214,912 Ordinary Shares, respectively, were outstanding, respectively, of which 4,943,452 Ordinary Shares were exercisable as of December 31, 2024.

In 2023, the Company granted for the first time 7,808,280 Restricted Share Units (“RSUs”) to employees and subcontractors. The RSUs represent the right to receive Ordinary Shares at a future time and vest over a period of four years with a one year cliff and thereafter vest on a quarterly basis over the remaining three years. The RSUs that were granted to the Israeli employees were granted under Section 102 of the Israeli Tax Ordinance. As of December 31, 2024, and 2023 4,890,652 and  5,219,101 RSUs, respectively  were outstanding.

On May 4, 2017, the Company’s board of directors approved EMI share option scheme pursuant to which the board of directors is authorized to issue share options, restricted share and other awards to officers, directors, employees, consultants and other service providers of the Company’s UK subsidiaries. Each option can be exercised for one ordinary stock with a par value of $0.008. Options granted vest in equal tranches over three years from the grant date. Each option is exercisable up to ten years from the grant date.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 17 - EQUITY (CONT.):

c.
Share Option Plan (Cont.):

On May 12, 2020 following the board of directors adopted the 2020 EMI Share Option Plan replacing the EMI Share Option Scheme and all of the grants held by the Company’s employees in the UK under the EMI Share Option Scheme were replaced with  grants under the 2020 EMI Share Option Plan.

Pursuant to the EMI Share Option Scheme, options only become exercisable upon an exit event. An exit event is defined as the sale or transfer of the whole of the undertaking or assets of the Company and its subsidiaries or a successful listing on a recognized share exchange. If the options remain unexercised after a period of ten years from the date of grant the share options will automatically lapse and cease to be exercisable. If an employee terminates its employment with the Group, for whatever reason (including death), all options are forfeited immediately. All options granted are non-assignable under the rules of the EMI Share Option Scheme and any Ordinary Shares ultimately acquired upon the exercise of an option are subject to certain restrictions as stipulated in the Company’s articles of association.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 17 - EQUITY (CONT.):

c.	Share Option Plan (cont.): The following table summarizes information about options outstanding and exercisable as of December 31, 2024 and 2023:

	2024		2023
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Options	Price	Options	Price
	USD		USD
Options outstanding at the beginning of year:	6,215	1.67	7,297	1.76
Changes during the year:
Granted	378	0.71	-	-
Exercised	299	-	38	0.68
Forfeited	971	0.71	1,044	2.38
Options outstanding at end of year	5,323	1.86	6,215	1.67
Options exercisable at year-end	4,808	1.93	3,171	0.9

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

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 17 - EQUITY (CONT.):

d.	Share Option Plan (cont.): The RSUs to employees and services providers outstanding as of December 31, 2024 and 2023 as follows:

	Number of RSUs
	2024	2023
Outstanding at beginning of year	5,219,101	-
Granted	2,450,583	7,808,280
Vested	(2,466,858)	(902,753)
Forfeited	(300,353)	(1,686,426)
Unvested as of December 31	4,902,473	5,219,101

NOTE 18 - MATERIAL COMMITMENTS:

a.
The Company’s UK subsidiaries had signed several agreements with the European Space Agency (the “ESA” or the “Agency”) as part of the Agency’s Advanced Research in Telecommunication Systems (“ARTES”) programs. The objectives of the ARTES programs are to ensure the readiness of the industry to respond to commercial opportunities by focusing the activities on technological innovation in equipment, systems, and applications for satellite communication, resulting in products ready for future exploitation within either the commercial or institutional market. Accordingly, the Agency had agreed to participate in the funding of the development of an integrated chip sets for several industries, which includes both hardware and software. The Agency’s participation varies between 50%-75% of the cost, depending on the nature of the engagement.

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

SatixFy Israel Ltd. also participated in programs that were financed by the Government of Israel for supporting research and development activities. As of December 31, 2024, SatixFy Israel Ltd. had obtained grants from the IIA to finance its research and development programs in the aggregate amount of $6,334 thousand, of which $3,289 thousand bear royalties.

b.
In return for financing these programs, SatixFy Israel Ltd.committed to pay the IIA royalties of 3%-4% of total sales of products from revenues related to these programs. The royalties will be paid up to a maximum amount representing 100% of total grants received and are linked to the U.S. dollar exchange rate with the addition of an annual dollar interest rate. As of December 31, 2024, and December 31, 2023 SatixFy Israel Ltd. has accumulated liability in respect of royalties to the IIA in the amount of $169 and $136 thousand, respectively, representing 3%- 4% of revenues.

As of December 31, 2024, and December 31, 2023, SatixFy Israel Ltd. had a contingent liability to IIA in the amount of $774 thousand and $1,197 thousand, respectively, based on discounted future royalties at an interest rate of 20%, respectively.

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

In May 2022, the court rejected Plaintiffs request for specific injunctive relief while ordering the appointment of a former judge, Mr. Yossi Shapira, as the new trustee to exercise fiduciary authority over such shares. In January 2025, the court replaced Mr. Shapira with a new trustee. The Plaintiffs claim on the merits remains pending, and statements of defense were filed by the respondents in July 2022. After the preliminary stage of the proceeding, the Plaintiffs filed their evidence during the months of April and May 2024, followed by the Company’s evidence, which were filed in September 2024 and December 2024. Evidentiary hearings are scheduled to be held between January and March 2025. The Company believes that these proceedings will not have a material impact on the Company.

On October 27, 2022, Sensegain Prodigy Cayman Fund SP3 (“Sensegain”) defaulted on its commitment to purchase units it had subscribed for in connection with a private placement financing pursuant to its Subscription Agreement with the Company and Endurance. As a result of the default, out of the $29,100 thousand previously committed by subscribers pursuant to the Subscription Agreements, the Company received $20 million in proceeds from the private placement financing. On December 12, 2022, the Company filed a complaint against Sensegain in the New York Supreme Court, County of New York, seeking specific performance by Sensegain under the Subscription Agreement or, in the alternative, damages in the amount Sensegain owes pursuant to the Subscription Agreement (plus applicable interest and fees). Due to lack of ability to locate any U.S. based representative of the plaintiff, the Company withdrew its complaint in June 2024.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 18 - MATERIAL COMMITMENTS (CONT.):

Legal proceedings (cont.):

In June 2023, Alta Partners, LLC (“Alta”) filed a complaint against the Company in the U.S. District Court for the Southern District of New York claiming unspecified damages for an alleged breach by the Company of the warrant agreement in relation to certain of its public warrants allegedly held by Alta.

In December 2023, the Company and Alta reached a settlement agreement according to which, the Company shall pay to Alta the sum of $2.3 million as follows:  (i) $1 million no later than five (5) business days after the effective date; and (ii). $1.3 million in thirteen (13) monthly installments of one hundred thousand ($100,000) each with the first instalment no later than March 1, 2024. Following receipt of the first installment on January 24, 2024, Alta dismissed the matter. All settlement payments have been completed.

Covenants:

The FP loan has several covenants (see Note 12).

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

Royalties are payable at the rate of 3%-4% from the time of commencement of sales of all of the Company’s products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, plus interest at LIBOR

Until October 25, 2023, the interest was calculated at a rate based on 12-month London Interbank Offered Rate, (“LIBOR”) applicable to U.S. dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest will be calculated at a rate based on 12-month Secured Overnight Financing Rate, the SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 19 - REVENUES:

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

	For the year ended December 31,
	2024		2023		2022
	USD thousands	%	USD thousands	%	USD thousands	%
Airbus	-	0%	188	2%	318	3%
Telesat	350	2%	4,250	40%	5,326	50%
iDirect	4,260	21%	2,605	24%	489	5%
Trustcom	-	0%	-	0%	1,108	10%
MDA	4,639	22%	1,497	14%	1,907	18%
Confidential Customer	10,635	52%	1,309	12%	1,162	11%

2.	Geographical areas: The following table splits the Company’s revenues by main geographical areas:

U.S. & Canada			UK			Other			Consolidated
Revenues			Revenues			Revenues			Revenues
2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
19,884	8,446	9,310	-	732	1,070	764	1,552	246	20,648	10,730	10,626

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 20 - COST OF SALES AND SERVICES:

	December 31, 2024	December 31, 2023	December 31, 2022

Salaries and related expenses	4,900	2,861	3,556
Materials and models	2,701	2,276	707
Depriciation	31	34	21
Chip development tools and subcontractors	689	767	214

Total	8,321	5,938	4,498

NOTE 21 - RESEARCH AND DEVELOPMENT EXPENSES, NET:

	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Salaries and related expenses, including stock based compensation	17,574	23,450	21,923
Chip pre-production and development tools	9,930	9,917	7214
Government support and grants	(5,283)	(4,241)	(12,295)

Total	22,221	29,126	16,842

NOTE 22 - SELLING AND MARKETING EXPENSES:

	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Salaries and related expenses	2,070	2,866	2,335

Total	2,070	2,866	2,335

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 23 - ADMINISTRATIVE AND GENERAL EXPENSES:

	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Salaries and related expenses	4,928	5,925	8,175
Depreciation and overheads	160	93	132
Expected credit loss (a)	-	1,876	-
Other expenses (b)	5,737	6,667	942

Total	10,825	14,561	9,249

(a)
Write off of a contract asset relating to Jet Talk contract asset balance, as the Company does not believe it can benefit from the remaining asset due to certain disagreement between the parties, which are under discussion and expected to be resolved in the near future.

(b)	In 2023 expenses occurred following the Alta settlement of $2.3 million (see Note 18) and expenses associated with a new directors’ and officers’ insurance policy.

NOTE 24 - TAX EXPENSES:

A.
Tax base:

UK:

The corporate tax rate in the UK was between 19% to 25% depending on total taxable profits in the years 2024 and 2023.

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

Israel:

The Company's Israeli subsidiaries are subject to the tax laws of the State of Israel, whose overall tax rate was 23% in 2024 and in 2023.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 24 - TAX EXPENSES (Cont.):

B.
Uncertain tax position:

The Company did not record any liability in respect of income taxes related to deferred tax benefits at the date of adoption and did not record any liability in respect of deferred tax benefits during 2024 and 2023. Accordingly, the Company has not recorded any interest or penalty for any unrecognized benefit. The Company recorded a tax liability following the MDA Agreement (see Note 3).

C.
Tax losses:

As of December 31, 2024, the Company has a carry-forward loss of approximately $103 million, according to the 2024 tax return, which may be utilized to offset taxable income in the future.

The Company did not create deferred taxes due to the uncertainty in their future utilization.

D.	Tax assessments: The Company has not yet received final tax assessments in any of its subsidiaries.

NOTE 25 - LOSS PER SHARE:

Below are the net loss data attributed to capital rights owners. The loss per share is calculated according to the weighted average number of the shares issued in the relevant financial periods, the weighted average number of the ordinary shares issued and the loss for the period as follows:

	For the year ended December 31
	2024	2023	2022
Calculation of basic earnings per share:
Net loss	(45,665)	(29,715)	(397,789)
Loss attributed to shareholders in USD	(45,665)	(29,715)	(397,789)

Weighted average number of Ordinary Shares	83,777,164	80,974,653	30,030,805

Basic and diluted loss per share attributed in USD	(0.54)	(0.37)	(13.25)

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 26 – SUBSEQUENT EVENTS:

A.
On April 1, 2025, the Company entered into an Agreement and Plan of Merger with MDA Space, and its two wholly owned subsidiaries, pursuant to which the Company will undergo a two-step merger transaction, which upon completion, the company is the surviving entity and becoming an indirect wholly owned subsidiary of MDA Space (“the Merger”).

Upon completion of the Merger, the Company’s shareholders will be entitled to receive the Merger Consideration consisting of cash in the amount of $2.10 (without interest) for each Ordinary Share held, subject to the withholding of any applicable taxes and the terms of the Merger Agreement. The Merger Agreement also provides for the treatment of the Company’s outstanding equity awards and warrants.

The Merger Agreement provides for a 45-calendar day Go-Shop Period beginning on the date of the Merger Agreement, during which the Company may, subject to compliance with the terms of the Merger Agreement, solicit, encourage, entertain, discuss and negotiate inquiries, proposals or offers in respect of potential alternative transactions.

If the Company receives a definitive agreement with respect to a Superior Proposal during the Go-Shop Period and enters into such definitive agreement, the Company will be required to pay MDA Space a termination fee of $5 million. In all other circumstances described in the Merger Agreement, including if MDA Space terminates the Merger Agreement due to the Company’s breach of its non-solicit obligations or, in certain cases, if the Company enters into an alternative transaction after termination of the Merger Agreement, the Company will be required to pay to MDA Space a termination fee of $10 million.

B.
On April 1, 2025, concurrently and contingent upon signing on the Merger Agreement, the Company entered into a Sixth Amendment to the 2022 Credit Agreement, whereby the lenders provided their consent to the Merger and provides that the interests payable on March 31, 2025 and on June 30, 2025  will be added to the principal of the term loan on a “pay in kind” basis.

C.
On March 13, 2025 the Master Purchase Agreement was amended (by Amendment No. 2),  to add $1.8 million to the outstanding amount and provided for an additional $2.7 million upon the Company meeting certain milestones

D.
On April 1, 2025, the Master Purchase Agreement was further amended (by Amendment No. 3) to provide for additional $5.5 million in three installments associated with the completion of the Merger and contingent upon  execution of the Merger Agreement.