Form 20-F/A
period 2024-12-31
SatixFy Communications Ltd.
filed 2025-04-14
CIK 1915403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

Yes ☐ No ☒

EXPLANATORY NOTE

Due to an administrative error, we are filing this Amendment No. 1 (“Amendment No. 1”) to our Annual Report on Form 20-F (the “Original Filing”) to include Exhibit 2.4, Description of Securities, which was inadvertently omitted in the Original Filing, and amending Item 18 of the Original Filing to include the Report of our Independent Registered Public Accounting Firm dated as April 1, 2025. The Report of our Independent Registered Public Accounting Firm that was included in the Original Filing was not dated. For clarity, the audited consolidated financial statements as of and for the three fiscal years ended December 31, 2024 included in this Amendment No. 1 are otherwise unchanged from the audited consolidated financial statements included in the Original Filing.

In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 have been re-executed as of the date of, and are re-filed as part of, this Amendment No. 1 as Exhibits 12.1, 12.2, 13.1 and 13.2.

Other than expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Original Filing nor does this Amendment No. 1 reflect any events that have occurred after the Original Filing was filed.

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

2.4*	Description of Securities

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

1

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

2

4.19
Second Amendment to Master Purchase Agreement, dated March 13, 2025, between Macdonald, Dettwiler and Associates Corporation and SatixFy Communications Ltd. (incorporated by reference to Exhibit 4.19 to SatixFy Communication Ltd.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2025).

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

11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to SatixFy Communication Ltd.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2025).

12.1*	Certification by the Acting Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Interim Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Acting Chief Executive Officer and the Interim Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Interim Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1
Consent of Independent Registered Public Accounting Firm Insider Trading Policy (incorporated by reference to Exhibit 15.1 to SatixFy Communication Ltd.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2025).

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

3

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SATIXFY COMMUNICATIONS LTD

	By:	/s/ Nir Barkan
Name: Nir Barkan
Title: Chief Executive Officer

	By:	/s/ Oren Harari
Name: Oren Harari
Title: Interim Chief Financial Officer

Date: April 14, 2025

4

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

April 1, 2025
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

April 1, 2025
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